As confidentially submitted to the Securities and Exchange Commission on October 13, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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Gauzy Ltd.
(Exact name of registrant as specified in its charter)

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State of Israel	3690	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Eyal Peso
Chief Executive Officer and Chairman
14 Hathiya Street, Tel Aviv 6816914, Israel
Tel: +972-72-250-0385

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Gauzy USA, Inc.
840 F Avenue, Suite 104
Plano, TX 75074
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________

Copies to:
Mark Selinger, Esq. Gary Emmanuel, Esq. David Huberman, Esq. McDermott Will & Emery LLP One Vanderbilt Avenue New York, NY 10017-3852 Tel: 312-372-2000	Chaim Friedland Ari Fried Gornitzky & Co. Vitania Tel Aviv Tower 20 HaHarash Street Tel Aviv, 6761310, Israel Tel: +972-3-710-9191	Amir Halevy Perry Wildes Gross Law Firm 1 Azrieli Center, Round Tower Tel Aviv 6701101, Israel Tel: +972-3-607-4464	Joshua G. Kiernan Michael J. Rosenberg Latham & Watkins LLP 99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44 (20) 7710-1000	Nathan Ajiashvili Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Tel: 212-906-1200

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Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated October 13, 2022

P R O S P E C T U S

         Ordinary Shares

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This is our initial public offering. We are offering            ordinary shares.

We expect the public offering price to be between $            and $            per ordinary share. Currently, no public market exists for our ordinary shares.

We have applied to have our ordinary shares listed on the Nasdaq Global Market under the symbol “GAUZ.”

We are both an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and a “foreign private issuer,” as defined under the U.S. federal securities laws and are subject to reduced public company reporting requirements. See “Summary — Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’.”

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 21 of this prospectus.

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	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds before expenses, to us	$	$

(1) See the section titled “Underwriting” for additional information regarding the compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional              ordinary shares from us, at the initial public offering price, less the underwriting discounts, for a period of 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about             , 2022.

_____________

BofA Securities	Cowen	Stifel

_____________

The date of this prospectus is             , 2022.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Gauzy,” “the Company,” “our,” “us,” and “we” refer to Gauzy Ltd. and its subsidiaries.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus that we have authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus prepared by us or on our behalf or to which we have referred you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor the underwriters are making an offer to sell these ordinary shares in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date of the front cover of the prospectus, regardless of the time of delivery of this prospectus or any sale of ordinary shares. Our business, financial condition, operating results and prospects may have changed since that date.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction. See “Underwriting” for additional information on these restrictions.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We present our consolidated financial statements in U.S. dollars. Our fiscal year ends on December 31 of each year. Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Except as disclosed or otherwise noted in this prospectus, the consolidated financial statements and summary historical consolidated financial data included in this prospectus are those of Gauzy and its subsidiaries and do not give effect to the Business Combination (as defined and described elsewhere in this prospectus). The financial statements of Vision Lite SAS, or Vision Lite, are filed in this prospectus for the purposes of complying with Section 3-05 of Regulation S-X. Vision Lite’s financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars. Vision Lite’s fiscal year ends on December 31 of each year. Except as noted in this prospectus, the unaudited pro forma condensed combined financial information of Gauzy presented in this prospectus has been derived by the application of pro forma adjustments to the combined historical consolidated financial statements of Gauzy and Vision Lite. These pro forma adjustments give effect to the Business Combination as described in “Prospectus Summary — The Business Combination.” The unaudited pro forma condensed combined balance sheet as of December 31, 2021 gives effect to the Business Combination as if it had occurred on December 31, 2021. The unaudited pro forma condensed consolidated statement of operations and comprehensive income for the year ended December 31, 2021 give effect to the Business Combination as if it had occurred on January 1, 2021. See “Unaudited Pro Forma Condensed Combined Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma condensed combined financial information included in this prospectus. The terms “shekel,” “Israeli shekel” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar” or “$” refer to United States dollars, the lawful currency of the United States of America. All references to “shares” in this prospectus refer to ordinary shares of Gauzy Ltd., par value NIS 1.00 per share.

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited financial statements as of and for the six months ended June 30, 2022 and 2021 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

ii

TRADEMARKS

“LCG®,” “GAUZY,” “SMART-VISION,” and “VISION SYSTEMS” are trademarks of ours that we use in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to our trademark and tradenames.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our ordinary shares, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Our Company

We are a fully-integrated light and vision control company, transforming the way we experience our everyday environments. Our cutting-edge nanotechnology and electronics capabilities in light control, and our mechatronics and image analysis technologies in vision control, are revolutionizing mobility and architectural end-markets. We have established distinct leadership positions across these large and high-growth markets, where our technologies are replacing traditional mechanical products, such as shades, blinds and mirrors, with advanced and sustainable solutions offering superior functionality. Our key products include suspended particle device, or SPD, and liquid crystal, or LC, films for smart glass applications, as well as camera monitoring systems, or CMS, and other advanced driver assistance systems, or ADAS, solutions. We have established serial production capabilities, either directly or through sub-contracts, with leading aerospace, automotive and architecture companies including Boeing, Airbus, Honda, Mercedes, Ford, Ferrari, General Motors and Avery Dennison. We benefit from both secular and regulatory tailwinds that are driving the rapid adoption of light and vision control technologies. In addition to our core markets, we believe that our products may have a multitude of tangible applications in other areas such as railway, maritime, specialty vehicle, private security and consumer appliances.

We aim to deliver a full suite of proprietary technologies that offer superior performance attributes by leveraging our differentiated technical capabilities and market insights, a competitive advantage we maintain through our core research and development and innovation organization. We have a comprehensive product offering with multiple complementary light and vision control technologies, enabling us to provide a full range of solutions for light and vision control across diverse markets, applications and geographies. Our vertically integrated in-house production capabilities enable us to offer our products at various stages in the supply chain based on the specific business needs of our customers. For example, we have the capability to simultaneously sell films to glass fabricators, prefabricated stacks to Tier 1 glass manufacturers and, in certain instances, full window systems to original equipment manufacturers, or OEMs.

In light control, our product offerings include smart glass and films that switch from transparent to opaque, controllable dimmable shading, and transparent displays for digital signage and communication. Our light control products allow the user to regulate privacy, solar heat gain, and UV protection. In vision control, we are a leading Tier 1 supplier of ADAS solutions for trucks, buses and coaches, designed to create a safer and more comfortable driving experience. Our unique ADAS offerings remove the need for side- and rear-view mirrors, instead providing the driver with a real-time video display and alerts to reduce blind spots and potential driving hazards.

We enjoy close, collaborative relationships with many OEMs, Tier 1 suppliers, film processors and glass fabricators who rely on our technologies. During the product development process, we customize our solutions to ensure they meet our customers’ requirements and are ultimately certified for production. In aerospace, we are a leading Tier 1 supplier for the commercial airline, business jet and helicopter segments, providing fully-manufactured smart glass and advanced shading solutions directly to our customers. We hold a leading market position in cockpit shading systems for commercial airliners and business jets. We are in serial production for cabin shades, either directly or through sub-contracts, with seven business jet OEMs, including Embraer, HondaJet, Bombardier, Dassault, Gulfstream, Daher and Beechcraft. Furthermore, we have successfully leveraged the technology and mechatronics expertise we have developed as a Tier 1 aerospace supplier to provide additional differentiated products and services to the automotive and architecture markets.

EXIT

Tier-1 SPD & PDLC LCG® for Commercial and Private Aircrafts

In the automotive and architectural markets, we are a leading Tier 2 supplier of light control technologies. Our unique business model enables automotive and architectural glass fabricators globally to manufacture smart glass that is integrated with our films and electronics. In the automotive segment, OEMs incorporate our technology in glass rooftops, side windows and windshields to replace conventional mechanical sun visors and shades. In the architectural market, we serve all major segments including commercial, retail, residential, healthcare and hospitality for both interior and exterior applications. In the commercial vehicle segment, we are a Tier 1 supplier and one of the market leaders in vision control technologies, including CMS and ADAS systems for the truck, bus and coach market.

We are strategically located in close proximity to our customers. This geographic competitive advantage deepens local customer relationships, enhances commercial innovation, optimizes customer support, shortens supply chains and enables us to deliver our technologies quickly and efficiently around the world. We operate production facilities in Israel, France, Germany and the United States, with sales, marketing and fulfilment centers in 15 locations throughout the globe. We sell our products in over 40 countries through both direct fulfilment and a network of expertly trained and certified distribution channels.

We serve a broad range of end-markets and geographies, enabling us to benefit from a diversified base of revenues. In 2021, Gauzy generated approximately 56% of its revenues in the United States, 18% in Europe, 10% in Israel, and 7% in China, with the remaining 10% generated in other countries across the world, and Vision Lite generated approximately 15% of its revenues in the United States, 43% in France, 31% in other countries in Europe, and 8% in Asia, with the remaining 3% generated in other countries across the world. In the same period, we generated approximately 44% of our revenues in the automotive and commercial vehicle market, 39% in the aerospace market and 17% in the architectural market. We also enjoy a diverse customer base, with no single customer representing more than 12% of our revenue in 2021.

Industry Overview and Market Potential

We operate in the light and vision control markets, and the history of our company’s involvement in these markets is linked by a common focus on controlling user interaction and experience with everyday environments, specifically within mobility and architectural applications. As an example, our dimmable smart glass technologies are used to control both the amount and type of light passing through automotive rooftops. This enables an enhanced and customized mobility experience for both drivers and passengers. Similarly, our innovative CMS technology builds on our foundation of advanced mirror expertise, a form of light control, and enables a safer and more comfortable driver experience.

Light Control

Advanced light control technologies are transforming many industries, including architectural and mobility markets, by replacing traditional mechanical products such as standard glass windows and sun visors with smart glass solutions. These technologies create countless user benefits, including a reduction in carbon emissions and improved public safety. By actively controlling the light that is transmitted through a transparent substrate, such as glass, light control technologies give traditionally passive materials dynamic and multi-purpose functionality. By allowing a surface to appear transparent, translucent or opaque on-command, light control technologies balance the benefits of natural light with the need for privacy and energy efficiency. Light control technologies can be integrated into windows, partitions and other transparent surfaces in a wide range of end-market applications.

The market potential for integrated advanced light control products continues to grow as more material applications develop. According to a recent report, the global smart glass market size is expected to reach $            by            and to grow at a CAGR of            % from            , driven primarily by the architecture and mobility markets.

Architectural applications are poised to represent a significant growth opportunity as light control technologies are increasingly integrated into new building construction in windows, skylights and partitions. Approximately 80% of flat glass produced globally has been historically used in building and construction applications. Adoption of smart glass in architectural application is expected to be driven by the need for on-demand privacy and solar heat control in both new buildings and retrofits within the residential and commercial segments.

In the automotive market, we expect to continue to benefit from the increasing adoption of light control technologies in applications such as glass rooftops, side windows and windshields. In windshields for example, our technologies replace sun visors and can enhance the performance of head-up-displays, or HUDs, by controlling contrast in varying lighting conditions. We are well-established in this space and are working with many traditional and emerging OEMs and Tier 1 suppliers to incorporate our light control technologies into their products. For example, many electric vehicles on the market today feature glass panoramic rooftops without mechanical shading in order to increase head room, as the vehicles’ batteries typically occupy additional space underneath the passenger compartment. Gauzy technologies are being embedded in these rooftops by various OEMs as a preferred solution to control light and heat, also helping to save energy and extend the driving range per charge.

From a policy perspective, both the United States and the European Union are working to promote the development of environmentally sustainable technologies. Just recently, the U.S. Federal Government passed the Inflation Reduction Act of 2022, which includes provisions from the Dynamic Glass Act that extend meaningful investment tax credits to electrically-controlled variable tint materials. The passing of these provisions is expected to further accelerate the adoption of light control technologies within architectural markets. In the EU, at least 30% of the NextGenerationEU Recovery Plan, which was added to the EU’s 2021-2027 long term budget, has been earmarked for tackling climate change and supporting environmentally-friendly projects.

Vision Control

Advanced vision control technologies, such as CMS and ADAS, are revolutionizing the commercial vehicle market by optimizing visibility to enhance the driver experience and improve safety. By monitoring and analyzing the spaces around trucks, buses and coaches, advanced vision control technologies eliminate blind spots and glare to offer a wider field of vision than a traditional side-view and rear-view mirror system and provide clearer images of external conditions. When advanced vision control technologies are installed as original equipment or retrofitted onto existing commercial vehicles, potential driving hazards, accidents and injuries are reduced by creating a safer environment for both the operator and other road users.

Current trends in the commercial and public transportation markets increasingly favor the adoption of advanced safety features and driver assistance technologies. This trend is being supported by operators’ desire to reduce costs and improve the driver experience, as well as the accelerating adoption of regulatory frameworks to enhance public safety in the EU and U.S. The growing trend of electrification of commercial vehicles is also increasing the demand for compact camera-based vision systems. Due to the increased cost of a commercial electric vehicle, operators have a strong incentive to utilize camera-based vision systems and other driver assistance technologies to protect their fleets, reduce vehicle downtime and improve safety.

The push for safer commercial transportation is driving manufacturers to integrate new, advanced technologies into their vehicle development pipelines in order to deliver improved safety features that are only possible with CMS and ADAS technologies. For instance, the EU is mandating new regulations that require buses, coaches and trucks to incorporate ADAS technologies and warning systems to help prevent collisions with pedestrians, cyclists and other vulnerable road users, or VRUs.             projects that       % of all new buses and coaches manufactured in            will have ADAS capabilities, with the truck market to follow by          due to superior maintenance, safety and cost attributes.

Our technologies aim to deliver important environmental and social benefits to our customers and are well-aligned with industry trends. Our products eliminate the need for mechanical mirrors and deliver critical financial benefits. For example, CMS technologies have been shown to reduce the maintenance and downtime costs related to bus accidents by 40% over an 18-month period, and can deliver improvements in fuel economy of up to 4%, as traditional wing mirrors add to aerodynamic drag. As such, operators’ investments in advanced CMS systems typically carry a rapid payback period of two to three years while reducing total cost of ownership.

We believe that replacing traditional side-view mirrors with smart, adaptive cameras is a trend that will accelerate in the future. In December 2021, the City of London made the decision to aim to retrofit a majority of its public transportation fleet with CMS technologies and is currently evaluating which vehicles in the London bus fleet are suitable for retrofitting CMS. We anticipate a substantial number of the new buses in Europe will utilize ADAS technologies in the future, as we are seeing an increasing number of orders from the City of London for application on electric buses that incorporate these technologies. Additionally, Mercedes recently adopted CMS technologies in their Actros model vehicle, which further supports our belief that CMS technologies will be rapidly adopted in the majority of new trucks and buses as well as retrofits in the coming years.

In addition to the OEM market for CMS and ADAS technologies, we see significant opportunity in retrofitting existing truck and bus fleets to address an increased focus on safety from operators and regulators. For example, we were recently sub-contracted by Keolis to provide them with our ADAS technology pursuant to their contract with the city of Lyon, France to retrofit the City’s bus fleet of approximately 1,000 buses with ADAS technologies to promote public safety. This is a strong indication of broader market adoption of CMS and ADAS solutions and opportunities to retrofit the installed base of existing truck and bus fleets.

Competitive Strengths

A global market leader in light and vision control technologies

•        We are a fully-integrated, light and vision control company, leveraging our cutting-edge nanotechnology and electronics capabilities in light control and our mechatronics and image analysis technologies in vision control. We serve the large and high-growth advanced light control materials industry as well as the growing ADAS market for commercial vehicles, and we have established leadership positions across the mobility and architecture markets and are in serial production, either directly or through sub-contracts, with leading aerospace, automotive and architecture companies like Boeing, Airbus, Honda, Mercedes, Ford, Ferrari, General Motors and Avery Dennison.

•        We are a leading provider of active light control material technologies and the only company offering both SPD and LC technology, enabling a wide range of applications and capabilities for our customers across multiple end-markets. The technologies we develop are replacing traditional mechanical products, such as shades, blinds and mirrors, with advanced and sustainable solutions offering superior functionality.

•        In the aerospace market, we are a leading Tier 1 supplier for the commercial airline, business jet and helicopter market, capable of providing fully manufactured smart glass and advanced shading solutions directly to our customers. For example, we have established a leading position for cockpit shading in commercial airliners and business jets by securing contracts with Boeing and Airbus for those products, which accounted for approximately 90% of the market in cockpit shading for commercial airlines and business jets in 2019. Additionally, we are in serial production for cabin shades and Light

Control Glass, or LCG, either directly or through sub-contracts, with seven of the largest OEMs in the business jet space, either directly or through sub-contract, including Embraer, HondaJet, Bombardier, Dassault, Gulfstream, Daher and Beechcraft. Furthermore, we are utilizing our technical expertise in cockpit applications to expand our robust and growing presence in the cabin light management market. For example, in February 2022, we won a significant contract with FlyDubai for the use of our cabin light management technologies in their entire fleet of 737 Max aircraft. FlyDubai is a partner airline of Emirates Airline and both FlyDubai and Emirates are owned by the Investment Corporation of Dubai.

•        Our Tier 1 supplier status in the aerospace market also provides us with a competitive advantage in the automotive and architecture markets where we are able to leverage our glass fabrication and mechatronics capabilities to provide differentiated products and services to our customers. In the automotive market, we are a leading Tier 2 vendor of LCG and transparent displays for vehicle glazing and are planning to enter into serial production in 2023 with four leading OEMs for rooftop and side window applications. For example, our SPD technology is currently being used for the sunroof of the new Ferrari Purosangue SUV. In the architecture market, we have established ourselves as an industry leader in the manufacture and sale of active light control material technology across all major verticals, including commercial, retail, residential, healthcare and hospitality, for both interior and exterior applications.

•        We believe that we have an exceptionally broad global network of glass fabricator partners with more than 80 glass fabricators in over 40 countries across the world utilizing Gauzy technologies. Our technologies consist of differentiated products with novel value-added features, such as pre-fabricated stacks, which enables the glass industry to manufacture smart glass augmented with our films and electronics, and while our training and licensing services ensure consistent and high-quality end products for our fabricator customers.

•        Along with our strong industry position as a global leader in light control products, we are also a technology leader in the growing ADAS market for commercial vehicles, such as trucks, buses and coaches, and believe we are well-positioned to become the industry leader in both the OEM and retrofit markets. After decades of investment into the development of advanced mirror technology, we have expanded our product offerings into the next generation of CMS and other ADAS solutions that are focused on addressing driver blind spots and utilizing our leading image analysis capabilities to identify pedestrians, bicyclists and other VRUs in real time. Active vision control technologies have already been widely adopted in the ADAS market, and our CMS technology strengthens our position as a Tier 1 supplier and market leader in the bus and coach market due to the leading optical quality of our products. Further, we believe our CMS technology will be used in a meaningful number of installed bases in North America and Europe by 2025.

Serving large, high-growth markets supported by strong long-term secular trends

•        We benefit from the rapidly increasing adoption of light and vision control technologies within a diverse set of end-markets that are aligned with long-term secular growth trends.

•        The strong long-term growth outlook for demand growth is a result of multiple trends across our diverse set of end-market applications. We believe our technologies deliver important environmental, social and financial benefits to our customers and are well-aligned with industry trends towards smart building construction, electric vehicle (EV) adoption and ADAS implementation.

•        Active light control materials in car windows and roofs lower automotive energy consumption by reducing air-conditioning requirements, extending the driving range of an EV by approximately 5.5%. Our active light control technologies also help architects meet their energy efficiency targets to achieve green building certifications and enhance the overall security, comfort and privacy of buildings.

•        In addition to demand growth resulting from technological shifts in these key end-markets, public policy shifts are also driving a favorable long-term growth outlook for our business. For example, in August 2022, the U.S. Federal government, as part of the Inflation Reduction Act of 2022, adopted the Dynamic Glass Act which extends meaningful investment tax credits to electrically-controlled variable tint materials. The passage of this act is expected to further accelerate the adoption of active light control material technologies in the architecture and mobility markets. We expect similar legislation to follow in Europe and Asia.

•        Within the aerospace market, we do not expect substantial new aircraft development by leading OEMs in the coming years. In lieu of newer models, it is our expectation that the airline sector will primarily compete based on improvements to their fleets’ interior offerings, with cabin light management technologies likely to be a key differentiator. While historically OEMs such as Boeing and Airbus have determined the cabin design within their aircraft, airline customers are now increasingly seeking a range of options to offer for their customers, leading to more opportunities for advanced technologies such as those provided by us.

•        Additionally, in the commercial vehicle market, ADAS technologies are playing a critical role in improving the drivers’ vision, comfort and overall driving experience, thereby reducing the frequency of accidents. This in turn results in improved safety for commercial vehicles and reduced downtime and repair costs. CMS technologies alone have been shown to reduce the overall costs related to bus accidents by approximately 40% over an 18 month period, according to a study conducted by Geneva Public Transport, and can save up to 4% on fuel economy relative to traditional wing mirrors which add to aerodynamic drag. From a policy perspective, this technology is well-aligned with policymakers’ focus on improving the safety of commercial vehicles on the road. For example, the EU recently mandated new regulations requiring trucks, buses and coaches to be equipped with certain ADAS technologies to better prevent collisions with pedestrians, cyclists and other VRUs.              projects that       % of all new buses and coaches manufactured in              will have ADAS capabilities, with the truck market to follow by              due to superior maintenance, safety and cost attributes.

•        In addition to the OEM market for ADAS and CMS technologies, there is also a significant retrofit opportunity for long-life truck and bus fleets driven by an increasing focus on safety. Since 2018, we have sub-contracted with Journeo Fleet Systems Limited (f/k/a 21st Century Fleet Systems Limited) to retrofit the City of London’s bus fleet with our ADAS technologies, in line with their public initiative to promote more safety on the roads. We have seen increases in the number of buses that have adopted ADAS technologies for each year of the life of the contract, which leads us to believe that this contract is indicative of a broader shift in adoption and represents a significant market opportunity.

Highly complementary light and vision control technologies model drives sustainable competitive advantage

•        Our business delivers complete and customized technologies to customers by leveraging our differentiated nanotechnology, material science, electronics, mechatronics and image analysis capabilities. We believe we have a competitive advantage as the only vendor to develop and market multiple active light control material technologies, while providing the most comprehensive range of solutions for light and vision control systems across a set of diverse end-markets, applications and geographies. We have a successful historical track record and a comprehensive roadmap for developing innovative products that address each market’s evolving requirements, which also includes a wide range of unique product features and specifications, from temperature control and visibility control to varying transition time and durability.

•        Our ability to provide full pre-fabricated stacks to glass processing customers also enables more consistent and higher quality end products with a simpler, cheaper and more efficient manufacturing process for customers. The power of our platform can be demonstrated by our recent contract with FlyDubai. Notably, the dimmable cabin windows that we will be producing for their 737 Max aircraft bring together our SPD and LC active light control material technologies, as well as our mechatronics and engineering expertise to deliver an innovative and differentiated solution. Additionally, our recently awarded ADAS program with Ford represents a milestone industry development, as we will be working with Ford to deliver the first entirely camera-based truck to the commercial vehicle market. We believe this will be an industry standard within the next five years and that our early entrance into this application positions us to be a market leader.

Mission-critical nature of our products and high switching costs drive customer stickiness

•        Our light and vision technologies are vital to our customers’ product performance and enable greater product innovation. Further, our customers often realize greater revenues from their products by incorporating our technologies. Our mobility customers generally demand the highest quality and performance specifications for light and vision systems, given the critical nature of safety in those end-markets, which they in turn verify through extensive testing and certification processes that can often last up to four years, based on our past experience with customers. Once this thorough verification process is complete and our solutions are approved, our customers are highly unlikely to switch suppliers.

•        Additionally, we have fostered close, collaborative relationships with many OEMs, Tier 1 suppliers and glass fabricators who rely on our technological innovation. As such, we partner with these customers during the product development process to ensure that our solutions meet their requirements and are ultimately certified, further strengthening our relationships with our customers. As such, when our technologies are selected and incorporated into automotive and aerospace OEM production models, we typically enjoy multi-year contracts with those customers, which can, in certain circumstances, extend to the life of a production model.

•        Moreover, there is a growing importance for establishing geographic proximity to customers, particularly in the architecture market, in order to increase responsiveness and shorten supply chains. We believe this is a competitive advantage for our business given our global presence as we have the ability to deliver our technologies quickly and efficiently around the world. Additionally, we are able to provide unique ancillary value-added services alongside our products, including in-field and on-site support and training programs which we believe support close customer relationship and stickiness.

Market-leading R&D and technological innovation

•        Our business maintains a track record of developing innovative solutions, and we expect to be a key player in advancing the innovation goals of our customers through our multi-disciplinary expertise across nanotechnology, material science, electronics, mechatronics and image analysis. We leverage our close customer relationships and market insights to anticipate the needs of our customers and end users, so as to invest resources in high return projects while maintaining the flexibility to deliver customized, local solutions. Our R&D programs extend from nanoparticles and polymer chemistry through intermediate synthesis, coating formulation, emulsion and composite processing, in addition to related manufacturing and component assembly processes.

•        Within our materials program, we emphasize expanding use cases for our technologies with a focus on developing greater optical range, faster switching speeds, improved temperature control and a broader array of color and pattern options. For example, we are currently developing a “Black SPD” program to meet a demand from many of our automotive and architecture customers, which we believe will significantly expand our addressable market. We are also developing a technology to control infrared-only wavelengths, thereby enabling transparent windows that offer reduced heat absorption.

•        Within ADAS, we have invested significant resources into CMS and image processing algorithm systems, or IPAS, in response to novel customer requirements, positioning us as a technology leader in the commercial vehicle space. Further, we are currently developing CMS augmented by image-analysis capabilities, spatial information service, or SIS, and other features, such as driver monitoring systems, or DMS, blind spot protection, or BSP, and night-vision, which will combine ADAS and LCG into one unique system, thereby improving vehicle operator response time while reducing system costs.

•        In addition to expanding our technological offerings, we have also dedicated research and development projects toward improving our manufacturing yields and proprietary production and processing capabilities, enabling us to expand our capacity to provide customers with pre-fabricated full-stacks, among other products. We have independently-owned and operated on-site research and development centers in Israel and France as well as more than an aggregate of       patents and patent applications with a significant book of trade secrets across our intellectual property, engineering and manufacturing platforms.

As of December 21, 2021, our R&D team included scientists, process engineers and other research and development team members and represented approximately           % of our employee base. In addition to our dedicated team, we also have relationships with leading academic institutions and are currently in discussions with universities in Asia to develop electrochromic (EC) films for flexible substrates such as PET-IO, which we believe will unlock a unique set of use cases and become a preferred light control technology in certain architectural applications.

Broad base of blue chip customer and partner relationships globally

•        We have developed strong, ongoing relationships with over 750 customers in more than 40 countries, including multi-national blue chip OEMs such as Boeing, Airbus, Honda, Mercedes, Ford, Ferrari, General Motors and Avery Dennison. In addition, we have ongoing relationships with leading glass fabricators around the world, including AGC, Nippon Sheet Glass (NSG), Fuyao Glass Industry Group and LTI Smart Glass. A significant portion of our revenue in 2021 came from recurring customers, some of whom have been customers with us for 15 years. Our deep collaboration with OEMs provides greater customer insight, driving the development of new products and processes to capture incremental growth from customer-driven innovation. Additionally, we enjoy various entry points to sell our technologies across the value chain such that we can pursue customers at what we believe to be the most receptive channel of entry. This allows us to sell at the Tier 1 supplier level, OEM level or end-customer level. Moreover, we benefit from the support of world-class strategic investors such as Hyundai, BOS and Avery Dennison, who provide a competitive advantage through their end-market insights as well as marketing and distribution partnerships.

Diverse revenue base by end-market, customer and geography

•        The diverse nature of our global business model reduces the risk of exposure to any single end-market, customer or region. Each of our segments and geographies consists of various end-markets and verticals offering different demand drivers, further de-risking our revenue profile. Within mobility, we are active in the automotive, aerospace, truck, bus and coach, rail and marine end-markets. We also serve all major architectural markets, including commercial, retail, residential, healthcare and hospitality for both interior and exterior applications. We believe our breadth and diversity differentiates our business from our competitors who typically have a much narrower geographic and/or end-market application focus. In 2021, Gauzy generated approximately 56% of its revenues in the United States, 18% in Europe, 10% in Israel, and 7% in China, with the remaining 10% generated in other countries across the world, and Vision Lite generated approximately 15% of its revenues in the United States, 43% in France, 31% in other countries in Europe, and 8% in Asia, with the remaining 3% generated in other countries across the world. In the same period, we generated approximately 44% of our revenues in the automotive and commercial vehicle market, 39% in the aerospace market and 17% in the architectural market. Moreover, our customers are located in over 40 countries, with no single customer representing more than 12% of our revenue in 2021.

Highly versatile, global manufacturing platform with differentiated capabilities

•        We are a vertically-integrated company delivering superior quality products to customers on a global basis with five state-of-the-art production sites spanning across three continents. Our unique, in-house material science capabilities include the synthesis of nanoparticles and polymers, the design and production of emulsions and formulations, the application of coatings to films and the lamination of those films. We are also able to process and cut the films and build full stack products for certain customers. Additionally, we develop, manufacture and integrate our electronic drivers and components for certain products, along with the associated software. Within ADAS, our capabilities include software design, mechatronics and complex assembly of the components that comprise our solutions.

•        In recent years, we have invested significant amounts of resources into our human capital, processes and equipment to increase our manufacturing scale and improve productivity to address growing customer demand. With our in-house manufacturing capabilities and expertise, our business is better positioned to add capacity and respond to changes in customer demand.

•        Furthermore, we closely monitor the cost and time required to add capacity to our product verticals and opportunistically undertake expansion initiatives. We recently expanded our state-of-the-art LC material synthesis facility in Tel Aviv, Israel, which we estimate can now produce LC films for approximately 180,000 square meters of material annually and we currently have plans to build a new line in this facility. Additionally, we believe our custom 11,000 square meter production facility, strategically located near Stuttgart, Germany, is capable of producing SPD film for approximately 600,000 square meters of material annually for the automotive and architecture industries. We currently estimate that we utilize approximately 25% of our Polymer Dispersed Liquid Crystal, or PDLC, production capacity in our Tel Aviv facility and approximately 5 – 10% of our SPD production capacity in our Stuttgart facility, leaving ample room to grow production with minimal additional capital investment. Finally, our ADAS capabilities are supported by our facility in Lyon, France which we estimate has a current annual production capacity of approximately 10,000 CMS units and we plan to expand our annual production capacity in that facility to approximately 100,000 – 125,000 CMS units. Our proprietary production processes, IP and deep experience working with multiple technologies across a broad range of engineering and manufacturing disciplines enable greater innovation and facilitate our expansion into new markets and applications, while also driving our competitive cost position.

Compelling financial profile with strong margins and cash flow

•        We have an attractive financial profile highlighted by our strong revenue growth profile and increasing profitability. Our robust revenue pipeline and backlog of identified automotive and aerospace OEM opportunities provide an attractive degree of visibility in those markets. Our aerospace and automotive customers typically operate under multi-year contracts, including cockpit shading contracts, which can, under certain circumstances, extend for the lifetime of each aircraft model. This visibility also facilitates enhanced inventory planning and raw materials purchasing flexibility, resulting in improved gross margins. We believe we have a significant opportunity to further expand our profitability via fixed operating leverage as our production begins to scale. We also expect to benefit from improved purchasing power for our raw materials and components and continued manufacturing efficiencies and productivity initiatives — we invest significant resources in our R&D program to reduce the manufacturing costs associated with our products. For example, we have successfully reduced LC film thickness from 25 microns to 20 microns, directly translating into an approximately 20% reduction in material costs for those products. We have also successfully doubled the speed of our LC line, which significantly reduces costs on a per unit basis. Within ADAS, we are developing superior technologies with fewer, higher quality cameras resulting in lower costs and improved margins. We have a rich pipeline of initiatives to further reduce costs across our material science and ADAS manufacturing operations. Our business model is asset-light, requiring limited maintenance capital expenditures, enabling strong unlevered cash flow conversion, attractive, stable returns and the ability to return capital to shareholders over time.

Experienced management team with strong track record of driving growth

Our company is led by a highly experienced and talented management team with a proven track record of driving growth. We have a diverse combination of talent across sales, operations, chemistry and engineering to deliver our next phase of growth. Our management team is led by our Co-Founder and Chief Executive Officer Eyal Peso, who founded Gauzy in 2009 and has served as CEO and Chairman of the Board since inception. Prior to founding Gauzy, Mr. Peso served in various research & development and management roles at Alvarion. Carl Putman, the CEO of Vision Lite, which he founded in 2005 after serving in various management roles at Renault Trucks, KOYO Automotive Steering Systems and Valeo, has more than 30 years of experience in the automotive industry. Our Chief Technology Officer and Co-Founder, Adrian Lofer, previously served as a lead research and development engineer at Alvarion and as a research and development engineer at NICE prior to that. Our Chief Financial Officer, Meir Peleg, joined the company in 2017 and brought with him more than 15 years of finance experience with over 10 years of CFO experience. Our management team has executed key strategic initiatives across the platform to drive accelerated growth and improved profitability, including developing significant partnerships with industry-leading customers, investing in new technologies and products, upgrading operational capabilities and executing the transformational acquisition and integration of Vision Lite.

Growth Strategies

Our multi-faceted growth strategy positions us to drive profitable, above-market growth in the markets we serve. The key elements of our growth strategy are to:

Capitalize on our market leadership positions to accelerate customer adoption

•        The adoption of light and vision control technologies is still in its early stages with a significant runway for further penetration. As a market leader, we are well-positioned to capitalize on the accelerating demand by leveraging our best-in-class technologies and recent capacity expansions. In the automotive market, we expect to continue to benefit from the increasing adoption of active light control materials with novel applications in mirrors, sunroofs and windows. We are well established in this space and are focused on working with many OEMs to incorporate our active light control technologies into their product offerings. For example, many electric vehicles on the market today feature glass panoramic sunroofs and we are actively leveraging our existing position in the automotive market to pursue additional such opportunities. Recent regulations have required the replacement of mechanical mirrors with CMS, which enables reduced downtime and the achievement of certain safety targets. This trend is especially prominent in commercial vehicles and public transportation fleets and will continue to be an attractive tailwind for our CMS business.

•        Our market leadership and reputation as an established player in CMS and active light control material technologies in mobility is further validated by the financial investment in our business by major automotive industry players such as Hyundai. We believe that we have a leading technology position in the market as a result of our expertise in image algorithm systems and are uniquely positioned in the advancement of ADAS for trucks and other commercial vehicles, which require more advanced features. This is demonstrated by our first-of-its kind OEM arrangement with Ford for a truck with an entirely camera-based system, which we intend to build on with other mobility customers to further transform that market. We are equally renowned in the aerospace market and have developed longstanding relationships with Boeing and Airbus as a Tier 1 supplier resulting in our approximately 90% share in cockpit shading systems for commercial airlines and business jets. Full-service airlines and low-cost carriers alike are increasingly focused on differentiating themselves through interior fleet upgrades, including cabin light management. Our contract with FlyDubai to retrofit their 737 Max fleet is an example of customer experience enhancements; we will continue to pursue similar opportunities directly with other airlines who now have greater flexibility for their fleets from the OEMs. We are at the forefront of innovation in the architecture space and provide the widest range of light control material technologies, as no other player currently provides both LC and SPD offerings nor caters to both the building interior and exterior. Within architecture, the recent Dynamic Glass Act in the U.S. has expanded green tax credits to the use of smart glass in buildings which will accelerate adoption in the architecture market and we are well-positioned to leverage our unmatched network of fabricators and film processors to capture that growth across a broad range of architectural applications.

Strengthen and expand our customer relationships

We are a key partner to our large and diversified customer base consisting of glass fabricators, film processors, automobile and aircraft OEMs, airlines and municipalities, among others. As part of our unique business model, we enable the glass industry to manufacture its own smart glass by providing fabricators with materials and technologies to manufacture locally. We have the largest network of glass fabricators worldwide, allowing us to support and grow with our end customers on a global basis and we intend to expand our network to capture further demand and market share over time. We plan to continue to sign new partnerships and win contracts with leading OEMs and suppliers as they expand their own product lines across the mobility and architecture markets and look for innovative technologies to differentiate their products. While we plan to build on our leadership in CMS technologies for the bus and coach market, we are also focused on expanding our ADAS offering for commercial vehicles. We believe we have a substantial opportunity with those customers given our ability to adapt our technologies to cater to the additional complexity that such vehicles require. Moreover, we plan to build on our dominant position amongst aircraft OEMs and completion centers to grow our network of airline customers given the increasing flexibility of airlines to exert more influence on cabin design decision-making.

Introduce innovative new products that expand our markets

•        Our technology innovation has been a cornerstone of our success throughout our history. We embrace an entrepreneurial, R&D-centric mind set supported by our well-invested manufacturing platform and dedicated team with significant expertise in material science, mechatronics, image analysis and advanced manufacturing. As of December 21, 2021, our sizable R&D organization included     scientists, process engineers and other research and development team members who actively manage a strong pipeline of growth initiatives and we contribute a significant portion of our budget towards research and development initiatives. We have safeguards in place to ensure that our intellectual property portfolio of patents and patent applications is secured and our technology is protected against imitation through licensing arrangements.

•        We will continue to leverage these resources and capitalize on market and customer insights to expand our use cases through new innovative products and value-added features to drive growth. In particular, we believe that anticipating customer needs and preferences is an integral part of customer adoption. As a result, our business and engineering personnel become closely acquainted and develop collaborative relationships with our customers. These close customer relationships enable us to identify and forecast the needs of our customers and draw upon our intellectual property portfolio and expertise in technology research and development to create new products and successfully position our portfolio within the ever-changing business environment. Examples of our initiatives include:

•        Within ADAS, we are currently developing CMS augmented by image-analysis capabilities, SIS and other features such DMS, BSP and night-vision, which will combine ADAS and LCG into one unique system, improve vehicle operator response times and reduce system costs.

•        “Black SPD” program: This program, requested by many of our automotive and architecture customers, would replace traditional blue with black dye. We believe that “Black SPD” would significantly expand our addressable market due to its improved optical quality and color.

•        Infrared band program: We have the IP and are developing light control technologies that will only control the infrared band wavelengths, resulting in better ambient light and temperature control.

•        We also have relationships with leading academic institutions and are currently in discussions with universities in Asia to electrochromic (EC) films for flexible substrates such as PET-IO, which we believe will unlock a unique set of use cases and become a preferred light control technology in some architectural applications.

Leverage our global manufacturing footprint and operational excellence to drive margin expansion

In recent years, we have made strategic investments to expand our manufacturing capabilities. We operate as a one-stop shop and are deeply involved across our products’ value chain, spanning across product development and nanoparticle synthesis through lamination and processing, enabling us to more effectively realize opportunities to reduce production costs and react faster to fluctuations in market demand. We believe there is an opportunity for significant margin expansion as we continue to scale our business and benefit from increased capacity utilization and fixed operating leverage. We also expect to benefit from improved purchasing power for our raw materials and components and continued manufacturing efficiencies and productivity initiatives driven by our research and development efforts focused on both material science and engineering. For example, we have successfully reduced LC film thickness from 25 microns to 20 microns enabling an approximately 20% reduction in material cost for select products and have also successfully doubled our LC line running speed. We have identified and have begun to implement additional projects that we expect will provide incremental net manufacturing productivity and improved margins in the coming years.

Pursue strategic acquisitions that broaden our platform and enhance our capabilities

Our industry is large and highly fragmented, and our reputation as a leading innovator provides us with an opportunity to pursue value-enhancing acquisitions that can accelerate our growth and improve our profitability. We believe we are well-positioned as an acquirer of choice due to our global presence, industry-recognized leadership in innovation, diverse manufacturing network and highly entrepreneurial, multi-cultural team with significant engineering and material science expertise. As a public company, we will have the added flexibility of financing future acquisitions through our public currency in addition to other funding sources. We have a proven track record with our successful acquisition and integration of Vision Lite and intend to target opportunities that strengthen our market position, expand our product portfolio, enhance our technologies and extend our manufacturing capabilities, including through vertical integration. We have a robust pipeline of such opportunities and will apply a selective and disciplined strategy to pursue opportunities that enhance our growth, profitability and cash flow.

Business Combination

On February 7, 2021, we entered into a Share Purchase Agreement with the shareholders of Vision Lite SAS, a French société par actions simplifiée, or Vision Lite, as amended on July 27, 2021, January 16, 2022 and March 28, 2022, for the acquisition of Vision Lite, or the Business Combination. The Business Combination closed on January 26, 2022, or the Closing Date. The consideration for the Business Combination consisted of a consideration of €21 million in cash, the repayment of Vision Lite loans in an amount of approximately €11.4 million and contingent consideration of up to €6 million, contingent on the future revenues of Vision Lite. On the Closing Date, an amount of €8.4 million was paid to the sellers, €8.4 million was paid to the escrow agent (and released to the sellers thereafter on April 12, 2022) and €3 million was paid to the sellers on April 28, 2022 and May 11, 2022, respectively. In addition, on May 5, 2022, €1.2 million of the consideration was paid into and is currently held in escrow for purposes of providing indemnification for claims of breach of representations by the sellers. The escrow amount is to be held in escrow for a period of up to two years from the closing, and thereafter will be released less any amounts earlier released to us due to breaches and amounts in respects of claims, which, regarding the latter, shall continue to be held in escrow and only released upon and in accordance with the determination of such claim. The contingent consideration is split into two payments of up to €3 million each, subject to Vision Lite meeting certain operational milestones. As of the Closing Date, Gauzy became the sole shareholder of Vision Lite.

Summary Risk Factors

Investing in our securities involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•        We invest significant effort and capital seeking validation of our light and vision control products with OEMs and Tier 1 suppliers, and there can be no assurance that we will win production models.

•        Failure to make competitive technological advances will put us at a disadvantage and may lead to a negative outcome, and our future growth and success are highly dependent upon market adoption of our products.

•        We are a growth stage-company with a history of losses and anticipate that we expect to continue to incur significant losses for the foreseeable future. Our operating results and financial condition have fluctuated in the past and may fluctuate in the future.

•        If we fail to accurately predict our manufacturing requirements, we could incur additional costs.

•        The estimates and forecasts of market opportunity and market growth we provide may prove to be inaccurate, and we cannot assure you our business will grow at similar rates, or at all.

•        We will need to raise substantial additional capital and failure to obtain the necessary capital may force us to delay or terminate our product development efforts or other operations, and we may be unable to adequately control the capital expenditures and costs associated with our business and operations.

•        Any significant disruption to our production lines, including shortage in supply, price increase or deviations in raw material qualities, could have a material adverse effect on our results of operations.

•        Our insurance coverage may be inadequate to protect against the potential hazards incident to our business.

•        Our cameras in ADAS have inherent limitations and may experience technical failures, and we will be negatively affected if our OEM customers are unable to develop customer acceptance of ADAS technologies.

•        We are exposed to high repair and replacement costs of our products and we rely on complex machinery for our operations which may suffer expected malfunctions.

•        If we fail to manage our future growth effectively, or if we experience unsuccessful acquisition or joint ventures pursuits, we will experience negative effects on our results of operations.

•        Our inability to retain members of our senior management and certain customers, could impair the future success of the Company.

•        Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business.

•        Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine.

•        The COVID-19 pandemic has and could continue to negatively affect various aspects of our business.

•        Our international operations will expose us to additional market and operational risks.

•        Adverse conditions in the automotive, transportation, architecture and aeronautics markets or the global economy more generally could have adverse effects on our results of operations.

•        We are subject to numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of our light and vision control products.

•        If we are unable to obtain and maintain effective intellectual property rights for our products throughout the world, we may not be able to compete effectively in our markets.

•        The market price of our ordinary shares may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your ordinary shares at or above the price you paid and may lose all or part of your investment.

•        Our indebtedness could adversely affect our ability to raise additional capital to fund operations and prevent us from meeting our financial obligations, including that we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to that end.

•        Our principal shareholders will be able to exert significant influence over matters submitted to our shareholders for approval.

•        We have no operating experience as a publicly traded company in the United States. We will incur significant increased financial and human capital costs as a result of operating as a public company.

•        If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

•        Conditions in Israel could materially and adversely affect our business.

Corporate Information

We are an Israeli corporation based in Israel and were incorporated on October 26, 2009, under the name Gauzy Ltd. Our principal executive offices are located at 14 Hathiya Street, Tel Aviv 6816914, Israel. Our telephone number in Israel is +972-72-250-0385. Our website address is www.gauzy.com. The information contained on our website and available through our website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our initial registration statement;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•        will not be required to conduct an evaluation of our internal control over financial reporting;

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure; and

•        are exempt from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our ordinary shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards.

Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Ordinary shares offered by us	ordinary shares
Underwriters’ option to purchase additional ordinary shares	We have granted the underwriters an option, exercisable for a period of 30 days from the date of this prospectus, to purchase up to additional ordinary shares from us.
Ordinary shares to be outstanding after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Use of proceeds

We expect to receive approximately $            million in net proceeds from the sale of ordinary shares offered by us in this offering (or approximately $            million if the underwriters exercise their option to purchase additional shares in full), based upon an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional working capital, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. We intend to use substantially all of the net proceeds from this offering for general corporate purposes, including the purchase of equipment and materials for the expansion of our production lines, research and development, advertising and marketing, technology development, working capital, operating expenses and other general corporate purposes, which may include paying off drawdowns under our Facility Agreement. See “Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources — Indebtedness — Credit Facility”.

We may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, services or technologies, although we have no binding agreements or commitments to do so at this time. See the section of this prospectus titled “Use of Proceeds” on page 59.

Risk factors

See the section of this prospectus titled “Risk Factors” beginning on page 21 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Listing	We have applied to list our ordinary shares on the Nasdaq Global Market under the symbol “GAUZ.”

The number of the ordinary shares to be issued and outstanding immediately after this offering as shown above assumes that all of the ordinary shares offered hereby are sold, and is based on            ordinary shares issued and outstanding as of September 30, 2022, which includes            ordinary shares issuable upon the conversion of

all outstanding shares of our redeemable convertible preferred shares assuming an initial public offering price per share of $            , the midpoint of the price range set forth on the cover of this prospectus, as if such conversion had occurred on September 30, 2022, and excludes the following:

•                     ordinary shares issuable upon exercise of warrants to purchase ordinary shares outstanding as of September 30, 2022, with a weighted average price of $            per share;

•                     ordinary shares issuable upon the exercise of options to directors, employees and consultants under our 2016 Share Award Plan outstanding as of such date, at a weighted average exercise price of $            , of which            were vested as of September 30, 2022; and

•                     ordinary shares reserved for future issuance under our 2016 Share Award Plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•        a     -for-1 share split of our ordinary shares, effected on             , 2022;

•        an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•        no exercise of the outstanding warrants and options described above;

•        no exercise by the underwriters of their option to purchase up to              additional ordinary shares in this offering;

•        the conversion of all of our outstanding redeemable convertible preferred shares into an aggregate of              ordinary shares immediately prior to the closing of this offering; and

•        the adoption of our amended and restated articles of association to be effective upon the closing of this offering, or the Amended Articles, which will replace our amended and restated articles of association as currently in effect.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data and summary unaudited pro forma condensed combined data as of and for the periods presented. The summary historical consolidated financial data for the years ended December 31, 2021 and 2020 are derived from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The summary historical consolidated financial data for the nine months ended September 30, 2022 and 2021 and as of September 30, 2022 have been derived from our unaudited consolidated financial statements and the related notes contained elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and our interim results are not necessarily indicative of results to be expected for a full fiscal year or any other interim period, and should be read in conjunction with the sections titled “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our audited and unaudited consolidated financial statements and accompanying notes, which are included elsewhere in this prospectus.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021, have been derived by aggregating the historical financial statements of Gauzy and Vision Lite, including certain pro forma adjustments to such aggregated financial statements to give effect to the Business Combination as if it had occurred on January 1, 2021. The summary unaudited pro forma condensed consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Business Combination had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Condensed Combined Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial data set forth below.

(in thousands of USD, except share and per share data)	Year Ended December 31,		Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2021 (Unaudited)
	2020	2021	2021	2022
Statements of Operations Data:
Revenues	$4,741	$7,312			$43,516
Cost of revenues	3,329	5,289			36,684
Gross profit	1,412	2,023			6,832
Research and development expenses	5,868	8,140			10,104
General and administrative expenses	3,628	4,447			12,557
Sales and marketing expenses	2,636	3,727			10,989
Operating loss	10,720	14,291			26,818
Financial expenses, net	1,699	2,790			5,129
Other expenses, net	—	—			168
Loss before income tax	12,419	17,081			32,115
Income tax	43	141			(20)
Net and comprehensive loss	12,462	17,222			32,095
Loss for the period	12,462	17,222			32,071
Net loss non-controlling interest	—	—			24
Foreign currency translation	—	—			(551)
Total comprehensive loss	$12,462	$17,222			$31,544
Comprehensive loss group part	—	—			31,457
Comprehensive loss attributable to non-controlling interest	—	—			87

(in thousands of USD, except share and per share data)	Year Ended December 31,		Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2021 (Unaudited)
	2020	2021	2021	2022
Loss per share, basic and diluted	(19.75)	(27.32)			(50.88)
Weighted average number of shares outstanding used in computation basic and diluted loss per share	628,662	630,337			630,337
(in thousands of USD)	As of September 30, 2022
	Actual	Pro Forma(1) (Unaudited)	Pro Forma As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$	$
Working capital(3)
Total assets	$	$
Total liabilities	$	$
Redeemable convertible preferred shares	$	$
Total shareholders’ equity (capital deficiency)	$	$

____________

(1)      The pro forma data gives effect to the conversion of all of our outstanding redeemable convertible preferred shares into an aggregate of              ordinary shares assuming an initial public offering price per share of $            , the midpoint of the price range set forth on the cover of this prospectus, as if such conversion had occurred on September 30, 2022.

(2)      The pro forma as adjusted data gives further effect to the sale of ordinary shares in this offering at an initial public offering price of $             per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on September 30, 2022. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and shareholders’ equity (capital deficiency) by $             million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million ordinary shares offered by us at the assumed initial public offering price would increase (decrease) each cash and cash equivalents, working capital, total assets and shareholders’ equity (capital deficiency) by $             million.

(3)      We define working capital as current assets less current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before purchasing our ordinary shares. If any of the following risks actually occurs, our business, financial condition, cash flows and results of operations could be negatively impacted. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business.

Risks Related to Our Business and Industry

We invest significant effort and capital seeking validation of our light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that we will win production models, which could adversely affect our future business, results of operations and financial condition.

Our light and vision control products are technologically complex, incorporate many technological innovations, and are subject to rigorous testing and certification. We invest significant effort and capital with OEMs, and Tier 1 suppliers to seek validation of our light and vision control products in the end products manufactured by OEMs, such as vehicles, trains, commercial jets and helicopters, which we refer to as a “design win.” The development cycles of our light and vision control products with new OEMs and Tier 1 supplier customers are approximately one to four years following a design win, based on our past experience with customers. These development cycles result in our investing of resources prior to realizing any revenues.

The OEM acquires our products either directly from us or through a Tier 1 supplier, which integrates our light and vision control products into a complete product that it manufactures. These OEMs and suppliers undertake extensive testing or qualification processes prior to placing orders for large quantities of our light and vision control products because such products will function as part of a larger system or product and must meet specifications that we do not control or dictate. As such, the OEM and Tier 1 supplier customers generally must make significant commitments of resources to test and validate our products before including them in any particular end product. We could expend our resources without success and if we do not achieve a design win with respect to a particular end product, we may not have an opportunity to supply our products to the OEM or Tier 1 supplier for that end product for a period of many years. After a design win, it is typically quite difficult for a product or technology that did not receive the design win to displace the winner until the OEM or Tier 1 supplier issues a new requestor quote, or RFQ, because it is very unlikely that an OEM or Tier 1 supplier will change complex technology. In addition, the company with the winning design may have an advantage with the OEM or Tier 1 supplier going forward because of the established relationship between the winning firm and such OEM or Tier 1 supplier, which could make it more difficult for such company’s competitors to win the designs for other production models. If we fail to win a significant number of OEM design competitions in the future, our business, results of operations and financial condition would be adversely affected.

Further, we are subject to the risk that an OEM or supplier customer cancels or postpones implementation of our technologies, as well as that we will not be able to implement our technologies successfully. Further, our sales could be less than forecast if the end product is unsuccessful, including reasons unrelated to our technologies. Long development cycles and product cancellations or postponements may materially adversely affect our business, results of operations and financial condition.

Failure to make competitive technological advances will put us at a disadvantage and may lead to a negative operational and financial outcome.

Continuing technological changes in the market for our light and vision control products could make our products less competitive or obsolete, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which it offers products. Delays in introducing new light and vision control products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase our competitors’ products. If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products may no longer be as marketable as compared to competitors and we could lose a substantial portion of our market share in those products, resulting in a potential decline in our revenue and greater operating losses.

In addition, research and development activities are inherently uncertain, and as such, we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. If we are unable to keep up with technological developments in the industry and anticipate market trends, or if new technologies render our technologies or solutions obsolete, customers may no longer be attracted to our products. As a result, our business, results of operations and financial condition would be materially and adversely affected.

We are a growth stage company with a history of losses and anticipate that we will continue to incur significant losses for the foreseeable future.

We have incurred net losses since our inception in 2009, including net losses of approximately $48.7 for the year ended December 31, 2021 and $            for the nine months ended September 30, 2022. As of September 30, 2022, we had accumulated losses of approximately $            .

We have devoted substantially all of our financial resources to develop our light and vision control technologies. We have financed our operations primarily through the issuance of equity and debt securities as well as loans. We do not expect to be profitable for the foreseeable future as we invest in our business, build capacity and ramp up operations, and we cannot assure you that we will ever achieve or be able to maintain profitability in the future. Failure to become profitable would materially and adversely affect the value of your investment. The amount of our future net losses will depend, in part, on the rate of penetration in the markets we are targeting, the rate of our future expenditures and our continued ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We anticipate that our expenses will increase substantially if and as we:

•        continue the development of our products for a wider portfolio of products;

•        establish a sales, marketing, distribution and technical support infrastructure to support the ramp up of our operations;

•        seek to identify, assess, acquire, license, and/or develop other light and vision control technologies and products and subsequent generations of our current product line;

•        seek to maintain, protect, and expand our intellectual property portfolio;

•        seek to attract and retain skilled personnel; and

•        create additional infrastructure to support our operations as a public company and our product development.

Our operating results and financial condition have fluctuated in the past and may fluctuate in the future.

Even if we are successful in expanding the adoption of our light and vision control products, our operating results and financial condition may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to several factors, many of which will not be within our control. If our operating results do not meet the guidance that we may provide to the marketplace or the expectations of securities analysts or investors, the market price of the ordinary shares will likely decline. Additionally, it is and may be difficult for us to project our operating results on both a quarterly and annual basis due to several factors, many of which are not and will not be within our control. Fluctuations in our operating results and financial condition may be due to several factors, including those listed below and those identified throughout this “Risk Factors” section:

•        the degree of market penetration of our light and vision control products and services;

•        the mix of products and services that we sell during any period;

•        long sale cycles;

•        changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

•        changes in the amounts that we spend to promote our products and services;

•        changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

•        delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•        development of new competitive products and services by others;

•        difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

•        litigation or threats of litigation, including intellectual property claims by third parties;

•        changes in accounting rules and tax laws;

•        changes in regulations and standards;

•        the geographic distribution of our sales;

•        our responses to price competition;

•        general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

•        changes in interest rates that affect returns on our cash balances and short-term investments;

•        changes in foreign currency exchange rates that affect the value of our net assets, future revenues, and expenditures from and/or relating to our activities carried out in those currencies; and

•        the level of research and development activities by us.

Due to all of the foregoing factors, and the other risks discussed herein, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of our future performance.

We are exposed to high repair and replacement costs.

We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as building facades and glass panoramic rooftops of passenger cars, typically have a higher unit and labor service cost in the event of replacement. Our OEM customers as well as government regulators have the ability to initiate recalls of safety products, which will also place us at risk for the administrative costs of the recall, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. An increase in the number of repair and replacement claims could lead to higher self-insured retentions and reduced insurance coverage limits. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and product replacement costs could have a material adverse effect on our profitability. See also “Risk Factors — Risks Related to Regulations — Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost or if we incur significant losses, increased costs or harm to our reputation or brand as a result of product liability claims or product recalls.”

We may not be able to accurately estimate the future supply and demand for our light and vision control products, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenue and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers.

If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenue. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of our products to our potential customers could be delayed, which would harm our business, financial condition and operating results.

The estimates and forecasts of market opportunity and market growth included in this prospectus may prove to be inaccurate, and we cannot assure you our business will grow at similar rates, or at all.

The estimates and forecasts of market size and opportunity and of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus of the size of the markets that we may be able to address and the growth in these markets are subject to many assumptions and may prove to be inaccurate. Further, we may not be able to address fully the markets that we believe we can address, and we cannot be sure that these markets will grow at historical rates or the rates we expect for the future. Even if we are able to address the markets that we believe represent our market opportunity and even if these markets experience the growth we expect, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates and forecasts of market size and opportunity and of market growth included in this prospectus may not be indicative of our future growth.

We may be unable to adequately control the capital expenditures and costs associated with our business and operations.

We have required significant capital to develop and grow our brand and suite of products. We expect to make additional capital expenditures and incur substantial costs in connection therewith, which could include, but is not limited to, costs associated with scaling up our operations as we grow, costs associated with identifying and committing resources to investigate new areas of demand, cost associated with research and development, and costs associated with being a public company in the United States. Our ability to become profitable in the future will not only depend on our ability to expand our market penetration in the markets we are targeting but also to control our capital expenditures and costs. As we expand our product offering and customer base, we will need to manage costs effectively to sell those products at our expected margins. If we are unable to cost efficiently design, manufacture, market, sell and distribute and service our light and vision control products, our business prospects, our financial condition, results of operations, and cash flows would be materially adversely affected.

We may need to raise additional capital before we can expect to become profitable from sales of our light and vision control products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Based on our current business plan, we believe our current cash and cash equivalents and anticipated cash flow from operations, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this prospectus. Even after completion of this offering, we may need to raise additional capital before we can expect to become profitable from sales of our light and vision control products and may raise additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. The incurrence of further indebtedness could result in increased fixed payment obligations, and we may be required to agree to additional restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of our products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially adversely affect our business, financial condition and results of operations.

Shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture our products could adversely affect our sales and operating results.

Our contracts with key suppliers are typically short term in nature, with terms generally ranging from several months to years. While we do not rely on any single supplier for the majority of our raw materials, we do obtain certain raw materials from a single or limited number of suppliers. If one or more suppliers were unable to satisfy our requirements for particular raw materials, we believe alternative sources of supply would be available. However, we could experience a disruption to our operations as alternative suppliers are identified and qualified and new supply arrangements are entered into, especially with respect to our light and vision control products, and we cannot be sure we will be able to identify alternative sources of supply rapidly, without incurring significant costs or at all. In addition, in some of our markets, such as aeronautics, materials and suppliers are preapproved by our clients, which may make it more difficult and costly to identify alternative sources of supplies.

In the event of an industry-wide general shortage of our raw materials, a shortage affecting or causing a discontinuation in providing any such raw materials by one or more of our suppliers or a supplier’s declaration of force majeure, we may not be able to arrange for alternative sources of such materials on a timely basis or on equally favorable terms. As we increase our use of such materials and introduce new materials into our manufacturing processes, we may be unable to obtain adequate quantities of such new raw materials in a timely manner. Any such shortage may materially adversely affect our production process as well as our competitive position as compared to companies that are able to source their raw materials more reliably or at lower cost.

In addition, significant increases in the cost of the raw materials used to manufacture our products could adversely affect our operating results. The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility. Additionally, increased costs in energy could result in higher transportation, freight and other operating costs. We have not entered into hedges of our raw material costs, and our supply contracts with our major vendors do not contain obligations to sell raw materials to us at a fixed price. Accordingly, we are exposed to the risk of increases in the market prices of raw materials used in the manufacture of our products.

Our results of operations have been affected in the past by changes in the cost of resins, and we expect that our results of operations in the future will continue to be affected by changes in resin costs. In the event of an increase in the cost of resins or other raw materials, we may not be able to recover the increases through corresponding increases in the prices of our products. Even if we are able to increase prices over time, we may not be able to increase prices as rapidly as the increase in our costs. If we are unable to increase our prices or experience a delay in our ability to increase our prices or to recover such increases in our costs, our gross profit will suffer. In addition, increases in the price of our products to compensate for increased costs of raw materials may reduce demand for our products and adversely affect our competitive position as compared to products made of other materials, such as wood and metal, that are not affected by changes in the price of resins and some of the other raw materials that we use in the manufacture of our products.

We are dependent upon the ability of our suppliers to consistently provide raw materials that meet our specifications, quality standards and other applicable criteria. Our suppliers’ failure to provide raw materials that meet such criteria could adversely affect production schedules and our product quality, which in turn could materially adversely affect our business, financial condition and results of operations.

Any significant disruption to our production lines or the failure of our facilities to operate according to our expectations could have a material adverse effect on our results of operations.

With respect to the manufacturing of our LC, SPD and composite, we rely on production lines in our five main facilities. We currently manufacture our light and vision control products at four different sites, which include our facilities in Israel, Germany, France, and Florida, and we generally do not have redundant production capabilities that would enable us to shift production of a particular product rapidly to another facility in the event of a loss of one of or a portion of one of our manufacturing facilities. A catastrophic loss of the use of one or more of our manufacturing facilities due to pandemics, including the COVID-19 pandemic, accident, fire, explosion, labor issues, tornado, other weather conditions, natural disasters, condemnation, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on our production capabilities. Any stoppages, malfunction, or destruction of our operational line could adversely affect our ability to meet customer demand or manufacture our products. In addition, we may experience delays in realizing our cost targets in the event that there is an increase in the costs of maintenance of the equipment, machinery and facility used in production. Operational problems with our manufacturing equipment could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. Safety incidents could damage machinery or product, slow or stop production, or harm employees. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Our insurance coverage may be inadequate to protect against the potential hazards incident to our business.

We maintain property, product liability, and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from interruptions in our production capability or product liability claims relating to the products we manufacture. Consistent with market conditions in the insurance industry, premiums and deductibles for some of our insurance policies have been increasing and may, in the future, increase substantially. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, our insurers could deny coverage for claims. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, our business, financial condition or results of operations could be materially adversely affected.

While providing certain enhancements to safety features and other advanced benefits, our cameras in ADAS have inherent limitations and may suffer from technical failures.

While we believe that combining cameras with video displays provides a more robust product by addressing all driving conditions in a single solution that can be controlled by the vehicles’ cameras, when used as the primary rear vision delivery mechanism, this product has some inherent limitations such as: (i) the inherent likelihood of electrical failure, (ii) cameras being blocked or obstructed by surrounding objects as well as camera angle limitations and (iii) depth perception limitations. Operational problems with our ADAS system could result in the personal injury to or death of a driver, which in turn could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Our future growth and success is highly dependent upon large-scale adoption of our light and vision control products in the markets we compete.

While we have established ourselves as a leading light and vision control technologies company in the markets that we compete, namely the automotive, transportation, architecture and aeronautic markets, our future growth depends upon large-scale adoption of our light and vision control products. Although we anticipate continued market penetration for our light and vision control products, there is no guarantee of such future demand, or that our products will remain competitive in the market. If the market for our light and vision control products does not develop as we expect, or develop more slowly than we expect, or if demand for our products decreases in its markets, our business, prospects, financial condition and operating results could be harmed. The market for our products could be affected by numerous factors, such as:

•        perceptions about our light and vision control products’ features, quality, safety, performance and cost;

•        competition, including from other types of light and vision control technologies;

•        the cost premium of light and vision control technologies;

•        government regulations and economic incentives; and

•        our ability to scale up our operations to meet anticipated demand.

We rely on complex machinery for our operations.

We rely heavily on complex machinery for our operations and the production of our products, which may occasionally suffer unexpected malfunctions and require repairs and spare parts to resume operations. The spare parts required in repairing may not be available when needed. Unexpected malfunctions of our production equipment may significantly affect intended operational efficiency. In addition, the operational performance and costs associated with this equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, raw material cost increases of materials used in the manufacturing of our machinery components and/or failure by suppliers to deliver necessary machinery components in a timely manner and at prices and volumes acceptable to us, which could have a material adverse effect on our operational performance, cash flows, financial condition or prospects.

If our OEM customers are unable to maintain and increase consumer acceptance of ADAS technologies, our business, results of operations and financial condition would be adversely affected.

Our future operating results will depend on the ability of OEMs to maintain and increase consumer acceptance of ADAS, generally, and of our camera-based technologies, specifically. There is no assurance that OEMs can achieve these objectives. Market acceptance of ADAS and our camera-based technology depends upon many factors, including regulatory requirements, evolving safety standards, cost and driver preferences. Market acceptance of our products also depends on the ability of market participants, including us, to resolve technical challenges for increasingly complex ADAS in a timely and cost-effective manner. Consumers will also need to be made aware of the advantages of our camera-based ADAS compared to competing technologies. If consumer acceptance of ADAS technologies in the OEM market does not increase, sales be adversely affected and we could experience a decline in revenue.

We face competition and our failure to compete successfully in product development may have an adverse effect on our business, financial condition, and results of operations.

Our industry is competitive and most of our product lines compete against products manufactured by competitors. We encounter competition from numerous and varied competitors in all areas of our business. Further, our products compete not only with similar products manufactured by our competitors, but also against a variety of other alternatives provided by our competitors. Industry consolidation may result in larger, more homogeneous, and potentially stronger competitors in the markets in which we compete.

We compete primarily on the basis of product range, product features, industry certifications, reliability, brand, reputation, and service and support. We believe we have a competitive advantage as the sole company developing and market multiple smart glass technologies, providing the most comprehensive solutions as well as superior products for light and vision control systems across a broad range of markets, applications and geographies. However, we expect our competitors to continue to develop and introduce new products and to enhance their existing products, which could cause a decline in market acceptance of our products. Our competitors may also improve their manufacturing processes or expand their manufacturing capacity, which could make it more difficult or expensive for us to compete successfully. In addition, our competitors could enter into exclusive arrangements with our existing or potential customers or suppliers, which could limit our ability, or make it significantly more expensive, to acquire necessary raw materials or to generate sales.

Some of our competitors may have greater financial, technical, and marketing resources than we do and may be able to devote greater resources to promoting and selling certain products. Unlike many of our competitors who specialize in a single or limited number of product lines, we have a portfolio of product lines and must allocate resources across those businesses. As a result, we may invest less in certain areas of our business than our competitors invest in competing businesses, and our competitors may therefore have greater financial, technical, and marketing resources available to them with respect to those businesses

Some of our competitors may also incur fewer expenses than we do in creating, marketing, and selling certain products and may face fewer risks in introducing new products to the market. This circumstance results from the nature of our business model, which is based on providing innovative and high-quality light and vision control products and therefore may require that we spend a proportionately greater amount on research and development than some of our competitors. If our pricing and other factors are not sufficiently competitive, or if there is an adverse reaction to our product decisions, we may lose market share in certain areas, which could adversely affect our business, financial condition, and results of operations.

Additionally, our competitors could benefit from favorable tax regimes or additional governmental grants and subsidies. Certain of our competitors in various countries in which we do business, including China, may be owned by or affiliated with members of local governments and political entities. These competitors may receive special treatment with respect to regulatory compliance and product registration, while certain of our products, including those based on new technologies, may be delayed or even prevented from entering into the local market. Further, because many of our competitors are small divisions of large, international businesses, these competitors may have access to greater resources than we do and may therefore be better able to withstand a change in conditions within our industry and throughout the economy as a whole.

Acquisitions or joint ventures we have completed or that we may pursue in the future may be unsuccessful and could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

We have previously and may in the future, as part of our business strategy, acquire businesses that complement or expand our existing business as part of our ongoing growth strategy. We cannot assure you that we will be able to consummate any such acquisitions or joint ventures or that any future acquisitions or joint ventures will be able to be consummated at acceptable prices and on acceptable terms.

Integrating any strategic transactions into our existing business may create unforeseen operating difficulties and costs, which may be further exacerbated by several factors and events beyond our control. For example, in January 2022, we completed the acquisition of Vision Lite and its related subsidiaries. This acquisition included among other things the integration of new employees, additional production facilities and lines, new customers, and new technology research and development across different geographies. During our business harmonization efforts, we have encountered the expected challenges of combining distinct business practices and processes.

Any future acquisitions or joint ventures we pursue may involve a number of risks, including some or all of the following:

•        difficulty in identifying acceptable acquisition candidates;

•        the inability to consummate acquisitions or joint ventures on favorable terms, if at all, and to obtain adequate financing, which financing may not be available to us at times, in amounts or on terms acceptable to us, if at all;

•        the diversion of management’s attention from our core businesses;

•        the disruption of our ongoing business;

•        entry into markets in which we have limited or no experience;

•        the inability to integrate our acquisitions or enter into joint ventures without substantial costs, delays or other problems;

•        if a future acquisition is completed, we may not ultimately strengthen our competitive position or achieve our goals and business strategy;

•        we may be subject to claims or liabilities assumed from an acquired company, product, or technology;

•        unexpected liabilities for which we may not be adequately indemnified;

•        inability to enforce indemnification and non-compete agreements;

•        failing to successfully incorporate acquired product lines or brands into our business;

•        the failure of the acquired business or joint venture to perform as well as anticipated;

•        the failure to realize expected synergies and cost savings;

•        any acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts, and could lead to the loss of key employees or customers of the acquired business or of our own;

•        increasing demands on our operational systems and the potential inability to implement adequate internal controls covering an acquired business or joint venture;

•        any requirement that we make divestitures of operations or property in order to comply with applicable antitrust laws;

•        possible adverse effects on our reported operating results, particularly during the first several reporting periods after the acquisition is completed; and

•        impairment of goodwill relating to an acquired business, which could reduce reported income.

Any of these risks could have a material adverse effect on our business, financial condition or results of operations. In addition, acquisitions or joint ventures could result in significant increases in our outstanding indebtedness and debt service requirements or could involve the issuance of securities that would be dilutive to existing shareholders. Incurring additional debt to fund an acquisition may result in higher debt service and a requirement to comply with additional financial and other covenants, including potential restrictions on future acquisitions and distributions. Funding an acquisition with our existing cash would reduce our liquidity. The terms of our existing and future debt agreements and our market capitalization may limit the size and/or number of acquisitions we can pursue or our ability to enter into a joint venture.

Our inability to retain members of our senior management could impair the future success of the Company.

Our future success depends substantially on the continued services of our executive officers and certain other key employees, including, but not limited to, Eyal Peso, our Chief Executive Officer, Carl Putman, Vision Lite’s Chief Executive Officer, Adrian Lofer, our Chief Technology Officer, and Meir Peleg, our Chief Financial Officer. If one or more of our executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, if any of its executive officers joins a competitor or forms a competing company, we may lose experience, know-how, key professionals and staff members as well as business partners. These executive officers could develop light and vision control technologies that could compete with and take customers and market share away from us. Should we lose the services of any member of our senior management team or key personnel, replacing such personnel could involve a prolonged search and divert management time and attention and we may not be able to locate and hire a qualified replacement. We do not carry key man insurance to mitigate the financial effect of losing the services of any member of our management team.

If we fail to scale our business operations or otherwise manage our future growth effectively as we attempt to grow our company, we may not be able to produce, market, service and sell our light and vision control products successfully.

We intend to expand our operations significantly, which will require hiring, retaining and training new personnel, controlling expenses, expanding existing production facilities and establishing new facilities, and implementing administrative infrastructure, systems, and processes. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Failure to expand operational and financial systems in a timely or efficient manner may result in operating inefficiencies, which could increase costs and expenses to a greater extent than we anticipate and may also prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth falls short of our expectations, our financial results will be materially adversely impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales and marketing efforts for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may materially adversely impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

As our future development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. In particular, a period of significant growth in the number of personnel could place a strain upon our management systems and resources. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver or timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products.

Our future will depend in part on the ability of our officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage its workforce. Our current and planned personnel, systems, procedures and controls may be inadequate to support its future operations. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Furthermore, we have no experience to date in high volume manufacturing of our products and we cannot assure that we will be able to develop efficient, automated, low-cost manufacturing capabilities and processes, and reliable sources of component supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully market our light and vision control products as our operations expand. Any failure to effectively manage our growth could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

The loss of certain customers could adversely affect our overall sales and profitability.

The loss of several of our most significant customers could have a material adverse effect on our business, financial condition, and results of operations for the affected earnings periods. For the fiscal year 2021, our top ten customers represented approximately 49% of our revenues although no single customer represented more than 12% of our revenues. Loss of any such customer or any disruption in our relationship with such customers, could result in a reduction of revenue generated by such customers. If we are unable to replace revenue generated by one or more of our major customers, our revenue may significantly decrease which would have a material adverse effect on our business, financial condition, and results of operations.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business.

An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers, or other labor disruptions, could materially adversely affect our manufacturing capabilities and/or increase our expenses. In addition, in locations where our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

In France, where our employees are generally represented by a union, although we believe that our relations with the labor union are good, no assurances can be made that we will not experience conflicts with the labor union, other groups representing employees, or our employees in general, especially in the context of any future negotiations with the labor union. We can also make no assurance that future negotiations with the labor union will not result in a significant increase in our cost of labor.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as the occurrence of disasters or security threats affecting our ability to operate. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing and business disruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. These risks can result in direct or indirect financial loss, reputational impact or regulatory censure.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine.

The global economy has been negatively impacted by the military conflict between Russia and Ukraine. Furthermore, governments in the United States, United Kingdom, European Union and Australia, among others, have each imposed export controls on certain products and/or financial and economic sanctions relating to Russia, including on certain industry sectors and parties in Russia. Although we have no operations in Russia or Ukraine, we believe some shortages in materials, increased costs for raw material and other supply chain issues are at least partially attributable to the negative impact of the Russia-Ukraine military conflict on the global economy. Further escalation of geopolitical tensions related to the military conflict, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, additional supply disruptions, lower consumer demand and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain. In addition, the effects of the ongoing conflict could heighten many of our known risks described herein under “Risk Factors.”

The COVID-19 pandemic has and could continue to negatively affect various aspects of our business, make it more difficult for us to meet our obligations to our customers, and result in reduced demand for our services, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any outbreak of contagious diseases or other adverse public health developments, including with respect to COVID-19 or otherwise, could have a material adverse effect on our business operations. The impact to our operations has included, and could again in the future include, disruptions or restrictions on the ability of our employees’ and customers’ to travel or on our ability to pursue collaborations and other business transactions, travel to customers, and oversee the activities of our third-party manufacturers and suppliers. In the future, we may also be impacted by the temporary closure of the facilities of our suppliers, manufacturers and/or customers.

In an effort to halt the outbreak of COVID-19, a number of countries, including Israel and the United States, placed significant restrictions on travel and many businesses announced extended closures. These travel restrictions and business closures have and may in the future adversely impact our operations locally and worldwide. Such restrictions and closures have caused or may cause temporary closures of the facilities of our suppliers, manufacturers and customers. During 2020, we implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our employees and business took out state-guaranteed loans. In addition, we implemented remote working and workplace protocols for employees in accordance with government requirements and took steps to streamline certain expenses, including temporary reduction of salaries and furloughing employees. The outbreak of COVID-19 pandemic has historically affected our activities in several ways, including COVID-19 related supply chain issues and COVID-19 “stay at home” and travel restrictions which disrupted sales and marketing efforts, production activities and development processes. These factors reduced revenues and cash flows during the year ended December 31, 2020 and 2021. Any future disruption in the operations of our employees, contractors, suppliers, customers, manufacturers or access to customers would likely impact our operating results. We are continuing to monitor and assess the effects of the COVID-19 pandemic on our operations; however, we cannot at this time accurately predict what effects these conditions will ultimately have on our operations due to uncertainties relating to the evolution of new variants, the duration of the outbreak, effectiveness of vaccinations, and the length of any travel restrictions and business closures that may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our services and impact our operating results.

Our international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to continue to derive a substantial percentage of our sales from international markets. Accordingly, we face significant operational risks from doing business internationally, including:

•        fluctuations in foreign currency exchange rates;

•        potentially longer sales and payment cycles;

•        potentially greater difficulties in collecting accounts receivable;

•        potentially adverse tax consequences;

•        reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

•        difficulties in staffing and managing foreign operations, including cultural differences between countries and language barriers;

•        laws and business practices favoring local competition;

•        costs and difficulties of customizing products for foreign countries;

•        compliance with a wide variety of complex foreign laws, treaties and regulations;

•        an outbreak of a contagious disease, such as COVID-19, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

•        tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

•        being subject to the laws, regulations and the court systems of many jurisdictions.

Further, international trade conflicts could have negative consequences on the demand for our products and services outside Israel. Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships and increasing instances of terrorism worldwide. Some of these risks may be affected by Israel’s overall political situation. See “Risk Factors — Risks Related to Our Incorporation, Location and Operations in Israel” for further information.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and materially adversely affect our operating results.

Adverse conditions in the automotive, transportation, architecture and aeronautics markets or the global economy more generally could have adverse effects on our results of operations.

While we make strategic planning decisions based on the assumption that the automotive, transportation, architecture and aeronautics markets that we are targeting will grow, our business is dependent, in large part on, and directly affected by, business cycles and other factors affecting the global automotive, transportation, architecture and aeronautics markets and the global economy generally. Automotive, transportation and aeronautics production and construction are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, production and sales can be affected by our OEM and Tier 1 customers’ ability to continue operating in response to challenging economic conditions and in response to labor relations issues, regulatory requirements, trade agreements and other factors. For example, the volume of automotive production in North America, Europe and the rest of the world has fluctuated due to fluctuations in gas and oil prices, government regulation related to fuel emissions, and tariffs related to automotive materials and parts, among other things, sometimes significantly, from year to year, and we expect such fluctuations to give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors may result in a reduction in sales of our vision and light control products and could have a material adverse effect on our business, results of operations and financial condition.

If our estimates, judgments or assumptions relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of certain assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements and accompanying notes include those related to the fair value of financial instruments and share-based compensation. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts, which may result in a decline in the trading price of our ordinary shares.

Additionally, as a result of new financial reporting standards, or changes and challenges to existing financial reporting standards or their interpretation, we might be required to change our accounting policies, alter our operational policies or implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes or challenges to existing standards or in their interpretation may have an adverse effect on our reputation, business, financial condition, and results of operations.

We may be required to record an impairment charge on our accounts receivable if we are unable to collect the outstanding balances from our customers.

We frequently sell products to customers on credit. We estimate the collectability of our accounts receivable based on our analysis of the accounts receivable, historical bad debts, customer creditworthiness, and current economic trends. We continuously monitor collections from our customers and maintain adequate impairment allowance for doubtful accounts. However, if the bad debts significantly exceed our impairment allowance, we may be required to record an impairment charge and our business, financial condition, and results of operations could be materially adversely affected.

Risks Related to Regulations

Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost or if we incur significant losses, increased costs or harm to our reputation or brand as a result of product liability claims or product recalls.

In order to maintain and increase our net sales and reach and sustain profitable operations we must produce high-quality products on a large scale basis at acceptable manufacturing costs and yields. If we are unable to maintain the quality and performance of our light and vision control products at acceptable costs, our brand, the market acceptance of our products and our results of operations would suffer. As we regularly modify our product lines and introduce changes to our manufacturing processes or incorporate new raw materials, we may encounter unanticipated issues with product quality or production delays. Regulatory, safety, or reliability developments, many of which are outside of our control, could also cause delays or otherwise impair commercial adoption, which will adversely affect our growth. While we engage in product testing in an effort to identify and address any product quality issues before we introduce products to market, unanticipated product quality or performance issues may be identified after a product has been introduced and sold.

In addition, we face the risk of exposure to product liability or other claims, including class action lawsuits, in the event our products are, or are alleged to be, defective or have resulted in harm to persons or to property. We may in the future incur significant liabilities if product liability lawsuits against us are successful. We may also have to recall and/or replace defective products, which would also result in adverse publicity and loss of sales, and would result in us incurring costs connected with the recall, which could be material. Any losses not covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Real or perceived quality issues, including those arising in connection with product liability lawsuits, warranty claims or recalls, could also result in adverse publicity, which could harm our brand and reputation and cause our sales to decline rapidly. In addition, any such issues may be seized on by competitors in efforts to increase their market share.

We are subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of our light and vision control products. Some of our customers also require that we comply with other unique requirements relating to these matters.

We manufacture and sell light and vision control products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we develop, manufacture and assemble our products, as well as the locations where we sell our products. Among other things, certain applicable laws and regulations require or may in the future require the submission of annual reports to the certain governmental agencies certifying that such products comply with applicable performance standards, the maintenance of manufacturing, testing, and distribution records, and the reporting of certain product defects to such regulatory agency or consumers. If our products fail to comply with applicable regulations, we and/or our products could be subjected to a variety of enforcement actions or sanctions, such as product recalls, repairs or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. The occurrence of any of the foregoing could harm our business, results of operations, and financial condition.

Since we operate on a global basis, we must continually monitor applicable laws and regulations, and engage in an ongoing compliance process to ensure that we and our suppliers are in compliance with all existing laws and regulations. If there is an unanticipated or onerous new legislation or regulation that significantly impacts our use of various components or requires more expensive components, such legislation or regulation could materially adversely affect our business, results of operations and financial condition.

Since certain of our light and vision control products are used in ADAS, they are subject to complicated and rapidly evolving laws and regulatory schemes that vary from jurisdiction to jurisdiction at the state, federal and international levels, including requirements related to safety, data privacy and security, and product liability, among other areas. These are rapidly evolving areas in which new or changed requirements could impose limitations on the use of our products. If we fail to adhere to these new laws and regulations or fails to continually monitor emerging developments, it may be subject to litigation, loss of customers or negative publicity and our business, results of operations and financial condition will be adversely affected. We are unable to predict how any future changes will impact it and if such impacts will be material to our business.

In addition, some of customers may require that we comply with unique requirements specific to their operations. For example, U.S. Federal Aviation Administration requirements for certain airplane models, national and local safety regulations applicable to our ADAS products and other CE certification and UL certification requirements applicable to certain of our electronic products in various jurisdictions across the globe.

Our business may be adversely affected by changes in automotive and aeronautic safety regulations or concerns that drive further regulation of the automobile and aeronautic safety market.

Government vehicle safety regulations are an important factor for our business. Historically, these regulations have imposed ever-more stringent safety regulations for vehicles. These safety regulations often require, or customers demand that, vehicles have more safety features and more advanced safety products.

While we believe increasing automotive and aeronautic safety standards will present a market opportunity for our light and vision control products, government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding industry recalls and safety risks, accidents involving our products, domestic and foreign political developments or considerations, and litigation relating to our products and our competitors’ products. Changes in government regulations, as well as changes or evolution in court doctrines in interpreting those regulations, especially in the automotive and aeronautic industries could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations or to court interpretations of those regulations, our business may be materially and adversely affected.

Federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive and aeronautic industry. As the vehicles and airplanes that carry our products go into production, it may become subject to stringent requirements, including a duty to report, subject to strict timing requirements, safety defects with our products. Such rules and regulations may impose potentially significant civil penalties for violations including the failure to comply with such reporting actions. If we cannot rapidly address any safety concerns or defects with our products, our business, results of operations and financial condition may be adversely affected.

For example, the U.S. Department of Transportation has issued regulations that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. As cars that carry our sensors go into production, the obligations of complying with safety regulations could increase and it could require increased resources and adversely affect our business.

We are subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

We are subject to international, foreign, federal, state and local environmental laws and regulations governing, among other things, the emission or discharge of materials into the environments, the use, storage, treatment, disposal and management of solid and hazardous waste the remediation of releases of hazardous materials into the environment and the protection of the health and safety of our employees and end users of our product. Our suppliers are also subject to applicable international, foreign, federal, state and local environmental laws and regulations governing the same, and our suppliers’ use of hazardous materials or any noncompliance with applicable regulations may adversely impact their operations and the supply of products and raw materials required for our operations. While we adapt our manufacturing and distribution processes to conform and comply with the environmental control standards of the applicable regulatory authorities, we cannot completely eliminate the risk of non-compliance or accidental contamination or injury from hazardous or regulated materials, including injury of our employees, individuals who handle our products, or others who claim to have been exposed to our products, nor can we completely eliminate the unanticipated interruption or suspension of operations at our facilities due to such events. In the event of non-compliance, contamination or injury due to a violations of applicable environmental laws and regulations, regulatory authorities may impose significant damages or fines, and such assessed damages or fines could have an adverse effect on our financial performance and results of operations. There are capital, operating and other costs associated with compliance with these environmental laws and regulations.

In additional, environmental laws and regulations are expected to become more stringent in the future, and changes in, or new interpretations of, existing environmental laws and regulations may result in a material increase in the costs of compliance or require us to manufacture with alternative technologies and materials. Such changes in law could impose new obligations with respect to any potential health hazards. Non-compliance with such regulations may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact the our brand, finances, or ability to operate.

Our business may be adversely affected by the impacts of climate change.

National and international efforts to respond to global climate change have increased in recent years. Although, our business does not directly emit significant quantities of carbon dioxide or other greenhouse gasses, efforts to reduce greenhouse gas emissions could negatively affect our business by increasing the costs goods and services used in our operations, including electricity, raw materials and transportation. In addition, the physical impacts of climate change may adversely affect our business and operations both physically and financially. The effects of climate change may intensify both the frequency and severity of natural events such as major storms, flooding, droughts, shifts in weather patterns and wildfires. To the extent temperatures continue to rise globally or are otherwise unabated, the negative impacts of these significant climate events will likely increase and may result in disruptions to our supply chain and damage to our physical facilities and operations (or those of our suppliers), all of which could adversely affect our business and our financial performance. Any such impacts resulting from climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity.

We operate in international markets and are subject to the United States Foreign Corrupt Practices Act, or the FCPA, as well anti-corruption laws and regulations of other countries, in addition to laws and regulations relating to export controls and economic sanctions. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977 (as amended), or FCPA, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, and other anti-bribery laws in countries in which we conduct activities, collectively, Anti-Corruption Laws. These laws that generally prohibit companies and their employees, officers and directors, as well as any and third-party intermediaries acting on their behalf, from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties, and private-sector recipients for the purpose of improperly influencing a government official or securing any improper advantage to obtain or retain business. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.

Our business operations also must be conducted in compliance with applicable export control and financial and economic sanctions laws and regulations, collectively, Trade Controls, including rules administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of State, the United States Department of Commerce, the relevant ministries or authorities of the government of Israel, His Majesty’s Treasury of the United Kingdom, the European Union (and its member states), the United Nations Security Council and other relevant authorities.

We cannot provide assurances that our internal Code of Ethics will always protect us from liability for acts committed by employees, agents or business partners of ours (or of businesses we acquire or partner with) that would violate Anti-Corruption Laws and Trade Controls, including the laws governing payments to government officials, bribery, fraud, kickbacks and other related laws. Any such improper actions or allegations of such acts could subject us to significant sanctions, including civil or criminal fines and penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could disrupt our business and adversely affect our reputation, and our business, financial condition and results of operations. Additionally, we engage third party representatives to interact with potential customers, which may create risks under Anti-Corruption Laws and Trade Controls.

We are subject to risks related to corporate social responsibility.

Many companies now face increasing scrutiny related to their environmental, social and governance, or ESG, practices and requested disclosures by institutional and individual investors who are increasingly using ESG screening criteria in making investment decisions. Any or our disclosures on ESG-related matters or a failure to satisfy evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact relationships with investors. Certain market participants including major institutional investors use third-party benchmarks or scores to measure ESG practices in making investment decisions. Furthermore, some of our customers and suppliers may evaluate our ESG-related practices and/or request that we adopt certain ESG policies. Any failure or perceived failure to pursue or fulfil stated goals, targets and objectives or to satisfy various reporting standards, could expose us to government enforced actions and/or private litigation. As ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting. At the present, we do not have a formal ESG policy or program and have not established any formal timeframe for development or adoption of such an ESG program.

Furthermore, if our competitors’ ESG performance is perceived to be better than that of our, potential or current investors may elect to invest with our competitors instead. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and business, operating results and financial condition could be adversely impacted.

We are subject to laws and regulations concerning data privacy and security which are continually evolving and could adversely affect our business, financial condition, results of operation and reputation.

As part of our normal business activities, we collect, use, store, share, transmit, and process personal information. As such, we are subject to various federal, state, local, and international laws, regulations, and industry standards. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements. In the United States, there are numerous federal and state data privacy and security laws, rules, and regulations governing the collection, use, storage, sharing, transmission, and other processing of personal information, including federal and state data privacy laws, data breach notification laws, and consumer protection laws. For example, the FTC and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. Such standards require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices. Some states, such as California, Massachusetts, and New York have passed specific laws mandating reasonable security measures for the handling of consumer data.

Many state legislatures have also adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. Such legislation includes the California Consumer Privacy Act, or CCPA, which came into effect in 2020, and created new consumer rights, and imposes corresponding obligations on covered businesses, relating to the access to, deletion of, and sharing of personal information collected by covered businesses, including California residents’ right to access and delete their personal information, opt out of certain sharing and sales of their personal information, receive detailed information about how their personal information is used and shared, and may restrict the use of cookies and similar technologies for advertising purposes. The CCPA prohibits discrimination against individuals who exercise their privacy rights, and provides for civil penalties for violations enforceable by the California Attorney General as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation.

Additionally, the California Privacy Rights Act, or the CPRA, was recently passed in California and expands the scope of the CCPA. In particular, the CPRA will restrict use of certain categories of sensitive personal information that we handle; establish restrictions on the retention of personal information; expand the types of data breaches subject to the private right of action; and establish the California Privacy Protection Agency to implement and enforce the new law, as well as impose administrative fines. The majority of the CPRA’s provisions are expected to take effect on January 1, 2023, and additional compliance investment and potential business process changes will likely be required. Virginia, Colorado, Utah, and Connecticut also recently passed comprehensive privacy laws that take effect in 2023 and will impose obligations similar to or more stringent than those we may face under other data protection laws. As a result, additional investment in compliance may be required. We are in the process of establishing a compliance program for the various U.S. state laws and we have not yet conducted an assessment as to whether the Company is subject to such laws and therefore if applicable we may not be in compliance with these laws. Similar laws are being considered in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging and expose us to additional liability. We are also subject to the European Union General Data Protection Regulation 2016/679 and applicable national supplementing laws, collectively, the EU GDPR. We may also be subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, collectively, the UK GDPR, and we have not yet conducted an assessment as to whether the Company is subject to such laws and therefore if applicable, we will not be in compliance with the UK GDPR. The EU GDPR and UK GDPR (together referred to as the “GDPR”) impose comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data,” including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

We are in the process of strengthening and documenting our data privacy compliance program and therefore the Company and our subsidiary Vision Systems Corporate SAS may not be in compliance with all data governance and other requirements under applicable data privacy and data security laws, regulations, policies and legal obligations, including GDPR. The EU GDPR and UK GDPR regulate cross-border transfers of personal data out of the EEA and the UK. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. On July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework, or Privacy Shield, under which personal information could be transferred from the EEA (and the UK) to relevant self-certified U.S. entities. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. We currently do not have any safeguards in place to transfer personal information outside the EEA and the UK, including to the United States, with respect to both intragroup and third party transfers. As the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers, we could suffer additional costs, complaints and/or regulatory investigations or fines. We may have to stop using certain tools and vendors and make other operational changes; we will have to implement EU standard contractual clauses (and the UK data transfer equivalent, if applicable) for existing intragroup, customer and vendor arrangements; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

Failure to comply with the GDPR could result in penalties for noncompliance. Since we are subject to the supervision of relevant data protection authorities under the EU GDPR and we may also be subject to the supervision of the data protection authority under the UK GDPR, we could be fined under each of those regimes independently in respect of the same breach. Penalties for certain breaches are up to the greater of EUR 20 million/GBP 17.5 million or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions).

We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of EU, EU Member State and UK privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change our use of such technologies, as well as civil claims including class actions, and reputational damage.

Any failure or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to privacy or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and consumers to lose trust in us, which could have an adverse effect on our reputation and business.

We face cybersecurity risks and may incur increasing costs in an effort to mitigate those risks, and if we fail to prevent data security breaches, there may be damage to our reputation, material financial penalties, and legal liability, which would materially adversely affect our business, results of operations, and financial condition

We utilize systems and websites that allow for the storage and transmission of proprietary or confidential information regarding our customers, employees and others, including personal information. We may be vulnerable to, and unable to anticipate or detect, data security breaches and data loss, including rapidly evolving and increasingly sophisticated and prevalent cybersecurity attacks. In addition, data security breaches can also occur as a result of a breach by us or our employees or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. In addition to our own databases, we use third-party service providers to store, process and transmit confidential, personal or sensitive information on our behalf. A data security breach could occur in the future either at their location or within their systems that could affect our personal or confidential information.

We have in the past and may continue to be impacted by breaches in our data security. These can vary in scope and intent from motivated driven attacks to malicious attacks intended to disrupt our key operations. A breach or circumvention of our systems or the systems of third parties, including by ransomware or other attacks, could result in disruptions to our business operations; unauthorized access to (or the loss of company access to) competitively sensitive, confidential, personal or other critical data or systems; loss of customers; financial losses; regulatory investigations, enforcement actions and fines; litigation and misuse or corruption of critical data, personal data and proprietary information, any of which could be material.

For example, on January 17, 2021, our subsidiary Vision Systems Corporate SAS detected a ransomware attack and unauthorized access to its information technology systems. It was determined that the unauthorized third-party potentially gained access to certain personal data. Certain steps have been taken to remediate the incident, to comply with the EU GDPR by the filing of a data breach notification with the French data protection authority and to inform the law enforcement authorities through a criminal complaint. We do not have sufficient information to completely rule out an exfiltration. Nonetheless, there is currently no indication of any exfiltration and misuse of any information following this attack. Following this incident, we undertook a review of our data security program and have started to implement measures. Nonetheless, we are unable to assure that we will not experience future data security breaches, given the increasingly sophisticated tools used by hackers, data thieves, and cyber criminals. The above mentioned privacy laws also contain onerous requirements relating to data security. Although we rely on a variety of security measures to provide security for our processing, transmission, and storage of personal information and other confidential information, we are unable to assure that we will not experience future security breaches, given the increasingly sophisticated tools used by hackers, data thieves, and cyber criminals. Any breach of our network or vendor systems may result in the loss of confidential business and financial data or misappropriation of personal information, which could have a material adverse effect on our business, including unwanted media attention, damage to our reputation, litigation, fines, significant legal and remediation expenses, or regulatory action.

A data security breach may expose us to a risk of loss or misuse of this information, and could result in significant costs to us, which may include, among others, fines and penalties, costs related to remediation, potential costs and liabilities arising from governmental or third-party investigations, proceedings or litigation, diversion of management attention and harm to our reputation. We could also experience delays or interruptions in our ability to function in the normal course of business, including delays in the fulfilment of customer orders or disruptions in the manufacture and shipment of products. In addition, actual or anticipated attacks may cause us to incur costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have an adverse effect on our business, financial condition and reputation. In addition, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the EU and UK and all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent with each other, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify consumers or other counterparties of a security incident, including a breach. Regardless of our contractual protections, any actual or perceived security incident or breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

Our ability to use our net operating loss carryforwards and certain other tax attributes is limited.

As of December 31, 2021, we had estimated net operating loss carryforwards for Israeli income tax purposes of $47.8 million available to offset future taxable income. Any available net operating loss carryforwards would have value only to the extent there is income in the future against which such net operating loss carryforwards may be offset. In addition, limitations imposed by applicable law on our ability to utilize net operating loss carryforwards could cause income taxes to be paid earlier than would be paid if such limitations were not in effect, thereby reducing or eliminating the benefit of such net operating loss carryforwards.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our share ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

We are subject to tax laws, tariffs and potential tax audits in multiple jurisdictions that could affect our financial results.

We are subject to tax laws, tariffs and potential tax audits in multiple jurisdictions. The application and interpretation of these laws in different jurisdictions affect our international operations in complex ways and are subject to change, and some changes may be retroactively applied. Our tax liabilities in the different countries where we operate depend, in part, on transfer pricing and administrative charges among our subsidiaries and us. These arrangements require us to make judgments with which tax authorities may disagree, potentially resulting in the assessment of material additional taxes, penalties, interest or other charges to resolve these issues.

The combination of the above factors may lead to an increased likelihood of tax audits with respect, among other things, to: (i) tax residence, (ii) trade or business activities and/or permanent establishment status in various jurisdictions, (iii) transfer pricing, (iv) controlled foreign corporation legislation, (v) taxation of dividends and capital gains derived upon interests held in companies located in low-tax jurisdictions, (vi) withholding tax application on cross-border payments, and (vii) anti-hybrid mismatches. In any such case, depending on the specific circumstances, tax audits and/or legal proceedings with the tax authorities could result in tax liabilities and fines and penalties of significant amounts, which could be in excess of the amounts we provide for in our financial statements for tax liabilities.

Transactions that we have structured in light of current tax rules could have material and adverse consequences for us if tax rules change or if tax authorities apply or interpret the rules differently than we do. Changes in tax laws, their application and interpretation or imposition of any new or increased tariffs, duties and taxes could increase our tax burden and materially and adversely affect our financial condition and results of operations. Such factors could also cause us to expend significant time and resources and/or cause investors to lose confidence in our reported financial information.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies or changes in tax legislation or policies could impact our future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

In 2015, the Organization for Economic Co-operation and Development, or OECD, published final recommendations on base erosion and profit shifting, or BEPS. These recommendations proposed the development of rules directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. Several of the areas of tax law on which the BEPS project focused have led or will lead to changes in the domestic law of individual OECD jurisdictions. These changes include (amongst others) restrictions on interest and other deductions for tax purposes, the introduction of broad anti-hybrid regimes and reform of controlled foreign corporation rules. Changes are also expected to arise in the application of certain double tax treaties, which may restrict our ability or the ability of our subsidiaries to rely on the terms of relevant double tax treaties in certain circumstances. Further, recent BEPS developments, such as the OECD Inclusive Framework’s global tax reform statements in October 2021, include proposals for new profit allocation and nexus rules and for rules (including Pillar Two model rules released in December 2021 and March 2022) to ensure that the profits of multinational enterprises are subject to a minimum rate of tax. It should also be noted that on December 22, 2021, the European Commission published a proposed directive with a view to neutralize the misuse for tax purposes of shell entities located in the European Union, noting that a proposal to extend the scope of the said directive to shell entities located outside the European Union should be released in 2022. If these or similar changes and reforms are enacted, we would expect our tax costs and operational expenses related to this complex compliance to increase.

Due to the global scale of our business activities, any changes in tax law that apply to our activities, such as new definitions of permanent establishment, new nexus and profit allocation rules or the combined effect of tax laws in multiple jurisdictions may increase our worldwide effective tax rate, increase the complexity and costs associated with tax compliance and adversely affect our financial condition and results of operations.

We may have exposure to additional tax liabilities.

As an international vendor, we are subject to income taxes and non-income-based taxes. Although we believe that our tax filing positions are reasonable and comply with applicable law, we regularly review our tax filing positions, especially in light of tax law or business practice changes, and we may change our positions or determine that previous positions should be amended, either of which could result in additional tax liabilities. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business, and as a result, amounts recorded may be subject to adjustments by the relevant tax authorities. The final determination of tax audits or tax disputes may be different from what is reflected in our historical income tax provisions and accruals. If current or future audits find that additional taxes are due, we may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our results of operations, financial condition and cash flows.

In general, governments are increasingly focused on ways to increase tax revenues, which has contributed to an increase in audit activity, more aggressive positions taken by tax authorities, more time and difficulty to resolve any audits or disputes and an increase in new tax legislation. Any such additional taxes or other assessments may be in excess of our current tax provisions or may require us to modify our business practices in order to reduce our exposure to additional taxes going forward, any of which could have a material adverse effect on our business, results of operations and financial condition.

We are also subject to other non-income-based taxes, such as value-added, payroll, sales, use, excise and goods and services taxes. From time to time, we may be under audit or investigation by tax authorities or involved in legal proceedings related to these non-income-based taxes or we may revise or amend our tax positions, which may result in additional non-income-based tax liabilities.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective intellectual property rights for our products, we may not be able to compete effectively in our markets.

Historically, we have relied on patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technologies and new products.

We have sought to protect our proprietary position by filing patent applications in Israel, the United States and in other countries, with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

Our patent portfolio consists of an aggregate of more than        patents and patent applications, as described in “Business — Intellectual Property.” We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated.

Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would be harmed.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our products. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our products unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and in most of the other countries are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technologies could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party’s intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. Since March 15, 2013, the United States has moved to a first to file system.

Changes to the way patent applications will be prosecuted could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products, the defendant could counterclaim that the patent covering our products is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. The validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

A substantial part of the commercial success of the Company will depend on its ability to maintain, establish and protect its intellectual property assets, maintain trade secret protection, register copyrights and trademarks, and operate without infringing the proprietary rights of third parties. Our patent portfolio consists of an aggregate of more than        patents and patent applications, as described in “Business — Intellectual Property.” We cannot assure investors that any of our currently pending or future patent applications will result in issued patents and we cannot predict how long it will take for such patent applications to issue as patents. There is a further risk that the claims of each patent application, as ﬁled, may change in scope during examination by the patent offices. Further, if and where a patent is granted, there can be no guarantee that such patent will be valid or enforceable or that the patent will be granted in other jurisdictions.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Our success depends, at least in part, on our ability to protect our core technologies and intellectual property. Failure to adequately protect our technologies and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect its business, prospects, financial condition and operating results. Patent, trademark, and trade secret laws vary significantly throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States or the State of Israel. Further, some license provisions protecting against unauthorized use, copying, transfer and disclosure of our offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. Policing the unauthorized use of our intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States or Israel. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using its technology.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We rely on licenses to use the intellectual property rights of third parties. If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose rights that are important to our business.

We rely, and expect to continue to rely, on certain intellectual property that is licensed from third-party licensors. Such licensors may be infringing upon the intellectual property rights of others or may not have sufficient rights to the licensed technology in all jurisdictions in which we may operate. Disputes with licensors over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the operations, products, or offerings that include or incorporate the licensed intellectual property or technology. Any such discontinuation or limitation could have a material and adverse impact on our business, financial condition and results of operation.

In 2017, we obtained a license from Research Frontiers, Inc., or RFI, for intellectual property relating to Light Valves, Light Valve Film and SPD Emulsions. This license from RFI imposes on us certain development, commercialization and royalty obligations, and other restrictions on our ability to exploit the technology covered by such license. Vision Systems also holds a license from RFI which imposes commercialization and royalty obligations and other restrictions. See “Business — Intellectual Property — Licenses with Research Frontiers, Inc.” If either of these license agreements are terminated, our ability to manufacture and sell products utilizing the technology licensed from RFI could be significantly adversely affected, which could have a material and adverse impact on our business, financial condition and results of operation.

We are currently subject to litigation regarding Research Frontiers, Inc.’s payment of royalties related to patented technologies we license from them, which could be expensive and could divert management attention.

Global Glass Technologies Inc., or GGT, has brought suit against RFI related to the patented technologies we license from RFI. We are currently a party to this litigation. Our answer to GGT’s second amended complaint is forthcoming. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Risks Related to the Offering and the Ownership of Our Ordinary Shares

The market price of our ordinary shares may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your ordinary shares at or above the price you paid and may lose all or part of your investment.

If you purchase our ordinary shares in this offering, you may not be able to resell those shares at or above the price you paid. The market price of our ordinary shares may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenues or other operating results;

•        variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•        any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•        additional ordinary shares being sold into the market by us or our shareholders, or the anticipation of such sales, including if certain of our shareholders sell shares into the market when the applicable “lock-up” period ends for such shareholders;

•        announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures or other dispositions;

•        loss of relationships with significant distributors, dealers or other customers;

•        changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•        difficulties in integrating any new acquisitions we may make;

•        loss of services from members of management or employees or difficulty in recruiting additional employees;

•        worsening of global economic conditions and reduction in demand for our products;

•        price and volume fluctuations in the overall stock market, including as a result of general economic trends;

•        lawsuits threatened or filed against us, or events that negatively impact our reputation;

•        the impacts of the COVID-19 pandemic on us and the national and global economies; and

•        developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many companies. Often, their share prices have fluctuated in ways unrelated or disproportionate to their operating performance.

An active, liquid trading market for our ordinary shares may not develop.

Prior to this offering, there has been no public market for our ordinary shares. Although we expect to list our ordinary shares on the Nasdaq Stock Market, or Nasdaq, we cannot guarantee an active public market for our ordinary shares will develop or be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling or may not be able to sell any of the ordinary shares that you purchase.

Raising additional capital would cause dilution to our existing shareholders and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares.

Our indebtedness could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations.

On January 19, 2022, we entered into a facility agreement with certain credit funds for a loan facility in the aggregate amount of up to $30 million, or the Facility and the Facility Agreement, respectively, secured by our assets, the full amount of which has been drawn down, and which full repayment is due by December 31, 2025. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness — Credit Facility” for more information. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis, on terms satisfactory to us, or at all. Our indebtedness could have material consequences, including:

•        making it more difficult for us to satisfy our obligations with respect to other debt we incur;

•        limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•        requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•        increasing our vulnerability to general adverse economic and industry conditions;

•        limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•        placing us at a disadvantage compared to other, less leveraged competitors; and

•        increasing our cost of borrowing.

In addition, the Credit Facility contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. For example, under the Credit Facility, we are required to maintain an unrestricted cash balance of at least $1.5 million, we are required to procure additional funding of at least $10 million in years 2022 and 2023, and we may not incur additional debt subject to certain customary exceptions, as well as other operating restrictions that could adversely impact our ability to conduct our business. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our credit facility, which would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements that govern the Credit Facility restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would have a material adverse effect on our financial condition and results of operations. If we cannot make scheduled payments on our debt, we will be in default, and the lenders under the Credit Facilities could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. Any of these events could result in you losing all or a portion of your investment in our ordinary shares.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described herein.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the credit agreement that govern the Credit Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness.

Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market following this offering, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. All the ordinary shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any such shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Furthermore, our directors, officers and shareholders that hold approximately            % of our ordinary shares upon the closing of this offering (assuming none of such persons purchase shares in this offering) will be subject to lock-up agreements with the underwriter of this offering that restrict their ability to transfer our ordinary shares for a period of 180 days from the date of this prospectus. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. See “Shares Eligible for Future Sale” for further information.

Our principal shareholders, and related officers and directors beneficially own over            % of our outstanding ordinary shares. They will therefore be able to exert significant influence over matters submitted to our shareholders for approval.

As of September 30, 2022, our principal shareholders, and related officers and directors beneficially own approximately            % of our ordinary shares. Upon completion of this offering, our principal shareholders, officers and directors will, in the aggregate, beneficially own approximately            % of our outstanding ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning shares in companies with significant shareholders.

As a result, these shareholders, if they acted together, could significantly influence matters that require approval by our shareholders, including the election and dismissal of directors, certain related-party transactions, including the terms of compensation of our directors and chief executive officer, certain significant corporate transactions and amendments to our amended and restated articles of association. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We have never paid, and we currently do not intend to pay dividends.

We have never declared or paid any dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any dividends in the foreseeable future. Consequently, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of our board of directors and will depend on a number of factors, among other things, our financial condition, results of operations, current and anticipated cash needs and availability and other factors that our board of directors may consider to be relevant. Our ability to declare and pay dividends may also be limited by covenants of existing and any future outstanding indebtedness we incur. In addition, the Israeli Companies Law, 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends. See “Description of Share Capital — Dividend and Liquidation Rights” for additional information. Generally, payment of dividends is subject to Israeli withholding taxes. See “Taxation — Material Israeli Tax Considerations and Government Programs” for additional information.

If you purchase securities in this offering, you will incur immediate and substantial dilution in the book value of your ordinary shares.

The offering price of our ordinary shares is substantially higher than the net tangible book value per share of our ordinary shares. Therefore, if you purchase securities in this offering, you will pay a price per ordinary share that substantially exceeds our net tangible book value per ordinary share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on the offering price of $            per ordinary share, you will experience immediate dilution of $            per ordinary share, representing the difference between our pro forma net tangible book value per ordinary share after giving effect to this offering and the offering price. In addition, purchasers of our ordinary shares in this offering will have contributed approximately            % of the aggregate price paid by all purchasers of our ordinary shares but will own only approximately            % of our ordinary shares outstanding after this offering. See “Dilution” for further information.

Management will have broad discretion as to the use of the net proceeds from this offering.

Our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or ordinary shares, our ordinary shares price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our ordinary shares, or provide more favorable relative recommendations about our competitors, our ordinary shares price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our ordinary shares price or trading volume to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares will be listed in the United States, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, the other rules and regulations of the Securities and Exchange Commission, or

SEC, and the rules and regulations of Nasdaq, and provisions of the Companies Law that apply to public companies such as us. The expenses that will be required in order to adequately prepare for being a public company will be material, and compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.

We have no operating experience as a publicly traded company in the United States.

We have no operating experience as a publicly traded company in the United States. Although the individuals who now constitute our management team have limited experience managing a publicly traded company, there is no assurance that the past experience of our management team will be sufficient to operate our company as a publicly traded company in the United States, including timely compliance with the disclosure requirements of the SEC. Following the completion of this offering, we will be required to develop and implement internal control systems and procedures in order to satisfy the periodic and current reporting requirements under applicable SEC regulations and comply with Nasdaq listing standards. These requirements will place significant strain on our management team, infrastructure and other resources. In addition, our management team may not be able to successfully or efficiently manage our company as a public reporting company in the United States that is subject to significant regulatory oversight and reporting obligations.

If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2023. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an Emerging Growth Company (unless we meet the requirements of a non-accelerated filer). If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to sanctions or investigations by the stock exchange on which we intend to list our ordinary shares, the SEC, or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 of the Sarbanes-Oxley Act requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures, or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our ordinary shares, and could adversely affect our ability to access the capital markets.

The JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

•        the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•        Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of certain new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

•        any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers. We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required, under the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, although regulations promulgated under the Companies Law require us to disclose the annual compensation of our five most highly compensated directors or officers on an individual basis commencing with our first annual meeting of shareholders following the closing of this offering, this disclosure is not as extensive as that required of a U.S. domestic issuer. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

There can be no assurance that we will not be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2021 and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on quarterly average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering, in passive assets. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually after the close of each taxable year and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the offering price of our ordinary shares in this offering and the subsequent trading value of our ordinary shares, which may fluctuate significantly. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. U.S. investors that consider acquiring our ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making certain elections with respect to our ordinary shares in the event that we are a PFIC. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

If a U.S. person is treated as owning at least 10% of the ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” within the meaning of Section 951 of the Code (as define below) with respect to each “controlled foreign corporation”, or CFC, in our group (if any). Since we have one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether the Company makes any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such U.S. shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist holders of ordinary shares in determining whether any of our non-U.S. subsidiaries is treated as a CFC or whether any holder of ordinary shares is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. A U.S. Holder should consult its tax advisors regarding the potential application of these rules to an investment in the ordinary shares.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. In addition, the stock markets have experienced considerable price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

The Amended Articles provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

The Amended Articles provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act, or Federal Forum Provision. While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against us, our directors and officers. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of U.S. federal securities laws in the types of lawsuits to which they apply, the Federal Forum Provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, shareholders, officers or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers or other employees. Our shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder as a result of the Federal Forum Provision. Further, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents and similar agreements has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the Federal Forum Provision in the Amended Articles. In the event a court finds the Federal Forum Provision contained in the Amended Articles to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

Risks Related to Our Incorporation, Location and Operations in Israel

Conditions in Israel could materially and adversely affect our business.

Our headquarters, research and development and other significant operations are located in Israel and many of our employees, including certain management members operate from our offices that are located in Tel Aviv, Israel. In addition, a number of our directors and officers are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

Recently, there has been an unprecedented degree of political instability in Israel, with four sets of elections for the Israeli parliament, or Knesset, in a two-year period and a fifth scheduled for November 2022. Also, Israel has been engaged in sporadic armed conflicts with Islamist terrorist groups in the Gaza Strip and southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons and targeting cyberattacks against Israeli entities. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our business and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers certain damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, Israel and Israeli companies have been, from time to time, subjected to economic boycotts. Several countries still restrict business with Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our financial condition, results of operations or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform annual military reserve duty for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, financial condition and results of operations.

Provisions of Israeli law and the Amended Articles may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Provisions of Israeli law and the Amended Articles could have the effect of delaying or preventing a change in control in us and may make it more difficult for a third party to acquire us or our shareholders to elect individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•        the Companies Law regulates the methods and processes by which mergers may be consummated and requires tender offers to be effected for acquisitions of shares above specified thresholds in a company;

•        the Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•        the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•        the Amended Articles require a vote of the holders of at least            % of the total voting power of our shareholders to remove any of our directors;

•        the Amended Articles divide our board of directors into three classes, each of which is elected once every three years;

•        an amendment to the Amended Articles generally requires a vote of the holders of a majority of our outstanding ordinary shares entitled to vote and which are present and voting on the matter at a general meeting of shareholders (referred to as simple majority); however, the amendment of a limited number of provisions, such as (i) the provision empowering our board of directors to determine the size of the board of directors, (ii) the provision setting forth the procedures and the requirements that must be met in order for a shareholder proposal to be included on the agenda for a general meeting of our shareholders, (iii) the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill director vacancies; and (iv) the provision dividing our directors into three classes, requires a vote of the holders of            % of our outstanding ordinary shares entitled to vote at a general meeting, provided, however, if            % of our board of directors

approves an amendment to be recommended to our shareholders, only a simple majority of the voting power of our shareholders is required for approval of such amendment at a general meeting of our shareholders; and

•        the Amended Articles provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if the shares have not been disposed.

In addition, we are subject to the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, and the regulations, guidelines, rules, procedures, and benefit tracks thereunder, or, collectively, the Innovation Law, due to our receipt of grants from the Israel Innovation Authority, or the IIA. Under the Innovation Law, a recipient of IIA grants, such as us, must generally report to the IIA changes in the holdings of our company, and to the extent such change results in any non-Israeli citizen or resident becoming an “interested party,” as defined in the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, which includes, among other things, owning 5% or more of our ordinary shares, such non-Israeli citizen or resident is required to execute an undertaking in favor of the IIA, in a form prescribed by the IIA.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We were incorporated in Israel. Most of our executive officers and directors reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. See “Enforcement of Civil Liabilities.”

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the company and the other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law, as well as a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company or has other powers over the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness, and there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

The tax benefits that may be available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We believe that we may be eligible for certain tax benefits provided to a “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. In order to be eligible for the tax benefits provided to a “Preferred Technological Enterprise,” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled, or discontinued, or if we fail to meet certain conditions, our Israeli taxable income from the Preferred Technological Enterprise would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is currently 23%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Taxation — Material Israeli Tax Considerations and Government Programs” for more information.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee in the course of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent an agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive remuneration for service inventions and on what terms, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patents Law, has the authority to determine whether the employee is entitled to remuneration for his or her inventions and the scope of such remuneration. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract law. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created during and as a result of their employment with us and waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We have received Israeli government grants for certain research and development activities. The terms of these grants may require us to satisfy specified conditions in order to develop and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay certain redemption fees in addition to repaying the grants.

Our research and development efforts were financed, in part, through royalty-bearing grants from the IIA. As of September 30, 2022, we received IIA grants totalling approximately $         million of which approximately $       million of such amount has been repaid.

We are committed to pay royalties to the IIA at a rate of         % to         % on sales proceeds from our products (and related know-how and services) that were developed, in whole or in part, using the IIA grants we received under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. To our knowledge, as of the date hereof, the IIA has not announced whether it will replace LIBOR with SOFR. While it is not currently possible to determine whether, or to what extent, the replacement of LIBOR with SOFR or a different interest rate would affect us, the implementation thereof may increase our obligations to the IIA.

We may in the future apply to receive additional grants from the IIA. However, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

In general, the Innovation Law requires, among other things, that the products developed as part of the programs under which the grants were given be manufactured in Israel and restricts the ability to transfer know-how funded by the IIA outside of Israel. A transfer for the purpose of the Innovation Law is generally interpreted very broadly and includes, among other things, any sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of IIA-funded know-how. The transfer of IIA-funded know-how outside of Israel requires prior approval and may be subject to payment of a redemption fee to the IIA, calculated in accordance with a formula provided under the Innovation Law (which is subject to a cap of six times the total amount of the IIA grants received, plus interest). These restrictions may impair our ability to sell, license or otherwise transfer IIA-funded know-how outside of Israel.

In general, manufacturing products developed with IIA-funded know-how outside of Israel also requires prior approval from the IIA. Even if we do receive approval to manufacture products developed with IIA-funded know-how outside of Israel, the royalty rate may be increased and we may be required to pay royalties up to three times the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies.

The restrictions under the Innovation Law continue to apply even after payment of the full amount of royalties payable in respect of the grants. In addition, the government of the State of Israel may, from time to time, audit sales of products which it claims incorporate IIA funded know-how and this may lead to additional royalties being payable on such additional products, and may subject such products to the restrictions and obligations under the Innovation Law.

We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how and/or manufacture products developed with IIA-funded know-how outside of Israel in the future. If we fail to satisfy the conditions of the Innovation Law, we may be required to refund the amounts of the grants previously received, together with interest and penalties, and may become subject to criminal charges.

Subject to prior approval of the IIA, we may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (however, there may be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the applicable restrictions and obligations towards the IIA (including the restrictions on the transfer of know-how and manufacturing outside of Israel) as a condition to the IIA’s approval.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•        our ability to scale up upon our operations, including market acceptance of our vision and light control products;

•        the amount and timing of future sales;

•        our ability to meet technical and quality specifications;

•        the market for adoption vision and light control technologies;

•        existing regulations and regulatory developments in the United States and other jurisdictions;

•        our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

•        the need to hire additional personnel and our ability to attract and retain such personnel;

•        our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•        our dependence on third parties;

•        our financial performance;

•        the growth of regulatory requirements and incentives;

•        risks related to product liability claims or product recalls;

•        the overall global economic environment;

•        the impact of competition and new technologies;

•        our plans to continue to invest in research and develop technology for new products;

•        our plans to potentially acquire complementary businesses;

•        the impact of the COVID-19 pandemic on our business and on the business of our customers; and

•        the increased expenses associated with us being a public company.

Forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Important factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

The forward-looking statements included in this prospectus speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.” We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of ordinary shares in this offering will be approximately $            million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriter exercise their option to purchase up to an additional            ordinary shares in full, we estimate that the net proceeds to us from this offering will be approximately $            million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per ordinary share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $            million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ordinary shares we are offering. An increase (decrease) of 1.0 million in the number of ordinary shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $            million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to obtain additional working capital, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. We intend to use substantially all of the net proceeds from this offering for general corporate purposes, including the purchase of equipment and materials for the expansion of our production lines, research and development, advertising and marketing, technology development, working capital, operating expenses and other general corporate purposes, which may include paying off drawdowns under our credit facility agreement. See “Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources — Indebtedness — Credit Facility.”

We may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, services or technologies, although we have no binding agreements or commitments to do so at this time. Pending our application of the net proceeds from this offering, we plan to invest such proceeds in short-term, investment-grade, interest-bearing securities and depositary institutions.

The amount and timing of actual expenditures for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described under “Risk Factors.” Accordingly, we will have broad discretion in deploying the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends to our shareholders and we do not anticipate or intend to pay cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Any future determination as to the payment of dividends will be at the discretion of our board of directors and will depend on a number of factors, among other things, our financial condition, results of operations, current and anticipated cash needs and availability and other factors that our board of directors may consider to be relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends. See “Description of Share Capital — Dividend and Liquidation Rights” for additional information. Our ability to declare and pay dividends may also be limited by covenants of existing and any future outstanding indebtedness we incur.

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation — Material Israeli Tax Considerations” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2022:

•        on an actual basis;

•        on a pro forma basis to give effect to the conversion of all of our outstanding redeemable convertible preferred shares into an aggregate of            ordinary shares assuming an initial public offering price per share of $            , the midpoint of the price range set forth on the cover of this prospectus, as if such conversion had occurred on September 30, 2022.

•        on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above, and (ii) the additional issuance of            ordinary shares in this offering, at an assumed public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of ordinary shares had occurred on September 30, 2022.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and other financial information contained in this prospectus.

As of September 30, 2022
	Actual	Pro Forma (Unaudited)	Pro Forma As Adjusted
(in thousands, except share and per share data)
Cash and cash equivalents
Long-term debt, including current portion

Redeemable convertible preferred shares, NIS 1.00 par value, shares authorized;             issued and outstanding; liquidation preference of             actual; no redeemable convertible preferred shares, pro forma and pro forma as adjusted

Other stockholders’ (deficit) equity:

Ordinary shares, NIS 1.00 par value;             shares authorized; shares issued and outstanding, actual;             shares authorized, shares issued and outstanding, pro forma;             shares authorized, shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit
Total shareholders’ equity (capital deficiency)
Total capitalization

The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, shareholders’ equity (capital deficiency) and total capitalization by $            million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million ordinary shares offered by us at the assumed initial public offering price would increase (decrease) each cash and cash equivalents, additional paid-in capital, shareholders’ equity (capital deficiency) and total capitalization by $            million.

The number of ordinary shares issued and outstanding pro forma and pro forma as adjusted in the table above is based on            ordinary shares outstanding as of September 30, 2022 which includes the conversion of all of our outstanding redeemable convertible preferred shares into an aggregate of            ordinary shares assuming an initial public offering price per share of $            , the midpoint of the price range set forth on the cover of this prospectus, as if such conversion had occurred on September 30, 2022, and excludes the following:

•        ordinary shares issuable upon exercise of warrants to purchase ordinary shares outstanding as of September 30, 2022, with a weighted average price of $            per share;

•        ordinary shares issuable upon the exercise of options to directors, employees and consultants under our 2016 Share Award Plan outstanding as September 30, 2022, at a weighted average exercise price of $            , of which            were vested as of such date; and

•        ordinary shares reserved for future issuance under our 2016 Share Award Plan.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and the pro forma as adjusted net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma as adjusted net tangible book value per ordinary share.

As of September 30, 2022, we had a historical net tangible book value of $            million, or $            per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding on September 30, 2022.

Our pro forma net tangible book value as of September 30, 2022 was $            million, or $            per ordinary share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding as of September 30, 2022 after giving effect to the conversion of all of our outstanding redeemable convertible preferred shares as of September 30, 2022 into an aggregate of            ordinary shares assuming an initial public offering price per share of $            , the midpoint of the price range set forth on the cover of this prospectus.

After giving further effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at September 30, 2022 would have been $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to existing shareholders and immediate dilution of $            per ordinary share to new investors. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and pro forma as adjusted net tangible book value per ordinary share immediately after the completion of this offering.

The following table illustrates this dilution per ordinary share:

Assumed public offering price per ordinary share		$
Historical net tangible book value per ordinary share as of September 30, 2022	$
Pro forma net tangible book value per ordinary share as of September 30, 2022	$
Increase in net tangible book value per ordinary share attributable to new investors	$
Pro forma as adjusted net tangible book value per ordinary share after this offering		$
Dilution per ordinary share to new investors		$
Percentage of dilution in net tangible book value per ordinary share for new investors

The pro forma and pro forma as adjusted information is illustrative only and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2022 after this offering by approximately $            per ordinary share, and would increase (decrease) dilution to investors in this offering by $            per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase (decrease) of 1.0 million in the number of ordinary shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2022 after this offering by approximately $            per ordinary share, and would decrease (increase) dilution to investors in this offering by approximately $            per ordinary share, assuming the assumed initial public offering price per ordinary share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriter exercises in full their option to purchase additional ordinary shares, the pro forma as adjusted net tangible book value will increase to $            per ordinary share, representing an immediate increase in pro forma as adjusted net tangible book value to existing shareholders of $            per ordinary share and an immediate dilution of $            per ordinary share to new investors participating in this offering.

The following table shows, as of September 30, 2022, on a pro forma as adjusted basis, the number of ordinary shares purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing ordinary shares in this offering at an assumed initial public offering price of $            per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent

Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100.0%		$100%	$

To the extent any of our outstanding options are exercised, there will be further dilution to new investors. If the underwriters exercise their option to purchase additional ordinary shares from us in full:

•        the percentage of ordinary shares held by existing shareholders will decrease to approximately       % of the total number of our ordinary shares outstanding after this offering; and

•        the number of ordinary shares held by new investors will increase to approximately       % of the total number of our ordinary shares outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by approximately $            million, $            million and $            , respectively, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million ordinary share increase (decrease) in the number of ordinary shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by approximately $            million, $            million and $            , respectively, assuming the assumed initial public offering price of $            per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations based on            ordinary shares outstanding as of September 30, 2022, which includes the conversion of all of our outstanding redeemable convertible preferred shares into an aggregate of            ordinary shares assuming an initial public offering price per share of $            , the midpoint of the price range set forth on the cover of this prospectus, as if such conversion had occurred on September 30, 2022, and excludes the following:

•        ordinary shares issuable upon exercise of warrants to purchase ordinary shares outstanding as of September 30, 2022, with a weighted average price of per share; ordinary shares issuable upon the exercise of options to directors, employees and consultants under our 2016 Share Award Plan outstanding as of September 30, 2022, at a weighted average exercise price of $ , of which were vested as of such date; and

•        ordinary shares reserved for future issuance under our 2016 Share Award Plan.

To the extent that outstanding options or warrants are exercised, new options or warrants are issued or we issue additional ordinary shares in the future, there will be further dilution to new investors. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized terms used in this section of the prospectus and not defined in this section of the prospectus have the respective meanings given to those terms as defined and included elsewhere in this prospectus. Terms specifically defined in this section have such meanings for purposes of this section of this prospectus.

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of Gauzy and Vision Lite adjusted to give effect to the Business Combination and related transactions and has been prepared for informational purposes only.

On February 7, 2021, we entered into a share purchase agreement with the shareholders of Vision Lite, or the Sellers, as amended on July 27, 2021, January 16, 2022 and March 28, 2022, for the acquisition of Vision Lite, or the Business Combination. The Business Combination closed on January 26, 2022, or the Closing Date. As consideration, an amount of $9.4 million (€8.4 million) was paid in cash to the Sellers, $9.4 million (€8.4 million) was paid to the escrow agent at closing and released to the Sellers on April 12, 2022, $3.4 million (€3.0 million) was paid to the Sellers on April 28, 2022 and May 11, 2022. In addition, on May 4, 2022, $1.3 million (€1.2 million) of the consideration was paid into and is currently held in escrow for the purposes of providing indemnification for claims of breach of representations by the Sellers. The escrow amount is to be held in escrow for a period of up to 2 years from the closing, and thereafter released less any amounts earlier released to us due to breaches and amounts in respects of claims, which, regarding the later, shall continue to be held in escrow and only released upon and in accordance with the determination of such claim. In addition, $12.9 million (€11.4 million) was used to pay off the remainder of Vision Lite’s loans.

We also entered into an earn out agreement with the sellers. The earn out agreement requires the Company to pay the Sellers amounts ranging between $0 million and $6.7 million (€6.0 million), conditional on the annual revenues targets for the calendar years 2022 and 2023. The fair value of the contingent consideration is $3.8 million (see note 4D below), or the Closing Consideration.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2021 combines the audited historical balance sheet of Vision Lite as of December 31, 2021, as adjusted with our audited historical balance sheet as of December 31, 2021, giving effect to the Business Combination, and related financing transactions, as if they had been consummated as of that date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 gives effect to the Business Combination, and related financing transactions, as if they had been completed on January 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information herein has been prepared to illustrate the effects of the Business Combination in accordance with accounting principles generally accepted in U.S. GAAP and pursuant to Article 11 of Regulation S-X. Information regarding these pro forma adjustments is subject to risks and uncertainties that could cause actual results to differ materially from those presented in the unaudited pro forma condensed consolidated financial information herein.

In our opinion, all adjustments necessary to reflect the effects of the Business Combination as described above have been included and are based upon currently available information and assumptions that the Company believes are reasonable as of the date of the prospectus; however, such adjustments are subject to change. Any of the factors underlying these estimates and assumptions may change or prove to be materially different than expected.

The following unaudited pro forma condensed consolidated financial information and related notes present our historical financial information and that of Vision Lite, adjusted to give pro forma effect to events that are (i) directly attributable to the acquisition and (ii) factually supportable. The unaudited pro forma condensed consolidated financial information should be read in conjunction with our and Vision Lite’s separate audited consolidated financial statements, and our separate unaudited condensed consolidated financial statements and the related respective notes, included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial statements do not necessarily our financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of us. Additionally, the unaudited pro forma condensed combined financial statements do not give effect to revenue synergies, operating efficiencies or cost savings that may be achieved with respect to the Business Combination.

The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

GAUZY LTD.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
December 31, 2021
(USD in thousands)

	As of December 31, 2021
	Gauzy (Historical, U.S. GAAP)	Vision Lite (Historical, U.S. GAAP)	Presentation Adjustments (A)	Other Financing- Related Transaction Adjustments		Transaction Accounting Adjustments		Pro Forma Combined
Cash and cash equivalents	$1,763	1,394		22,953	B	(12,741)	D	6,126
				20,000	C	(23,604)	D
				(3,639)	G
Restricted cash	98	—		—		—		98
Trade receivables, net	1,549	6,853		—		—		8,402
Inventories	1,494	7,379		—		—		8,873
Tax receivables	—	4,436		—		—		4,436
Prepaid expenses	—	624	(624)	—		—		—
Employees receivable	—	29	(29)	—		—		—
Other current assets	522	2	653	—		—		1,177
TOTAL CURRENT ASSETS	$5,426	20,717	—	39,314		(36,345)		29,112
Goodwill	—	3,544	—	—		(3,544)	D	24,041
						24,041	D
Intangibles assets, net	337	56	—	—		9,816	D	26,207
						15,998	D
PP&E, net	6,200	10,512	—	—		(9)	D	16,703
Operating lease right of use assets	1,915	7,507	—	—		548	D	9,970
Restricted long term deposits	—	632	(632)	—		—		—
Other non-current assets	244	1,542	632	(154)	B,C	—		2,264
Long term Investment in marketable securities and others	1,299	76	—	—		—		1,375
Long term restricted Investment in marketable securities	1,863	—	—	—		—		1,863
Restricted long term bank deposit	142	—	—	—		—		142
Loan to Acquiree	4,582	—	—	—		(4,582)	E	—
TOTAL NON-CURRENT ASSETS	16,582	23,869	—	(154)		42,268		82,565
TOTAL ASSETS	$22,008	44,586	—	39,160		5,923		111,677
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CAPITAL DEFICIENCY
Trade payables	$2,468	7,813	—	—		—		10,281
Employee related obligations	1,460	5,652		—		—		7,112
Deferred revenues – current	—	474	(474)	—		—		—
Accrued expenses	1,047	—	(1,047)	—		—		—
Other current liabilities	626	516	1,521	907	C	1,108	H	6,256
				630	B
				948	C
Operating lease liabilities – current	666	1,346	—	—		—		2,012

GAUZY LTD.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
December 31, 2021
(USD in thousands)

	As of December 31, 2021
	Gauzy (Historical, U.S. GAAP)	Vision Lite (Historical, U.S. GAAP)	Presentation Adjustments (A)	Other Financing- Related Transaction Adjustments		Transaction Accounting Adjustments		Pro Forma Combined
Financial lease liabilities – current	—	414	—	—		—		414
Short-term borrowings and current maturities of long-term debt	3,694	16,971	4,262	(3,515)	G	(12,741)	D	8,671
Factoring loan	—	4,262	(4,262)	—		—		—
Convertible loans – Current	3,143	—	—	—		—		3,143
Simple agreements for future equity (SAFEs)	3,000	—	—	(3,000)	B	—		—
Liability to issue shares to related party	2,000	—	—	—		—		2,000
Contingent consideration	—	—	—	—		3,823	D	3,823
TOTAL CURRENT LIABILITIES	$18,104	37,448	—	(4,030)		(7,810)		43,712
Long-term debt, net of discount	525	12,073	—	(124)	G	—		30,599
				18,125	C
Loan to Acquiree	—	4,582	—	—		(4,582)	E	—
Employees rights upon retirement		767						767
Operating lease liabilities – non-current	1,276	6,689	—	—		—		7,965
Financial lease liabilities – non-current	—	593	—	—		—		593
Other non-current liabilities	278	1,901	—	—		—		2,179
Warrants on preferred shares	380	—	—	2,972	B	—		3,352
TOTAL LONG-TERM LIABILITIES	2,459	26,605	—	20,973		(4,582)		45,455
TOTAL LIABILITIES	$20,563	64,053	—	16,943		(12,392)		89,167
REDEEMABLE CONVERTIBLE PREFERRED SHARES:	50,668	—	—	19,356	B	—		73,024
				3,000	B
CAPITAL DEFICIENCY:
Ordinary Shares	163	1,758	—	—		(1,758)	F	163
Additional paid-in capital	5,274	169	—	—		(169)	F	5,274
Foreign currency translation reserve	—	(306)	—	—		306	F	—
Accumulated deficit	(54,660)	(21,044)	—	(93)	B	21,044	F	(55,907)
				(46)	C
						(1,108)	H
Total capital deficiency	(49,223)	(19,423)	—	(139)		18,315		(50,470)
Non-Controlling interests	—	(44)	—	—		—		(44)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CAPITAL DEFICIENCY	22,008	44,586	—	39,160		5,923		111,677

GAUZY LTD.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021
(USD in thousands, except per share amounts)

	For the year ended December 31, 2021
	Gauzy (Historical, U.S. GAAP)	Vision Lite (Historical, U.S. GAAP)	Other Financing- Related Transaction Accounting Adjustments		Transaction Accounting Adjustments		Pro Forma Combined
Revenues	$7,312	36,204	—		—		43,516
Cost of revenues	5,289	29,282	—		2,043	AA	36,684
					70	GG
Gross profit	2,023	6,922	—		(2,113)		6,832

Operating expenses:
Research and development expenses, net	8,140	1,964	—		—		10,104
General and administrative expenses	4,447	7,002	—		1,108	EE	12,557
Selling and marketing expenses	3,727	6,152	—		1,110	AA	10,989
Operating Loss	14,291	8,196	—		4,331		26,818
Financial expenses, net	2,790	735	2,084	BB			5,129
			(219)	CC
			139	FF	(400)	DD
Other expenses, net	—	168	—		—		168
Loss before income Tax	17,081	9,099	2,004		3,931		32,115
Income Tax	141	(161)	—		—		(20)
Loss for the period	$17,222	8,938	2,004		3,931		32,095
Net loss group attributable to the shareholders of the Company	17,222	8,914	—		—		32,071
Net loss attributable to non-controlling interest	—	24	—		—		24

Other comprehensive loss, net of tax:
Foreign currency translation	—	(384)	—		(167)	3	(551)
Comprehensive Loss	$17,222	8,554	2,004		3,764		31,544
Comprehensive loss attributable to the shareholders of the Company	—	8,467	—		—		31,457
Comprehensive loss attributable to non-controlling interest	—	87	—		—		87
Basic and diluted loss per share (USD)	$(27.32)	(2.60)	—		—		(50.88)
Weighted average number of shares used in computation of basic and diluted loss per share	630,337	3,431,015	—		—		630,337

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related financing transactions and has been prepared for informational purposes only.

We and Vision Lite did not have any historical relationship prior to the Business Combination other than a loan dated July 27, 2021 for the amount of €4.0 million, which matures on August 20, 2024. The loan accrues a 5% interest rate. Vision Lite secured the loan by pledging a minimum of 35% of Vision Lite share capital to us. The impact of both interest expenses and income is presented under the ‘Financial expense (income), net’ line item. No other material pro forma adjustments were required to eliminate intercompany transactions.

(1) Basis of Preparation

The unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2021 has been prepared in accordance with SEC Regulation S-X Article 11 and by using the acquisition method of accounting in accordance with the business combination accounting guidance set forth in Accounting Standards Codification 805, Business Combinations (“ASC 805”).

The Closing Consideration was recognized in the consolidated pro forma financial statements as assets and liabilities at their fair value and the remainder of the consideration was allocated to goodwill. The fair value of the assets acquired and the liabilities assumed is based on a preliminary purchase price allocation, or PPA, performed by independent valuation experts.

The pro forma adjustments represent management’s estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of revenue synergies, operating efficiencies or cost savings associated with the Business Combination. The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the results of operations in future periods or the results that would have been realized had Gauzy and Vision Lite been a combined company during the period presented.

(2) Accounting policies

The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information are those set out in our audited financial statements as of and for the year ended December 31, 2021. Management performed a comprehensive review of the accounting policies between the two entities. Management is currently not aware of any significant accounting policy differences and has therefore not made any adjustments to the pro forma condensed combined financial information related to any potential differences.

Certain reclassifications are reflected in the pro forma adjustments to align our and Vision Lite’s presentation to a group-wide presentation policy to in the unaudited pro forma condensed combined balance sheet and statements of operations. These reclassifications have no effect on previously reported total assets, total liabilities and shareholders’ equity, or net income of acquiror or acquiree.

(3) Foreign currency adjustments

The functional currency of Vision Lite is the Euro, while its presentation currency is the U.S. Dollar. The historical financial information and pro forma adjustments were translated from the Euro to the U.S. Dollar using the following historical exchange rates:

U.S. Dollars per Euro
Average exchange rate for year ended December 31, 2021	1.18
Period-end exchange rate as of December 31, 2021	1.14
The acquisition date exchange rate (January 26, 2022) was	1.124

Notes to adjustments to unaudited pro forma condensed combined financial information (USD in thousands)

The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

Note (A)

Reclassifications of certain line items (prepaid expenses, employees receivable, other current assets, deferred revenues, accrued expenses, factoring loan) to align the presentation policy of group members to a single group-wide policy.

Note (B)

Reflects the closing of Series D Share Purchase Agreement on January 27, 2022, in which an amount of $25,953 was subscribed for from investors, including an amount of $3,000 received pursuant to a certain SAFE dated August 24, 2021, in return for Series D Preferred Shares and warrant to purchase series D-1 preferred shares.

Allocation of consideration:
	Subscriptions	Transaction costs**	Net of transaction costs
Warrants	2,972	93*	2,972
Preferred shares	19,981	625	19,356
Total	22,953	718

____________

*        Transaction costs for warrants are recognized in the statements of operations

**      Transaction costs related to Round D in the amount of $87 that were incurred in 2021 and deferred as a non-current asset, were treated as issuance costs in this pro forma financial information.

Round D transaction cost that will be paid in 2022 and recognized as accrued expense are $630.

Note (C)

Reflects the first drawdown of $20,000 from a facility agreement entered into January 19, 2022. The facility agreement was used to repay our loan with an Israeli bank and towards the acquisition of Vision Lite.

The lenders also received a ‘phantom warrant’ that entitles them to a cash payment of the higher of $3,000 and the difference between the price per share of series D Preferred Shares in an ‘Exit Event’ and $137 multiplied by the number of Series D Preferred Shares prior to an ‘Exit Event’. Allocation of consideration:

	Cash raised	Transaction costs**	Net of transaction costs
Phantom warrants	907	46*	907
Facility loan	19,093	968	18,125
	20,000	1,014

____________

*        Transaction costs for warrants are recognized in the statements of operations

**      Transaction costs related to the Facility loan in the amount of $67 that were incurred in 2021 and deferred as a non-current asset, were treated as issuance costs in this pro forma financial information.

Facility loan transaction cost that will be paid in 2022 and recognized as accrued expenses in 2021 were $948.

Note (D)	Goodwill recognized on the Business Combination was calculated as follows:

Cash paid	23,604
Cash injected to repay acquiree loan (*)	12,741
Contingent consideration	3,823
Total Consideration	40,168
Acquiree’s net liabilities	(19,423)
Adjustment to reflect cash injected to repay loan (*)	12,741
Acquiree’s legacy Goodwill	(3,544)
Fair value adjustments:
Intangible asset – Technology	9,816
Intangible asset – Customer Relationships	15,998
FV adjustment of PP&E leased under financing leases	(9)
FV adjustment of operating lease ROU assets	548
Goodwill	24,041

____________

*        It is assumed that the amount paid to settle Vision Lite’s loan is similar to the loan’s balance as of the Closing Date. Thus, for the purpose of preparing Pro Forma Condensed Combined Balance Sheet as of December 31, 2021, the loan’s carrying amount as of that date was used.

Note (E)	Reflects elimination of intercompany loan granted to acquiree, see Note 1.
Note (F)	Reflects elimination of Vision Lite’s capital reserves recognized prior to acquisition.
Note (G)	Reflects the repayment of Israeli bank loans using the proceeds from a drawdown from a facility agreement, see Note C.
Note (H)	Acquisition-related costs:
Payment to an investment banker	1,000
Legal fees & Other	108
Total	1,108
Note (AA)

Reflects amortization of acquired technology (under costs of revenues line item) and customer relationships (under selling and marketing expenses line item) intangible assets — it is assumed that the fair value of the acquired intangible assets as of January 1, 2021 is similar to the one on acquisition date.

Note (BB)	Reflects interest expense on facility loan, see Note C.
Note (CC)	Reflects reduction of interest expense on Israeli loan repaid using proceeds from facility loan, see Note G.
Note (DD)

Reflects reduction of interest expense as a result of repayment of a long-term debt by Vision Lite using proceeds from us, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Combination.

Note (EE)	Reflects acquisition-related costs, see Note H.
Note (FF)	Reflects transaction costs of issuing warrants and phantom warrants, see Notes B and C.
Note (GG)	Reflects fair value adjustments of operating and financing leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements including the related notes thereto, beginning on page F-1 of this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We are a fully-integrated light and vision control company, transforming the way we experience our everyday environments. Our cutting-edge nanotechnology and electronics capabilities in light control, and our mechatronics and image analysis technologies in vision control, are revolutionizing mobility and architectural end-markets. We have established distinct leadership positions across these large and high-growth markets, where our technologies are replacing traditional mechanical products, such as shades, blinds and mirrors, with advanced and sustainable solutions offering superior functionality. Our key products include suspended particle device, or SPD, and liquid crystal, or LC, films for smart glass applications, as well as camera monitoring systems, or CMS, and other advanced driver assistance systems, or ADAS, solutions. We have established serial production capabilities, either directly or through sub-contracts, with leading aerospace, automotive and architecture companies including Boeing, Airbus, Honda, Mercedes, Ford, Ferrari, General Motors and Avery Dennison. We benefit from both secular and regulatory tailwinds that are driving the rapid adoption of light and vision control technologies. In addition to our core markets, we believe that our products may have a multitude of tangible applications in other areas such as railway, maritime, specialty vehicle, private security and consumer appliances.

We aim to deliver a full suite of proprietary technologies that offer superior performance attributes by leveraging our differentiated technical capabilities and market insights, a competitive advantage we maintain through our core research and development and innovation organization. We have a comprehensive product offering with multiple complementary light and vision control technologies, enabling us to provide a full range of solutions for light and vision control across diverse markets, applications and geographies. Our vertically integrated in-house production capabilities enable us to offer our products at various stages in the supply chain based on the specific business needs of our customers. For example, we have the capability to simultaneously sell films to glass fabricators, prefabricated stacks to Tier 1 glass manufacturers and, in certain instances, full window systems to original equipment manufacturers, or OEMs.

In light control, our product offerings include smart glass and films that switch from transparent to opaque, controllable dimmable shading, and transparent displays for digital signage and communication. Our light control products allow the user to regulate privacy, solar heat gain, and UV protection. In vision control, we are a leading Tier 1 supplier of ADAS solutions for trucks, buses and coaches, designed to create a safer and more comfortable driving experience. Our unique ADAS offerings remove the need for side- and rear-view mirrors, instead providing the driver with a real-time video display and alerts to reduce blind spots and potential driving hazards.

We enjoy close, collaborative relationships with many OEMs, Tier 1 suppliers, film processors and glass fabricators who rely on our technologies. During the product development process, we customize our solutions to ensure they meet our customers’ requirements and are ultimately certified for production. In aerospace, we are a leading Tier 1 supplier for the commercial airline, business jet and helicopter segments, providing fully-manufactured smart glass and advanced shading solutions directly to our customers. We hold a leading market position in cockpit shading systems for commercial airliners and business jets. We are in serial production for cabin shades, either directly or through sub-contracts, with seven business jet OEMs, including Embraer, HondaJet, Bombardier, Dassault, Gulfstream, Daher and Beechcraft. Furthermore, we have successfully leveraged the technology and mechatronics expertise we have developed as a Tier 1 aerospace supplier to provide additional differentiated products and services to the automotive and architecture markets.

In the automotive and architectural markets, we are a leading Tier 2 supplier of light control technologies. Our unique business model enables automotive and architectural glass fabricators globally to manufacture smart glass that is integrated with our films and electronics. In the automotive segment, OEMs incorporate our technology in glass rooftops, side windows and windshields to replace conventional mechanical sun visors and shades. In the architectural market, we serve all major segments including commercial, retail, residential, healthcare and hospitality for both interior and exterior applications. In the commercial vehicle segment, we are a Tier 1 supplier and one of the market leaders in vision control technologies, including CMS and ADAS systems for the truck, bus and coach market.

We are strategically located in close proximity to our customers. This geographic competitive advantage deepens local customer relationships, enhances commercial innovation, optimizes customer support, shortens supply chains and enables us to deliver our technologies quickly and efficiently around the world. We operate production facilities in Israel, France, Germany and the United States, with sales, marketing and fulfilment centers in 15 locations throughout the globe. We sell our products in over 40 countries through both direct fulfilment and a network of expertly trained and certified distribution channels.

We serve a broad range of end-markets and geographies, enabling us to benefit from a diversified base of revenues. In 2021, Gauzy generated approximately 56% of its revenues in the United States, 18% in Europe, 10% in Israel, and 7% in China, with the remaining 10% generated in other countries across the world, and Vision Lite generated approximately 15% of its revenues in the United States, 43% in France, 31% in other countries in Europe, and 8% in Asia, with the remaining 3% generated in other countries across the world. In the same period, we generated approximately 44% of our revenues in the automotive and commercial vehicle market, 39% in the aerospace market and 17% in the architectural market. We also enjoy a diverse customer base, with no single customer representing more than 12% of our revenue in 2021.

For more information regarding our business and operations, see the section entitled “Business” below.

Business Combination

On February 7, 2021, we entered into a Share Purchase Agreement with the shareholders of Vision Lite, as amended on July 27, 2021, January 16, 2022 and March 28, 2022, for the acquisition of Vision Lite, or the Business Combination. The Business Combination closed on January 26, 2022, or the Closing Date. The consideration for the Business Combination consisted of a consideration of €21 million in cash, the repayment of Vision Lite loans in an amount of approximately €11.4 million and contingent consideration of up to €6 million, contingent on the future revenues of Vision Lite. On the Closing Date, an amount of €8.4 million was paid to the sellers, €8.4 million was paid to the escrow agent (and released to the sellers thereafter on April 12, 2022) and €3 million was paid to the sellers on April 28, 2022 and May 11, 2022, respectively. In addition, on May 5, 2022, €1.2 million of the consideration was paid into and is currently held in escrow for purposes of providing indemnification for claims of breach of representations by the sellers. The escrow amount is to be held in escrow for a period of up to two years from the closing, and thereafter will be released less any amounts earlier released to us due to breaches and amounts in respects of claims, which, regarding the latter, shall continue to be held in escrow and only released upon and in accordance with the determination of such claim. The contingent consideration is split into two payments of up to €3 million each, subject to Vision Lite meeting certain operational milestones. As of the Closing Date, Gauzy became the sole shareholder of Vision Lite.

Key Factors Affecting Our Performance

Driving customer adoption.    The adoption of light and vision control technologies is still in its early stages with significant runway for further penetration, and as a market leader, we believe that are well positioned to capitalize on the accelerating demand and market adoption by leveraging our best-in-class technologies and recent capacity expansions.

Acquiring new customers.    We are a key partner to our large and diversified customer base consisting of glass fabricators, film processors, automobile and aircraft OEMs, airlines and municipalities, among others. As part of our unique business model, we enable the glass industry to manufacture its own smart glass by providing fabricators with materials and technologies to manufacture locally. We have the largest network of glass fabricators worldwide, allowing us to support and grow with our end customers on a global basis and we intend to expand our network to capture further demand and market share over time. We plan to continue to sign new partnerships and win contracts with OEMs and suppliers as they expand their own product lines across the mobility and architecture markets and look for innovative technologies to differentiate their products. While we plan to build on our leadership in CMS technologies for the bus and coach market we are also focused on expanding our ADAS offering for commercial vehicles and believe we have a substantial opportunity with those customers given our ability to adapt our technologies to cater to the additional complexity that such vehicles require. Moreover, we plan to build on our dominant position amongst aircraft OEMs and completion centers to grow our network of airline customers given the increasing flexibility of airlines to exert more influence on cabin design decision-making.

Expanding our product portfolio and markets.    We embrace an entrepreneurial, R&D-centric mind set supported by our well-invested manufacturing platform and dedicated team with significant expertise in material science, mechatronics, image analysis and advanced manufacturing. We will continue to leverage these resources and capitalize on market and customer insights to expand our use cases through new innovative products and value-added features to drive growth. In particular, we emphasize engineering for tomorrow and believe that anticipating customer needs and preferences is an integral part of customer adoption. As a result, our business and engineering personnel become closely acquainted, and develop deep relationships, with our customers. These close customer relationships enable us to identify and forecast the needs of our customers and draw upon our intellectual property portfolio and expertise in technology research and development to create new products and successfully position our portfolio within the ever-changing business environment.

Leveraging our manufacturing and operational capabilities.    In recent years, we have made strategic investments to expand our manufacturing capabilities. We operate as a one-stop-shop and are deeply involved across our product’s value chain, spanning product development and nanoparticle synthesis through lamination and processing, enabling us to more effectively realize opportunities to reduce production costs and react faster to fluctuations in market demand. We believe there is an opportunity for significant margin expansion as we continue to scale our business and benefit from increased capacity utilization and fixed operating leverage. We also expect to benefit from improved purchasing power for our raw materials and components and continued manufacturing efficiencies and productivity initiatives driven by our research and development efforts both on the material science and engineering sides. As an example, we have successfully reduced LC film thickness enabling an approximately 20% reduction in material cost for select products and have also successfully doubled our LC line running speed. We have identified and have begun to implement additional projects that we expect will provide incremental net manufacturing productivity and improved margins in the coming years.

Acquisitions.    We believe we are well-positioned as an acquirer of choice due to our global presence, industry-recognized leadership in innovation, diverse manufacturing network and highly entrepreneurial, multi-cultural team with significant engineering and material science expertise. As a public company, we expect to have the added flexibility of financing future acquisitions through our public currency in addition to other funding sources. We have a proven track record with our successful acquisition and integration of Vision Lite in January 2022 and intend to target opportunities that strengthen our market position, expand our product portfolio, enhance our technologies and extend our manufacturing capabilities, including through vertical integration.

Economic conditions and resulting business trends.    Our results of operations are impacted by the relative strength of the overall economy and its effect on business investment, unemployment, consumer spending behavior, and business and consumer demand. Our customers’ underlying business activities are also linked to the macroeconomic and geopolitical environment.

Components of Operating Results

The period to period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document.

Revenues

We primarily derive revenue mainly from the sale of SPD and LC films for smart glass applications and glass surfaces combined with films.

We expect revenue to increase over time as we expand our customer base. We expect that our revenue will fluctuate from period to period due to new product offerings, varying branding and sales activities, entrance into new end-markets and market segments and evolving policies and regulations in the U.S. and Europe.

Cost of revenues

Cost of revenues mainly consists of raw materials used in the production line for our products, shipping and handling costs, salary of headcount related to production, employee-related expenses and overhead expenses of internal assembly line and service costs. Cost of revenues also consists of royalties to the IIA.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of payroll taxes and other employee benefits, lab expenses, consumable equipment and consulting fees. We receive royalty-bearing grants, which represents participation of the IIA in approved programs for research and development. These grants are recognized as a reduction of research and development expenses as the related costs are incurred.

We expect to continue to invest in research and development to enhance our solutions and offerings to our customers, including hiring additional employees and continuing research and development projects. As a result, we expect that our research and development expenses will continue to increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, facility costs, office space rental costs, patent application and maintenance expenses, external professional service costs, including legal, accounting, audit, finance, business development, investor relations, and human resource services, and other consulting fees.

We expect that our general and administrative expenses will continue to increase in absolute dollars in future periods, primarily due to increased headcount to support anticipated growth in the business and due to incremental costs associated with operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, insurance and professional services.

Sales and marketing expenses

Sales and marketing expenses include employee-related expenses, such as salaries and share-based compensation, expenses relating to outsourced and contracted services, such as subcontractor, advertising and exhibition expenses, public relations and websites costs.

We expect our sales and marketing expenses to increase in absolute dollars as we expand our commercial sales, marketing and business development teams; increase our presence globally; and increase marketing activities to drive awareness and adoption of our products. While these expenses may vary from period to period as a percentage of revenue, we expect these expenses to increase as a percentage of sales in the short term as we continue to grow our commercial organization to drive anticipated growth in the business.

Financial expenses

The finance expenses consisted primarily of change in fair value of investments, warrants and financial liabilities measured at fair value, interest expenses on loans and exchange rate differences expenses.

Income Taxes

Income taxes primarily consist of income taxes from our subsidiaries in Germany as well as in the United States.

Basis of Presentation

We currently conduct our business through one operating segment.

Results of Operations

The period to period comparisons of our results of operations have been prepared using the historical periods included in our consolidated financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document. We have derived this data from our annual consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2021	2020	2022	2021
			Unaudited
	(USD in thousands)
Revenues	7,312	4,741
Cost of revenues	5,289	3,329
Gross profit	2,023	1,412
Operating expenses:
Research and development expenses, net	8,140	5,868
General and administrative expenses	4,447	3,628
Sales and marketing expenses	3,727	2,636

Operating loss	14,291	10,720
Financial expenses	2,790	1,699
Income tax	141	43
Total net and comprehensive loss for the period	17,222	12,462

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Sales increased by approximately $2,571, or 54%, to $7,312 for the year ended December 31, 2021, compared to $4,741 for the year ended December 31, 2020. The increase resulted mainly from an increase in the volume of sales from existing and new customer accounts.

Cost of revenues

Cost of revenues increased by approximately $2.0 million, or 59%, to $5.3 million for the year ended December 31, 2021, compared to $3.3 million for the year ended December 31, 2020. The increase resulted mainly from an increase of $1.8 million in materials costs consist with the higher sales activity, and an increase of $0.7 million in payroll and related expenses primarily due to an increase in salaries and an increase in the number of operational and production employees, off-set by decrease in cost of revenues due to increase in inventories in the amount of $0.7 million.

Research and development expenses

Research and development expenses increased by approximately $2.3 million, or 39%, to $8.1 million for the year ended December 31, 2021, compared to $5.9 million for the year ended December 31, 2020. The increase resulted mainly from increase in materials costs in the amount of $1.4 million and from increase in payroll and related expenses in the amount of $0.7 million primarily due to an increase in salaries and an increase in the number of research and development employees.

General and administrative expenses

General and administrative expenses increased by approximately $0.8 million or 23%, to $4.4 million for the year ended December 31, 2021, compared to approximately $3.6 million for the year ended December 31, 2020. The increase resulted mainly from increase in payroll and related expenses in the amount of $1.5 million offset by a decrease of professional services costs in the amount of $0.5 million.

Sales and marketing expenses

Sale and marketing expenses increased by approximately $1.1 million, or 41%, to $3.7 million for the year ended December 31, 2021, compared to $2.6 million for the year ended December 31, 2020. The increase resulted mainly from increase in payroll and related expenses in the amount of $0.7 million, increase in exhibition and digital marketing expenses in the amount of $0.2 million and from increase in travel expenses in the amount of $0.1 million.

Net loss

Net loss increased by approximately $4.8 million, or 38%, to $17.2 million for the year ended December 31, 2021, compared to $12.4 million for the year ended December 31, 2020. The increase was mainly due in increase in our costs of revenues, research and development expenses, sales and marketing expenses and general and administrative expenses.

Impact of COVID-19

In an effort to halt the outbreak of COVID-19, a number of countries, including Israel and the United States, placed significant restrictions on travel and many businesses announced extended closures. These travel restrictions and business closures have and may in the future adversely impact our operations locally and worldwide. Such restrictions and closures have caused or may cause temporary closures of the facilities of our suppliers, manufacturers and customers.

During 2020, we implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our employees and business took out state-guaranteed loans. In addition, we implemented remote working and workplace protocols for employees in accordance with government requirements and took steps to streamline certain expenses, including temporary reduction of salaries and furloughing employees. The outbreak of COVID-19 pandemic has historically affected our activities in several ways, including COVID-19 related supply chain issues and COVID-19 “stay at home” and travel restrictions which disrupted sales and marketing efforts, production activities and development processes. These factors reduced revenues and cash flows during the year ended December 31, 2020 and 2021. Any future disruption in the operations of our employees, contractors, suppliers, customers, manufacturers or access to customers would likely impact our operating results.

We are continuing to monitor and assess the effects of the COVID-19 pandemic on our operations; however, we cannot at this time accurately predict what effects these conditions will ultimately have on our operations due to uncertainties relating to the evolution of new variants, the duration of the outbreak, effectiveness of vaccinations, and the length of any travel restrictions and business closures that may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our services and impact our operating results.

Liquidity and Capital Resources

Overview

Our capital requirements will depend on many factors, including sales volume, the timing and extent of spending to expand our production capabilities, support research and development efforts, investments in information technology systems, the expansion of sales and marketing activities, increased costs as we continue to hire additional personnel, and market adoption of new and enhanced products and features. For the year ended December 31, 2021 and 2020 and the nine months ended September 30, 2022, we had a net loss of $17.2 million, $12.5 million, and $            respectively. During August and September 2022 we received subscriptions for an additional $15 million of our series D preferred shares, of which $2.95 million was received during October 2022. As of September 30, 2022, our cash, cash equivalents totaled $        million.

To date, our principal sources of liquidity have been proceeds from our private offerings of our convertible securities, proceeds from the issuance of SAFEs and proceeds from loans and credit facilities.

Based on our current business plan, we believe our current cash and cash equivalents and anticipated cash flow from operations, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this prospectus. Even after completion of this offering, we may need to raise additional capital before we can expect to become profitable from sales of our light and vision control products and may raise additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

If we are required to raise additional funds by issuing equity securities, dilution of shareholders may result. Any debt securities issued may also have rights, preferences, and privileges senior to those of holders of our ordinary shares. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing.

We have lease obligations and other contractual obligations and commitments as part of our ordinary course of business. See “Note 9: Operating Leases” to our consolidated financial statements for information about our lease obligations. We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, cash requirements or capital resources.

Capital Expenditures

For the years ended December 31, 2021 and 2020 and the nine months ended September 30, 2022, we made capital expenditures of $1.9 million, $1.3 million and $            million, respectively. These capital expenditures mainly include expenditures related to leasehold improvements and production line and laboratory equipment.

Government Grants

Our research and development efforts were financed, in part, through royalty-bearing grants from the IIA. As of September 30, 2022, we received IIA grants totaling approximately $           million of which approximately $       million of such amount has been repaid.

We are committed to pay royalties to the IIA at a rate of           % to           % on sales proceeds from our products (and know-how and related services) that were developed, in whole or in part, using the IIA grants we received under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual LIBOR, applicable to U.S. dollar deposits. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by SOFR, in June 2023. To our knowledge, as of the date hereof, the IIA has not announced whether it will replace LIBOR with SOFR. While it is not currently possible to determine precisely whether, or to what extent, the replacement of LIBOR with SOFR or a different interest rate would affect us, the implementation of SOFR may increase our obligations to the IIA.

We may in the future apply to receive additional grants from the IIA. However, we cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. A company that receives a grant from the IIA is typically required to pay royalties to the IIA on income generated from products incorporating IIA-funded know-how (including income derived from services associated with such products and from IIA-funded know-how), up to 100% of the U.S. dollar-linked grant amount plus interest.

The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of royalties is required. The restrictions under the Innovation Law, including restrictions on the transfer of IIA-funded know-how, continue to apply even after the repayment of such grants in full.

In general, the Innovation Law requires that the products developed as part of the programs under which the grants were given be manufactured in Israel, unless prior approval is attained from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the manufacturing (in which case only notification is required, however, the IIA has a right to deny such transfer within 30 days following the receipt of such notice)), and in such case, additional royalties will be payable at an increased rate of up to three times the total amount of the grants received, plus interest, depending on the manufacturing volume to be performed outside Israel.

The Innovation Law restricts the ability to transfer IIA-funded know outside of Israel. A transfer for the purpose of the Innovation Law is generally interpreted very broadly and includes, among other things, any sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of IIA-funded know-how. This limitation does not restrict the export of products that incorporate IIA-funded know-how. A transfer of IIA-funded know-how outside of Israel requires prior approval and may be subject to payment of a redemption fee to the IIA, calculated in accordance with a formula provided under the Innovation Law. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest.

Subject to prior approval of the IIA, we may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (however, there may be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the applicable restrictions and obligations towards the IIA (including the restrictions on the transfer of know-how and manufacturing outside of Israel) as a condition to the IIA’s approval.

We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how and/or manufacture products developed with IIA-funded know-how outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of IIA-funded know-how pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. If we fail to satisfy the conditions of the Innovation Law, we may be required to refund the amounts of the grants previously received, together with interest and penalties, and may become subject to criminal charges.

Indebtedness

Israeli Bank Loans

During 2020, we entered into a loan agreement with an Israeli bank in the amount of $0.5 million, or the 2020 Loan. The annual interest rate was Libor + 10.5% and the loan was to be repaid in 30 monthly payments beginning in March 2021. As part of the terms of the loan, we issued to the bank warrants to purchase 892 series C preferred shares at an exercise price of $63 per share and exercisable for 8 years commencing from the date of the loan. In addition, under the terms of the warrant, the holder has the right to receive an alternative payment of $60,000 in lieu of shares in the event of an IPO or certain liquidity events, or if the holder is required under certain circumstances to exercise the warrant.

On October 19, 2021, we entered into an additional loan facility agreement with an Israeli bank, pursuant to which we borrowed an aggregate loan amount of $3 million, which bore interest at a rate of 4.2% per annum, or the 2021 Loan. The 2021 Loan was to be repaid no later than March 31, 2022. As part of the terms of the 2021 Loan, we issued to the bank warrants to purchase 1,310 the most senior class of shares, currently series D preferred shares, at an exercise price of $137.36 per share and exercisable for 8 years commencing from the date of the loan. The 2020 Loan, and 2021 Loan were secured by first ranking floating and fixed charges on substantially all of our tangible and intangible assets including intellectual property as well as first-priority fixed charge on all of our financial assets within our bank account. The loan agreements governing the bank loans contained certain financial covenants, including that we must maintain a minimum aggregate cash balance deposited in the bank of the higher of $0.3 million or 20% from 2021 loan balance and 33% of other existing loans balances; Furthermore, according to the agreements governing the bank loans, we granted the bank a first-ranking fixed charge on 1,083,383 of RFI’s shares held by us, to secure the outstanding loans balance. As of December 31, 2021, the restricted amount from our marketable securities was $1.9 million.

In January 2022, the bank loans were repaid in full following the signing of the Facility Agreement, described below. Following the signing of the Facility Agreement, inter alia, the commitments under the Company’s loans with an Israeli bank in an amount of $3.7 million were repaid except for: (i) the three outstanding warrants issued to the bank; (ii) a loan agreement dated May 13, 2020, pursuant to which the Company borrowed an aggregate loan amount of NIS 2.1 million; (iii) a pledge dated January 23, 2018 registered on February 2, 2018 and a pledge dated May 13, 2020 registered on June 8, 2020, and (iv) a fee to be paid to the bank in case of an exit event.

Convertible Loan Agreements

During the first quarter of 2020, we entered into convertible loan agreements, or the 2020 Convertible Loan Agreements, with three lenders, or the CLA Lenders, pursuant to which the CLA Lenders agreed to loan us a sum of $2.55 million, or the Loan Amount. The 2020 Convertible Loan Agreements were issued with accompanying warrants to purchase series C shares and bear 10% annual interest and matured on July 31, 2021. If the Loan Amount is repaid or converted prior to the Maturity Date, the interest will be calculated as of the Maturity Date and not the actual repayment or conversion date. During January 2021, one of the CLA Lenders converted its 2020 Convertible Loan Agreement into 3,419 series C preferred shares, for an amount of $230,000 including accrued interest. As a result of the 2020 Convertible Loan Agreement having converted into series C preferred shares in January 2021, its warrants expired according to its terms.

In October 2021, we entered into an amendment to the 2020 Convertible Loan Agreements whereby the two remaining CLA Lenders under such 2020 Convertible Loan Agreements agreed to amend the 2020 Convertible Loan Agreements such that: (i) the maturity date was extended to July 31, 2022, (ii) the interest on the loan should be accrued and be compounded on a quarterly basis commencing August 1, 2021, (iii) repayment of the loan shall only occur upon 60 days’ prior written notice by the Company to the CLA Lenders, (iv) to the extent we are unable to repay the loan by the amended maturity date, the CLA Lenders shall agree to a further extension, and (v) the amendment shall take effect from July 15, 2021. As of December 31, 2021, the remaining balance of the 2020 Convertible Loan Agreements (including the accrued interest) is convertible into 42,185 series C preferred shares.

In January 2022, the two remaining CLA Lenders agreed with the lenders under the Facility Agreement that the rights of the CLA Lenders are subordinated in favor of the lenders under the Facility Agreement, including not having any rights to receive or to demand any payments under the 2020 Convertible Loan Agreements (other than conversion into shares) until the obligations under the Facility Agreement have been discharged in full.

We are currently negotiating an additional amendment to the 2020 Convertible Loan Agreement, among other things, to further extend the maturity date.

During March 2020, we entered into an additional convertible loan agreement, or the Subsequent 2020 Convertible Loan Agreement, with a lender (pursuant to which the lender agreed to loan us a sum of $3 million). The Subsequent 2020 Convertible Loan Agreement was issued with warrants to purchase preferred C shares and bore 8% annual interest with a maturity date of March 25, 2022. In September 2020, as a result of a Qualified Financing, the lender converted the Subsequent Loan Amount into 49,426 series C preferred shares, out of which 46,810 series C preferred shares were issued in September 2020 and 2,616 Series C preferred shares, were issued in April 2021. As a result of the Subsequent 2020 Convertible Loan Agreement having converted into series C preferred shares in September 2020, its warrants expired according to their terms.

Credit Facility

On January 19, 2022, we entered into a facility agreement with certain credit funds for a loan facility in the aggregate amount of up to $30 million, or the Facility and the Facility Agreement, respectively. Subsequent to entering into the Facility Agreement, on January 26, 2022, we drew down an amount of $20 million, or the First Loan, which was used to repay our bank loans with an Israeli bank, and towards the acquisition of Vision Lite.

The Facility Agreement was amended by a First Amendment on April 25, 2022, under which Vision Lite acceded to the Facility Agreement as an additional borrower, and assumed 25% of the first loan ($5 million) and 25% of the unutilized amount of the Facility ($2.5 million), against repayment of a corresponding amount owed by it to by us under inter-company loans. The Facility was thereafter fully utilized on April 25, 2022 by the drawdown of loans by each of the Company and Vision Lite (aggregated into a loan in an amount of $22.5 million (75%) owed by us, and a loan in an amount of $7.5 million owed by Vision Lite (25%)), or the Facility Loans.

The credit funds also received a “phantom warrant” under the terms of the Facility Agreement which entitles them to a cash payment (allocated proportionately among the Company (75%) and Vision Lite (25%)) equal, in the aggregate, to the higher of (i) $3 million; or (ii) the difference between the price per share (PPS) of a series D preferred share in an “Exit Event” (based on our valuation, as reflected in the terms of the Exit Event as defined below), and the preferred D shares PPS of $137.36, multiplied by 39,314 series D preferred shares (or such number of ordinary shares into which such shares shall have been converted, on or prior to such Exit Event, in accordance with their terms). Notwithstanding the foregoing, if the Exit Event which triggers the payment under the phantom warrant is the transfer of less than 50% of the share capital of us, then the credit funds shall only be entitled to a portion of the phantom warrant payment; and the remaining portion shall be reserved and remain subject to the provisions of the “phantom warrant”.

An “Exit Event” for this purpose is (a) transfer of 25% or more of the outstanding share capital of us; (b) any transaction, or a series of transactions, where the Company transfers all, or substantially all of its business, assets and operations to any person, other than a transfer to any corporation which is controlled by the Company; (c) any transaction, or a series of transactions which results in a change of control; (d) an IPO of our shares or listing of our shares for trade on any stock exchange or regulated market (including any merger with a SPAC).

If no Exit Event (or if only an Exit Event entitling for a partial payment under the “phantom warrant”) occurs until December 30, 2025, the credit funds are entitled during a period ending on December 30, 2035, on demand, to a cash payment under the “phantom warrant” of $3 million (or the remaining portion thereof).

If the Exit Event is an IPO or a transaction in which our shareholders receive consideration in the form of shares of another entity, the credit funds are entitled to elect to receive the payment under the phantom warrant in listed shares of us or the shares of such other entity, in lieu of a cash payment (and as discharge of the “phantom warrant”).

The Facility Loans are secured by a guarantee of the Company and of the obligations of Vision Lite and by certain charges and pledges granted by each of the Company and Vision Lite over their assets to secure their respective obligations under the Facility Agreement (including, but not limited to, pledges over the shares of our subsidiaries, including the shares of the Target).

We are required to (1) utilize amounts received by us as proceeds from an IPO or a merger transaction with a SPAC or as indemnities or compensation pursuant to the terms and conditions of the Share Purchase Agreement with Vision Lite (other than such indemnities and compensations that do not amount, in the aggregate with any such previous amounts of indemnities and compensations, to $1 million), unless amounts equal to the amounts of such indemnities or compensations are invested in or loaned to Vision Lite, for prepayment; and (2) prepay the Facility Loans upon any “Change of Control” (being an event in which a person gains ownership of (a) more than 50% of the Company; (b) the right to appoint a majority of the Board Of Directors of the Company).

We are subject to certain financial covenants provided under the Facility Agreement including that we must maintain at all times an unrestricted cash balance of at least $1.5 million; we must procure additional funding in an amount of $10 million for each of the years 2022 and 2023 (in equity or debt, provided that such debt is subordinated to the loans under the Facility Agreement) following the effective date of the Facility Agreement; we and our subsidiaries may not incur any debt other than permitted debt, which includes: (i) existing debt; (ii) ordinary course trade debt; (iii) unsecured financial debt in the ordinary course of business, with respect to us — up to NIS 850,000 and for Vision Lite — up to EUR 750,000; and (iv) indebtedness of members of Vision Lite in respect of factoring or sale of accounts receivables — up to EUR 4 million (to be updated on a calendar quarterly basis, in accordance with changes to the revenues of Vision Lite) but in any event not more than the lower of 65% of the revenues of Vision Lite in the immediately preceding quarter and EUR 6 million; and we may not pledge our assets, other than permitted security, which includes: (i) security existing at closing; and (ii) ordinary course liens and pledges.

Paycheck Protection Program Loan

We applied for loans being administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020, or the CARES Act, to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. In May 2020, we received a $0.1 million loan from the U.S. government under the Paycheck Protection Program, or PPP. We applied for and were granted loan forgiveness in June 2022 by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government. In addition, in May 2020, we entered into a bank loan in the amount of $0.5 million under an Israeli government established state-guaranteed loan plan for the financial support of businesses following the outbreak of the COVID-19 pandemic. The loan has a maturity date of May 20, 2025 and bears annual interest of prime plus 1.5% that is payable by us beginning from the second year of the loan.

Cash Flows

The table below shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2021	2020	2022	2021
	(USD )
Cash at beginning of the period	7,921	562
Net cash used in operating activities	(12,628)	(10,638)
Net cash used in investing activities	(6,387)	(855)
Net cash provided by financing activities	12,933	18,826
Net increase in cash and cash equivalents	(6,082)	7,333
Effects of exchange rate changes on cash and restricted cash	22	26
Cash at the end of the period	1,861	7,921

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net cash used in operating activities

Net cash used in operating activities increased by approximately $2.0 million, or 19%, to approximately $12.6 million for the year ended December 31, 2021, compared to approximately $10.6 million for the year ended December 31, 2020. This increase was mainly from an increase of $4.8 million in the loss for the year, an increase of $1.6 million in the unrealized losses on marketable securities, a change of $1.6 million in trade payables, an increase of $1.0 million in share-based compensation expenses, off-set by change of $1.1 million in operating lease liabilities, and change of 0.5 million in non-cash financial expenses.

Net cash used in investing activities

Net cash used in investing activities increased by $5.5 million or 647%, to approximately $6.4 million for the year ended December 31, 2021, compared to $0.85 million for the year ended December 31, 2020. This increase was mainly due to an increase of $4.6 million in loans to Vision Systems, an increase of $0.5 million from purchases of property, plant, and equipment and a decrease of $0.4 million in proceeds from sales and maturity of marketable securities.

Net cash used in financing activities

Net cash provided by financing activities decreased by $5.9 million, or 31%, to approximately $13.0 million for the year ended December 31, 2021, compared to $18.9 million for the year ended December 31, 2020. This decrease was mainly due to a decrease of proceeds from the issuance of redeemable convertible preferred shares in the amount of $5.9 million, a decrease in proceeds from issuance of convertible loans in the amount of $5.55 million, off-set by an increase in proceeds from the issuance of SAFEs in the amount of $2.1 million, an increase in proceeds from loans and issuance of warrants in the amount of $1.9 million, and an increase in proceeds from liability for future equity in the amount of $1.7 million.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates. Please see Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

Share-Based Compensation

We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards. We elected to recognize share-based compensation costs on a straight-line method for awards. Forfeitures are accounted for as they occur. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The application of the Black-Scholes model utilizes significant assumptions, including the underlying share price (see the section titled “Convertible Instruments” below) and volatility. Significant judgment is required in determining the expected volatility of our ordinary share. Due to lack of tradability of our ordinary shares, we determined expected volatility based on a peer group of publicly traded companies. Increases (decreases) in the assumptions result in a directionally similar impact to the fair value of the option award.

Convertible Instruments

Financial instruments convertible to preferred shares are recorded as liabilities measured at their fair value and remeasured on each reporting date with changes in estimated fair value in the consolidated statement of operations and comprehensive loss.

The critical accounting estimates for the valuation of these instruments were (a) fair value of the underlying preferred shares and (b) volatility-based on peer companies’ volatility. The fair value of our preferred shares was determined based on various objective and subjective factors. These factors included, but are not limited to: (i) contemporaneous third-party valuations of ordinary shares which indicated the rights, preferences, and privileges of preferred shares relative to ordinary shares including a waterfall allocation which depicted fair value of ordinary shares and preferred shares; (ii) recent preferred share financing rounds, and (iii) the likelihood of an IPO scenario or liquidation events.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of financial risks, which result from our financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on our financial performance and position. Our main financial instruments are our cash and other receivables, trade and other payables. The main purpose of these financial instruments is to raise finance for our operations. We actively measure, monitor and manage our financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from our financial instruments are mainly credit risk and currency risk. The risk management policies employed by us to manage these risks are discussed below.

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. We closely monitor the activities of our counterparties and control the access to our intellectual property which enables it to ensure the prompt collection. Our main financial assets are cash as well as trade receivables and other receivables and represent our maximum exposure to credit risk in connection with our financial assets. Wherever possible and commercially practical, we hold cash with major financial institutions in Israel.

Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not our functional currency. We are exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS, as the majority of our expenses are denominated in NIS. As most of our revenues are USD derived, the USD is our functional currency. Our policy is not to enter into any currency hedging transactions.

Liquidity risks

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability, but it can also increase the risk of loss. We have procedures to minimize such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. As of December 31, 2021, we have accumulated losses of approximately $54.6 million.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•        a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•        to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

•        an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•        an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

BUSINESS

Our Company

We are a fully-integrated light and vision control company, transforming the way we experience our everyday environments. Our cutting-edge nanotechnology and electronics capabilities in light control, and our mechatronics and image analysis technologies in vision control, are revolutionizing mobility and architectural end-markets. We have established distinct leadership positions across these large and high-growth markets, where our technologies are replacing traditional mechanical products, such as shades, blinds and mirrors, with advanced and sustainable solutions offering superior functionality. Our key products include suspended particle device, or SPD, and liquid crystal, or LC, films for smart glass applications, as well as camera monitoring systems, or CMS, and other advanced driver assistance systems, or ADAS, solutions. We have established serial production capabilities, either directly or through sub-contracts, with leading aerospace, automotive and architecture companies including Boeing, Airbus, Honda, Mercedes, Ford, Ferrari, General Motors and Avery Dennison. We benefit from both secular and regulatory tailwinds that are driving the rapid adoption of light and vision control technologies. In addition to our core markets, we believe that our products may have a multitude of tangible applications in other areas such as railway, maritime, specialty vehicle, private security and consumer appliances.

We aim to deliver a full suite of proprietary technologies that offer superior performance attributes by leveraging our differentiated technical capabilities and market insights, a competitive advantage we maintain through our core research and development and innovation organization. We have a comprehensive product offering with multiple complementary light and vision control technologies, enabling us to provide a full range of solutions for light and vision control across diverse markets, applications and geographies. Our vertically integrated in-house production capabilities enable us to offer our products at various stages in the supply chain based on the specific business needs of our customers. For example, we have the capability to simultaneously sell films to glass fabricators, prefabricated stacks to Tier 1 glass manufacturers and, in certain instances, full window systems to original equipment manufacturers, or OEMs.

In light control, our product offerings include smart glass and films that switch from transparent to opaque, controllable dimmable shading, and transparent displays for digital signage and communication. Our light control products allow the user to regulate privacy, solar heat gain, and UV protection. In vision control, we are a leading

Tier 1 supplier of ADAS solutions for trucks, buses and coaches, designed to create a safer and more comfortable driving experience. Our unique ADAS offerings remove the need for side- and rear-view mirrors, instead providing the driver with a real-time video display and alerts to reduce blind spots and potential driving hazards.

We enjoy close, collaborative relationships with many OEMs, Tier 1 suppliers, film processors and glass fabricators who rely on our technologies. During the product development process, we customize our solutions to ensure they meet our customers’ requirements and are ultimately certified for production. In aerospace, we are a leading Tier 1 supplier for the commercial airline, business jet and helicopter segments, providing fully-manufactured smart glass and advanced shading solutions directly to our customers. We hold a leading market position in cockpit shading systems for commercial airliners and business jets. We are in serial production for cabin shades, either directly or through sub-contracts, with seven business jet OEMs, including Embraer, HondaJet, Bombardier, Dassault, Gulfstream, Daher and Beechcraft. Furthermore, we have successfully leveraged the technology and mechatronics expertise we have developed as a Tier 1 aerospace supplier to provide additional differentiated products and services to the automotive and architecture markets.

In the automotive and architectural markets, we are a leading Tier 2 supplier of light control technologies. Our unique business model enables automotive and architectural glass fabricators globally to manufacture smart glass that is integrated with our films and electronics. In the automotive segment, OEMs incorporate our technology in glass rooftops, side windows and windshields to replace conventional mechanical sun visors and shades. In the architectural market, we serve all major segments including commercial, retail, residential, healthcare and hospitality for both interior and exterior applications. In the commercial vehicle segment, we are a Tier 1 supplier and one of the market leaders in vision control technologies, including CMS and ADAS systems for the truck, bus and coach market.

We are strategically located in close proximity to our customers. This geographic competitive advantage deepens local customer relationships, enhances commercial innovation, optimizes customer support, shortens supply chains and enables us to deliver our technologies quickly and efficiently around the world. We operate production facilities in Israel, France, Germany and the United States, with sales, marketing and fulfilment centers in 15 locations throughout the globe. We sell our products in over 40 countries through both direct fulfilment and a network of expertly trained and certified distribution channels.

We serve a broad range of end-markets and geographies, enabling us to benefit from a diversified base of revenues. In 2021, Gauzy generated approximately 56% of its revenues in the United States, 18% in Europe, 10% in Israel, and 7% in China, with the remaining 10% generated in other countries across the world, and Vision Lite generated approximately 15% of its revenues in the United States, 43% in France, 31% in other countries in Europe, and 8% in Asia, with the remaining 3% generated in other countries across the world. In the same period, we generated approximately 44% of our revenues in the automotive and commercial vehicle market, 39% in the aerospace market and 17% in the architectural market. We also enjoy a diverse customer base, with no single customer representing more than 12% of our revenue in 2021.

Industry Overview and Market Potential

We operate in the light and vision control markets, and the history of our company’s involvement in these markets is linked by a common focus on controlling user interaction and experience with everyday environments, specifically within mobility and architectural applications. As an example, our dimmable smart glass technologies are used to control both the amount and type of light passing through automotive rooftops. This enables an enhanced and customized mobility experience for both drivers and passengers. Similarly, our innovative CMS technology builds on our foundation of advanced mirror expertise, a form of light control, and enables a safer and more comfortable driver experience.

Light Control

Advanced light control technologies are transforming many industries, including architectural and mobility markets, by replacing traditional mechanical products such as standard glass windows and sun visors with smart glass solutions. These technologies create countless user benefits, including a reduction in carbon emissions and improved public safety. By actively controlling the light that is transmitted through a transparent substrate, such as glass, light control technologies give traditionally passive materials dynamic and multi-purpose functionality. By allowing a surface to appear transparent, translucent or opaque on-command, light control technologies balance the benefits of natural light with the need for privacy and energy efficiency. Light control technologies can be integrated into windows, partitions and other transparent surfaces in a wide range of end-market applications.

The market potential for integrated advanced light control products continues to grow as more material applications develop. According to a recent report, the global smart glass market size is expected to reach $            by            and to grow at a CAGR of            % from            , driven primarily by the architecture and mobility markets.

Architectural applications are poised to represent a significant growth opportunity as light control technologies are increasingly integrated into new building construction in windows, skylights and partitions. Approximately 80% of flat glass produced globally has been historically used in building and construction applications. Adoption of smart glass in architectural application is expected to be driven by the need for on-demand privacy and solar heat control in both new buildings and retrofits within the residential and commercial segments.

In the automotive market, we expect to continue to benefit from the increasing adoption of light control technologies in applications such as glass rooftops, side windows and windshields. In windshields for example, our technologies replace sun visors and can enhance the performance of head-up-displays, or HUDs, by controlling contrast in varying lighting conditions. We are well-established in this space and are working with many traditional and emerging OEMs and Tier 1 suppliers to incorporate our light control technologies into their products. For example, many electric vehicles on the market today feature glass panoramic rooftops without mechanical shading in order to increase head room, as the vehicles’ batteries typically occupy additional space underneath the passenger compartment. Gauzy technologies are being embedded in these rooftops by various OEMs as a preferred solution to control light and heat, also helping to save energy and extend the driving range per charge.

From a policy perspective, both the United States and the European Union are working to promote the development of environmentally sustainable technologies. Just recently, the U.S. Federal Government passed the Inflation Reduction Act of 2022, which includes provisions from the Dynamic Glass Act that extend meaningful investment tax credits to electrically-controlled variable tint materials. The passing of these provisions is expected to further accelerate the adoption of light control technologies within architectural markets. In the EU, at least 30% of the NextGenerationEU Recovery Plan, which was added to the EU’s 2021-2027 long term budget, has been earmarked for tackling climate change and supporting environmentally-friendly projects.

Advanced light control technologies can generally be classified into two basic types: (1) “passive” technologies, where the change in glass transparency is a reaction to ambient conditions such as heat or light in the surrounding environment, and (2) “active” technologies which are controlled by the user when an electrical current is applied.

The two main types of passive light control technologies are photochromic and thermochromic. They are primarily based on thin film dyes whose molecular structure changes in response to a change in the level of UV radiation or heat, causing the glass to block the passage of light. Photochromic technologies are primarily used in eyeglasses and are not considered to have broader commercial applications for smart glass solutions due to their slow response time and poor functionality at the high and low ends of the temperature range. Photochromic glass also performs poorly in vehicles or other enclosed settings where existing glass blocks incoming UV light, which is required for photochromic glass to operate.

Thermochromic technologies on the other hand, have been adapted for smart glass solutions and there are a number of companies that currently offer thermochromic “smart” glass products. Thermochromic glass reacts to heat from direct sunlight, thus the more intense the sunlight, the darker the glass becomes. When the UV rays from the sun hits the surface of thermochromic glass, it is able to partially block both UV and infrared light, and depending on the position of the sun, the glass self-tints to block excessive heat when the sun is hottest (i.e., at its highest position in the sky). The main limitation of thermochromic glass is that it cannot be actively controlled and has a relatively slow response time that is directly proportional to the increase or decrease in sun or heat.

Since passive technologies cannot be controlled by the user, their application in a “smart” setting is limited. Active light control technologies, on the other hand, enable user control over the state of the glass. This control can be achieved manually or automatically via control panels, mobile phones, tablets and other smart devices and systems.

The three main types of active light control technologies, which we are most focused on, are LC technologies, SPD technologies and electrochromic technologies.

Liquid Crystal (LC) Technologies

LC technologies, including PDLC, sematic liquid crystal and cholesteric liquid crystal, are activated when an electrical current is applied to the material. This current causes the normally randomly aligned liquid crystal molecules to become oriented in such a way as to disperse light or allow light to pass through, thereby causing the material to change from opaque to transparent. This technology requires a constant power supply to maintain a transparent state. When in a powered state, the material is clear, allowing for full transparency; when unpowered, the material is completely opaque. Liquid crystal technologies in light control applications are commonly used when there is a need to control visible light for privacy, necessitating a fast response time. LC technologies can also enable glass to change the apparent color of light for an aesthetically-customizable environment.

Suspended Particle Device (SPD) Technologies

© AdobeStock– for illustrative purposes only

TOP: SPD Building Façade; Bottom: SPD Sunroof from ON to OFF in various dimming stages

SPD is an active light control technology in which an electromagnetic field is applied to the material in order to effect a change from opaque to transparent by realigning nanoparticles contained within a transparent medium. SPD regulates the amount of light and glare passing through a transparent aperture. The level of tint is adjustable and the SPD itself has a very wide dynamic range (i.e., SPD can block up to 99% of the total light transmission in an ‘off’ state). A continuous electrical current is required in order to maintain a desired transparency. SPD can be applied on a variety of surfaces including glass and other substrates such as polycarbonate. It is particularly suited in applications where there is a need for gradual light control, near to total black out shading and fail-to-dark functionality.

Electrochromic (EC) Technologies

Electrochromic technology is an active light control technology that consists of a flat glass coat that includes multiple layers of metal oxide. The coated glass is fabricated into an insulated glass unit, or IGU, which can be tinted or cleared through the application of an electrical current. EC is used in flat glass applications, such as aircraft windows and commercial buildings.

Vision Control

Advanced vision control technologies, such as CMS and ADAS, are revolutionizing the commercial vehicle market by optimizing visibility to enhance the driver experience and improve safety. By monitoring and analyzing the spaces around trucks, buses and coaches, advanced vision control technologies eliminate blind spots and glare to offer a wider field of vision than a traditional side-view and rear-view mirror system and provide clearer images of external conditions. When advanced vision control technologies are installed as original equipment or retrofitted onto existing commercial vehicles, potential driving hazards, accidents and injuries are reduced by creating a safer environment for both the operator and other road users.

Current trends in the commercial and public transportation markets increasingly favor the adoption of advanced safety features and driver assistance technologies. This trend is being supported by operators’ desire to reduce costs and improve the driver experience, as well as the accelerating adoption of regulatory frameworks to enhance public safety in the EU and U.S. The growing trend of electrification of commercial vehicles is also increasing the demand for compact camera-based vision systems. Due to the increased cost of a commercial electric vehicle, operators have a strong incentive to utilize camera-based vision systems and other driver assistance technologies to protect their fleets, reduce vehicle downtime and improve safety.

The push for safer commercial transportation is driving manufacturers to integrate new, advanced technologies into their vehicle development pipelines in order to deliver improved safety features that are only possible with CMS and ADAS technologies. For instance, the EU is mandating new regulations that require buses, coaches and trucks to incorporate ADAS technologies and warning systems to help prevent collisions with pedestrians, cyclists and other VRUs.              projects that             % of all new buses and coaches manufactured in              will have ADAS capabilities, with the truck market to follow by              due to superior maintenance, safety and cost attributes.

Our technologies aim to deliver important environmental and social benefits to our customers and are well-aligned with industry trends. Our products eliminate the need for mechanical mirrors and deliver critical financial benefits. For example, CMS technologies have been shown to reduce the maintenance and downtime costs related to bus accidents by 40% over an 18-month period, and can deliver improvements in fuel economy of up to 4%, as traditional wing mirrors add to aerodynamic drag. As such, operators’ investments in advanced CMS systems typically carry a rapid payback period of two to three years while reducing total cost of ownership.

We believe that replacing traditional side-view mirrors with smart, adaptive cameras is a trend that will accelerate in the future. In December 2021, the City of London made the decision to aim to retrofit a majority of its public transportation fleet with CMS technologies and is currently evaluating which vehicles in the London bus fleet are suitable for retrofitting CMS. We anticipate a substantial number of the new buses in Europe will utilize ADAS technologies in the future, as we are seeing an increasing number of orders from the City of London for application on electric buses that incorporate these technologies. Additionally, Mercedes recently adopted CMS technologies in their Actros model vehicle, which further supports our belief that CMS technologies will be rapidly adopted in the majority of new trucks and buses as well as retrofits in the coming years.

In addition to the OEM market for CMS and ADAS technologies, we see significant opportunity in retrofitting existing truck and bus fleets to address an increased focus on safety from operators and regulators. For example, we were recently sub-contracted by Keolis to provide them with our ADAS technology pursuant to their contract with the city of Lyon, France to retrofit the City’s bus fleet of approximately 1,000 buses with ADAS technologies to promote public safety. This is a strong indication of broader market adoption of CMS and ADAS solutions and opportunities to retrofit the installed base of existing truck and bus fleets.

Key End-Markets

We work closely with customers and industry partners to develop and commercialize integrated light and vision control technologies, and establishing strategic partnerships and customer relationships is key to our business model. We believe these partnerships will help accelerate our research and development efforts to bring cutting-edge technology to the forefront of our markets.

Automotive

As advances in automotive technology offerings continue as part of the adoption of electric vehicles, the integration of light and vision control technologies is a natural next step in the evolution of the automobile. As an example, the implementation of ADAS technologies in cars is expected to be quickly adopted. In 2020, ADAS technologies were only installed in approximately 10% of the estimated 1.05 billion cars in use around the world, but this is predicted to increase to 30% in 2025 and 50% in 2030. We will continue to benefit from the increasing adoption of light control technologies in applications such as glass rooftops, side windows and windshields. Our technologies are enabling the replacement of traditional mechanical products, such as shades, blinds and mirrors, with advanced and sustainable solutions offering superior functionality. The continuing trend toward incorporating panoramic glass panels and sunroofs in passenger cars is expected to drive smart glass demand in the automotive industry as these sought-after features become increasingly technologically feasible. Since the batteries for electric vehicles are typically placed under the floor in the center of the car, glass panoramic sunroofs are becoming an industry standard as a solution to save head room as the glass panels installed on roofs are thinner than traditional automobile roofs. Utilizing smart glass in these glass panoramic sunroofs also allows for the control of the amount of heat, light and glare.

Commercial Vehicles

In the commercial vehicle market, OEMs are developing trucks and buses replacing traditional side-view mirrors with fully-integrated CMS technology that can analyze road conditions in real time and alert the driver of hazards to better protect VRUs. Meanwhile, light control technologies will allow operators the ability to provide passengers with controllable ambience settings on bus or train rides.

Aerospace

In aerospace, we expect key OEMs to devote a significant amount of resources and capital over the next decade to updating their fleets’ interiors with cabin shading technologies as a key differentiator in the marketplace. Here, we are leveraging our expertise in cockpit applications to expand our strong and growing market presence in the cabin light management market. We are also a leading provider of dimmable solutions and glazing options to commercial and private jet and helicopter OEMs. As the only company able to manufacturer dimmable solutions and solar protection for helicopters, we expect to expand our market share in this segment with our customizable light control solutions.

Architecture — Exterior Applications

According to the U.S. Department of Energy, in 2021, building use in the residential and commercial sectors accounted for 39% of total U.S. energy consumption and 75% of total U.S. electricity use, most of which is being used to maintain the building’s interior conditions. Integrating light control technologies into a building will help reduce energy use associated with lighting, heating and cooling by about 20%. By 2050, it is anticipated that the adoption of smart glass can eliminate 2.19 gigatons of CO2, resulting in $321.5 billion in savings.

Architecture — Interior Spaces

In addition to lowering a building’s carbon footprint, smart glass is a sophisticated interior design element that has a number of innovative functions. Coupling light control technologies with the benefits of using glass partitions balances the need for privacy with the desires to enhance and efficiently sanitize interior spaces. As an engineering solution, the use of glass as an interior partition maximizes space as glass partitions generally thinner than standard drywall partitions allowing architects and interior designers to fully utilize the potential of interior settings.

In certain public spaces, such as hospitals and hotels, the adoption of light control technologies in glass partitions is driven by the trend of replacing traditional blinds, shades and curtains, which are difficult to clean and can be hotbeds for contamination. Most recently, the COVID-19 pandemic has reinforced the need to be able to quickly sanitize individual usage rooms while maintaining user privacy. As an added benefit, the use of glass partitions in these settings is environmentally friendly by reducing the use of linen. The application of light control technologies in glass partitions in these public settings can also upgrade the user experience. For example, a smart glass partition can automatically provide for privacy when a bathroom light is turned on.

Our Light and Vision Control Products

LCG® Products

Our LCG® technologies include a variety of PDLC and SPD films, which are laminated into, or retrofitted onto, glass or other transparent materials by our trusted partners worldwide. LCG® Film is defined as a smart glass interlayer with SPD or PDLC technology coated between two pieces of PET sheets with conductive coating. Gauzy is a Tier 2 supplier of PDLC and SPD films which are available as rolls, cut-to-fit sheets or in a prelaminated stack to best accommodate a partner’s process. Gauzy provides SPD or PDLC turn-key smart glass as a Tier 1 supplier in the aeronautics industry, and select opportunities in railway, marine and agricultural/construction vehicles.

A roll is defined as a continuous film wrapped on a core in varying lengths and widths depending on product type. These varying widths, including 1.3,1.5 and 1.8 meters wide, are designed to optimize a partners yield, reducing wasted material and increasing bottom line. A cut-to-fit sheet is a PDLC or SPD film that is cut to a custom size and comes either with or without applied busbars according to a customer’s unique specifications. A prelaminated stack is a PDLC or SPD film that is encapsulated in an adhesive interlayer with complete electric preparation for a fully lamination-ready product without pre- or post-process requirements. Turn-key smart glass is a complete window or partition with laminated PDLC or SPD technology that simply requires installation.

Both PDLC and SPD films are available with invisible laser-etched patterning which creates segments in films for zoned light control. Patterning capabilities include linear, curved or free-formed shapes and designs for a highly customized smart glass solution. Each technology is compatible with various glass types, coatings, lamination stacks and IGU systems to satisfy specific customer and industry requirements. Films are able to be cut into unique shapes and specially thermoformed to address 3D/multi-axis curved and bent glass.

All of our PDLC and SPD products are operated by Gauzy’s patented controllers which are able to provide increased optical, mechanical and electrical performance. Controllers include our Mini, Flex and MultiPlex controllers which each power glass in different sizes, multi-segments and with different functions, including on/off, dimming and fading.

PDLC Products

Our liquid crystal products allow glass to switch from opaque to controlled levels of transparent in less than 0.1 seconds. Our wide range of indoor-and-outdoor grade liquid crystal LCG® technologies support spaces with glass-centric designs, such as providing instant transparency for visibility and an open atmosphere or privacy, high definition transparent display when paired with projection or solar IR reflection to assist with temperature control when our Solar Performance PDLC (SP-LCG®) is selected.

Gauzy has two types of PDLC technologies that allow glass professionals to create LCG® smart glass for end customers: films for lamination by glass fabricators and adhesive films that are retrofitted onto existing glass by film installers. Different product lines are available in white or grey.

PDLC Lamination Films

High Performance (HP-LCG®) films are designed to be used in interior architectural applications and are defined by our high optical, mechanical and electrical performance. HP-LCG® has low haze when operated at low voltage for reduced energy consumption supporting smart homes/buildings models.

ExtraClear Performance (EP-LCG®) PDLC films are fully optimized for visual performance with over 90% light transmission making this our highest clarity film when turned on. With a unique composition, off-axis haze is reduced, making this product an ideal solution for tight corridors.

Solar Performance (SP-LCG®) blocks Solar IR light that creates heat, which makes spaces cooler, reduces HVAC requirements for increased energy efficiency and sustainability while supporting greater thermal comfort for occupants. SP-LCG® likewise mitigates glare while keeping interiors bright and ambient for visual comfort and continuous access to natural light for a greater sense of wellbeing. SP-LCG® has EOP-LCG® properties in addition to solar reflection capabilities.

Extended Outdoor Performance (EOP-LCG®) is suitable for use in extreme temperature conditions (ranging from -20°C to +90°C). EOP-LCG® offers extended durability in harsher weather conditions like humidity and prolonged light exposure, which makes it ideal for exterior glazing in automotive and architecture, and interior applications in built spaces such as saunas and refrigerators. This product is recommended when solar reflection is not required.

PDLC Adhesive Films

Adhesive LCG (A-LCG®) PDLC films are applied to existing glass, allowing any glass to instantly be converted into smart glass. Adhesive smart films support on-demand transparency, privacy and transparent displays when paired with projection. By retrofitting a project with A-LCG®, the function of glass is extended from the moment installation is complete, creating a spatial transformation.

Adhesive ExtraClear Performance (AEP-LCG®) PDLC films are fully optimized for visual performance with over 90% light transmission, which makes this our highest clarity film when turned on. With a unique composition, off-axis haze is reduced, making this product an ideal solution for tight corridors.

Adhesive Solar Performance (ASP-LCG®) PDLC films are ideal for improved thermal and visual comfort while also reducing HVAC cooling costs and direct glare that disrupts occupant wellbeing. By combining the ability to block IR with on-demand privacy and transparency, ASP-LCG® offers technologically advanced and sustainable projects an easy solution without necessitating a full window replacement. ASP-LCG® is optimized to perform in wide temperature ranges (-20°C to +90°C) and is most commonly specified for facades, skylights and atriums.

SPD Products

Our SPD-LCG® products block up to 99% of visible light, allowing any glass to dim instantly for dynamic shading with a view. Switching transparency in up to three seconds homogenously in all glass sizes makes this the fastest smart glass technology for shading available today. Our SPD technology is available as a film for lamination by licensed and certified partners. SPD-LCG® Smart Glass is created when SPD emulsions are coated between conductive interlayers to create films which are then laminated between two pieces of glass or polycarbonate with adhesive interlayers. SPD-LCG® can be comprised of multiple types of glass and lamination configurations and can be implemented into IGUs to best fit a customer’s needs.

Our SPD films, which are available in architectural widths and are automotive grade, are optimized to maintain performance and durability in facades and transportation vehicles across all market segments. This technology is powered by our patented SPD controllers, which supply controlled voltage to determine the amount of visible light transmittance in on, off or when dimmed to a precise opacity level.

SPD Lamination Films

SPD-LCG® films are Gauzy’s flagship SPD technology, and the same product line currently used by industry-leading brands in the automotive, aviation, marine and railway industries. SPD-LCG® offers top optical, mechanical and electrical performance, fast switching times and precise dimming control for up to 99% light blocking.

SPD-Light is a variation of our SPD-LCG® that offers 60 – 70% light transmission instead of 50% and is ideal for products and projects where higher transparency and lower opacity are needed.

SPD-Black is currently in development by Gauzy and provides the next generation of SPD-LCG®, which expects the same trusted performance as our SPD-LCG® but with a black tint for additional color variations to meet differentiating customers’ requirements.

Combination PDLC and SPD Products

Gauzy’s PDLC and SPD films can be laminated together into a single glass panel for a dual smart glass solution that provides all-in-one glazing to control daylight, glare and privacy, and can also be used in interior/exterior visible transparent displays when paired with projection. The two technologies can be independently controlled allowing users a completely customized experience. When the two films are laminated together, it creates a black-out solution. Gauzy is a Tier 1 supplier of laminated dual technology as a smart glass panel to the aeronautic, railway and marine industries for both new planes, trains and boats, as well as retrofits.

Acti-Vision is a product line offered as a turn-key transparent display which utilizes a combination of PDLC and SPD paired with protection to create transparent displays. When SPD and PDLC are both turned off, digital content visible from the interior. When PDLC is turned on but SPD is off, digital content is visible from the exterior.

This complete transparent display partition or window includes a projector and a content management software and interface. This can be used to enhance the passenger experience with infotainment, or as a means for additional revenue streams when used as ad space.

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Representation of Acti-Vision on a train, or projection on combination PDLC and SPD

Gauzy’s Controllers

Gauzy’s Mini, FLEX and MultiPlex patented controllers that drive our PDLC and SPD films each offer a unique set of features best suited for varying glass sizes, input channels and user preferences, and also allow films to reach maximum optical and electrical performance. As the only smart glass controller in the market, our hardware employs square wave signals, which allows films to stay on 24-hours a day with no-burn in effects, for reduced mean time between failure, or MTBF. Controllers also act as a protector of film from power surges ensuring longevity.

To best suit customer’s control preferences for privacy, ambiance and shading, Gauzy LCG® products can be operated via different control methods, including wall mounted touch panels, radio frequency remotes or synced with automation applications. Each control method is paired with Gauzy’s patented controller, allowing on/off or dimming functionality of single or multiple smart glass panels and/or segments (patterned LCG®).

Smart Glass Quality Verification Tools for Glass Fabricators

Gauzy’s one-of-a-kind patented ATE (automatic testing equipment) allows for quality verification of optical, mechanical and electrical properties before and after lamination of SPD and PDLC films. The ATE is comprised of an ergonomic industrial station on wheels with special backlighting for visual inspection and multiple viewing angles of films and glass panels. Our software generates testing results for a set of defined parameters which are displayed on a movable touch screen and can be stored on the device or exported to a customer or Gauzy for review. The ATE is a part of our training and certification programs for glass fabricators, and ensures that lamination is done with confidence and quality for customer satisfaction and reduced material waste.

Other Light Control Products

In addition to our smart glass technology products, we also offer certain manual and mechanical light control products directed towards the high-end private aerospace market. Our Comfort-Shade is a motorized shade that features substantial customization options for our customers. From an aesthetics perspective, Comfort-Shade can be personalized to match the interior design of an aircraft and can enhance the cabin fit and finish to provide our customers with a competitive differentiation. Comfort-Shade offers a number of different configurations, synchronizations and materials. Through its integrated electronics system, the Comfort-Shade assists aircraft crews through preventative maintenance and diagnosis assistance, allows for software upgrades without dismantling the shade and offers remote monitoring and maintenance. The quick, silent and smooth motion of the Comfort-Shade provides superior optical performance and is scratch resistant. The Comfort-Shade is easy to install in both new aircrafts and retrofitted on existing aircrafts. This may also be paired with mood lighting for enhanced ambiance and passenger experience contributing to a sense of comfort and wellbeing.

Vision Control Products

As an existing player already operating within the commercial vehicle manufacturing supply chain, we have developed industry-leading products to modernize the transportation industry with ADAS, CMS, and integrated light and vision control technologies. Our technologies support a safer driving experience for operators of long-body on-road vehicles such as buses, trucks and coaches. With the elimination of blind spots, preemptive warning messages and products that make public operators secure, driver confidence is increased, which contributes to safer roads for all users.

After 20 years of developing side-view mirrors for buses and trucks, we have developed solutions to replace traditional side-view mirrors with fully-integrated CMS. In the CMS technology environment today, we are a Tier 1 supplier and one of the market leaders in the bus and coach market due to the leading optical quality of our Smart Vision products.

Smart-Vision Camera Monitoring System

Smart-Vision Camera Monitoring System, or Smart-Vision CMS, replaces traditional side-view mirrors on a truck or bus with a superior, high-definition camera that connects to an interior display within the vehicle to improve driving safety through the elimination of blind spots. Our Smart-Vision CMS is also designed to optimize driver visibility by automatically adjusting the interior display depending on the varying light conditions such as the brightness in a tunnel, darkness at night or in rainy weather conditions. We believe these features are differentiated and superior as compared to other CMS products. Additionally, unlike traditional mirrors, the cameras are not affected by the glare of the sun or other light sources that can impair a driver’s vision and lead to accidents.

Customers of CMS technologies generally see returns on investments by lowering maintenance costs and maximizing vehicle availability due to a reduction in accidents, as well as offering greater fuel efficiency by improving the aerodynamics of the vehicle due to the removal the traditional side-view mirrors. As designed, our Smart-Vision CMS can be easily installed by our professionals on new vehicles, or can be retrofitted onto existing trucks or busses.

Our production lines and production processes in our Tel Aviv, Israel and Texas facilities have a IATF 16949:2016 certification of the International Automotive Task Force, or the IATF. The IATF aligns automotive quality management systems throughout the world and provides guidance and tools for companies and organizations who want to ensure that their products consistently meet customer requirements and that quality and customer satisfaction are consistently improved. The certification defines the quality system requirements for the design, development, manufacturing, installation and servicing of automotive-related products. We have received the IATF 16949:2016 certification for our design and manufacturing of nano technologies and advanced materials.

Driver Assistance Systems

Blind-Spot Information System and Moving-Off Information System

Focused on addressing blind spots by utilizing our leading image analysis capabilities to identify pedestrians, bicyclists and other vehicles in real time, our driver assistance systems, Blind-Spot Information System (BSIS+)

and Moving-Off Information System (MOIS+) technologies, send critical alerts to drivers that protect VRUs. These products can be fully integrated into our Smart-Vision CMS, adding an additional component that supports safer operation, or can act as a standalone system for a consumer’s vehicle. Both systems are CCTV compliant.

BSIS+ technology, utilizing a high dynamic range sensor, identifies and alerts the driver to the presence of a VRU so that a driver can stop the vehicle before life-threatening impact. Similarly, MOIS+ alerts the driver to the presence of a nearby VRU who could be in front of the vehicle, but hidden from the driver’s view. Our driver assistance systems provide a large detection area, with the exterior camera able to detect an area 4.25 meters wide and 37 meters long from the body of the vehicle. Additionally, the driver assistance systems’ image analysis detection system is able to recognize VRUs and notify the driver via an internal display.

Additional Views

Our Additional Views vision control system provides better visibility around a vehicle by offering blind-spot elimination, more security and high image quality. When installed on a bus, Additional Views offers a wide dynamic range that shows accurate image details in areas of contrasting light intensity and reduces image noise and natural colors. Additional Views features a screen divided into two views to show both sides of a bus and comes with a sunshield to help reduce glare while the driver is operating the bus.

Other Commercial Vehicle Products

Currently, we manufacturer a durable, customizable Driver Protection Door that is designed to offer the driver of a bus or commercial vehicle with enhanced safety measures by providing either a complete or partial door between the driver and the passengers on the commercial vehicle. We estimate that our Driver Protection Door could be implemented in approximately 700 new buses in Europe each year, ensuring drivers are safe and protected from public passengers.

Additionally, our Opti-Shade is designed for the interiors of buses to provide passengers with shade protection and offer bus operators a high-quality, durable and low-maintenance shading system.

Research and Development

We devote substantial resources to research and development with the objective of developing new products and technologies, adding new features to existing products and reducing unit costs of our products. Our development strategy is to identify features and products for material, hardware and software that enhance and improve the performance of our solutions for our customers. We measure the effectiveness of our research and development by metrics, including product unit cost, efficiency, reliability, optical performance, customer adoption and customer surveys.

We have a strong research and development team with wide-ranging experience in material science, nanotechnology, electronics, mechatronics, image analysis and software engineering. As of December 31, 2021, our research and development organization had a headcount of          people. Our research and development expense net totaled $5.9 million and $8.1 million for fiscal years 2020 and 2021, respectively.

Product Roadmap

Our products reflect the innovation focus and capabilities of our technology departments. Our product roadmap is divided into four main categories: LC technologies, SPD technologies, electrochromic technologies, and other electronics and ADAS.

LC Technologies

We intend to continue to develop our PDLC and LC product portfolios to extend temperature ranges, improve optical ranges and enhance durability and reliability in order to be relevant for more applications, in more end-markets, in different geographies and for different regulations. As an example, we are developing an IR active control LC product that will be able to tune only the IR light through a transparent aperture such as a glass window. This will enable a world of new applications in buildings and vehicles and will allow for better energy management and significant cost reductions.

SPD Technologies

We are constantly working to enhance our SPD product offering with better optical performance, better cost performance and to maintain a growing SPD offering. One example is our Black SPD program, which revolutionizes the basic nano particle to be black-oriented and UV stable as a direct outcome of our customers demand for future utilization in the full range of passenger car glass.

EC Technologies

As part of our effort to extend light control technologies to the full range of possible applications and to provide our customers throughout our end-markets with a one-stop shop, we are working to develop a new ground-breaking EC technology from the very basic chemistry to allow for it to be also deployed on flexible substrates such as PET ITO. Our hardware employs unique proprietary signals, which allows films to stay on 24-hours a day with no burn-in effects, for reduced MTBF. Having the option to offer EC (blue, black) on film applications will ensure that our glass customer global network will have all three viable and commercial light control technologies at hand from Gauzy and allow them to be the most competitive in their own end-markets everywhere.

Electronics

The ability to efficiently drive and control our materials is expected to further accelerate the growth of the global light control market. We believe that, by optimizing optical performance and localizing product requirements to meet standards everywhere, we can extend our product reach to a greater addressable market. We are developing the electronics for the full extent of our product offering, enjoying a system optimized approach which is unique in our market. From a nano particle to the end film material, including the electronic drive control, we can provide our customers with the best performing products.

ADAS

Gauzy is developing its cutting edge ADAS vision control systems for commercial vehicles to answer the growing demand in regulation and features. We are currently developing next generation ADAS products for buses and trucks that will incorporate advanced driver monitoring system features, night-time vision perfection, BSIS requirements and many more confidential and proprietary features required by our customers. As a system integrator, we also develop the flexibility to add more functionality as add-ons if OEM’s or operators require. We constantly develop our systems to improve vehicle operator response times and reduce system costs to broaden our addressable markets.

Sales & Marketing

Our strategy has been to focus on the following 4 main end-markets where there is a growing need for our light and vision control technologies: aerospace, automotive, ADAS for commercial vehicles and architecture, including architectural applications in the residential, commercial, healthcare, hospitality and retail segments. Today, our products have been installed in more than 40 countries, including the United States, Canada, Mexico, Germany, Spain, France, Belgium, the Netherlands, Italy, the United Kingdom, Israel, Brazil, China, India, Thailand, Singapore, Australia and South Africa.

In the aerospace market, we work directly with OEMs, designers, completion centers and now increasingly, with the airlines directly. For our cockpit shading offering, we have key long-term relationships with leading OEMs and work closely with them to develop customized solutions. For our cabin shading management offering we work with OEMs as well as designers and completion centers through the development of customized products that require integration with the completion center process. We have also recently begun selling to airlines directly for retrofit opportunities, who increasingly have the optionality and decision-making power for the desired cabin shading management solution. The initial request for information from the customer through the selection process can typically take 6-12 months with an additional six months until the start of production focused on engineering design, testing, certification and documentation, based on our past experience with customers.

In the automotive market, we sell directly to Tier 1 suppliers, but work closely with OEMs throughout the process. The selling cycle for automotive can typically take 1-4 years from proof of concept through qualification and serial production, based on our past experience with customers. During that time, we work closely with both the OEM and Tier 1 suppliers to customize our technologies for their needs. We leverage our relationships with OEMs to develop new cutting-edge products and technologies. Tier 1 suppliers range from glass manufacturers such as AGC and NSG, and system integrators such as Webasto, Valeo and BOS.

In the commercial vehicles sector, we are a leading Tier 1 supplier of CMS and ADAS solutions for trucks, buses and coaches and work directly with OEMs and fleet operators in the aftermarket. Our sales and marketing organization covers the complete chain of stakeholders. Within trucks, while our selling efforts are focused directly to OEMs, we enhance our marketing offering by working with fleets, driver training organizations and driver unions to gain critical insight into end-user needs which we leverage for the development of new innovative technologies.

We also engage with local regulatory bodies to create awareness and accelerate adoption. Within bus and coach, we primarily work directly with fleet operators who are focused on reducing accidents and maintenance costs. We also work with integrators on retrofit opportunities which we consider a significant opportunity for the business, and are increasingly working with OEMs directly to have full coverage of their needs and demands.

Synthesis of LC & SPD Nanoparticles
Coating on Thin Film
Glass Processor
Glass Installer
smartglass

In the architecture market, we work closely with more than 80 glass fabricators in over 40 countries and train and certify them to integrate our technologies into their glass production lines, following a qualification and certification process. We enable the glass industry worldwide to produce their own smart glass locally that is embedded with our products. We intend to grow this network to over 250 fabricators in 100 countries over time. Our close relationships allow us to train and certify local glass fabricators in manufacturing glass with our technology. This certification process also allows us to provide a standard service warranty to our end customers, with the option to extend such warranty at a fee, assuring quality control of process and end product. This way, we are able to leverage our existing relationships with local glass fabricators to generate business by marketing our smart glass products up the value chain to end users such as architects, construction companies and designers. This allows us to become familiar with local developers and manufacturers in every country, and every city. We are able to elevate these local relationships to sell our products both for new buildings and to retrofit existing ones. In those cases where we have sold our smart glass portfolio to a new customer, we can connect the customer with a local glass fabricator whom we have trained and certified for local supply, installation and service.

Additionally, we have a number of programs focused on educating installers and other industry professionals about our technology, and we use a combination of road shows, webinars and partner trainings to show them how best to design, sell and implement our technology in their projects.

Our sales strategy and the entrepreneurial culture of our company have allowed us to react quickly to trends in the countries in which we sell our products. For example, in response to the spike in production demand in the U.S. aerospace industry in 2021, we allocated resources and opened a dedicated production site and fulfilment center in Melbourne, Florida. For the fiscal year ended 2021, approximately 22% of our revenues were from the U.S. compared to approximately 21% for the fiscal year 2020.

Competition

Light Control

Light control technologies are transforming many industries, including the architectural and mobility markets. Our business is characterized by rapid changes as well as new and disruptive technologies. The market for light control solutions is a relatively new market with increasing competition for similar solutions. However, we believe that our solutions have technical superiority such as best-in-class optical performance, widest optical range, color control, segmentation, variety and more. We believe that our business model has an advantage over competitors who are manufacturing smart glass themselves and competing with glass fabricators, while also dealing with supply chain issues and local market customization challenges. The shipping and replacement costs for damaged products alone can deeply undercut their profitability. Our strategy enables our glass fabricator customers to manufacture smart glass themselves by efficiently providing them with the films, electronics and manufacturing expertise on a global and accelerated basis relative to some of our peers. We are also differentiated from our peers in that we serve multiple end-markets and regions, whereas many of them have a much narrower focus.

Our light control technologies and products compete principally with products from electrochromic glass manufacturers such as View Inc. and Sage (owned by Saint-Gobain Glass) as well as a select group of chemicals suppliers who range from a large traditional company such as Showa Denko (owner of Hitachi Chemicals) from Japan to a few small suppliers primarily located in Asia. Several new entrants to the market, including a few low-cost manufacturers from Asia, have also recently announced plans to develop or have already shipped products. We believe that our light control products and unique business model offers significant technology and cost advantages that reflect a competitive differentiation over other technologies and competitors.

Vision Control

Advanced vision control technologies, such as ADAS and CMS, are revolutionizing the commercial vehicle market. For our vision control solutions, we believe that our main competitors today are Orlaco (owned by Stonebridge Inc.) and Mekra (a joint venture with Bosch GmbH). We have a limited number of competitors of scale given the high technological barriers to entry. In the near future, innovation and advancement in vision control technologies is expected to dramatically increase. Our current product offerings and research and development capabilities have uniquely placed us to be at the forefront of this technological innovation.

Intellectual Property

Intellectual property is an important aspect of our business and we seek protection for our intellectual property rights as appropriate. To establish and protect our proprietary rights, we rely on a combination of patent, copyright, trade secret and trademark laws, know-how and continuing innovation, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover our products.

As of September 30, 2022, our exclusively-owned patent portfolio included              issued patents, of which             are U.S. patents and           are foreign patents. In addition, as of September 30, 2022, we had a total of             pending patent applications, of which         are U.S. patent applications and            are foreign patent applications. The claims of these owned patents and patent applications are directed toward various aspects of our family of products, method of their manufacturing and research programs.

We initially submit applications to the USPTO as provisional patent applications. Then, typically we continue by filing non-provisional patent applications under the Patent Cooperation Treaty, or the PCT, which is an international patent law treaty that provides a unified procedure for filing a single initial patent application to later seek patent protection for an invention in any number of the member states of the PCT. Although a PCT application does not itself issue as a patent, it acts as a placeholder allowing the applicant to seek protection in any of the member states through national-phase applications.

We have trademark rights in our name, logo and other brand elements, including trademark registrations for select marks in the United States and other jurisdictions around the world, including “LCG®,” “GAUZY LCG®,” “GAUZY®,” “GAUZY® (Chinese alphabet),” “NOCTIS,” “NUANCE,” “SMART-VISION,” and “VISION SYSTEMS.”

We pursue the registration of domain names for websites that we use and that we consider material to the marketing of our products, including the gauzy.com domain.

We generally seek to enter into confidentiality agreements and proprietary rights agreements with our employees and consultants and to control access to, and distribution of, our proprietary information. However, we cannot guarantee that all applicable parties have executed such agreements. Such agreements can also be breached, and we may not have adequate remedies for such breach.

Intellectual property laws, procedures, and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated, or otherwise violated. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our products. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies. For more information regarding the risks relating to intellectual property, see “Risk Factors — Risks Related to our Intellectual Property.”

Licenses with Research Frontiers, Inc.

Gauzy/RFI License Agreement

In September 2017, we entered a license agreement with RFI for certain technologies regarding the use of information and patents relating to its Light Valve Film, SPD Emulsions and Light Valve technology, or the Gauzy/RFI License Agreement.

Pursuant to the Gauzy/RFI License Agreement, we were granted (i) a non-exclusive, royalty-free license to use, make, lease, sell, or otherwise dispose of SPD Emulsions and Light Valve Film manufactured by us solely to Authorized Users (as defined below) as permitted under the Gauzy/RFI License Agreement and (ii) a non-exclusive, worldwide, royalty-bearing license to use, make, lease, sell, or otherwise dispose of architectural window products incorporating a Light Valve device.

Authorized Users, as defined in the Gauzy/RFI License Agreement, include RFI and a list of entities to which RFI has granted licenses of RFI’s intellectual property in their respective territories and fields of use. Unless otherwise agreed by RFI, RFI has the sole discretion to amend the list of Authorized Users upon delivery of notice to us, which effectively restricts the scope of our potential commercial clients for SPD Emulsions and Light Valve Film. Pursuant to a side letter entered into between us and RFI in September 2018, subject to certain exceptions, RFI agreed not to license to any additional entities (other than entities to which such rights had been previously licensed) the rights to manufacture and/or sell SPD Film prior to July 31, 2023.

Under the terms of the Gauzy/RFI License Agreement, we are required to pay an annual minimum royalty of $20,000 to RFI. Additionally, we are required to sell and deliver SPD Emulsions to RFI at our direct cost, without mark-up or overhead, and to sell and deliver to RFI Light Valve Film or components thereof at our lowest price given to a third-party. RFI may re-sell any such products to third parties, for research & development, proof of concept or other purposes, at a price equal to the purchase price paid by RFI to us for such products (i.e. with no additional markup), plus shipping, overhead, administrative and related costs.

On or after December 31, 2025, RFI may terminate the Gauzy/RFI License Agreement due to our breach or non-payment, or if we have ceased general operations or ceased work relating to SPD film.

Vision System/RFI License Agreement

In January 2010, Vision Systems entered a license agreement with RFI for certain technologies regarding the use of information and patents relating to its Light Valve technology, or the VS/RFI License Agreement. Pursuant to the VS/RFI License Agreement, as subsequently amended, Vision Systems was granted a non-exclusive, worldwide, royalty-bearing license to use, make, lease, sell, or otherwise dispose of window products incorporating Light Valve used in aircrafts, marine vehicles, non-military transportation vehicles and architecture.

Under the terms of the VS/RFI License Agreement, Vision Systems is obligated to pay RFI 15% of the net selling price of products it sells. The royalty payment is subject to reductions due to reduced price or return of products but shall be no less than $150,000 for each license year beginning in 2015. In addition, on or after December 31, 2025, RFI may terminate the VS/RFI License Agreement (x) upon delivery of 60 to 90 days’ of notice, or at least one years’ notice if Vision Systems is producing and selling the licensed products in accordance with the agreement, or (y) upon 30 days’ notice due to Vision System’s breach or non-payment.

Government Regulation and Compliance

We are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. We are also required to obtain various licenses and permits from state and local authorities in connection with the operation of our businesses, including but not limited to: licensing, permitting and inspection requirements applicable to glaziers, electricians and engineers; building codes; and permitting and inspection requirements applicable to construction projects.

Our sales and marketing practices are regulated by federal, state and local agencies. These laws and regulations typically place restrictions on the manner in which products and services can be advertised and sold, and to provide consumers with certain rescission rights.

Our operations include the use, handling, storage, transportation, generation and disposal of hazardous materials. We are subject to various federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the use, management and disposal of hazardous materials and wastes and occupational health and safety. We may become subject to litigation regarding environmental compliance and could incur in the future substantial costs, fines and civil or criminal sanctions and costs arising from regulatory proceedings, third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our facilities.

Our facilities are also subject to Process Safety Management requirements (including the requirement under U.S. Occupational Safety and Health Administration regulations), which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Our ADAS technologies may be subject to future regulatory requirements. While there are currently no U.S. federal regulations specifically pertaining to self-driving equipment, the U.S. National Highway Traffic Safety Administration has published recommended guidelines on driver assistance technologies and retains the authority to investigate and/or take action on the safety of any vehicle, equipment or features operating on public roads.

The manufacturing of aerospace components is a highly regulated industry. The safety factors necessary for glass components are significantly higher than for other materials used in aircraft construction due to the loss of strength with duration of load, the variability in strength inherent in glass, and the thickness tolerances and high notch sensitivity. As such, we continually work with our OEMs to ensure we are compliant with manufacturing guidelines in the aerospace market.

We are also subject to federal, state and foreign laws regarding data privacy, data security and the protection of data that we collect, process, share, disclose, transfer and otherwise use, some of which contains personal information about identifiable individuals including, but not limited to, our customers, employees, partners and vendors such as contact details, payment card information and other personal identification information. We are therefore subject to U.S. laws (federal, state, local) and international laws and regulations, including in the European Economic Area, or EEA, and the United Kingdom, regarding data privacy, data security and our use of such data.

Certain state data protection, privacy, consumer protection, content regulation and other laws and regulations may be more restrictive than federal laws. There are also a number of legislative proposals pending before the United States Congress and various state legislative bodies concerning data protection that could affect us.

We are also subject to the European Union General Data Protection Regulation 2016/679 and applicable national supplementing laws, or collectively, the EU GDPR. We may also be subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, or collectively, the UK GDPR. The EU GDPR and UK GDPR together referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data”, including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

The GDPR regulates cross-border transfers of personal data out of the EEA and the United Kingdom. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. On July 16, 2020, the Court of Justice of the European Union, or the CJEU, invalidated the E.U.-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA (and the UK) to relevant self-certified U.S. entities. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. Subsequent European court and regulator decisions have taken a restrictive approach to international data transfers.

Since we are under the supervision of relevant data protection authorities in the EEA and we may also be subject to the supervision of the data protection authority in the United Kingdom, we may be fined under both the EU GDPR and UK GDPR for the same breach. Penalties for certain breaches are up to the greater of EUR 20 million/ GBP 17.5 million or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims (including class actions).

We have taken some efforts to comply with certain applicable laws, policies, legal obligations relating to data privacy, data protection and data security. However, it is possible that the obligations imposed on us by applicable data privacy laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices in other jurisdictions.

Dynamic Glass Act

The Dynamic Glass Act of 2021, or the Dynamic Glass Act, is a clean energy bill that was introduced in the U.S. Congress on March 17, 2021. The bill amends the Internal Revenue Code of 1986 to ensure that electrochromic glass qualifies as an energy property for the energy tax credit. The Dynamic Glass Act defines “electrochromic glass” as glass that uses electricity to change its light transmittance properties to heat or cool a structure. On August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, including the energy tax credit provisions from the Dynamic Glass Act. Following the enactment, if certain project criteria are met, these new energy properties are eligible for a thirty percent (30%) federal tax credit on construction projects that begin before 2024.

Organizational Structure

We currently have four wholly-owned subsidiaries: Gauzy USA, Inc., which was incorporated in the State of Delaware; Gauzy GmbH, which was incorporated in Germany; Vision Lite SAS, which was incorporated in France; and Gauzy Trading (Shanghai) Co., Ltd., which was incorporated in China. Our subsidiary Vision Lite SAS currently wholly owns Vision Systems Corporate SAS, which was incorporated in France and has five wholly-owned subsidiaries: Vision Systems SAS, which was incorporated in France; Vision Systems North America, Inc., which was incorporated in Florida; Visi SYS Asia Pte Ltd., which was incorporated in Singapore; Vision Systems Middle East DWC LLC, which was incorporated in Dubai; and Safety Tech SAS, which was incorporated in France. Safety Tech SAS wholly owns Vision Systems Canada, which was incorporated in Canada.

Vision Lite Acquisition

On February 7, 2021, we entered into a Share Purchase Agreement with the shareholders of Vision Lite, as amended on July 27, 2021, January 16, 2022 and March 28, 2022, for the acquisition of Vision Lite, or the Business Combination. The Business Combination closed on January 26, 2022, or the Closing Date. The consideration for the Business Combination consisted of a consideration of €21 million in cash, the repayment of Vision Lite loans in an amount of approximately €11.4 million and contingent consideration of up to €6 million, contingent on the future revenues of Vision Lite. On the Closing Date, an amount of €8.4 million was paid to the sellers, €8.4 million was paid to the escrow agent (and released to the sellers thereafter on April 12, 2022) and €3 million was paid to the sellers on April 28, 2022 and May 11, 2022, respectively. In addition, on May 5, 2022, €1.2 million of the consideration was paid into and is currently held in escrow for purposes of providing indemnification for claims of breach of representations by the sellers. The escrow amount is to be held in escrow for a period of up to two years from the closing, and thereafter released less any amounts earlier released to us due to breaches and amounts in respects of claims, which, regarding the latter, shall continue to be held in escrow and only released upon and in accordance with the determination of such claim. The contingent consideration is split into two payments of up to €3 million each, subject to Vision Lite meeting certain operational milestones. As of the Closing Date, Gauzy became the sole shareholder of Vision Lite.

Property and Facilities

We are headquartered in Tel Aviv, Israel, where we occupy two sites, of approximately 2,193 square meters (or approximately 23,605 square feet) of total space, which operate as both an office space as well as a manufacturing, research and development facility located under two lease agreements with two separate lessors. One of the lease agreements is set to expire in November 2023, further to our exercise of an option to extend the lease for an additional 30 months and the other is set to expire in December 2024, further to our exercise of an option to extend the lease for an additional 23 months. We lease an additional 14 office spaces in the United States and around the world, including Germany, France, China, Dubai, Singapore, South Korea and Canada. In addition, we have four manufacturing sites, which are located in Israel, Germany, France and the United States.

We recently expanded our state-of-the-art LC material synthesis facility in Tel Aviv, Israel, which we estimate can now produce LC films for approximately 180,000 square meters of material annually and we currently have plans to build a new line in this facility. Additionally, we believe our custom 11,000 square meter production facility, strategically located near Stuttgart, Germany, is capable of producing SPD film for approximately 600,000 square meters of material annually for the automotive and architecture industries. We currently estimate that we utilize approximately 25% of our Polymer Dispersed Liquid Crystal, or PDLC, production capacity in our Tel Aviv facility and approximately 5 – 10% of our SPD production capacity in our Stuttgart facility, leaving ample room to grow production with minimal additional capital investment. Finally, our ADAS capabilities are supported by our facility in Lyon, France which we estimate has a current annual production capacity of approximately 10,000 CMS units and we plan to expand our annual production capacity in that facility to approximately 100,000 – 125,000 CMS units.

We further intend to expand our global facilities or add new office space as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.

Employees

As of the date of this prospectus, we have 10 senior management positions, which includes our Chief Executive Officer and those who report to our Chief Executive Officer, which consists of one reporting manager to the CEO from Vision Systems and eight reporting managers to the CEO from Gauzy Ltd., all of whom are engaged on a full-time basis. In addition, we had 453 employees in full-or part-time capacities as of September 10, 2022. Our employees are located in Israel, France, the United States, Australia, China, Colombia, Germany, Italy, the Netherlands, Poland, Singapore, South Korea and the UAE.

None of Gauzy Ltd.’s employees are represented by labor unions or covered by collective bargaining agreements. Less than 3% of Vision Systems employees are official union party members, approximately 65% participate in local union elections and 100% are covered by collective bargaining agreements. We believe that we maintain good relations with all our employees.

All of our employment agreements include customary provisions with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment and confidentiality. Our consulting agreements with our representatives and our partners include provisions with respect to assignment to us of intellectual property rights developed in the course of their engagement as well as confidentiality. The enforceability of such provisions may be limited under applicable law.

Legal Proceedings

In September 2017, we entered into a license agreement with RFI for certain technologies regarding the use of information and patents relating to its Light Valve Film, SPD Emulsions and Light Valve technology. See “Intellectual Property — Gauzy/RFI License Agreement”. In October 2020, GGT filed a lawsuit in the U.S. District Court — Middle District of Florida against us, our subsidiary Vision Systems and RFI, alleging breach of contract, inducement of patent infringement, and patent infringement related to the patented technologies we license from RFI. GGT seeks declaratory relief, injunctive relief and damages for royalty payments. We are currently a party to this litigation, and we do not collect royalties on these licenses. On January 30, 2021, our motion to dismiss GGT’s first amended complaint was granted with leave for plaintiffs to amend. On September 27, 2021, our motion to dismiss GGT’s second amended complaint was denied. Our answer to GGT’s second amended complaint is forthcoming to the U.S. District Court, Middle District of Florida. We believe we will be successful in our response to GGT’s claims against us and our subsidiary.

Except as disclosed above, we have not been, and are not currently, a party to any material or pending litigation or regulatory proceedings that could have a material adverse effect on our business, operating results, financial condition or cash flows. From time to time, we may be involved in legal or regulatory proceedings arising in the ordinary course of our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this prospectus:

Name	Age	Position
Eyal Peso	42	Chief Executive Officer and Chairman
Carl Putman	67	Chief Executive Officer of Vision Lite SAS
Adrian Lofer	48	Chief Technology Officer
Meir Peleg	47	Chief Financial Officer
Dudi Baruch	41	Chief Operations Officer
Brian Abrams	44	Director
Gal Gitter	40	Director
Alexander Babitsky	47	Director
Danny Allouche	47	Director
Yishai Klein	50	Director

Eyal Peso, Chief Executive Officer, Director

Eyal Peso is our co-founder and has served as Chairman of the board of directors and Chief Executive Officer since 2009. Mr. Peso is an experienced entrepreneur with a strong track record in building a technology company from early to growth stages, covering all aspects from innovation and research and development management, funding and finance, sales and marketing, and global multidiscipline operations. Prior to founding Gauzy, Mr. Peso was a business manager at Alvarion Technologies Ltd. (NASDAQ: ALVR) (acquired by SuperCom Ltd. in 2016), a leading telecom company. Mr. Peso holds a B.S.c in Electrical and Electronic Engineering and a Master’s degree in Business Administration, both from Tel Aviv University in Israel. Mr. Peso brings to our executive management and board of directors demonstrated senior leadership skills, years of experience in the High tech and electronics industries, and historical knowledge of our Company from the time of its founding.

Carl Putman, Chief Executive Officer of Vision Lite SAS

Carl Putman has served as the Chief Executive Officer of our subsidiary, Vision Lite SAS, since he founded the company in 2005. Mr. Putman brings more than three decades of experience in the ADAS and automotive industry. Mr. Putman heads our ADAS operations, including sales, business development, new markets, and strategic partnerships. Prior to founding Vision Lite, between 2000 and 2005, Mr. Putman served as Program Senior Vice President at Renault Trucks, a leading French commercial truck manufacturer. Prior to that, between 1997 and 2000, Mr. Putman served as Chief Executive Officer of KOYO Automotive Steering Systems in Europe and Latin America. Prior to that, between 1989 and 1997, Mr. Putman served as a Managing Director at Valeo, where he managed the clutch, electrical systems, and starters division. Mr. Putman holds a Bachelor’s degree in Engineering from the University of Louvain and a Master’s degree in Business Administration from INSEAD University.

Adrian Lofer, Chief Technology Officer

Adrian Lofer has served as our Chief Technology Officer since he cofounded our company in October 2009. Mr. Lofer brings more than two decades of experience in research and development, and system engineering of multidisciplinary applications. Mr. Lofer heads our research and development and technological innovation, including hardware development, IP development and management, and technological strategic partnerships. In addition, Mr. Lofer manages our global quality management activities and our compliance with industry regulatory requirements. Mr. Lofer also oversees our global services and customer support. Prior to cofounding Gauzy, between 2007 and 2012, Mr. Lofer served as a lead research and development engineer at Alvarion Technologies Ltd. (NASDAQ: ALVR) (acquired by SuperCom Ltd. in 2016), a global provider of autonomous Wi-Fi networks and wireless telecom infrastructure. Prior to that, between 2000 and 2007, Mr. Lofer served as a lead research and development engineer at NICE Systems Ltd. (NASDAQ: NICE), a contact center software and recorded data security company. Mr. Lofer holds a Bachelor of Science degree in Electrical and Electronics Engineering and a Master’s degree in Business Administration, both from Tel Aviv University.

Meir Peleg, Chief Financial Officer

Meir Peleg has served as our Chief Financial Officer since September 2017. Prior to joining us, between 2014 and 2017, Mr. Peleg served as Chief Financial Officer at F.B.M. Composite Materials Ltd., a leading composite parts manufacturer for the aircraft industry. Prior to that, between 2011 and 2014, Mr. Peleg served as a Chief Financial Officer at Techsign Advanced Signs Systems Ltd., a developer and manufacturer of wayfinding signage systems (Vista Systems). Prior to that, between 2005 and 2011, Mr. Peleg served as a Supervisor at PricewaterhouseCoopers, a global professional services, accounting, and consulting firm. Mr. Peleg holds a Bachelor of Science degree in Economics and Computer Science, an accounting studies certificate, and a Master’s degree in Business Administration, all from Bar-Ilan University.

Dudi Baruch, Chief Operations Officer

Dudi Baruch has served as our Chief Operations Officer since October 2020. Mr. Baruch leads our operations, including supply chain, and engineering and production lines worldwide. Prior to joining us, between 2010 and 2020, Mr. Baruch served as a site manager at Alpha Bio Tec. (acquired by Danaher Corp. (NYSE: DHR) in 2014), a global provider of dental products and biomaterials. Prior to that, between 2008 and 2010, Mr. Baruch served as a supply chain manager at Omrix Biopharmaceuticals Ltd. (acquired by Johnson and Johnson (NYSE: JNJ) in 2008), a global provider of human plasma-based products. Mr. Baruch holds a Bachelor of Science degree in Industrial Engineering from the Technion, and a Master’s degree in Business Administration from Ben Gurion university.

Brian Abrams, Director

Brian Abrams has served on our board of directors since November 2016. Mr. Abrams currently serves as a Partner at Ibex Investors and previously served as the President at Ibex Investors, a multi-strategy investment firm with over $1 billion in assets under management, where he led their venture capital group from July 2011 until July 2021. Prior to that, between July 2006 and July 2011, Mr. Abrams was the founder and managing partner at Row Capital LLC, a mid-market advisory firm focused on cross-border transactions between companies in the U.S. and emerging markets such as India. Prior to that, between October 2003 and February 2007, Mr. Abrams was the founder and Chief Executive Officer of G2 Analytics, Inc., a corporate intelligence and market research firm operating in the U.S. and India. Prior to that, between February 2002 and October 2003, Mr. Abrams served as a portfolio Chief Operating Officer and Assistant to the Chairman at Bard Capital, a private equity investment firm. Prior to that, between September 2000 and February 2002, Mr. Abrams was an associate in M&A at Level 3 Communications, an international telecommunication company (acquired by CenturyLink). Besides serving as our board member, Mr. Abrams serves as a board member at Glassbox Ltd. (TASE: GLBX), Continual Ltd. (TASE: CNTL), Nexar, and Silk. Mr. Abrams has previously served as a board member at several other technology companies such as Zimperium (acquired by Liberty Strategic Capital), Dome9 (acquired by Check Point), TrapX (acquired by Commvault), Porticor (acquired by Intuit), Appoxee (acquired by Teradata), Cynet, Revel Transit, Cobwebs, and Talenya. Mr. Abrams holds a Bachelor of Arts degree from Harvard University.

Gal Gitter, Director

Gal Gitter has served on our board of directors since December 2020 and was appointed by our shareholder Ibex Israel Fund LLLP and its affiliates. Mr. Gitter is a partner and Managing Director at Ibex since May 2020. Prior to that, between January 2017 and May 2020, Mr. Gitter serves as Associate Partner, Corporate Development at McKinsey & Company, a global management consulting firm. Prior to this role, between February 2014 and December 2016, Mr. Gitter served as Engagement Manager, and between June 2012 and February 2014, he served as Associate at McKinsey. Prior to that, between October 2009 and June 2010, Mr. Gitter served as Project Manager at Tnuva, a leading Israeli food company. Besides his role as a Managing Director in Ibex and serving as our board member, Mr. Gitter serves as a board member in several other technology companies such as BeamUp Ltd., HoneyComb Insurance Ltd., Cylus Cyber Security Ltd., Vatbox Ltd., Groundwork BioAg Ltd., Glassbox Ltd., Cobwebs Technologies Ltd., and Talenya Ltd., and as a board observer in WekalO, Inc. Mr. Gitter has also served as a board member between February 2021 and February 2022 in Oribi Ltd. (acquired by LinkedIn in 2022). Mr. Gitter holds a Bachelor’s degree in Economics from the Technion Institute of Technology and Master’s degree in Business Administration from The Wharton School of the University of Pennsylvania.

Alexander Babitsky, Director

Alexander Babitsky has served on our board of directors since February 2017 and was appointed by our shareholder Infinity Holding Ventures PTE, an affiliate of Waarde Capital B.V, where Mr. Babitsky served as a Venture Partner. Since October 2019, Mr. Babitsky serves as Chief Executive Officer at Entoprotech Ltd., a circular economy company, using Black Soldier Flies to turn food waste into high-quality protein and other advanced products. Since November 2012, Mr. Babitsky serves as the Founder and Director of NDN Advisers Ltd., a management consulting and corporate finance advisory firm. Prior to that, between July 2007 and May 2013, Mr. Babitsky served as Director for CIS Markets at Gryphon Emerging Markets Limited, a London based corporate finance advisory focusing on emerging markets. Prior to that, between 2004 and 2006, Mr. Babitsky served as the Founder and consultant at N.G.Nir, a management consulting firm, and as a Co-Founder at Tulsa N.Y.M, a medical device company. Prior to that, between November 2002 and August 2004, Mr. Babitsky served as operations controller at Ceragon Networks Ltd. (NASDAQ: CRNT), a global telecommunication equipment company. Prior to that, between August 2000 and November 2002, Mr. Babitsky served as project manager at Kulicke and Soffa Industries, Inc. (NASDAQ: KLIC), a leading provider of semiconductor packaging and electronic assembly solutions company. Mr. Babitsky has serves as a board member between March 2013 and August 2019 in Utilight Ltd., and between September 2014 and July 2018 in Xplenty Ltd. (now Integrate.io). Mr. Babitsky holds a Bachelor’s degree in Industrial Engineering from the Technion Institute of Technology and a Master’s degree in Business Administration from the University of Oxford.

Danny Allouche, Director

Danny Allouche has served on our board of directors since February 2019 and was appointed by our shareholder Avery Dennison Corporation. Since August 2022, Mr. Allouche serves as Senior Vice President and Chief Strategy and Corporate Development Officer at Avery Dennison Corporation (NYSE: ADY), a global materials science and manufacturing company specializing in the design and manufacture of a wide variety of labeling and functional materials and solutions. Prior to this role, between May 2016 and July 2022, Mr. Allouche served as Vice President of Strategy and Corporate Development at Avery. Prior to this role, between March 2014 and May 2016, Mr. Allouche served as Vice President, Treasury and Corporate Development at Avery. Prior to that, between October 2010 and March 2014, Mr. Allouche served as Director and Vice President of Strategy and M&A at Avery. Prior to that, between August 2006 and May 2010, Mr. Allouche served as Vice President at Shamrock Activist Value Fund, a private equity fund. Prior to that, between August 2004 and August 2006, Mr. Allouche served as a consultant at Bain & Company, Inc. Besides his role in Avery and serving as our board member, Mr. Allouche serves as a board member in Airtouch Solar Ltd., a solar panel cleaning company; (TASE: ARTS). Mr. Allouche holds a Bachelor’s degree in Economics from Northwestern University and a Master’s degree in Business Administration from the University of California, Los Angeles.

Yishai Klein, Director

Yishai Klein has served on our board of directors since November 2019 and was appointed by our shareholder BlueRed Capital Fund LP. Mr. Klein is the co-founder and managing partner at BlueRed Partners, a Singapore based venture capital management firm, established in 2017. Prior to that, between 2014 and 2016, Mr. Klein served as an Advisor to the Chairman and as Head of Innovation and Strategic Investments at OUE Ltd. (SGX: LJ3), a leading pan-Asian, full-service real estate development, investment, and management company. Prior to that, between 2011 and 2013, Mr. Klein served as Managing Partner at Tamarix Fund Company, a venture management firm. Prior to that, between 2001 and 2011, Mr. Klein served as Regional Director and Head of Asia at Giza Venture Capital in Singapore, a venture capital firm that managed five technology funds. Prior to that, between 1999 and 2001, Mr. Klein served as Investment Manager at Giza Venture Capital. Prior to that, Mr. Klein served as an analyst at Giza Capital Markets, an investment bank (affiliate of Alex. Brown & Sons). Mr. Klein has served as a board member in several technology companies such as Unbound Security (NASDAQ: COIN) (acquired by Coinbase Global Inc.), and currently serves as a board member in Cynet, DouxMatok, InZiv, RenalSense, Optibus Panorays, and EarlySense Ltd. Mr. Klein holds a Bachelor’s degree in Economics and International Relations from the Hebrew University.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected, except for rights of certain of our shareholders to appoint members of our board of directors pursuant to our articles of association in effect prior to this offering.

Pursuant to our articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors. All rights to appoint directors and observers will terminate upon the closing of this offering, although currently serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires. We are not a party to, and are not aware of, any voting agreements among our shareholders.

Our currently serving directors were appointed as follows:

•        Eyal Peso was appointed by our founders, Mr. Peso and Mr. Lofer and Mr. Dimitry Dobrenko.

•        Brian Abrams was appointed by Ibex Israel Fund LLLP and its affiliates.

•        Gal Gitter was appointed by Ibex Israel Fund LLLP and its affiliates.

•        Alexander Babitsky was appointed by Infinity Holding Ventures PTE Limited.

•        Danny Allouche was appointed by Avery Dennison Corporation.

•        Yishai Klein was appointed by Blue-Red Capital Fund LP.

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.11 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 10 persons as of December 31, 2021.	$	$	$

As approved by our board of directors, subject to the completion of this offering, we will distribute bonus payments to certain employees and consultants, up to a total amount of $            , to be allocated among such employees and consultants as our board of directors may instruct following completion of this offering. The grant of such bonus to certain of our employees and consultants following completion of this offering may be subject to further corporate approvals and our compensation policy. For further information regarding our compensation policy, see “Management — Board Practices — Compensation Committee.”

As of December 31, 2021, options to purchase 167,237 ordinary shares granted to our directors and executive officers were outstanding under our 2016 Share Award Plan at a weighted average exercise price of $0.296 per share.

Following the closing of this offering and subject to the approval of our shareholders, which we expect to obtain prior to the closing of this offering, we intend to pay each of our non-employee directors an annual retainer of $            , with an additional annual payment for service on board committees as follows: $            (or $            for

the chairperson) for membership of the audit committee and $ (or $            for the chairperson) for membership of the compensation committee. In addition, upon his or her initial election or appointment, each non-employee director will be granted equity awards under our incentive plan at a value of $            , which will vest on a monthly basis over a period of three years. In addition, upon his or her subsequent election as a director, each non-employee director will be granted equity awards under our incentive plan (provided the director is still in office) at a value of $            , which will vest on the earlier of the first anniversary of the date on which such equity awards were granted or the date upon which our next annual general meeting of the shareholders is convened, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic issuers regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we will be required, after we become a public company, to disclose the annual compensation of our five most highly compensated officers or directors on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the proxy statement for our first annual meeting of shareholders following the closing of this offering, which will be filed under cover of a report on Form 6-K.

Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. Such notice periods ordinarily require 30 days advance notice, and in some cases 60 or 90 days. However, our employment agreements with each of Eyal Peso, our chief executive officer, and Adrian Lofer, our chief technology officer, provide for longer advance notice periods, each of 180 days (subject to our right, at our election, to reduce such notice period and pay for the remainder of the period in lieu of notice). These agreements also contain customary provisions regarding confidentiality of information, assignment of inventions, non-solicitation and non-competition. However, the enforceability of the non-competition provisions may be limited under applicable law.

For a description of the terms of our options and option plans, see “Management — Equity Incentive Plan” below.

Directors’ Service Contracts

Other than with respect to our directors who are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his service with our company.

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of Nasdaq) applicable to U.S. domestic issuers.

We are a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act). As a foreign private issuer, we are permitted to follow home country corporate governance practices instead of certain Nasdaq corporate governance rules, provided that we disclose which Nasdaq requirements we are not following and the home country practice we intend to follow in lieu of such requirements. Pursuant to this “home country practice” exemption, we intend to follow Israeli practices in the following matters:

•        Nomination of Directors.    As permitted under Israeli law and pursuant to Israeli practice, the nominations for members of our board of directors will be generally made by our board of directors or a duly authorized committee thereof and not by a nominating committee of our board of directors consisting solely of independent directors or a majority of the independent directors in a vote in which only independent directors participate, as required under Nasdaq rules;

•        Quorum at Shareholder Meetings.    As permitted under the Companies Law and pursuant to the Amended Articles, the quorum required for a general meeting of our shareholders consists of at least two shareholders, present in person or by proxy, who hold or represent at least            % of the total voting power of our ordinary shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” then the requisite quorum will consist of two or more shareholders, present in person or by proxy, who hold or represent at least            % of the total voting power of our ordinary shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders regardless of the number of shares held or represented by them), instead of 33 1∕3% of the issued and outstanding share capital as required under Nasdaq rules;

•        Proxy Solicitation and Statements.    We do not intend to comply with Nasdaq rules regarding the solicitation of proxies and the provision of proxy statements for general meetings of shareholders. In accordance with Israeli practice, we intend to provide notices for shareholder meetings, including an agenda and other relevant information. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules;

•        Review and Approval of Related-Party Transactions.    Related-party transactions will be reviewed and approved in accordance with the requirements and procedures prescribed by the Companies Law, which generally requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and, if applicable, shareholders, for transactions, including with respect to compensation, with directors, officers and controlling shareholders, rather than being reviewed and approved by the audit committee or other independent body of our board of directors as required under Nasdaq rules. See “Management — Approval of Related Party Transactions under Israeli Law” for additional information;

•        Shareholder approval.    We will seek shareholder approval for corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635, which requires shareholder approval for, among other things, the adoption of and material changes to equity incentive plans or other equity compensation arrangement and issuances thereunder and for certain dilutive events (such as issuances that will result in a change of control, certain transactions, other than a public offering, involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company); and

•        Periodic Reports.    As opposed to making periodic reports available to shareholders in the manner prescribed by Nasdaq rules, we intend to follow practice in Israel which is not to distribute such reports to shareholders. We may elect to make such reports available through a public website.

We otherwise intend to comply with the Nasdaq rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the home country practice exemption with respect to some or all of the other corporate governance rules.

Board Practices

Board of Directors

Under the Companies Law and the Amended Articles, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the chief executive officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under the Amended Articles, the number of directors on our board of directors is determined by our board of directors and will be no less than            and no more than            directors and, other than external directors, if any, they are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2023 and after, each year the term of office of only one class of directors will expire.

Our directors are divided among the three classes as follows:

•        the Class I directors are            and            , and their terms will expire at our annual general meeting of shareholders to be held in 2023;

•        the Class II directors, are            and            , and their terms will expire at our annual meeting of shareholders to be held in 2024; and

•        the Class III directors are            and            , and their term will expire at our annual meeting of shareholders to be held in 2025.

Our directors are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors (which means that the nominees receiving the largest number of “for” votes (up to the number of board seats being filled in such election) will be elected). In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed at a general meeting of our shareholders in accordance with the Amended Articles or upon the occurrence of certain events in accordance with the Companies Law and the Amended Articles. In addition, the Amended Articles provide that vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Amended Articles, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Under the Amended Articles, the approval of the holders of at least            % of the total voting power of our shareholders is generally required to remove any of our directors from office and any amendment to this provision shall require the approval of at least            % of the total voting power of our shareholders.

Chairperson of the Board

The Amended Articles provide that the chairperson of the board of directors is appointed by the members of the board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without shareholders’ approval consisting of a majority vote of the shares present and voting at a shareholders meeting, and in addition, either:

•        at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted on the proposal are voted in favor (disregarding abstentions); or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment that are voted against such appointment does not exceed 2% of the aggregate voting rights in the company.

The shareholders’ approval can be provided for a period of up to five years following an initial public offering, and subsequently, for additional periods of up to three years. Prior to this offering, our shareholders approved Mr. Eyal Peso serving as chairperson of our board of directors, in addition to his role as our chief executive officer, for the five-year period following the closing of this offering.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary but may serve as a director or chairperson of a controlled subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. External directors are directors who meet certain qualification requirements, including certain independence criteria, set forth in the Companies Law. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.

Committees of the Board of Directors

Our board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, and compensation committee are described below.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors. We have elected to opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee. See “Management — Corporate Governance Practices.”

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Upon the closing of this offering, our audit committee will consist of            ,            and            .            will serve as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that            is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq, which include:

•        retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders;

•        pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•        overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•        reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing with (or furnishing to, as the case may be) the SEC;

•        recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law;

•        reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•        identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•        reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and directors and officers or their affiliates, or transactions that are not in the ordinary course of the company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law;

•        establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees;

•        evaluating the yearly or periodic work plan proposed by the internal auditor before submission to the board of directors for approval and propose changes thereto, or approving the work plan; and

•        determining whether certain related party transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and whether certain transactions with a controlling shareholder must be subject to a competitive procedure.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors. We have elected to opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee. See “Management — Corporate Governance Practices.”

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of            ,            and            .            serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•        making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•        reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates to the compensation policy;

•        resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•        exempting, under certain circumstances, a transaction with our chief executive officer from the approval of our shareholders.

An “office holder” is defined in the Companies Law as a chief executive officer (referred to in the Companies Law as a general manager), chief business manager, deputy chief executive officer, vice chief executive officer, any other person assuming the responsibilities of any of these positions regardless of that person’s title, any other manager directly subordinate to the chief executive officer and a director.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the Companies Law and the corporate governance rules of Nasdaq and include among others:

•        recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law, as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications to such policies the committee deems appropriate, including as required under the Companies Law;

•        reviewing and approving the granting of options and/or other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers;

•        approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•        administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy that applies to its office holders approved by its board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy must be approved at least once every three years, first, by the board of directors, upon recommendation of the compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, excluding abstentions, provided that either:

•        such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the aggregate voting rights in the Company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later re-evaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•        the education, skills, experience, expertise and accomplishments of the relevant office holder;

•        the office holder’s position and responsibilities

•        prior compensation agreements with the office holder;

•        the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•        if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•        if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•        with regards to variable components:

•        with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

•        the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

•        a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•        the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•        a limit to retirement grants.

Our compensation policy, which will become effective immediately prior to the closing of this offering, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed           % of each executive officer’s total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our chief executive officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our chief executive officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our chief executive officer will be determined annually by our compensation committee and board of directors. A non-material portion of the chief executive officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the chief executive officer’s overall performance by the compensation committee and the board of directors.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term.

Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our equity incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve an immaterial change to the terms of employment of an executive officer who reports directly to him or her (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors in accordance with the amounts determined in our compensation policy.

Our compensation policy, which will be approved by our board of directors and shareholders prior to the closing of this offering, will become effective immediately prior to the closing of this offering and is filed as an exhibit to the registration statement of which this prospectus forms a part.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the Chief Executive Officer of the company, or (iii) any person who serves as a director or as a Chief Executive Officer of the company. We have not yet appointed our internal auditor, but we intend to appoint an internal auditor following the closing of this offering.

Code of Conduct

Following the closing of this offering, our board of directors intends to adopt a written code of conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means, in light of the circumstances, to obtain:

•        information on the business advisability of a given action brought for his or her approval or performed by him or her by virtue of his position; and

•        all other important information pertaining to such action.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•        refrain from any conflict of interest between the performance of his or her duties in the company and the performance of his or her other duties or personal affairs;

•        refrain from any action that is competitive with the company’s business;

•        refrain from exploiting any business opportunity of the company to receive a personal gain for him or herself or others; and

•        disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of an office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability, in whole or in part, for damages caused as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association.

An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or other distribution to shareholders. An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided that a provision authorizing such indemnification is contained in its articles of association:

•        a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•        reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•        reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•        expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•        a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

•        financial liabilities imposed on the office holder in favor of a third party;

•        financial liabilities imposed in an administrative proceeding on the office holder in favor of a third party harmed by a breach, pursuant to certain provisions of the Israeli Securities Law; and

•        expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

•        a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, also by the shareholders). However, regulations promulgated under the Companies Law allow the insurance of office holders without shareholder approval and it may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s stated compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.

The Amended Articles allow us to exculpate, indemnify and insure our office holders for any act (including any omission) performed by virtue of being an office holder to the fullest extent permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. We intend to purchase additional

insurance coverage prior to the consummation of this offering, providing total coverage of $            million for the benefit of all of our directors and officers, in respect of which we paid a 12-month premium of approximately $            .

We have entered into agreements with each of our directors and other office holders exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of the duty of care, and undertaking to indemnify them to the fullest extent permitted by law.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Approval of Related Party Transactions under Israeli Law

Office Holders

The Companies Law requires that an office holder promptly disclose to the company and, in any event, not later than the board meeting at which the transaction is first discussed, any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction of the company (unless it is with respect to a transaction which is not an extraordinary transaction in which the officer holder’s relative has a personal interest as detailed herein below). A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the office holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms and that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee generally may not (unless it is with respect to a transaction which is not an extraordinary transaction) be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof. In such case, shareholder approval is also required.

Controlling Shareholders

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•        at least a majority of the shares held by shareholders who do not have a personal interest in the transaction and are voting on the matter must be voted in favor of approving the transaction, excluding abstentions; or

•        the shares voted by shareholders who do not have a personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions other than for the provision of services or concerning the terms of engagement or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for these purposes.

For a description of the approvals required under Israeli law for compensation arrangements of office holders, see the section titled “Approval of the Compensation of Office Holders.”

Pursuant to regulations promulgated under the Companies Law, certain transactions, including with respect to compensation, with a controlling shareholder or his or her relative, or with directors or other office holders, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval under certain conditions.

Approval of the Compensation of Office Holders

Directors.    Under the Companies Law, the compensation of a public company’s directors requires the approval of the compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of directors is inconsistent with the company’s stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

•        at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting on such matter, are voted in favor of the compensation package, excluding abstentions; or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the Company.

Executive officers other than the chief executive officer.    The Companies Law requires the approval of the compensation of a public company’s executive officers (office holders, other than the chief executive officer and directors) of (i) the compensation committee, (ii) the board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation), provided that the compensation committee and the board of directors members have considered the criteria for determining compensation set forth in the compensation policy. However, in special circumstances, if the shareholders of the company do not approve a compensation arrangement with such executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision after re-evaluation of the transaction in light of the shareholders’ objection.

An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief executive officer.    Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed reasons for their decision after re-evaluation of the transaction in light of the shareholders’ objection. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation).

The compensation committee may waive the shareholder approval requirement with regard to the compensation of a candidate for the chief executive officer position if the compensation committee determines that: (i) the compensation arrangement is consistent with the company’s compensation policy, (ii) the chief executive officer candidate did not have, on the date of his appointment or during the two-year period preceding his appointment, an “affiliation” (including an employment relationship, a business or professional relationship or control) with the company or a controlling shareholder of the company or a relative thereof and (iii) subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith and in a customary manner in exercising his or her rights and performing his or her obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

•        an amendment to the articles of association;

•        an increase in the authorized share capital;

•        a merger; and

•        the approval of related-party transactions that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder of the company or exercise any other rights available to him or her under the company’s articles of association with respect to the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Equity Incentive Plans

2016 Share Award Plan

The Gauzy Ltd. 2016 Share Award Plan, or the 2016 Plan, was adopted by our board of directors on May 15, 2016. The 2016 Plan provides for the grant of equity awards to our, or our affiliates’, employees, officers, directors, advisors, consultants and other eligible service providers. The purpose of the 2016 Plan is to attract and retain the best available personnel for positions of substantial responsibility, providing additional incentive to employees, officers, advisors and consultants and promoting a close identity of interests between those individuals and us and our affiliates.

Administration

Our board of directors or compensation committee administers the 2016 Plan, or the Administrator. Under the 2016 Plan, the Administrator has the authority, subject to applicable law, to interpret the terms of the 2016 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2016 Plan and take all other actions and make all other determinations deemed necessary or advisable for the administration of the 2016 Plan.

Eligibility and Participation

The administrator selects the individuals who will participate in the 2016 Plan. Eligibility to participate is open to officers, directors, employees of, and consultants or advisors engaged by, us or our affiliates.

Types of Awards

The 2016 Plan enables the grant of options, shares and other awards, including restricted shares, restricted share units, share appreciation rights, performance shares and other share or cash awards as the Administrator may determine.

The 2016 Plan further provides for granting awards in compliance with Section 102, or Section 102, and Section 3(i) of the Israeli Income Tax Ordinance (New Version), 5721-1961, as amended, or ITO. Section 102 allows employees, directors and officers who are not controlling shareholders and who are considered Israeli residents for tax purposes to receive favorable tax treatment for compensation in the form of shares, options or certain other types of equity awards, subject to certain terms and conditions. Our non-employee consultants, service providers and controlling shareholders who are considered Israeli residents for tax purposes may be granted awards under Section 3(i) and certain other sections of the ITO, which do not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of awards to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of awards directly to the grantee. We have elected the “capital gain track” pursuant to Section 102(b)(2) or 102(b)(3) of the ITO for grants to eligible Israeli grantees as provided above, which may allow favorable tax treatment for such grantees.

Authorized Shares

As of the date of this prospectus, there are            ordinary shares reserved and available for issuance under the 2016 Plan. The maximum number of shares which may be granted under the 2016 Plan shall be determined by our board of directors from time to time. Ordinary shares subject to options granted under the 2016 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2016 Plan.

Grants

All awards granted pursuant to the 2016 Plan are evidenced by a notice of grant, in a form approved by the Administrator. The notice of grant will set forth the terms and conditions of the award grant. Each award will expire 10 years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Exercise

An option under the 2016 Plan may be exercised by providing us with a written or electronic notice of exercise and full payment of the exercise price for such shares with respect to which the option is exercised, in such form and method as may be determined by the Administrator and permitted by applicable law, and any other deliverable as may be stipulated in the option agreement.

Transferability

Other than by will, the laws of descent and distribution or as otherwise provided under the 2016 Plan, neither the awards nor any right in connection therewith are assignable or transferable.

Termination of Employment or Services

In the event of termination of a participant’s employment or service with us or any of our affiliates for any reason other than (i) for “cause” (as defined in the 2016 Plan) or (ii) due to such participant’s death or disability, all vested and exercisable options held by such participant as of the date of termination may be exercised within three months after such date of termination, unless otherwise provided by the Administrator, but in no event later than the date of expiration of the option as set forth in the award agreement (and, after such period, all unexercised options will terminate and the shares covered by such options shall again be available for issuance under the 2016 Plan). On the date of termination, all unvested options shall expire and the shares covered by such options shall revert to the 2016 Plan. Awards other than options which are unvested and/or the restrictions on which have not lapsed at the time of such termination shall expire and revert to the 2016 Plan.

In the event of termination of a participant’s employment or service with us or any of our affiliates due to such participant’s death or disability, all vested and exercisable options held by such participant as of the date of termination may be exercised by the participant, the participant’s legal guardian, the participant’s estate, or by a person who acquired the right to exercise the option by bequest or inheritance, as applicable, within 12 months after such date of termination, but in no event later than the date of expiration of the option as set forth in the award agreement. Any options which are unvested as of the date of death or disability or which are vested but not then exercised within the 12-month period following such date, will expire and the shares covered by such options will revert to the 2016 Plan. All awards granted to such participant, other than options, which are unvested and/or the restrictions on which have not lapsed at the time of such termination shall expire and revert to the 2016 Plan.

Notwithstanding any of the foregoing, if a participant’s employment or services with us or our affiliates is terminated for “cause,” all outstanding awards granted to such participant (whether vested or unvested) will terminate on the date of such termination and revert to the 2016 Plan.

In the event that a participant does not comply in full with any of non-competition, non-solicitation, confidentiality or any other requirement of any agreement between us or our affiliates and the participant, the Administrator may refuse to allow the exercise of the options and the shares covered by such options shall again be available for issuance under the 2016 Plan.

Adjustments

In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the shares, rights issuances or any other increase or decrease in the number of issued shares effected without receipt of consideration by us (but not including the conversion of any of our convertible securities), the Administrator may make an appropriate adjustment in the number of shares related to each outstanding award, the number of shares reserved for issuance under the 2016 Plan and the exercise price per share of each outstanding option, provided, however, that any fractional shares resulting from such adjustment shall be rounded down to the nearest whole share, unless otherwise determined by the Administrator. Except as expressly provided herein, no issuance by us of shares of any class, or securities convertible into shares of any class, shall affect an award granted to a participant, and no adjustment by reason thereof shall be made with respect to the number or price of shares subject to an award.

Dissolution or Liquidation

In the event of our dissolution or liquidation, the Administrator shall determine the period of time in which a vested and exercisable option may be exercised, which, in no event, is less than 15 days prior to such transaction. Options that were not previously exercised will expire immediately prior to the consummation of such proposed action.

Merger or Acquisition

In the event of a sale of all or substantially all of our assets or shares, or a merger, acquisition, reorganization or other like transaction of us with or into another corporation where we are not the surviving company, or a scheme of arrangement for the purpose of effecting such sale, merger or other transaction, our board of directors shall have discretion to (i) cause any outstanding awards to be assumed or an equivalent award substituted by the successor company or one of its affiliates, (ii) in the event such awards are not assumed or substituted for, provide the participant the right to exercise the vested award as to all or part of the shares, including discretion to accelerate vesting of unvested awards and provide for cancellation of unvested awards upon closing of the transaction, and/or provided for cancellation of each outstanding award in exchange for payment for each vested share (by cash and/or securities), as determined by the board of directors, or (iii) provide that upon or prior to the completion of the transaction that the terms of any award will be otherwise amended, modified or terminated and/or that the award will confer the right to receive any other security or asset, including cash, as the board of directors shall deem to be appropriate.

Amendment and Termination

Our board of directors may terminate, amend or modify the 2016 Plan at any time. The 2016 Plan is scheduled to expire on May 15, 2026, which is 10 years after its adoption by our board of directors, however, the 2016 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2016 Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of            , 2022 by:

•        each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•        each of our directors and executive officers individually; and

•        all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of            , 2022 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on            ordinary shares issued and outstanding as of            , 2022. The number of ordinary shares deemed issued and outstanding after this offering is based on            ordinary shares which includes the ordinary shares offered hereby but assumes no exercise of the underwriters’ option to purchase additional shares in this offering.

As of             , 2022 and based on their reported registered office,             of our shareholders were U.S. persons, holding in aggregate approximately             % of our outstanding ordinary shares immediately prior to this offering. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Following the closing of this offering, all of our shareholders, including the shareholders listed below, will have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. See “Description of Share Capital — Rights Attached to Shares.” A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Gauzy Ltd., 14 Hathiya Street, Tel Aviv 6816914, Israel.

Name of beneficial owner		Percentage of ordinary shares beneficially owned
	Ordinary shares beneficially owned	Before offering	After offering
5% or Greater Shareholders
		%	%
Directors and Executive Officers
Eyal Peso		%	%
Adrian Lofer		%	%
Carl Putman		%	%
Meir Peleg		%	%
Dudi Baruch		%	%
Brian Abrams		%	%
Gal Gitter		%	%
Alexander Babitsky		%	%
Danny Allouche		%	%
Yishai Klein		%	%
All directors and executive officers as a group (11 persons)		%	%

____________

*        Indicates ownership of less than 1%

Certain Relationships And Related Party Transactions

Agreements with Directors and Officers

Employment Agreements

We have entered into written employment agreements with each of our executive officers. See “Management — Agreements with Executive Officers.”

The employment agreements with our executive officers provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. Such notice periods ordinarily require 30 days advance notice, and in some cases 60 or 90 days. However, our employment agreements with each of Eyal Peso, our chief executive officer, and Adrian Lofer, our chief technology officer, provide for longer advance notice periods, each of 180 days (subject to our right, at our election, to reduce such notice period and pay for the remainder of the period in lieu of notice).

Options

Since our inception, we have granted to our executive officers and certain of our directors options to purchase our ordinary shares. The terms of such awards may contain acceleration provisions upon certain transactions. See “Management — Equity Incentive Plans.”

Exculpation, Indemnification and Insurance

The Amended Articles permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers, exculpating them in advance from a breach of their duty of care to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. See “Management — Exculpation, Insurance and Indemnification of Office Holders.”

Equity Financings

Secondary Transactions

In September 2019, certain of our shareholders sold an aggregate of 78,101 of our ordinary shares at a purchase price of $32.34 per share, for an aggregate purchase price of approximately $2.5 million to Blue-Red Capital Fund & Affiliates.

In October 2020, Adrian Lofer, our chief technology officer, transferred 6,693 of our Series B preferred shares to Blue-Red Capital Fund & Affiliates at a purchase price of $33.726 per share in connection with the settlement of a loan between them.

Preferred Equity Financings

Series C Preferred Share Financing

From September 2020 through January 2021, we sold an aggregate of 264,613 of our Series C preferred shares at a purchase price of $67.2672 per share, for an aggregate purchase price of approximately $17.8 million. Our Series C preferred shares will automatically convert into ordinary shares immediately prior to the closing of this offering.

The following table summarizes the Series C preferred shares purchased by an affiliate of a member of our board of directors and/or holders of 5% or more of our outstanding share capital as of the date of this prospectus.

Shareholder	Series C Convertible Preferred Shares	Total Purchase Price ($)
South Lake One LLC(1)	148,661	10,000,000
Blue-Red Capital Fund & Affiliates(2)	29,732	2,000,000
Infinity Holding Ventures PTE. Limited(3)	44,598	3,000,000
Avery Dennison Israel Ltd(4)	11,892	800,000

____________

(1)      South Lake One LLC is a holder of 5% or more of our share capital.

(2)      Blue-Red Capital Fund & Affiliates is a holder of 5% or more of our share capital. Mr. Yishai Klein is the managing partner of Blue-Red Capital Fund, and a member of our board of directors. Blue-Red Capital Fund & Affiliates includes Blue-Red Capital Fund Holdings Limited and Blue-Red Capital Fund L.P.

(3)      Infinity Holding ventures PTE. Limited is a holder of 5% or more of our share capital. Mr. Alexander Babitsky was a Venture Partner at Waarde Capital B.V., which is an affiliate of Infinity Holding Ventures PTE. Limited, and Mr. Babitsky is a member of our board of directors.

(4)      Avery Dennison Israel Ltd. is a holder of 5% or more of our share capital. Mr. Danny Allouche is the Senior Vice President and Chief Strategy and Corporate Development Officer at Avery Dennison Israel Ltd., and a member of our board of directors.

Series D Preferred Share Financing

From January 2022 through September 2022, we sold an aggregate of 246,224 of our Series D preferred shares at a purchase price of $137.36 per share, for an aggregate purchase price of approximately $34 million. Our Series D preferred shares will automatically convert into ordinary shares immediately prior to the closing of this offering.

From January 2022 through September 2022, we issued warrants to purchase an aggregate of 160,045 of our Series D-1 preferred shares to various investors in connection with the purchase of our Series D preferred shares. The warrants were issued with an exercise price equal to $151.09 per share.

The following table summarizes the Series D preferred shares purchased by an affiliate of a member of our board of directors and/or holders of 5% or more of our outstanding share capital as of the date of this prospectus.

Shareholder	Series D Convertible Preferred Shares	Total Purchase Price ($)
Ibex Israel Fund LLLP(1)	55,407	7,610,501
Blue-Red Capital Fund & Affiliates	7,280	1,000,000
Olive Tree V Limited Partnership	9,325	1,280,812
Infinity Holding Ventures PTE. Limited	18,992	2,608,687
Ponton	53,663	7,371,013
Refuge	1,578	216,795

____________

(1)      Ibex Israel Fund LLLP is a holder of 5% or more of our share capital. Mr. Brian Abrams is a partner at Ibex Israel Fund LLLP and Gal Gitter is a partner and managing director at Ibex Israel Fund LLLP, and members of our board of directors.

SAFE Financings

Series B Preferred SAFE

In November 2018, we entered into Simple Agreement for Future Equity agreements, or the Series B Preferred SAFE Financing, with investors, or the Series B Preferred SAFE Investors, pursuant to which we obtained funding, including during 2019, in the aggregate amount of approximately $2,500,000 in exchange for our agreement to issue to the Series B Preferred SAFE Investors convertible preferred shares through a share-settled redemption of the amount invested at a price discounted to the price paid by other investors upon the occurrence of a subsequent equity financing.

The following table summarizes parties related to us that participated in the Series B Preferred SAFE Financing:

Shareholder	Series B Convertible Preferred Shares	Total Investment Amount ($)
Eyal Peso	7,559	248,906.80
Adrian Lofer	6,693	220,390,70
Ibex Partners (Gauzy) LP(1)	10,001	329,318.20
Ibex Israel Fund LLLP	19,391	638,517.20
Ibex Partners (MW) LLLP(2)	7,641	251,606.90
Infinity Holding Ventures PTE. Limited	6,763	222,695.70
Alexander Babitsky(3)	1,678	55,254.08
Olive Tree V Limited Partnership	16,196	533,310.50

____________

(1)      Related party of Ibex Israel Fund LLLP

(2)      Related party of Ibex Israel Fund LLLP

(3)      Mr. Alexander Babitsky, was a Venture Partner at Waarde Capital B.V., which is an affiliate of Infinity Holding Ventures PTE. Limited, and Mr. Babitsky is a member of our board of directors. Infinity Holding Ventures PTE. Limited is a holder of 5% or more of our share capital.

In November 2019, we issued 75,922 Series B preferred shares to the Series B Preferred SAFE Investors pursuant to the Simple Agreement for Future Equity agreements entered into as part of the Series B Preferred SAFE Financing.

Series C Preferred SAFE

In March 2019, we entered into Simple Agreement for Future Equity agreements, or the Series C Preferred SAFE Financing, with an investor, or the Series C Preferred SAFE Investor, pursuant to which we obtained funding for an aggregate of $1 million in exchange for our agreement to issue to the Series C Preferred SAFE Investor convertible preferred shares through a share-settled redemption of the amount invested at a price discounted to the price paid by other investors upon the occurrence of a subsequent equity financing.

In connection with the issuance of the Series C preferred shares in September 2020, we issued 14,862 Series C preferred shares to the Series C Preferred SAFE Investor pursuant to the Simple Agreement for Future Equity agreement entered into as part of the Series C Preferred SAFE Financing.

Additional Series C Preferred SAFE

In March 2020, we entered into a Simple Agreement for Future Equity agreement, or the Additional Series C Preferred SAFE Financing, with an investor, or the Additional Series C Preferred SAFE Investor, pursuant to which we obtained funding in an aggregate amount of $900,000 in exchange for our agreement to issue to the Additional Series C Preferred SAFE Investor convertible preferred shares through a share-settled redemption of the amount invested at a price discounted to the price paid by other investors upon the occurrence of a subsequent equity financing.

In connection with the issuance of the Series C preferred shares in September 2020, we issued 13,379 Series C preferred shares and, in April 2021, we issued 898 Series C preferred shares to the Additional Series C Preferred SAFE Investor pursuant to the Simple Agreement for Future Equity agreement entered into as part of the Additional Series C Preferred SAFE Financing.

Series D Preferred SAFE

In September 2021, we entered into Simple Agreement for Future Equity agreements, or the Series D Preferred SAFE Financing, with investors, or the Series D Preferred SAFE Investors, pursuant to which we obtained funding in an aggregate amount of $3,000,000 in exchange for our agreement to issue to the Series D Preferred SAFE Investors convertible preferred shares through a share-settled redemption of the amount invested at a price discounted to the price paid by other investors upon occurrence of a subsequent equity financing.

The following table summarizes persons related to us that participated in the Series D Preferred SAFE Financing:

Shareholder	Series D Convertible Preferred Shares	Total Investment Amount ($)
Ibex Israel Fund LLLP	7,280	1,000,000
South Lake One LLC	7,280	1,000,000
Olive Tree V Limited Partnership	3,640	500,000
Avery Dennison Israel Ltd.	3,640	500,000

In connection with the issuance of the Series D preferred shares in January 2022, we issued 21,841 Series D preferred shares pursuant to the Simple Agreement for Future Equity agreements entered into as part of the Series D Preferred SAFE Financing. In connection with the Series D Preferred SAFE Financing, we also issued warrants to purchase 14,197 Series D-1 preferred shares.

Convertible Loan Agreements

From January 2020 through March 2020, we entered into convertible loan agreements with lenders pursuant to which we obtained funding in the aggregate amount of $5,550,000, or the 2020 Convertible Loan Agreements Financing. Pursuant to the terms of the convertible loan agreements, at the discretion of the lenders, the loan is repayable in cash or shall be converted into shares of our most senior class of preferred shares at the time of conversion. In addition, in the event a loan is repaid in cash, we agreed to issue to the applicable lender warrants to purchase shares of our most senior class of preferred shares at the time of repayment with an exercise price equal to $47.09 per share.

The following table summarizes persons related to us that participated in the 2020 Convertible Loan Agreements Financing:

Shareholder	Series C Convertible Preferred Shares	Total Investment Amount ($)
Avery Dennison Israel Ltd.	3,418	200,000
Blue-Red Capital Fund & Affiliates		2,000,000
Ibex Israel Fund LLLP		350,000

In connection with the issuance of the Series C preferred shares in September 2020 and in January 2021, a portion of the loans made under the 2020 Convertible Loan Agreements Financing was converted into an aggregate of 52,844 Series C preferred shares.

Distribution Agreement

In December 2014, and as amended in September 2017, February 2021 and September 2022, we entered into an exclusive joint product agreement, or the JPA, with Avery Dennison Israel Ltd., or ADI. According to the JPA, ADI has the exclusive right to manufacture for us products based on the PDLC technology that are retrofitted onto glass, worldwide, or the Retrofitted Products, as well as an exclusive right to distribute and sell the Retrofitted Products to certain specific third parties and the exclusive right to manufacture and sell the wet application Retrofitted Products, worldwide. SPD film and PDLC film for embedded and laminated glass products are specifically excluded from the exclusivity right. In addition, we may not engage with any other manufacturer to produce the Retrofitted Products and may not sell or distribute the Retrofitted Products to certain specified third parties other than through or in cooperation with ADI.

Rights of Appointment Pre-IPO

Our board of directors currently consists of seven directors. Pursuant to our articles of association in effect prior to this offering, certain of our shareholders, including our related parties, had rights to appoint members of our board of directors. See “Management — Arrangements for Election of Directors and Members of Management.”

All rights to appoint directors and observers will terminate upon the closing of this offering, although currently serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the annual general meeting of our shareholders at which the term of their class of director expires.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, or IRA, dated January 27, 2022, which was entered into in connection with our Series D financing round, and which provides, among other things, that certain holders of our share capital, including entities affiliated with Ibex Israel Fund LLLP, Olive Tree V Limited Partnership, Infinity Holding Ventures PTE, Avery Dennison Israel Ltd., Blue-Red Capital Fund and South Lake One LLC, have the right to demand that we file a registration statement or request that their ordinary shares be included in a registration statement that we are otherwise filing. See the section titled “Registration Rights” below for more information regarding these registration rights.

Registration Rights

Following this offering, certain of our shareholders or their transferees will be entitled to certain rights with respect to registration of their ordinary shares under the Securities Act. These rights are provided under the terms of the IRA, and include incidental (piggyback) registration rights, demand registration rights and Form F-3 registration rights. Each shareholder entitled to registration rights may assign its rights under the IRA to any transferee or assignee of all or part of the ordinary shares held by such shareholder, subject to certain conditions. The registration of ordinary shares by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

In any registration made pursuant to the IRA, all reasonable fees, costs and expenses of underwritten registrations will be borne by us (subject to certain limitations, as specified in the IRA) and all underwriters’ discounts and commissions in respect of the sale of shares shall be borne by the holders of the shares being registered. Additionally, we have agreed to indemnify selling shareholders for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact required to be made in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by us of securities laws, subject to certain exceptions.

The registration rights terminate five years following the completion of this offering.

Incidental (Piggyback) Registration Rights

Under the terms of the IRA, if we register any of our securities under the Securities Act for public sale (other than in a registration described below under “Demand Registration Rights” or “Form F-3 Registration Rights”), certain holders of our ordinary shares that we expect will hold approximately            of our ordinary shares as of the closing of this offering will have the right to include their ordinary shares in the registration statement. However, this right does not apply to a registration relating solely to employee benefit plans or a registration relating to an SEC Rule 145 transaction on Form F-4 or similar forms. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine in good faith that marketing factors require limitation, in which case the number of shares to be registered will be reduced, first, to the holders of the ‘preferred registerable shares’ (as defined in the IRA) pro rata among these holders, according to the total amount of securities entitled to be included by each such holder (provided that the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement) and, second to other holders of our ordinary shares as specified in the IRA. The number of occurrences of registrations under such right is unlimited.

Demand Registration Rights

Under the terms of the IRA, at any time beginning six months following the closing of this offering, we will be required, upon the written request of holders of a majority of the ‘preferred registerable shares’ (as defined in the IRA) that are entitled to registration rights under the IRA, to register, as soon as practicable, all or a portion of these shares for public resale, if the aggregate price to the public of the shares offered is at least $5 million. We expect that the holders of the ‘preferred registerable shares’ will hold approximately            of our ordinary shares as of the closing of this offering. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone the filing of a registration statement once for up to 90 days in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in the IRA.

Form F-3 Registration Rights

Under the terms of the IRA, following the completion of this offering, certain holders of our ordinary shares that we expect will hold approximately            of our ordinary shares as of the closing of this offering will be entitled to Form F-3 registration rights. The holders having such registration rights can request that we register all or part of their shares on Form F-3 if we are eligible to file a registration statement on Form F-3 and if the aggregate price to the public of the shares offered is at least $2 million. We are only required to file two registration statements pursuant to the exercise of these Form F-3 registration rights in any 12-month-period. We may postpone the filing of a registration statement on Form F-3 no more than once during any 12-month period, for a period of not more than 90 days, if our board of directors determines that the filing would be seriously detrimental to us. We are not required to effect a registration on Form F-3 under certain additional circumstances specified in the IRA.

Agreements with Research Frontiers Incorporated

In September 2018, we entered into a subscription agreement with RFI, or the 2018 Subscription Agreement, pursuant to which we purchased 1,086,956 shares of common stock of RFI at a price of $0.92 per share, for an aggregate subscription price of $1,000,000. For each two shares purchased, we received a warrant to purchase one share of common stock in RFI. All of such warrants issued under the 2018 Subscription Agreement were exercised as of May 2019 on a cashless basis.

Separately, in May 2019, we entered into another subscription agreement with RFI, or the 2019 Subscription Agreement, pursuant to which we purchased 724,638 shares of common stock of RFI at a price of $1.38 per share, for a total subscription price of $1,000,000. For each two shares purchased under the 2019 Subscription Agreement, we received a warrant to purchase one share of common stock in RFI, or total warrants to purchase 362,319 shares, all of which are currently outstanding.

As a result of our investments, we currently beneficially own 1,838,824 shares of RFI (not including 362,319 shares of common stock of RFI issuable upon exercise of the outstanding warrants), which according to the Proxy Statement filed by RFI on April 29, 2022, represents 5.8% of RFI’s common stock.

In addition, each of Gauzy and Vision Systems has entered into a license agreement with RFI. For more information regarding the license agreements, see “Business — Intellectual Property — Licenses with Research Frontiers, Inc.”

DESCRIPTION OF SHARE CAPITAL

The following descriptions of our share capital and provisions of the Amended Articles are summaries and do not purport to be complete. A form of the Amended Articles will be filed with the SEC as an exhibit to our registration statement of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.

Share Capital

As of            , 2022, our authorized share capital consisted of            ordinary shares, par value NIS 1.00, of which            ordinary shares were issued and outstanding as of such date. All of our outstanding ordinary shares have been validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and are not subject to preemptive rights. All ordinary shares have identical voting and other rights in all respects.

Warrants

From January 2022 through September 2022, we issued warrants to purchase an aggregate of up to 160,045 of our series D-1 preferred shares which are exercisable for five years from their date of issuance, and will be exercisable into            ordinary shares following the closing of this offering, if not exercised prior to the closing of this offering.

In the event the loans under the 2020 Convertible Loan Agreements Financing are repaid in cash, we will issue warrants to purchase an aggregate of            of our D preferred shares to the lenders which will be exercisable for two years from the repayment of the loan, and will be exercisable into ordinary shares following the closing of this offering, if not exercised prior to the closing of this offering.

Registration Number and Purposes of the Company

We are registered with the Israeli Registrar of Companies. Our registration number is 514335967. Our affairs are governed by our amended and restated articles of association, the Companies Law and other applicable Israeli law. Our purpose as set forth in the Amended Articles is to engage in any lawful act or activity.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our Chief Executive Officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our ordinary shares confer upon the holders thereof:

•        equal rights to attend and to vote at all of our general meetings, whether annual or special, with each ordinary share entitling the holder thereof, which attends the meeting and participates in the voting, either in person or by a proxy or, if permitted, by a written ballot, to one vote;

•        equal rights to participate in the distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

•        equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Dividend and distribution rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. The Amended Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not already reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets legally available for distribution will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Election of Directors

Under the Companies Law and the Amended Articles, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the chief executive officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under the Amended Articles, the number of directors on our board of directors is determined by our board of directors and will be no less than            and no more than            directors and, other than external directors, if any, are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2023 and after, each year the term of office of only one class of directors will expire.

Our directors are divided among the three classes as follows:

•        the Class I directors are            ,            and            , and their terms will expire at our annual general meeting of shareholders to be held in 2023;

•        the Class II directors, are            and            , and their terms will expire at our annual meeting of shareholders to be held in 2024; and

•        the Class III directors will be            and            , and their term will expire at our annual meeting of shareholders to be held in 2025.

Our directors are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors (which means that the nominees receiving the largest number of “for” votes (up to the number of board seats being filled in such election) will be elected). In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed at a general meeting of our shareholders in accordance with the Amended Articles or upon the occurrence of certain events in accordance with the Companies Law and the Amended Articles. In addition, the Amended Articles provide that vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Amended Articles, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Under our amended and restated articles of association that will become effective upon the closing of this offering, the approval of the holders of at least            % of the total voting power of our shareholders is generally required to remove any of our directors from office and any amendment to this provision shall require the approval of at least            % of the total voting power of our shareholders.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings upon the written request of (i) two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or (iii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting rights or (b) 5% or more of our outstanding voting rights.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights in a company may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. The Amended Articles contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•        amendments to the company’s articles of association;

•        the exercise of the board of director’s powers by a general meeting if the board of directors is unable to exercise its powers and the exercise of any of its powers is required for the proper management of the company;

•        appointment, fees or termination of the auditors, if the shareholders have not delegated their authority to set the fees for the auditors to the board of directors;

•        appointment of directors;

•        approval of related-party transactions requiring general meeting approval pursuant to the provisions of the Companies Law;

•        increases or reductions of the company’s authorized share capital; and

•        a merger (as such term is defined in the Companies Law).

Notices

The Companies Law and the Amended Articles require that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes, among others, the appointment or removal of directors, the approval of certain related-party transactions or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and the Amended Articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Quorum

Pursuant to the Amended Articles, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting of shareholders. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least            % of the total voting power of our ordinary shares, except if (i) any such general meeting was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least            % of the total voting power of our ordinary shares. The requisite quorum shall be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described above.

If a special general meeting was called at the request of a shareholder, and within half an hour of an adjourned meeting a legal quorum is not present, the meeting shall be cancelled.

Adoption of Resolutions

The Amended Articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association, or Nasdaq rules, to the extent applicable. A shareholder may vote in a general meeting in person, by proxy or, if permitted, by a written ballot.

Under the Companies Law, certain actions require the approval of a special majority vote, including: (i) an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder with our company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters described above under “Management — Approval of Related Party Transactions under Israeli Law.”

Under the Amended Articles, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes of shares other than ordinary shares) requires the approval of a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to a majority of all classes of shares voting together as a single class at a shareholder meeting.

Under the Amended Articles, the approval of the holders of at least            % of the total voting power of our shareholders is generally required to remove any of our directors from office, to amend the provision requiring the approval of at least            % of the total voting power of our shareholders to remove any of our directors from office, or certain other provisions regarding our staggered board, shareholder proposals, special approval requirements, the size of our board and plurality voting; provided, however, if            % of our board of directors approves the recommendation of the foregoing resolutions to our shareholders (excluding the resolution to remove any of our directors from office), only a simple majority of the voting power of our shareholders is required for approval of such amendment at our general meeting of shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of our company pursuant to Section 350 of the Companies Law, which requires the approval of holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Changing Rights Attached to Shares

Under the Amended Articles, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes of shares other than ordinary shares) requires the approval of a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to a majority of all classes of shares voting together as a single class at a shareholder meeting.

An increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed to modify or derogate or cancel the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Shares in Our Company

Our fully paid-up ordinary shares are issued in registered form and may be freely transferred under the Amended Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of Nasdaq. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by the Amended Articles or the laws of the State of Israel, except for ownership by nationals of some countries that are, have been, or will be, in a state of war with Israel.

Acquisitions under Israeli Law

Merger

The Companies Law includes provisions that govern a merger transaction. Under the Companies Law, the board of directors of each company that is a party to the merger must approve the merger and, unless certain requirements described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger, must approve the merger, and, in the case of the target company, also a majority of each class of its shares. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial condition of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. If, however, the merger involves a merger with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

Special Tender Offer

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company if there is no holder of 25% or more of the voting rights in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (2) was from a shareholder holding 25% or more of the voting rights in the company which resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. In general, a special tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the purchaser and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made. In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Shares acquired in contradiction of the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Full Tender Offer

A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a certain class of shares thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). In general, if (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding shares of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have no personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If a full tender offer is not accepted, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

Shares acquired in contradiction of the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

Antitakeover Provisions

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. No preferred shares will be authorized under the Amended Articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to the Amended Articles, which requires the prior approval of the holders of a majority of the voting power attached to our issued and outstanding ordinary shares at a general meeting of our shareholders. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and the Amended Articles, as described above in “— Shareholder Meetings.” In addition, as disclosed under “— Election of Directors,” we will have a classified board structure upon the closing of this offering, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our articles of association, our financial statements, other documents as provided in the Companies Law and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise impair our interests.

Borrowing Powers

Pursuant to the Companies Law and the Amended Articles, our board of directors may exercise all powers and take all actions that are not required under law or under the Amended Articles to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

Exclusive Forum

The Amended Articles provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both

U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of the Amended Articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of the Amended Articles described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Changes in Capital

The Amended Articles enable us to increase or reduce our authorized share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is            . Its address is            , and its telephone number is            .

Listing

We have applied to list our ordinary shares on the Nasdaq Global Market under the symbol “GAUZ.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares. Sales of substantial amounts of our ordinary shares following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriter does not exercise in full its option to purchase additional ordinary shares with respect to this offering and assuming no exercise of options outstanding following this offering, we will have an aggregate of            ordinary shares outstanding upon the closing of this offering. Of these shares, the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act, or Rule 144), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining ordinary shares will be held by our existing shareholders and will be deemed to be “restricted securities” under Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144, Rule 701 or Rule 904 under the Securities Act. These rules are summarized below. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price of our ordinary shares to decrease or to be lower than it might be in the absence of those sales or perceptions.

Eligibility of Restricted Shares for Sale in the Public Market

Approximately        of our ordinary shares will be eligible for resale pursuant to Rule 144 after 90 days following the pricing of this offering as follows:

•        with respect to non-affiliates of our company who will hold an aggregate of            ordinary shares upon the consummation of this offering, following the expiration of a non-affiliate’s six-month holding period and subject to our compliance with the current public information requirements under Rule 144; and

•        with respect to affiliates of our company who will hold an aggregate of            ordinary shares upon the consummation of this offering, following the expiration of an affiliate’s six-month holding period and subject to our compliance with the current public information requirements under Rule 144, and subject to the volume, manner of sale and other limitations under Rule 144 applicable to securities held by affiliates.

In each case, the shares will also be subject to the contractual restrictions arising under the lock-up agreements described below.

All of the ordinary shares sold in this offering will be eligible for immediate sale upon the closing of this offering.

Lock-Up Agreements

Our directors, executive officers and any holders of ten percent (10%) or more of our outstanding ordinary shares or our ordinary shares issuable upon the exercise of options and warrants have signed lock-up agreements. Pursuant to such lock-up agreements, such persons have agreed, subject to certain exceptions, not to sell or otherwise dispose of ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of BofA Securities, Inc., which may, in its sole discretion, at any time without prior notice, release all or any portion of the ordinary shares from the restrictions in any such agreement. These agreements are described below under the section captioned “Underwriters.” Upon the expiration of the applicable lock-up restrictions, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations described in this section.

Rule 144

Shares Held for Six Months

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the closing of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned our ordinary shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from our company or from an affiliate of our company as restricted securities), is entitled to sell our ordinary shares, subject to the availability of current public information about us. In the case of an affiliate shareholder, the right to sell is also subject to the fulfilment of certain additional conditions, including manner of sale provisions and notice requirements, and to a volume limitation that limits the number of shares to be sold thereby, within any three-month period, to the greater of:

•        1% of the number of ordinary shares then outstanding; or

•        the average weekly trading volume of our ordinary shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The six-month holding period of Rule 144 does not apply to sales of unrestricted securities. Accordingly, persons who hold unrestricted securities may sell them under the requirements of Rule 144 described above without regard to the six-month holding period, even if they were considered our affiliates at the time of the sale or at any time during the ninety days preceding such date.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received or purchased ordinary shares from us under our incentive option plan or other written agreement before the closing of this offering is entitled to resell these shares.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above (see “Shares Eligible for Future Sale — Lock-Up Agreements”), may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:

•        persons other than affiliates, without restriction; and

•        affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Registration Rights

We have granted demand, “piggy-back” and Form F-3 registration rights to certain of our shareholders to register our ordinary shares for resale. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see “Certain Relationships and Related Party Transactions — Registration Rights.”

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Material Israeli Tax Considerations and Government Programs

The following is a brief summary of certain material provisions of Israeli income tax laws applicable to us. This section also contains a brief summary of material Israeli income tax consequences concerning the purchase, ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor or particular investment circumstances or to certain types of investors subject to special treatment under Israeli law. Examples of such investors include Israeli residents, partnerships, trusts or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that this discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with retroactive effect. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO the tax consequences of your particular situation, as well as any tax consequenceS that may arise from the purchase, ownership and disposition of our ordinary shares under the laws of any state, local, foreign or other taxing jurisdiction.

Taxation of our Company

Corporate Tax

Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. However, the corporate tax rate applicable to a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Beneficiary Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower. Real Capital Gains (as defined below) derived by an Israeli resident company are generally subject to the prevailing corporate tax rate. Under the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, a company will be considered as an “Israeli resident” if: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” The Industry Encouragement Law and the regulations promulgated thereunder provide that an “Industrial Company” is an Israeli-resident company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, dividends and interest and linkage differentials, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” as defined in the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•        amortization of the cost of purchased patents, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing with the year in which the Industrial Company began to use them;

•        under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•        expenses related to a public offering are deductible in equal amounts over three years commencing in the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There can be no assurance that we have qualified or will qualify in the future as an Industrial Company and there can be no assurance that the benefits described above will be available in the future.

Tax Benefits and Grants for Research and Development

The Ordinance allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects if:

•        the research and expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•        the research and development are for the development or promotion of the company; and

•        the research and development are carried out by or on behalf of the company.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.

From time to time, we may apply to the IIA for approval to allow a tax deduction for research and development expenses during the year incurred. There can be no assurance that any such application will be approved.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits based upon, among other things, the geographic location in Israel of the facility in which the investment is made. To qualify for these incentives, we have to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing tax benefits.

The Preferred Enterprise Incentives Regime — the 2011 Amendment

The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law). The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that, among other things, owns a Preferred Enterprise and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its Preferred Income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of

8%, or 5% if the Special Preferred Enterprise is located in a specified development zone. Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to Israeli tax at the following rates: (i) Israeli resident corporations -0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, a tax rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply), (ii) Israeli resident individuals -20%, (iii) non-Israeli residents (individuals and corporations) -20%, subject to a reduced tax rate as may be provided under the provisions of an applicable tax treaty (in each case, subject to the receipt in advance of a valid certificate from the ITA allowing for such 20% rate or such lower treaty tax rate).

The Technological Enterprise Incentives Regime — the 2017 Amendment

The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment applies to “Preferred Technological Enterprises” that meet certain conditions, including: (1) the research and development, or R&D, expenses in the three years preceding the relevant tax year were at least 7% on average of the company’s annual turnover or exceeded NIS 75 million in each such year, and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million was previously made in the company and the company did not change its line of business; (c) growth in income by an average of 25% or more over the three years preceding the relevant tax year, provided that the turnover was at least NIS 10 million in the relevant tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the relevant tax year, provided that the company employed at least 50 employees in the relevant tax year and in each of the preceding three years. A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition belongs to a “Group” with annual consolidated revenues above NIS 10 billion.

Preferred Technological Enterprises enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale received prior approval from the IIA.

“Special Preferred Technological Enterprises” enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, Special Preferred Technological Enterprises enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million should be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to individuals or non-Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty, which, in each case, will be withheld at source (non-Israeli shareholders are required to present, in advance of payment, a valid certificate from the ITA allowing for such 20% rate or lower treaty rate). However, dividends distributed to an Israeli company are not subject to tax (although, if such dividends are subsequently distributed to individuals or non-Israeli shareholders, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, would apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the tax rate will be 4% or such lower rate as may be provided in an applicable tax treaty (in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such 4% rate or lower treaty tax rate).

We believe that we may be eligible for the tax benefits under the 2017 Amendment as a Preferred Technological Enterprise, but there is no assurance that we will meet all the terms and conditions required under the Investment Law that will allow us to enjoy any tax benefits under the Investment Law.

Taxation of Non-Israeli Resident Shareholders

Capital Gains Tax

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under Israeli domestic law or under an applicable tax treaty between Israel and the seller’s country of residence. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary Surplus is currently not subject to tax in Israel. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who, alone or together with such person’s relatives or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or the power to direct the actions of someone who holds any of the aforesaid rights, regardless of the source of such right. Real Capital Gain derived by corporations generally is subject to tax at the prevailing corporate tax rate, which is currently 23%.

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax if, among other conditions, the shares were not held through or attributable to a permanent establishment that the non-resident maintains in Israel (and certain other conditions are met). However, a non-Israeli “Body of Persons” (as defined in the Ordinance, and includes corporate entities, partnerships, and other entities) will not be entitled to the foregoing exemption if Israeli residents: (i) have, directly or indirectly, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares of an Israeli resident company by a non-Israeli resident may be exempt from such Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a U.S. resident (for purposes of the treaty) holding the shares as a capital asset and who is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from such Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributable (as determined under the U.S.-Israel Tax Treaty) to a permanent establishment that such Treaty U.S. Resident has in Israel; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital of such company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the Treaty U.S. Resident would be subject to Israeli taxes (unless exempt under Israeli domestic law as described above).

Regardless of whether or not non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the ITA may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations in forms prescribed by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the ITA may require the purchaser of the shares to withhold tax at source).

Taxation on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% in the case such shareholder is a “substantial shareholder,” as defined above, at the time of the distribution or at any time during the preceding 12-month period), which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a certificate from the ITA allowing for such relief is obtained in advance). Dividends paid on publicly traded shares, like our ordinary shares, are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a “substantial shareholder”), unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the ITA allowing for such reduced withholding tax rate is obtained in advance). However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Preferred Technological Enterprise, or such lower rate as may be provided under an applicable tax treaty (provided that a certificate from the ITA allowing for such 20% withholding tax rate or lower treaty rate is obtained in advance).

As discussed above, a reduced tax rate on dividends may be available under an applicable treaty (provided that a certificate from the ITA allowing for such lower treaty rate is obtained in advance). For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, a maximum rate of 12.5% applies to withholding tax on dividends that are paid by an Israeli corporation to a United States corporation holding 10% or more of the outstanding voting capital of an Israeli corporation throughout the tax year in which the dividend is distributed as well as during the previous tax year, provided that not more than 25% of the gross income of the Israeli corporation for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the U.S.-Israel Tax Treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to the company’s gross income for the previous year (as discussed in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise or Preferred Technological Enterprise, and partly to other sources of income, the withholding rate could be a blended rate reflecting the relative portions of the two types of income.

We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident that receives dividends from an Israeli resident from which the full tax was deducted will generally be exempt from filing a tax return in Israel with respect to such income, provided that (i) such income was not generated from a business conducted in Israel by the non-Israeli resident; (ii) the non-Israeli resident has no other taxable sources of income in Israel; and (iii) the non-Israeli resident is not subject to surtax (as explained below).

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law currently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, held for investment). Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations, or the Medicare contribution tax on net investment income. In addition, this discussion does not address special U.S. federal income tax considerations that may be relevant to a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trust or grantor trust; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; (9) regulated investment companies; or (10) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of the stock of our company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We have never paid, and do not intend to pay, dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq Global Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period.

The amount of a distribution with respect to our ordinary shares will be equal to the amount of the fair market value of any property distributed increased by the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the gross income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, whether or not the payment is converted into U.S. dollars at that time, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Dividends paid with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if holders do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and recently issued U.S. Treasury regulations, or Foreign Tax Credit Regulations, that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021 further restrict the availability of any such credit based on the nature of the tax imposed by the non-U.S. jurisdiction. U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition (or on the date of settlement of the sale, if certain conditions are met or elections are made), if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Certain non-corporate holders, including individuals, who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. As a result, if there are any foreign taxes imposed on any gain, the U.S. Holder may not be able to utilized foreign tax credit with respect to such taxes. Additionally, as discussed above, the Foreign Tax Credit Regulations may further limit your ability to claim such a foreign tax credit, depending on the nature of such foreign tax. U.S. Holders should consult their tax advisors concerning foreign tax credits.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

•        75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

•        At least 50% of our assets generally determined on the basis of a quarterly average and based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Cash is treated as generating passive income.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2021 and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The tests for determining PFIC status are applied annually after the close of each taxable year, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the offering price of our ordinary shares in this offering and the subsequent trading value of our ordinary shares, which may fluctuate significantly. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, unless a U.S. Holder validly makes one of the elections discussed below, such U.S. Holder would, upon receipt of certain “excess distributions” (described below) by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated rateably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as “excess distributions.” In addition, if we are a PFIC and we own directly or indirectly equity in any company that is also a PFIC, or a lower-tier PFIC, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of such lower-tier PFIC.

The PFIC rules described above would not apply to a U.S. Holder who makes a qualified electing fund, or QEF, election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a

QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election generally will not be available with respect to our ordinary shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our ordinary shares which are regularly traded on a qualifying exchange, including the Nasdaq Global Market, can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. A mark-to-market election may not be available with respect to a lower-tier PFIC.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, unless we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of our ordinary shares. In general, backup withholding will apply only if a U.S. Holder fails to furnish its correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements or to report dividends required to be shown on the holder’s U.S. federal income tax returns. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Information reporting generally will apply to distributions on, and proceeds from a disposition of our ordinary shares made within the United States or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such ordinary shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

UNDERWRITING

BofA Securities, Inc., Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Ordinary Shares
BofA Securities, Inc.
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $ and are payable by us.

Option to Purchase Additional Ordinary shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional ordinary shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Ordinary Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to, % of the ordinary shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. We are concurrently offering shares at the initial public offering price directly to some of our employees pursuant to this prospectus in jurisdictions outside the U.S. where the underwriters are prohibited by law from selling the shares. These shares are included in the shares being sold pursuant to this prospectus. We have agreed to pay BofA Securities, Inc. an advisory fee of $ with respect to these shares.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•        offer, pledge, sell or contract to sell any ordinary shares,

•        sell any option or contract to purchase any ordinary shares,

•        purchase any option or contract to sell any ordinary shares,

•        grant any option, right or warrant for the sale of any ordinary shares,

•        lend or otherwise dispose of or transfer any ordinary shares,

•        request or demand that we file or make a confidential submission of a registration statement related to the ordinary shares, or

•        enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of ordinary shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Market Listing

We expect the ordinary shares to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “GAUZ.”

Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•        the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•        our financial information,

•        the history of, and the prospects for, our company and the industry in which we compete,

•        an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•        the present state of our development, and

•        the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ordinary shares may not develop. It is also possible that after the offering the ordinary shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.      to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.      to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinator for any such offer; or

c.      in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended, or the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”)

of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ordinary shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)     a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)     to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)    where no consideration is or will be given for the transfer;

(c)     where the transfer is by operation of law; or

(d)    as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Israel

The securities offered hereunder may not be offered or sold to the public in Israel absent the publication of a prospectus that has been approved by the Israel Securities Authority, or the ISA. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the ISA. In Israel, this document is being distributed only to, and is directed only at, and any offer of the securities hereunder is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law, or the Addendum, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “certain high-net worth individuals,” each as defined or specified in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

EXPENSES RELATED TO THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commission, which are expected to be incurred by us in connection with our sale of ordinary shares in this offering.

SEC registration fee	$	*
FINRA filing fee	$	*
Nasdaq initial listing fee	$	*
Transfer agent fees and expenses	$	*
Printer fees and expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

____________

*        To be filed by amendment.

All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of our expenses of this offering.

LEGAL MATTERS

The validity of the issuance of our ordinary shares offered in this prospectus and certain other matters of Israeli law will be passed upon for us by Gornitzky & Co., Tel Aviv, Israel. Certain matters of U.S. federal law will be passed upon for us by McDermott Will & Emery LLP, New York, New York. The underwriters are being represented by Latham & Watkins LLP, New York, New York, with respect to U.S. law and Gross Law Firm, Tel Aviv, Israel, with respect to Israeli law.

EXPERTS

The financial statements of Gauzy Ltd. as of December 31, 2021 and 2020 and for each of the two years in the period then ended included in this prospectus, have been so included in reliance upon the report of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of Kesselman & Kesselman is 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel.

The consolidated financial statements of Vision Lite SAS as of December 31, 2021 and 2020 and for each of the two years in the period then ended included in this prospectus, have been so included in reliance upon the report of BDO Rhone Alpes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of BDO is 28 rue de la République, 69002 Lyon, France.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Gornitzky & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

We have irrevocably appointed Gauzy USA, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 840 F Avenue, Suite 104, Plano, TX 75074.

Subject to specified time limitations legal procedures and certain exceptions, Israeli courts may enforce a U.S. judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•        the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•        the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•        the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•        the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•        the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•        the judgment was obtained by fraud;

•        the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•        the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•        the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•        at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. For further information with respect to us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.gauzy.com. The information contained on, or accessible from, or hyperlinked to our website is not a part of this prospectus and you should not consider information on our website to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

GAUZY LTD.

VISION LITE GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gauzy Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gauzy Ltd and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, of changes in redeemable convertible preferred shares and capital deficiency and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman

Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel Aviv. Israel
October 13, 2022

We have served as the Company’s auditor since 2011.

GAUZY LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	December 31
	2021	2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	$1,763	$7,828
Restricted cash	98	93
Trade receivables, net of allowance for doubtful accounts of $307 and $277 as of December 31, 2021 and 2020, respectively (and including $61 and $54 due from related party, respectively)	1,549	1,389
Other current assets	522	569
Inventories	1,494	883
TOTAL CURRENT ASSETS	5,426	10,762

NON-CURRENT ASSETS:
Restricted long term bank deposit	142	135
Loan to target acquiree	4,582	—
Investment in marketable securities	1,299	3,749
Restricted investment in marketable securities	1,863	1,418
Operating lease right of use assets	1,915	1,243
Property and equipment, net	6,200	4,571
Intangible asset	337	575
Other assets	244	78
TOTAL NON-CURRENT ASSETS	16,582	11,769
TOTAL ASSETS	$22,008	$22,531

GAUZY LTD.
CONSOLIDATED BALANCE SHEETS — (Continued)
(U.S. dollars in thousands, except share data)

	December 31
	2021	2020
Liabilities, redeemable convertible preferred shares and capital deficiency

CURRENT LIABILITIES:
Trade payables (including $24 and $23 due to related party, respectively)	$2,468	$1,536
Other current liabilities	1,673	1,401
Employee related obligations	1,460	1,266
Current maturities of operating lease liabilities	666	486
Convertible loans (CLAs) (including $476 and $632 due to related parties, respectively)	3,143	2,933
Simple agreements for future equity (SAFEs) (including $2,000 due to related party)	3,000	—
Liability to issue shares to related party	2,000	300
Current maturities of bank loan	3,694	833
TOTAL CURRENT LIABILITIES	18,104	8,755

LONG-TERM LIABILITIES:
Long term bank loan	525	1,113
Operating lease liabilities	1,276	919
Warrants to purchase preferred shares	380	332
Other liabilities	278	275
TOTAL LONG-TERM LIABILITIES	$2,459	$2,639

COMMITMENTS AND CONTINGENT LIABILITIES (see Note 8)
TOTAL LIABILITIES	$20,563	$11,394

REDEEMABLE CONVERTIBLE PREFERRED SHARES:

Convertible Preferred Shares A, A-1, A-2 and A-3 (“Preferred Shares A”) (NIS 1.00 par value per share, 836,258 shares authorized as of December 31, 2021 and 2020, 832,012 issued and outstanding as of December 31, 2021 and 2020);

Convertible Preferred Shares B (NIS 1.00 par value per share, 100,000 and 77,834 shares authorized as of December 31, 2021 and 2020, 75,922 issued and outstanding as of December 31, 2021 and 2020;

Convertible Preferred Shares C (NIS 1.00 par value per share, 500,000 shares authorized as of December 31, 2021 and 2020, 346,746 and 248,983 issued and outstanding as of December 31, 2021 and 2020; aggregate liquidation preference of $23,325 and $16,748 as of December 31, 2021 and 2020)

TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES	$50,668	$44,362

CAPITAL DEFICIENCY:
Ordinary shares (NIS 1.00 par value per shares, 2,563,742 shares authorized as of December 31, 2021 and 2020; 630,447 and 630,180 shares issued and outstanding as of December 31, 2021 and 2020)	163	163
Additional paid-in capital	5,274	4,050
Accumulated deficit	(54,660)	(37,438)
TOTAL CAPITAL DEFICIENCY	$(49,223)	$(33,225)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CAPITAL DEFICIENCY	$22,008	$22,531

The accompanying notes are an integral part of these consolidated financial statements.

GAUZY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2021	2020
REVENUES (including $53 and $16 from related party, respectively)	$7,312	$4,741
COST OF REVENUES (including $71 and $22 from related party, respectively)	5,289	3,329
GROSS PROFIT	2,023	1,412
RESEARCH AND DEVELOPMENT EXPENSES, net	8,140	5,868
GENERAL AND ADMINISTRATIVE EXPENSES	4,447	3,628
SALES AND MARKETING EXPENSES	3,727	2,636
OPERATING LOSS	(14,291)	(10,720)

FINANCIAL EXPENSES, net	(2,790)	(1,699)
LOSS BEFORE INCOME TAX	(17,081)	(12,419)
INCOME TAX	141	43
NET AND COMPREHENSIVE LOSS	$(17,222)	$(12,462)
LOSS PER SHARE, BASIC AND DILUTED	$(27.32)	$(19.75)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	630,337	628,662

The accompanying notes are an integral part of these consolidated financial statements.

GAUZY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CAPITAL DEFICIENCY
(U.S. dollars in thousands, except per share data)

	Redeemable Convertible Preferred Shares
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares C		Ordinary shares		Additional paid-in capital	Accumulated deficit	Total capital deficiency
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2020	832,012	$24,008	75,922	$3,453			627,653	$162	$3,826	$(25,022)	$(21,034)
CHANGES DURING 2020:
Exercise of option							2,527	1			1
Conversion of SAFE, see Note 14					28,241	$1,960
Conversion of CLA, see Note 12					46,810	3,325
Issuance of preferred shares, net of issuance expenses					173,932	11,662
Extinguishment of preferred shares, see Note 11(d)		1,115		(1,161)						46	46
Share-based compensation									224		224
Net loss										(12,462)	(12,462)
BALANCE AT DECEMBER 31, 2020	832,012	25,123	75,922	2,292	248,983	16,947	630,180	163	4,050	(37,438)	(33,225)
CHANGES DURING 2021:
Exercise of options and warrants					149	10	267	*			*
Conversion of CLA, see Note 12					6,932	230
Issuance of preferred shares, net of issuance expenses					90,682	6,066
Share-based compensation									1,224		1,224
Net loss										(17,222)	(17,222)
BALANCE AT DECEMBER 31, 2021	832,012	$25,123	75,922	$2,292	346,746	$23,253	630,447	$163	$5,274	$(54,660)	$(49,223)

____________

*        Represents an amount less than $1

The accompanying notes are an integral part of these consolidated financial statements.

GAUZY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(17,222)	$(12,462)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	528	404
Unrealized losses on marketable securities	2,005	368
Share-based compensation	1,224	224
Non-cash financial expenses	431	925
Changes in operating assets and liabilities:
Trade receivables	(160)	94
Other current assets	47	(211)
Inventories	(611)	94
Operating lease assets	1,422	590
Trade payable	741	(939)
Other current liabilities	272	612
Other long-term liabilities	3	(15)
Liabilities for employees	194	76
Operating lease liabilities	(1,502)	(398)
Net cash used in operating activities	(12,628)	(10,638)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property and equipment	(1,728)	(1,234)
Investment in restricted long term bank deposits	—	(30)
Investment in long term deposits	(2)	(2)
Loan to target acquiree	(4,657)
Proceeds from sale of marketable securities	—	411
Net cash used in investing activities	(6,387)	(855)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans and issuance of warrants	2,999	1,092
Payments in respect of bank borrowings	(832)	(679)
Proceeds from exercise of options into ordinary shares	*	1
Proceeds from issuance of redeemable convertible preferred shares	5,800	11,700
Issuance expenses	(34)	(38)
Proceeds from issuance of convertible loans	—	5,550
Proceeds from issuance of SAFEs	3,000	900
Proceeds from liability for future equity	2,000	300
Net cash provided by financing activities	12,933	18,826

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(6,082)	7,333
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	22	26
BALANCE OF CASH. CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	7,921	562
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$1,861	$7,921
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH REPORTED IN THE CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	1,763	7,828
Restricted cash	98	93
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$1,861	$7,921

____________

*        Represents an amount less than $1

GAUZY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(U.S. dollars in thousands)

	Year ended December 31
	2021	2020
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Cashless exercise of warrants and conversion of other financial instruments to temporary (mezzanine) equity	$240	$5,285
Right-of-use assets obtained in exchange for lease obligations: Operating leases	$2,094	$399
Extinguishment of preferred share, see Note 11(d)	—	$46
Issuance of redeemable convertible preferred shares, see Note 11(e)	$300	—
Purchases of property and equipment	$191	$94

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$112	$112
Interest received	$3	$6
Income taxes paid	$52	$23

The accompanying notes are an integral part of these consolidated financial statements.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 — NATURE OF OPERATIONS:

a.      Gauzy Ltd. (the “Company”) was incorporated in Israel in 2009. The Company is engaged in the development, manufacturing and supply of technologies for operating and control of complex materials.

b.      In January 2014, the Company established a wholly-owned subsidiary in the United States of America in the state of Delaware, for the purpose of marketing and selling the Company’s products in the United States, named Gauzy USA Inc. (the “U.S. Subsidiary”).

c.      In March 2019, the Company established a wholly-owned subsidiary in Germany, for the purpose of producing, marketing and selling the Company’s products in Germany, named Gauzy GmbH. (the “Germany Subsidiary”).

d.      In March 2021, the Company established a wholly-owned subsidiary in China located in Shanghai, for the purpose of marketing and selling the Company’s products in China, named Gauzy Trading (Shanghai) Ltd. (the “Chinese Subsidiary”).

e.      On February 7, 2021, the Company entered into a Share Purchase Agreement with the shareholders of Vision Lite SAS, a French société par actions simplifiée (“Target Acquiree”), as amended on July 27, 2021. The Company obtained Control of Target Acquiree on January 26, 2022, see Note 19 (The Company and the Target Acquiree together — “the Group”).

f.       As of December 31, 2021, the Company had an accumulated deficit of $54,660. During the year ended December 31, 2021, the Company incurred operating losses of $14,291 and had negative cash flows from operating activities of $12,628. The Company has financed its operations mainly through the issuance of shares through private financing rounds, debt financing, warrants and simple agreements for future equity (“SAFEs”), refer to Note 20. In accordance with Group’s management assessment its existing cash and cash equivalents as of the issuance date of these financial statements, along with the Group’s estimated revenues provide sufficient resources to fund its planned operations through at least the next 12 months. As to the longer term, unless the Group reaches sufficient positive cash flows from its operations, it may be required to obtain further funding through public or private offerings, debt financings or other sources. Adequate additional funding may not be available to the Group on acceptable terms, or at all. If the Group is unable to raise capital when needed or on attractive terms, it may need to reduce, delay, or adjust its operating expenses.

g.      In late 2019, a novel strain of COVID-19 was reported in Wuhan, China which had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in-place orders in various locations. The Company closely monitors the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy. The Company implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on its employees and its business and during 2020 the Company took out an Israeli government state-guaranteed loan from an Israeli bank and a loan through the Payback Protection Program (“PPP”). In addition, the Company implemented remote working and workplace protocols for its employees in accordance with government requirements and took steps to streamline certain expenses, including temporary reduction of salaries and furloughing employees. The outbreak of COVID-19 has affected the Company’s activities in several ways, including COVID-19 related supply chain issues and COVID-19 “stay at home” and travel restrictions which disrupted sales and marketing efforts, production activities and development processes. These factors reduced revenues and cash flows during the year ended December 31, 2020 and 2021. It is not possible at this time to estimate the full impact that the COVID-19 pandemic could have on the Company’s operations in the future, as the impact will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 — NATURE OF OPERATIONS: (cont.)

In response to the COVID-19 pandemic, the Payback Protection Program (“PPP”) was established under the CARES Act in the United States. Companies who met the eligibility requirements set forth by the PPP could qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization. In May 2020, the U.S. Subsidiary received a loan of $103 under the PPP.

The Company concluded that the PPP loan should be accounted for as a government grant. As U.S. GAAP does not contain guidance on the accounting for government grants, the Company considered the guidance in International Accounting Standards, or IAS, 20, Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, “a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” Under IAS 20, government grants are recognized in income as required activities are undertaken. As the Company already believed on December 31, 2020 that it had completed the required activities by utilizing PPP proceeds for payroll and other qualified expenditures prior to December 31, 2020, it has recognized PPP as grant income, setting-off payroll and rent expenses, for the full amount of the PPP loan, $103 in 2020, and no liability for the PPP loan is reflected in the consolidated balance sheet as of December 31, 2020 and 2021. The PPP loan was forgiven in full in June 2022.

In 2020, the Company also entered into a bank loan under an Israeli government established state-guaranteed loans plan of a fund for the financial support of businesses following the outbreak of the pandemic. The loan, in the amount of New Israel Shekel (“NIS”) 2,100 ($592), has a term of 5 years. The loan bears annual interest of Prime plus 1.5% that will be paid by the Company beginning from the second year of the loan. For details see Note 6(b).

The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:

a.      Basis of presentation

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b.      Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to the fair value of financial instruments and share-based compensation, see Notes 10 and 15, respectively.

c.      Foreign Currency Translation

The Company’s revenues are generated mainly in U.S. dollars. In addition, a substantial portion of the Company’s operational costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non- U.S. dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-U.S. dollar transactions and other items in the statements of income (indicated below), the following exchange rates are used: (i) for transactions — exchange rates at transaction dates or average exchange rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization) — historical exchange rates. Currency transaction gains and losses are presented in financial income or expenses, as appropriate.

d.      Principles of consolidation

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

e.      Cash and cash equivalents and restricted cash

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

Restricted cash consists of funds that are contractually restricted as to usage or withdrawal due to funding agreements. The Company has presented restricted cash separately from cash and cash equivalents in the consolidated balance sheets. The Company includes its restricted bank deposits in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the combined statement of cash flows.

f.       Restricted long-term bank deposits

Restricted bank deposits with maturity dates of more than one year are included in restricted long-term bank deposits. Long-term bank deposits are denominated in NIS. The interest rates on the Company’s deposits range between 0.2%-1.8%. As of December 31, 2021 and 2020, the Company had a lien on the Company’s bank deposits in respect of bank guarantees granted and in order to secure the lease agreements, see Note 6(b) and Note 9, respectively. The fair value of bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

g.      Investments in marketable securities

The Company’s investments in marketable equity securities are recorded at fair value with changes in fair value recognized in financial income (expense), net in the consolidated statements of operations.

h.      Derivatives

The Company recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheet at their respective fair values. All gains and losses associated with derivatives are reported as financial income (expenses), net in the accompanying consolidated statements of operations.

i.       Inventories

Inventories are stated at the lower of cost or net realizable value. The Company determines the cost of inventory using the weighted average cost method. The Company periodically reviews its inventory levels and writes down inventory that is expected to expire prior to being sold, inventory in excess of expected sales requirements and inventory that fails to meet commercial sale specifications, with a corresponding charge to cost of sales.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

j.       Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation and amortization.

The Company’s property and equipment are depreciated by the straight-line method on the basis of their estimated useful life.

Annual rates of depreciation are as follows:

Computers and electronic equipment	3 years
Laboratory equipment	14 – 15 years
Office furniture and equipment	16 – 17 years
Production line	10 – 15 years

Leasehold improvements are amortized by the straight-line method over the expected lease term, which is shorter than the estimated useful life of the improvements.

Depreciation of property under construction begins when it is available for use, that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

k.      Intangible asset

The Company’s intangible asset resulted primarily from the RFI acquisition (see Note 5). The intangible asset is an exclusivity right, which is accounted for pursuant to Accounting Standard Codification (“ASC”) 350, Intangibles — Goodwill and Other.

Intangible assets are amortized using a straight-line amortization over their estimated useful lives. The useful life of the Company’s exclusivity right is 4 years.

l.       Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure.

For the years ended December 31, 2021 and 2020, the Company did not recognize an impairment loss for its long-lived assets.

m.     Trade Receivables

Trade receivables are presented in the Company’s consolidated balance sheets net of allowance for doubtful accounts. An allowance for doubtful accounts is maintained for potential credit losses based on the aging of trade receivables, historical bad debts experience and changes in customer payment patterns. Trade receivable balances are written off against the allowance when it is deemed probable that the receivable will not be collected. Changes in the allowance for doubtful accounts are recognized in general and administrative expenses.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

n.      Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, bank deposits, marketable securities and accounts receivables. The Company deposits cash and cash equivalents mostly with a single highly rated financial institution. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

For the year ended December 31, 2021, and 2020, the Company’s largest customer represented 18% and 32% of product revenue and 30% and 55% of accounts receivable, net, respectively.

o.      Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). The new standard requires lessees to record assets and liabilities on the balance sheet for all leases. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company adopted the standard as of January 1, 2019.

Upon initial recognition, the Company recognized a liability at the present value of the lease payments to be made over the lease term, and concurrently recognized a right of use (“ROU”) asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. The subsequent measurement depends on whether the lease is classified as finance lease or an operating lease. During the reporting periods, the Company had only operating leases.

The Company subsequently measures the ROU asset at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Further, the Company will recognize lease expense on a straight-line basis over the lease term.

p.      Contingencies

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be reasonably estimated, then the reasonably estimated liability is recorded as accrued expenses in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be reasonably estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantees are disclosed.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

q.      Share-based compensation

The Company’s employees’ and directors’ share-based payment awards are classified as equity awards. The Company accounts for these awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period using the straight-line method. Forfeitures are recognized as they occur. The Company accounts for its advisors’ equity classified share-based payment in a similar manner.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the straight-line method based on the multiple-option award approach.

r.       Employee severance benefits

The Company is required to make severance payments upon dismissal of an employee or upon termination of employment in certain circumstances. In accordance with the current employment terms with all of its employees (Section 14 of the Israeli Severance Pay Law, 1963) located in Israel, the Company makes regular deposits, at a rate of 8.33% of their monthly salary, with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s full retirement benefit obligation. The Company is relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected on the Company’s consolidated balance sheet, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies.

The amounts of severance payment expenses were $408 and $288 and for the years ended December 31, 2021 and 2020, respectively.

s.       Revenue recognition

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. In accordance with ASC Topic 606, the Company recognizes revenues when its customers obtain control of its product for an amount that reflects the consideration it expects to receive from its customers in exchange for that product. To determine revenue recognition for contracts that are determined to be in scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when such performance obligation is satisfied.

The Company’s main revenue generating activity is the sale of films (a technology that adjusts the amount of light that goes through glass surfaces) and glass surfaces combined with films. The Company’s LCG® technologies include a variety of Polymer Dispersed Liquid Crystal (PDLC) based films and Suspended Particle Device (SPD) based film, both available in rolls or custom cut-to-fit sheets. These goods are provided with an assurance-type warranty. In some contracts, the Company also provides training services to its customers shortly after the delivery of the goods, which gives rise to a separate performance obligation.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

Revenue from the sale of goods is recognized at a point in time, upon transfer of control over the goods. According to the Company’s shipment terms, control over the Company’s products is generally transferred upon delivery of the goods to the customer’s premise. Thus, shipping and handling are accounted for as fulfilment activities.

According to the Company’s payment terms, its customers generally pay 50% of consideration up-front with the remaining upon delivery while some customers have different payments terms such as 30-60 days from the invoice date. Due to the short time period between payment and delivery, the Company does not have any contracts for the provision of goods that result in the material contract assets and contract liabilities. The Company applies the practical expedient in ASC 606-10-65-1 and does not adjust the transaction price for the effects of a significant financing component when a customer pays for a good within one year or less. Also, as permitted by ASC 606, the Company does not disclose information on unearned revenue as it generally enters into binding contracts for a period of one year or less.

t.       Cost of revenues

Cost of revenue consists of raw materials used in production line for the Company’s end product, shipping and handling costs, salary of headcount related to production, employee-related expenses and overhead expenses of internal assembly line and service costs. Cost of revenues also consists of royalties to the Israel Innovation Authority, see Note 8(a).

u.      Research and development costs

Research and development costs are charged to the statement of operations as incurred. Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of payroll taxes and other employee benefits, lab expenses, consumable equipment and consulting fees. The Company receives royalty-bearing grants, which represents participation of the Israel Innovation Authority in approved programs for research and development, see Note 8(a). These grants are recognized as a reduction of research and development expenses as the related costs are incurred.

v.      Advertising expenses

Advertising costs are expensed as incurred and were approximately $137 and $45 for the years ended December 31, 2021 and 2020, respectively.

w.     Income taxes:

1)      Deferred taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future. Given the Company’s losses, the Company has provided a full valuation allowance with respect to its deferred tax assets.

2)      Uncertainty in income tax

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

x.      Loss per share

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its redeemable convertible preferred shares to be participating securities as the holders of the redeemable convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all redeemable convertible preferred shares into ordinary shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

y.      Comprehensive loss

Comprehensive loss includes no item other than net loss.

z.      Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data of similar or identical assets or liabilities.
Level 3	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

aa.    Financial instruments issued

When the Company issues preferred shares, it considers the provisions of ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) in order to determine whether the preferred share should be classified as a liability. If the instrument is not within the scope of ASC 480, the Company further analyzes the instrument’s characteristics in order to determine whether it should be classified within temporary equity (mezzanine) or within permanent equity in accordance with the provisions of ASC 480-10-S99. The Company’s redeemable convertible preferred shares are not mandatorily or

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

currently redeemable. However, they include a liquidation or Deemed Liquidation (as defined in Note 11) events that would constitute a redemption event that is outside of the Company’s control. As such, all shares of redeemable preferred shares have been presented outside of permanent equity.

When the Company issues other freestanding instruments, the Company first analyzes the provisions of ASC 480 in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the statements of operations in each period. If the instrument is not within the scope of ASC 480, the Company further analyzes the provisions of ASC 815-10 in order to determine whether the instrument should be classified within equity or classified as an asset or liability, with subsequent changes in fair value recognized in the statements of operations in each period. Generally, the Company’s issued financial instruments convertible to preferred shares are in the scope of ASC 480. For further details see Note 6 on warrants issued together with bank loans, Note 13 on warrants to purchase preferred shares, and Note 14 on simple agreements for future equity.

ab.    Loans and Convertible Loans issued

In accordance with ASC 825, Financial Instruments (“ASC 825”), the Company elected to apply the fair value option to certain convertible notes. The fair value is measured using weighted probability analysis on all scenarios under the loan. The scenarios were estimated using an option-pricing model.

The Company elected the fair value option for the CLAs, as defined in Note 12.

The Company applies ASC 815 Derivatives and Hedging to all features related to loans for which the fair value option was not elected. The Company determines whether those features are not clearly and closely related to the characteristics of the loans. Embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument.

ac.    Interest Expense

Debt discounts are created as a result of the allocation of proceeds received to a basket of debt instruments and warrants (or other instruments subsequently measured at fair value). Discounts are amortized to interest expense under the effective interest method over the life of the recognized debt liability.

Debt issuance costs include the costs of debt financings undertaken by the Company, including legal fees and other direct costs of the financing. Debt issuance costs related to a recognized debt liability are presented on the consolidated balance sheet as a direct deduction from the carrying amount of the debt liability and are amortized to interest expense over the term of the related debt, using the effective interest method.

ad.    Investment in financial assets

All financial assets are initially recorded at fair value and classified upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss.

The Company’s loan agreement with a Target Acquiree (see Note 19(b)) is classified as loans and receivables asset. Loans and receivables assets are measured at amortized cost.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a loans and receivables are calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For loans and receivables, this reversal is recognized in profit or loss.

ae.    Segment Information

The Company operates in a single operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (CODM), who is the Company’s CEO, in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon financial information on a consolidated level. Revenue by geographical region can be found in the revenue recognition disclosures in Note 7(c). Assets by geographical region can be found in Note 4.

af.     Newly issued and recently adopted accounting pronouncements:

The Company qualifies as an emerging growth company (“EGC”) as defined under the Jumpstart Our Business Startups Act (the “JOBS Act”). Using exemptions provided under the JOBS Act for EGCs, the Company has elected to defer compliance with new or revised ASUs until it is required to comply with such updates, which is generally consistent with the adoption dates of private companies.

Recent Accounting Guidance Issued:

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which requires companies to measure credit losses of financial instruments, including customer accounts receivable, utilizing a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional Accounting Standard Updates to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. As an Emerging Growth Company, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact that this ASU may have on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which clarifies and simplifies certain aspects of the accounting for income taxes. As an Emerging Growth Company, the ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect the ASU to have a material impact on its financial statements and related disclosures.

In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-4, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-4), which provides guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying generally accepted accounting principles to contracts, hedging relationships, and other transactions impacted by reference rate reform.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

The provisions of ASU 2020-4 apply only to those transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. Adoption of the provisions of ASU 2020-4 are optional and are effective from March 12, 2020 through December 31, 2022.

The Company’s debt agreements currently reference LIBOR. The Company is currently evaluating the impact that these ASUs may have on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock. As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This ASU is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company is currently evaluating the impact that these ASUs may have on its consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04 — Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, which clarifies and reduces diversity in accounting for modifications or exchanges of freestanding equity-written call options that remain equity classified after modifications or exchanges based on the substance of the transactions. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company does not expect the ASU to have a material impact on its financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, which amends ASC 805 to require acquiring entities to apply ASC 606 to recognize and measure contract assets and contract liabilities in a business combination. Under current GAAP, an acquirer recognizes such items at fair value on the acquisition date. ASU 2021-08 amends ASC 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606. As a result of the amendments, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities (deferred revenue) in a manner consistent with how the acquiree recognized and measured them in its preacquisition financial statements. In addition, as a result of the amendment, acquirer likely would subsequently recognize the same amount of revenue that the acquiree would have recognized if no business combination took place. The ASU will be effective for fiscal years beginning after December 15, 2023 and interim periods therein. The impact of the ASU depends on the business combinations entered into on the year of adoption.

In November 2021, FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. Entities are required to provide the new disclosures prospectively for all transactions with a government entity that are accounted for under either a grant or a contribution accounting model and are reflected in the financial statements at the date of initially applying the new amendments, and to new transactions entered into after that date.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

Retrospective application of the guidance is permitted. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The Company is currently evaluating the effect that ASU 2021-10 will have on its disclosures.

In June 2022, the FASB issued ASC 2022-03 Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring its fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU also introduces new disclosure requirements for equity securities subject to contractual sale restrictions. The ASU is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the effect that ASU 2022-03 will have on its consolidated financial statements and related disclosures.

NOTE 3 — INVENTORIES:

Inventories consisted of the following:

	December 31
	2021	2020
Finished products	$448	$282
Raw and packaging materials	994	512
Products in process	52	89
	$1,494	$883

NOTE 4 — PROPERTY AND EQUIPMENT:

Composition of property and equipment, grouped by major classifications, is as follows:

	December 31
	2021	2020
Cost:
Computers and electronic equipment	$187	$113
Office furniture, and equipment	254	180
Laboratory equipment	986	786
Leasehold improvements	1,739	966
Production line	3,924	3,126
	$7,090	$5,171
Less:
Accumulated depreciation	$890	$600
Property and equipment, net	$6,200	$4,571

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 — PROPERTY AND EQUIPMENT: (cont.)

Depreciation expenses were $290 and $168 in the years ended December 31, 2021 and 2020, respectively.

The following table presents the Company’s long-lived assets, net of depreciation and amortization, by geographic region:

	December 31
	2021	2020
Israel	$4,061	$2,468
USA	12	49
Europe	4,037	3,297
China	5	—
Total long-lived assets, net	$8,115	$5,814

Long-lived assets include property, plant and equipment and right-of-use (ROU) assets of leases.

NOTE 5 — INVESTMENT IN RFI ASSETS

In September 2018, the Company entered into a subscription agreement with Research Frontiers Incorporated, a Nasdaq listed company, or RFI, under which the Company purchased common stock and warrants of RFI in consideration of an amount of $2,000. In connection with the entering into of the subscription agreement, the Company received several exclusivity rights from RFI for one of its patents for developing and manufacturing a certain product of the Company. After exercising the Company’s right to invest in additional shares and warrants, and after exercising those warrants in 2019, the Company held 1,975,566 shares of RFI’s common stock. In 2020 the Company sold 136,742 shares for a total amount of $411, net of sales fee. Following the above-mentioned events, as of December 31, 2021 the Company holds 1,838,824 shares of RFI’s common stock, which represents 5.8% of RFI’s shares.

The Company’s investment in RFI common stock is recorded at fair market value and unrealized gains and losses are included in financial income (expense), net, in the consolidated statements of operations and comprehensive loss.

The price per share of RFI’s common stock as of December 31, 2021 and 2020 is $1.72 and $2.81, respectively. The revaluation of the above-mentioned investment, for the years ended December 31, 2021 and 2020, amounted to $(2,004) and $(368), respectively. The revaluation was recorded as financial expense, net, see also Note 2g.

In 2019 the Company also received an additional 4-year exclusivity for the foregoing RFI patent. The Company’s exclusivity right to RFI’s patent were accounted for as an intangible asset with the value attributed to the exclusivity being $951 as of May 2019. The exclusivity right asset is amortized over the useful life using a straight-line method, over the exclusivity period of 4 years, see Note 2k. The amortization amount was $238 for each of the years ended 2021 and 2020, respectively, and recorded in research and development expenses. The amortization expense for the year 2022 and 2023 is expected to be $238 and $98, respectively.

During 2020, the Company entered into an additional loan agreement with an Israeli bank in the amount of $500, see Note 6(a). According to this loan agreement, the Company granted the bank a first-ranking fixed charge on 1,083,383 of RFI’s shares held by the Company up to the remaining loans balance as of December 31, 2020 in the amount of $1,418.

During 2021, the Company entered into an additional loan agreement with an Israeli bank in the amount of $3,000, see Note 6(a). As of December 31, 2021, the restricted amount from the Company’s RFI shares pledged the bank increased to the amount of $1,863.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — BANK LOANS:

a.      During 2018, the Company entered into a loan agreement with an Israeli bank in the amount of $1,000 (the “2018 Loan”). The annual interest rate was LIBOR + 6.5% and the loan was to be repaid in 30 monthly payments beginning in December 2018. As part of the terms of the loan, the Company issued to the bank warrants to purchase 7,700 series A-3 preferred shares at an exercise price of $25.97 per share and exercisable for 6 years commencing from the date of the loan, see Note 13(a). In addition, under the terms of the warrant, the holder has the right to receive an alternative payment of $150 in lieu of shares in the event of an IPO or certain liquidity events, or if the holder is required under certain circumstances to exercise the warrant. In May 2021, the 2018 Loan was repaid in full.

During 2019, the Company entered into a loan agreement with an Israeli bank in the amount of $1,000 (the “2019 Loan”). The annual interest rate is LIBOR + 6.5% and the loan will be repaid in 30 monthly payments beginning in April 2020. In addition, in the case of an IPO or certain liquidity events, the bank shall be entitled to receive a bonus of $200 (the “Bonus”).

During 2020, the Company entered into an additional loan agreement with an Israeli bank in the amount of $500 (the “2020 Loan”). The annual interest rate is Libor + 10.5% and the loan will be repaid in 30 monthly payments beginning in March 2021. As part of the terms of the loan, the Company issued to the bank warrants to purchase 892 series C preferred shares at an exercise price of $63 per share and exercisable for 8 years commencing from the date of the loan, see Note 13(a). In addition, under the terms of the warrant, the holder has the right to receive an alternative payment of $60 in lieu of shares in the event of an IPO or certain liquidity events, or if the holder is required under certain circumstances to exercise the warrant.

On October 19, 2021, the Company entered into an additional loan facility agreement with an Israeli bank, pursuant to which the Company borrowed an aggregate loan amount of $3,000, which bears interest at a rate of 4.2% per annum (the “2021 Loan”). The 2021 Loan is to repaid within 6 months and no later than March 2022. As part of the terms of the 2021 Loan, the Company issued to the bank warrants to purchase 1,310 the most senior class of shares, currently series D preferred shares, at an exercise price of $137.36 per share and exercisable for 8 years commencing from the date of the loan, see Note 13(a).

The 2019 Loan, 2020 Loan, and 2021 Loan (collectively, the “Bank Loans”) are secured by first ranking floating and fixed charges on substantially all of the Company’s tangible and intangible assets including intellectual property as well as first-priority fixed charge on all of the Company’s financial assets within its bank account.

The loan agreements governing the Bank Loans contain certain financial covenants, including that the Company maintains a minimum aggregate cash balance deposited in the bank of the higher of $300 or 20% from 2021 loan balance and 33% of other existing loans balances; Furthermore, according to the agreements governing the Bank Loans, the Company granted the bank a first-ranking fixed charge on 1,083,383 of RFI’s shares held by the Company, to secure the outstanding loans balance. As of December 31, 2021, the restricted amount from the Company’s marketable securities is in the amount of $1,863.

As of December 31, 2021 and 2020, the Company is in compliance with all covenants, including maintaining a minimum aggregate cash balance as mentioned above. In the event the Company fails to meet any of the financial covenants, the lender may, by notice to the Company, declare the then outstanding principal and accrued interest on the loans to be due and payable.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 — BANK LOANS: (cont.)

The warrants issued to the bank are classified as liabilities under ASC 480, as they are convertible to contingently redeemable preferred shares, and thus embody an obligation. The obligation to pay the Bonus to the bank meets the definition of a ‘derivative’ under ASC 815-10-15-83. Thus, both financial instruments are subsequently measured at fair value through profit or loss, see also Note 13(a).

The total interest expenses related to the Bank Loans mentioned above amounted to $196 and $269 for the years ended 2021 and 2020, respectively. The imputed interest of the Bank Loans mostly ranges between 7% to 30%. The face amount of the Bank Loans as of December 31, 2021 and 2020 is $3,685 and $1,418, respectively.

The carrying amounts of the Bank Loans approximate their fair value.

In January 2022, the Bank Loans were repaid in full following the signing of the Facility Agreement, see Note 20(c).

b.      In 2020, the Company also entered into a bank loan under an Israeli government established state-guaranteed loan for the financial support of businesses following the outbreak of the COVID pandemic. The loan, in the amount of $592 (approximately NIS 2.1 million), has a term of 5 years. The loan bears annual interest of the prime rate plus 1.5% that is paid by the Company beginning from the second year of the loan. The total interest expenses related to COVID Loan amounted to $11 and $0 for the years ended 2021 and 2020, respectively.

As of December 31, 2020 and 2021, the Company has a lien against its bank deposit in the amount of $34, in respect of the aforementioned bank loan granted under the Israeli government as support for the COVID pandemic.

As of December 31, 2021, the required annual principal payments of long-term debt, starting from the year 2022, are as follows:

December 31, 2021
2022	$3,703
2023	313
2024	171
2025	73
Total	$4,260

NOTE 7 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.      Other current assets:

	December 31
	2021	2020
Institutions – mainly VAT	$339	$368
Advances to suppliers	40	48
Grant receivable	—	15
Other	143	138
	$522	$569

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 7 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

b.      Other current liabilities:

Accrued expenses	$1,047	$1,065
Institutions	164	59
Warranty liability	191	173
Expenses payable and other	271	104
	$1,673	$1,401

Statements of operations:

c.      Revenues:

Disaggregation of Revenue

The following table summarizes revenue by region based on the shipping address of customers:

	Year ended December 31
	2021	2020
United States	$4,080	$2,430
Israel	745	319
Europe	1,304	1,338
China	476	—
Rest of world	707	654
	$7,312	$4,741

d.      Financial expense, net:

	Year ended December 31
	2021	2020
Change in fair value of marketable securities measured at fair value	$(2,004)	$(368)
Change in fair value of warrants and financial liabilities measured at fair value	(351)	(985)
Interest expense on loans	(207)	(269)
Foreign exchange loss, net	(198)	(34)
Other, net	(30)	(43)
Total financial income (expense), net	$(2,790)	$(1,699)

NOTE 8 — COMMITMENTS AND CONTINGENT LIABILITIES:

a.      Israel Innovation Authority (“IIA”) grants program

In February 2014, the Company received approval from the IIA for participation in research and development activities performed by the Company (“Support Grant”) during 2013 in the amount of $92. As of December 31, 2021, and the date of approval of these financial statements, the Company received a total amount of $77, under the Support Grant. The Company is obligated to pay royalties of 3% to 3.5% to the government of Israel, computed based on the revenues from sales of products that the Company is developing that are assisted by the Support Grant until 100% of the Support Grant, linked to the U.S. dollar, is repaid. Pursuant to reporting and royalty payment procedures of the IIA, such royalties are to be paid at an annual interest rate equal to LIBOR (“the IIA Royalties Computation Method”).

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 — COMMITMENTS AND CONTINGENT LIABILITIES: (cont.)

In December 2016, and December 2017, the Company received approvals from the IIA for additional Support Grants for research and development activities performed by the Company during the 12 months ended November 30, 2017, and November 30, 2018, in an aggregate amount of approximately $680 (NIS 2,641) and $480 (NIS 1,565), respectively. The Company is obligated to pay royalties of 1% to 1.5% royalties to the government of Israel, computed based on the IIA Royalties Computation Method.

As part of the Support Grant programs, the Company received total amounts of $737 (NIS 2,641) and $437 (NIS 1,565), respectively. The Company did not receive any grants during 2020 and 2021 and is not expected to receive further grants under the IIA grants program.

The Company’s royalty expenses to the government of Israel for the years ended December 31, 2021 and 2020 in respect of the mentioned programs were $27 and $15, respectively.

As of December 31, 2021, the Company had a contingent obligation to the IIA in the amount of approximately $1,334 including annual interest of LIBOR linked to the dollar.

b.      Agreement with an investment banker

During the year ended December 31, 2020 the Company entered into a contract with an investment banker, as subsequently amended for the purpose of obtaining advisory services regarding possible future mergers, possible fund raising and debt financing alternatives. For those services, the Company agreed to pay a fee equal to a percentage of the principal amount of debt issued by and/or committed to the Company in a debt financing, and the gross proceeds raised in a PIPE, and a fixed amount for the closing of the Target Acquiree acquisition, all net of taxes, at the closing of the fund-raising round, debt financing and business combination transaction.

For more information on the closing on round D financing round, closing of an M&A and facility agreement, see Notes 20(a), 19 and 20(d), respectively.

NOTE 9 — OPERATING LEASES:

The Company leases research and development facilities, production facilities and executive offices in Israel, production facilities in Germany and offices in the United States and China, under several lease agreements.

The lease agreements for the facilities in Israel are denominated in NIS and linked to the Israeli consumer price index (“CPI”). The lease agreements for the facilities in Germany are denominated in Euro. The lease agreements for the facilities in the United States are denominated in USD. The lease agreements for the facilities in the China are denominated in RMB.

The remaining lease terms are up to 9.5 years as of December 31, 2021, including the option to extend the lease period.

In addition, the Company provided a rental security in the form of restricted bank deposit of total $103, and rental securities in the form of restricted deposit of total $71, in order to secure the lease agreements.

The Company entered into operating lease agreements in connection with the leasing of several vehicles. The lease periods are generally for three years and the payments are linked to the Israeli CPI. To secure the terms of the lease agreements, the Company has made certain prepayments to the leasing company, representing approximately three months of lease payments. These amounts have been recorded as part of the operating lease right to use assets.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 — OPERATING LEASES: (cont.)

Operating lease costs for the years ended December 31, 2020 and 2021 are as follows:

	Year Ended December 31
	2021	2020
Office and operational spaces lease expenses	$769	$502
Vehicle lease expenses	$45	$48
Total	$814	$550

Additional information for the years ended December 31, 2020 and 2021:

	Year Ended December 31
	2021	2020
Short-term lease cost	$—	$12
Variable lease cost	$24	$10

Operating cash flows, for amounts included in the measurement of lease liabilities are as follows:

	Year Ended December 31
	2021	2020
Office and operational spaces lease expenses	$764	$516
Vehicle lease expenses	$49	$50

Supplemental information related to leases are as follows:

	December 31
	2021	2020
Operating lease right-of-use assets	$1,915	$1,243
Operating lease liabilities	$1,942	$1,405
Weighted average remaining lease term	1.40	3.52
Weighted average discount rate	9.38%	8.20%

As of December 31, 2021, the Company has not entered into lease agreements that include options to extend them that are not included in the measurement of the lease liability.

Maturities of lease liabilities are as follows:

2022	581
2023	551
2024	554
2025	99
2026	101
2027 and thereafter	458
Total lease payments	2,344
Less imputed interest	402
Total lease liabilities	1,942

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 — FAIR VALUE MEASUREMENTS:

The Company’s assets and liabilities that are measured at fair value as of December 31, 2021, and December 31, 2020, are classified in the tables below in one of the three categories described in “Note 2 — Fair value measurement” above:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial Assets
RFI Shares	$3,162			$3,162

Financial Liabilities
Warrants			380	380
CLAs			3,143	3,143
SAFE			3,000	3,000
Other			$195	$195
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial Assets
RFI Shares	$5,167			$5,167

Financial Liabilities
Warrants			332	332
CLAs			2,933	2,933
Other			$199	$199

The following is a roll forward of the fair value of liabilities classified under Level 3:

	2021				2020
	Warrants	SAFEs	CLAs	Other	Warrants	SAFEs	CLAs	Other
January 1	$332	$—	$2,933	$199	$183	$—	$—	$187
Issuance	30	3,000			62	900	5,550	—
Change in fair value	28		440	(4)	87	60	708	12
Classification to equity	(10)		(230)		—	(960)	(3,325)	—
December 31	$380	$3,000	$3,143	$195	$332	$—	$2,933	$199

The fair value of the Company’s assets and liabilities that are classified as Level 3 for the December 2020 and 2021 valuation was estimated using a hybrid model in order to reflect two scenarios: (1) IPO event and (2) other liquidation events. The IPO scenario was based on the fair value of the Company’s business based on management estimation. The other liquidation events scenario was based on various market indications using an option pricing model (OPM) (income approach-based valuation technique). Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding the Company’s expected future revenue, expenses, and future cash flows, discount rates, the selection of comparable public companies, and the probability of and timing associated with possible future events.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 10 — FAIR VALUE MEASUREMENTS: (cont.)

The following table presents the main assumptions used in the hybrid model for the periods presented:

	December 31,
	2021	2020
Expected volatility	41.37%	42.83%
Assumptions regarding the price of the underlying shares:
Probability of an IPO scenario	25%	35%
Expected time to IPO (years)	1	0.5
Probability of liquidation events	75%	65%
Expected time to liquidation (years)	2.5	2.5

A significant increase in the expected volatility, probability of IPO, in isolation, could increase the fair value of the related instruments. A significant decrease in expected term or expected time to IPO, in isolation, could decrease the fair value of related instruments. In combination, changes in these inputs could result in a significantly higher or lower fair value measurement if the input changes were to be aligned or could result in a minimally higher or lower fair value measurement if the input changes were of a compensating nature.

NOTE 11 — REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY:

a.      As of December 31, 2021 and 2020, the share capital is composed of 1 NIS par value shares, as follows:

	December 31, 2021
	Authorized	Issued and paid	Carrying Value	Liquidation Preference
Ordinary Shares	2,563,742	630,447	$163
Preferred A Shares	305,912	303,788	$9,174
Preferred A-1 Shares	53,674	53,674	$1,620
Preferred A-2 Shares	58,544	58,544	$1,768
Preferred A-3 Shares	418,128	416,006	$12,561
Preferred B Shares	100,000	75,922	$2,292
Preferred C Shares	500,000	346,746	$23,253	$23,325
	December 31, 2020
	Authorized	Issued and paid	Carrying Value	Liquidation Preference
Ordinary Shares	2,563,742	630,180	$163
Preferred A Shares	305,912	303,788	$9,174
Preferred A-1 Shares	53,674	53,674	$1,620
Preferred A-2 Shares	58,544	58,544	$1,768
Preferred A-3 Shares	418,128	416,006	$12,561
Preferred B Shares	100,000	75,922	$2,292
Preferred C Shares	500,000	248,983	$16,947	$16,748

b.      Each ordinary share confers upon its holder the right to one vote and to receive dividends as declared by the Board of Directors of the Company. Since inception, the Company has not declared any dividends.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 — REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY: (cont.)

c.      Preferred shares prior to the Amendment of the Company’s Articles of Association:

During September 2020, a Share Purchase Agreement was entered into between the Company and a new investor for the total amount of $10,000 for the issuance of series C preferred shares. The series C preferred shares were issued in September 2020. Following the issuance of series C preferred shares the Company’s Articles of Association was amended as of September 24, 2020 to include the changes in the Company’s preferred shares rights.

Prior to September 24, 2020, the holders of the redeemable convertible preferred shares A, A-1, A-2, A-3 and B (the “Series A and B Preferred Shares”) had the following rights, preferences and privileges:

Voting rights:

The holder of each Series A and B Preferred Share had the right to one vote for each ordinary share into which such preferred share could then be converted.

Right to convert:

a)      Each Series A and B Preferred Share is convertible, at the option of the holder thereof, at any time after the issuance of such share, into such number of fully paid and non-assessable ordinary shares of the Company as is determined by the conversion rate then in effect for such preferred share, based on the share’s conversion price (see below).

b)      The initial conversion price per share for the Series A and B Preferred Shares is their applicable original issue price, provided, however, that the conversion price for the Series A and B Preferred Shares is subject to adjustments, as described in the Company’s Articles of Association (see below).

Automatic conversion:

Each Series A and B Preferred Share shall be automatically converted, without payment of additional consideration, into ordinary shares at the conversion rate then in effect, upon the earlier of: (a) a Qualified IPO, as defined below, or (b) if the majority of the then outstanding Series A and B Preferred Shares voting together as a single class have requested in writing to convert their shares into ordinary shares.

Qualified IPO means, an (i) IPO yielding net proceeds to the Company of at least $30,000 and having a pre-money valuation that equals or exceeds the Target Value, as defined below, or (ii) other offering or listing of the Company (including by way of merger) whereby the post-offering or listing market cap of the Company equals or exceeds the Target Value.

Target Value means, $250,000, if the IPO, the transaction, or the Deemed Liquidation (as defined below), as applicable, is consummated on or after the eighteen-month anniversary of the Series C round that occurred in September 2020.

Anti-dilution protection:

The Series A and B Preferred Shares have certain anti-dilution protection. According to the anti-dilution rights, the conversion price then in effect for such preferred share shall be reduced, concurrently, for no additional consideration in an event the Company issues new securities for an effective price which is less than the applicable conversion price then in effect for each Series A and B Preferred Share.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 — REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY: (cont.)

Distribution preference:

In the event of any Distribution Event (as defined below) all of the assets or proceeds available for distribution to the shareholders (the “Distributable Proceeds”) shall be distributed among the Company’s shareholders in accordance with the following order of preference:

First, each holder of Series A and B Preferred Shares shall be entitled to receive prior and in preference to the distribution of any Distributable Proceeds to the holders of ordinary shares, (i) an amount per each Preferred Shares held by such holder equal to 2 times the original issue price (the “Liquidation Return”); plus (ii) any amount equal to declared but unpaid dividends per each Preferred Shares, less (iii) the amount of any dividends paid on the account of each Preferred Shares in preference (collectively with (i) and (ii), the “Preferred Preference”). In the event that the Distributable Proceeds shall be insufficient to make payment of the full preferred preference to all holders of Preferred Shares per each Preferred Share held thereby, then all Distributable Proceeds shall be distributed rateably among the holders of the Series A and B Preferred Shares in proportion to the preferred preference amount each such holder would otherwise be entitled to receive.

Second, upon payment in full of the preferred preference to the holders of Preferred Shares, the remaining Distributable Proceeds (if any), shall be distributed pro-rata and on an as-converted basis among the holders of shares of the Company.

Notwithstanding the aforementioned, if a conversion of the Series A and B Preferred Shares into ordinary shares immediately prior to the applicable distribution of the Distributable Proceeds would result in the holders of Series A and B Preferred Shares receiving a greater payment in respect of such preferred shares (taking into account any amount actually previously paid to the holders of Series A and B Preferred Shares on account of the distribution), then, the holders of Series A and B Preferred Shares shall automatically and without the need for any other action participate in such distribution together with the holders of ordinary shares, on a pari passu and as-converted basis (instead of receiving the preferred preference as stated above, and without the need to actually convert such preferred shares into ordinary shares).

A Distribution Event includes a Deemed Liquidation event, which is defined, among other things, as a sale of all or substantially all of the issued and outstanding shares of the Company to any person or entity and a merger of the Company in which the shareholders of the Company immediately prior to such merger do not hold a majority of the shares and voting rights of the surviving entity, or any transaction or series of transactions in which a person or entity or group of person or entities acquire more than 50% of the issued and outstanding shares of the Company, on an as converted basis.

d.      Preferred shares after the Amendment of the Company’s Articles of Association:

Amendment of distribution preference:

In the event of a liquidation or a distribution, the Distributable Proceeds shall be distributed among the shareholders on a pro rata basis amongst themselves (on an as-converted basis) according to the following order of preference:

First, the holders of preferred C shares shall be entitled to receive, from the Distributable Proceeds, on a pro-rata and an as-converted basis among the holders of the preferred C shares, prior and in preference to the holders of the preferred B shares, the preferred A-3 shares, the preferred A-2 shares, the preferred A-1 shares, the preferred A shares and the holders of ordinary

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 — REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY: (cont.)

shares, for each preferred C share held by them, an amount equal to the original issue price of each preferred C share (as adjusted for any recapitalization, share combinations, share dividends, share splits and the like with respect to such shares), plus any declared an unpaid dividend, from the date of issuance of such share until the date of distribution of such Distributable Proceeds, less any amount previously paid in respect of the Preferred C Shares pursuant to this distribution preference. In the event that the Distributable Proceeds shall be insufficient for the distribution of the preferred C preference amount in full to all of the preferred C holders, the Distributable Proceeds shall be distributed among the preferred C holders on a pro rata basis in proportion to the amounts such holders would have received had the remaining Distributable Proceeds been sufficient for the distribution of the preferred C preference amount in full.

Thereafter, after payment in full of the preferred C preference amount, the remaining Distributable Proceeds, if any, shall be distributed pro-rata (treating the preferred shares on an as-converted basis) among all the holders of all preferred shares (other than the preferred C shares which will receive distributions pursuant to the preference mentioned above) and the holders of ordinary shares.

Notwithstanding the foregoing, in the event the Distributable Proceeds are in an amount equal or greater than the preferred C preference had the preferred C holders been converted to ordinary shares immediately prior to such distribution, then all Distributable Proceeds shall be distributed amongst all holders of shares of the Company on a pro-rata basis and the preference mentioned above shall not apply.

The Amendment of the Company’s Articles of Association was accounted for as an extinguishment of Series A and B Preferred Shares. This is because the fair value of each series of the preferred shares immediately after the amendment was significantly different from the fair value before the amendment. The Company also considered qualitative factors in reaching its conclusion. The Company applied the derecognition accounting model of ASC 260-10-S99-2, and recognized the difference between the preferred shares carrying amount and their fair value in retained earnings (accumulated deficit) of $46. This amount was also reduced from net loss available to common shareholders for the purpose of the loss per share calculation.

The Company concluded that the preferred shares, before and after the amendment of the Company’s Articles of Association, should be presented outside permanent equity. This is because under both versions of the Articles of Association, they include Deemed Liquidation events that would constitute a redemption event that is outside of the Company’s control.

e.      During the fourth quarter of 2020, share purchase agreements were signed between the Company and certain investors of the Company for a total investment amount of $11,662, net of issuance expenses in the amount of $38, in consideration for the issuance of 173,932 preferred C Shares.

In December 2020, the Company received $300 from an investor, on account of a future issuance of shares. The Company’s recognized a liability for this amount, until the transaction was finalized. In April 2021 the Company issued 4,459 preferred C shares to the investor.

During January 2021, joinder agreements were entered into between the Company and certain current investors of the Company for a total investment amount of $5,766 ($5,800 net of issuance expenses in the amount of $34) in consideration for the issuance of 86,223 preferred C shares.

F.      For issuance of Preferred D Shares see Note 20(a).

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 12 — CONVERTIBLE LOAN AGREEMENTS:

a.      During the first quarter of 2020, the Company entered into convertible loan agreements (the “CLA”) with three lenders (the “CLA Lenders”) pursuant to which the CLA Lenders agreed to loan the Company a sum of $2,550 (“Loan Amount”). The CLAs were issued with warrants to purchase series C shares, see Note 13(b), and bear 10% annual interest and matured on July 31, 2021 (“Maturity Date”). If the Loan Amount is repaid or converted prior to the Maturity Date, the interest will be calculated as of the Maturity Date and not the actual repayment or conversion date.

The CLA contains conversion clauses such as:

1)      Conversion upon a Qualified Financing (as defined in the CLA agreements, “Qualified Financing”) the CLA Lenders may require the Company to convert the Loan Amount into the Company’s most senior class shares issued in the Qualified Financing equal to the number determined by dividing the Loan Amount by the price per share in the Qualified Financing.

2)      Merger and Acquisition (M&A) Transaction — the CLA Lenders may require the Company to either repay the Loan Amount and the interest or to convert the Loan Amount into the most senior class of shares of the Company existing immediately prior to the closing of such event at a conversion price per share equal to the lower of:

(i)     the price per share in such an event; and

(ii)    a price per share reflecting a $110,000 pre-money Company valuation on a fully diluted basis as of such date.

3)      Conversion upon the Maturity Date — the CLA Lenders shall either require the Company to repay the Loan Amount and the interest or to convert the Loan Amount into the most senior class of shares of the Company outstanding at the time of such conversion (but of a new sub-class if there are a differing issuance prices) as follows:

(i)     if a Qualified Financing has occurred, the Loan Amount shall be converted in accordance with conversion upon a Qualified Financing;

(ii)    if a Qualified Financing has not occurred but a Non-Qualified Financing (as defined in the CLA agreements, “Non-Qualified Financing”) has occurred, the Loan Amount shall be converted at a price per share equal to the number determined by dividing the Loan Amount by the lowest price per share in any Non-Qualified Financing; and

(iii)   if neither a Qualified Financing nor a Non-Qualified Financing has occurred, the Loan Amount shall be converted at a price per share reflecting a $77,000 pre-money Company valuation on a fully diluted basis as of such date. Based on that, as of December 31, 2020 the loan (including accrued interest) is convertible into 43,595 Preferred C shares.

4)      Upon repayment or conversion of the Loan Amount, the CLA Lenders shall have the right to receive the interest as a cash payment or to convert the interest into shares of the Company. In the event the lenders elects to convert the interest into shares of the Company, the interest shall be converted as follows:

(i)     if such conversion is in connection with the conversion of the Loan Amount, the interest shall be converted together with and pursuant to the same terms as the Loan Amount; and

(ii)    if such conversion is in connection with the repayment of the Loan Amount, the interest shall be converted into the most senior class of shares of the Company outstanding at the time of such conversion (but of a new sub-class if there are differing issuance prices), equal to the number determined by dividing the interest by a price per share reflecting a $77,000 pre-money Company valuation on a fully diluted basis as of such date.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 12 — CONVERTIBLE LOAN AGREEMENTS: (cont.)

During January 2021, one of the CLA Lenders converted its CLA into 3,418 series C preferred shares, for an amount of $230 including accrued interest. As a result of the CLA having converted into series C preferred shares in January 2021, its warrants expired according to its terms.

In October 2021, the Company entered into amendment to the CLA whereby the two remaining CLA Lenders under such CLA agreed to amend the CLA such that: (i) the Maturity Date was extended to July 31, 2022, (ii) the interest on the loan should be accrued and be compounded on a quarterly basis commencing August 1, 2021, (iii) repayment of the loan shall only occur upon 60 days’ prior written notice by the Company to the CLA Lenders, (iv) to the extent the Company is unable to repay the loan by the amended Maturity Date, the CLA Lenders shall agree to a further extension, and (v) the amendment shall take effect from July 15, 2021. As of the date of the financial statements, the Company is negotiating an additional amendment to the CLA, among other things, to further extend the maturity date.

In January 2022, the CLA Lenders entered into an agreement with the lenders under the Facility Agreement (see Note 20(i)).

As of December 31, 2021, the remaining balance of the CLA (including the accrued interest) is convertible into 42,185 series C preferred shares.

b.      During March 2020, the Company entered into an additional convertible loan agreement (the “Subsequent CLA”) with a lender (pursuant to which the lender agreed to loan the Company a sum of $3,000 (the “Subsequent Loan Amount”). The Subsequent CLA was issued with warrants to purchase preferred C shares, see Note 13(c), and bore 8% annual interest with a maturity date of March 25, 2022.

Pursuant to the Subsequent CLA, the loan may be converted by the lender, inter alia, upon the occurrence of a Qualified Financing (as defined in the Subsequent CLA, “Qualified Financing”). Upon a Qualified Financing, the Subsequent Loan Amount shall immediately and automatically convert into the Company’s most senior class shares issued in the Qualified Financing equal to the number determined by dividing the Subsequent Loan Amount by the lower of:

(i)     the lowest price per share in the Qualified Financing; or

(ii)    a price per share reflecting a $110,000 pre-money Company valuation on a fully diluted basis as of such date.

In September 2020, as a result of a Qualified Financing, the lender converted the Subsequent Loan Amount into 49,426 series C preferred shares, out of which 46,810 series C preferred shares were issued in September 2020 and 2,616 Series C Preferred Shares, were issued in April 2021. As a result of the Subsequent CLA having converted into series C preferred shares in September 2020, its warrants expired according to their terms.

The Company concluded that the CLAs and Subsequent CLA do not contain a beneficial conversion feature pursuant to the provisions of ASC 470-20, “Debt with Conversion and Other Options”. In addition, the CLAs and Subsequent CLA do not contain a cash conversion option. As the instruments contain multiple embedded features, the Company elected to account for the CLAs and Subsequent CLA under the fair value option in accordance with ASC 825. Under the fair value option, changes in fair value are recorded in earnings. The Company recorded financial expense amounting to $440 and $708 for the years ended December 31, 2021 and 2020, respectively. These amounts include interest accrued on the loan.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 13 — WARRANTS TO PURCHASE PREFERRED SHARES:

a.      During 2018, the Company entered into a loan agreement with an Israeli bank in the amount of $1,000, see Note 6(a). As part of the terms of the loan, the Company issued to the bank warrants to purchase 7,700 series A-3 preferred shares at an exercise price of $25.97 per share and exercisable for 6 years commencing from the date of the loan. In addition, under the terms of the warrant, the holder has the right to receive an alternative payment of $150 in lieu of shares in the event of an IPO or certain liquidity events, or if the holder is required under certain circumstances to exercise the warrant.

During 2020 the Company entered into an additional loan agreement with an Israeli bank in the amount of $500, see Note 6a. As part of the terms of the loan, the Company issued to the bank warrants to purchase 892 series C preferred shares at an exercise price of $63 per share and exercisable for 8 years commencing from the date of the loan. In addition, under the terms of the warrant, the holder has the right to receive an alternative payment of $60 in lieu of shares in the event of an IPO or certain liquidity events, or if the holder is required under certain circumstances to exercise the warrant.

In October 2021 the Company entered into an additional loan agreement with the bank in the amount of $3,000, see Note 6(a). As part of the terms of the loan, the Company issued to the bank warrants to purchase 1,310 the most senior class of shares, currently series D preferred shares, at an exercise price of $137.36 per share and exercisable for 8 years commencing from the date of the loan.

b.      During January to March 2020, the Company entered into CLAs with three lenders, see Note 12(a). The CLAs included a grant of warrants to purchase an aggregate of 5,415 series C preferred shares exercisable at $47.09 per share for a period commencing upon the repayment date of the CLA and ending two years thereafter. In addition, the warrants expire upon the conversion of the loan amount into shares of the Company in accordance with the CLAs’ terms. During January 2021, one of the lenders converted its CLA into series C preferred shares in for an amount of $230 including accrued interest. As a result of the CLA having converted into series C preferred shares in January 2021, its warrants to purchase 425 series C preferred shares expired according to its terms. As of December 31, 2021, there are outstanding warrants to purchase 4,990 series C preferred shares.

c.      During March 2020, the Company entered into a Subsequent CLA a lender, see Note 12(b). The Subsequent CLA included a grant of warrants to purchase an aggregate of 6,371 series C preferred shares exercisable at $47.09 per share for a period commencing upon the repayment date of the CLA and ending two years thereafter. In addition, the warrants expire upon the conversion of the loan amount into shares of the Company in accordance with the Subsequent CLAs’ terms. In September 2020, the lender converted the Subsequent Loan Amount in full into series C preferred shares and consequently the Subsequent CLA expired according to its terms and consequently its warrants purchase 6,371 series C preferred shares expired according to its terms.

d.      On February 12, 2020, the Company issued warrants an institutional investor to purchase preferred shares in connection with the provision of a credit facility, that was not drawn down upon. The warrant is exercisable into 446 series C preferred shares at an exercise price of $67.26 per share until the earlier of (i) the closing of an IPO or change of control event or (ii) the sixth anniversary of the date of issuance.

The Company classified the warrants for the purchase of shares of its convertible Preferred Shares as a liability in its consolidated balance sheets as these warrants were freestanding financial instruments which underlying shares are contingently redeemable (upon a certain liquidation events) and, therefore, may obligate the Company to transfer assets at some point in the future. The warrant liability was initially recorded at fair value upon the date of issuance and was subsequently remeasured at fair value at each reporting date. The Company recorded revaluation expenses amounting to $28 and $87 for the years ended 2021 and 2020, respectively, and recorded as financial income (expense), net, in the Statement of Operations and Comprehensive Loss.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 14 — SIMPLE AGREEMENTS FOR FUTURE EQUITY:

Between the years 2018 and 2021, the Company entered into multiple SAFEs. The SAFEs are convertible into preferred shares as described below, either at the final date of the agreement or upon other future events such as the occurrence of a qualified or a non-qualified financing (defined in the agreements) and a liquidation event (which includes an M&A transaction).

a.      During March 2019, a SAFE was entered into between the Company and an investor for a future issuance of series C preferred C shares for a total amount of $1,000. The SAFE was subsequently converted into a total of 14,862 series C preferred shares in September 2020.

b.      During March 2020, a SAFE was entered into between the Company and an investor for a future issuance of series C preferred shares for a total amount of $900. The SAFE was subsequently converted into a total of 14,277 series C preferred shares, out of which 13,379 series C preferred shares were issued in September 2020 and 898 series C preferred shares were issued in April 2021.

c.      During August 2021, a SAFE was entered into between the Company and several existing investors for a future issuance of series D preferred shares for a total amount of $3,000. In addition, the SAFE holders received all the rights of Series D Round investors including, inter alia, the issuance of warrants to purchase series D-1 preferred shares, see Note 20(a). The SAFE was converted into a total of 21,841 series D preferred shares in January 2022, see Note 20(a).

The Company classified the SAFEs as liabilities in its consolidated balance sheets in accordance with ASC 480-10. The SAFEs liabilities were initially recorded at fair value upon the date of issuance and were subsequently remeasured at fair value at each reporting date. The Company recorded related financial expense amounting to $0 and $60 for the years ended December 31, 2021 and December 31, 2020, respectively.

NOTE 15 — SHARE-BASED COMPENSATION:

In May 2016, the Board of Directors approved a new equity incentive plan (the “Plan”). In October 2016, a pool of 36,600 ordinary shares for grant to Company employees, consultants, directors and other service providers was approved. In September 2018, the Board of Directors approved an additional pool of 39,772 ordinary shares for grant to the Company’s CEO. In September 2020, the Board of Directors approved an increase of the pool of 66,101 ordinary shares for grant to Company employees, consultants, directors and other service providers. In March 2021, the Board of Directors approved an additional increase of the pool of 94,461 ordinary shares for grant to the Company’s CEO.

As of December 31, 2021, 104,635 shares remain available for grant under the Plan. The Company’s option awards generally vest over a four year period, with 25% of the options vesting on the first year anniversary of grant and the remaining options vesting over the remaining period every quarter, and have a maximum term of 10 years.

In January 2022, the Board of Directors approved an additional increase in the number of ordinary shares to be awarded in the pool, see Note 20(f) for further details.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 15 — SHARE-BASED COMPENSATION: (cont.)

Options granted to employees and non-employees:

In the years ended December 31, 2021, and 2020, the Company granted options as follows:

	Year ended December 31, 2021
	Award amount	Exercise price	Vesting period	Expiration
Employees	138,999	1 NIS	up to 4 years	10 years
Subcontractors	4,543	1 NIS	4 years	10 years
Directors	8,922	1 NIS	4 years	10 years
Total granted	152,464
	Year ended December 31, 2020
	Award amount	Exercise price	Vesting period	Expiration
Employees	11,918	1 NIS	up to 4 years	10 years

The fair value of options granted to employees, subcontractors and directors during 2021 and 2020 was $5,526 and $320, accordingly.

The fair value of each option granted is estimated using the Black-Scholes option pricing method. The volatility was calculated on a daily basis for a period equal to the expected term of each option, and based on the 75th percentile of the observations from comparable companies.

The estimation of the risk free interest rates was based on the zero coupon yield of U.S. Treasury bonds for the expected term of each option. The Company’s management uses the simplified method for as its expected life for employees, and the expected term of each option as its expected life for sub-contractors. The Company’s historical share option exercise experience does not provide a reasonable basis for estimating the expected term. The expected term of the options granted represents the period of time that granted options are expected to remain outstanding.

The underlying data used for computing the fair value of the options (as of the grant date) are as follows:

	2021	2020
Employees
Expected term (years) –	6.07 – 6.11	3.9 – 6.12
Expected volatility	46.10% – 47.44%	40.64% – 46.98%
Risk free interest rate	0.65% – 1.24%	0.28% – 0.53%
Expected dividend yield	0.00%	0.00%
Exercise price	0.3 – 0.31	0.29

Non-Employees
Expected term (years) –	10.–0 – 10.01	—
Expected volatility	42.75% – 42.95%	—
Risk free interest rate	1.13% – 1.72%	—
Expected dividend yield	0.00%	—
Exercise price	0–3–0.31	—

Assumptions regarding the price of the underlying shares:
Probability of an IPO	25% – 35%	25%
Expected time to IPO (years)	0.5 – 1	0.75
Probability of liquidation event	65% – 75%	75%
Expected time to liquidation (years)	2.5	3.0

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 15 — SHARE-BASED COMPENSATION: (cont.)

Summary of outstanding and exercisable options:

The following table summarizes the number of options outstanding for the years ended December 31, 2021 and December 31, 2020, and related information:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate Intrinsic Value (in U.S. dollars)
Outstanding at December 31, 2020	74,670	$0.282	7.70	$2,005
Granted	152,464	0.303	9.95	—
Exercised	(267)	0.308	8.02	9
Forfeited	(4,989)	0.301	9.31	—
Expired	(110)	—	—	—
Outstanding at December 31, 2021	221,768	$0.296	8.37	$9,347

Exercisable at December 31, 2021	62,628	$0.281	6.56	$2,640
Vested and expected to vest at December 31, 2021	221,768	$0.296	8.37	$9,347
	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate Intrinsic Value (in U.S. dollars)
Outstanding at December 31, 2019	65,326	$0.279	8.26	$898
Granted	11,918	0.294	9.84	—
Exercised	(2,527)	0.290	6.72	48
Forfeited	(47)	0.279	6.72	—
Expired	—	—	—	—
Outstanding at December 31, 2020	74,670	$0.282	7.70	$2,005

Exercisable at December 31, 2020	48,427	$0.280	7.34	$1,301
Vested and expected to vest at December 31, 2020	74,670	$0.282	7.70	$2,005

The Company assumes that all outstanding options are expected to vest. The weighted average fair values at grant date of options granted for the years ended December 31, 2021 and 2020 were $36.26 and $26.88 per share, respectively.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 15 — SHARE-BASED COMPENSATION: (cont.)

Summary of status of the Company’s nonvested employee options:

The following table summarizes the number of options outstanding for the years ended December 31, 2021 and December 31, 2020, and related information:

	Number of options	Weighted- average grant-date fair value price
Outstanding at December 31, 2020	26,243	15.29
Granted	152,464	36.26
Vested	(14,578)	15.61
Forfeited	(4,989)	35.33
Outstanding at December 31, 2021	159,140	34.72
Outstanding at December 31, 2019	29,617	9.94
Granted	11,918	26.88
Vested	(15,245)	13.97
Forfeited	(47)	9.07
Outstanding at December 31, 2020	26,243	15.29

On December 31, 2021, there was $4,513 of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.08 year.

On December 31, 2020, there was $385 of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.15 years.

The Company currently uses authorized and unissued shares to satisfy share award exercises.

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Year ended December 31
	2021	2020
Cost of sales	$46	$4
Research and development	144	49
General and administrative	947	136
Sales and marketing	87	35
	$1,224	$224

NOTE 16 — INCOME TAX:

a.      Corporate taxation in Israel

The Company is taxed according to the regular corporate income tax in Israel. The corporate tax rate is 23% in 2020 and thereafter.

b.      Income taxes on non-Israeli subsidiaries

The Company’s subsidiaries incorporated in the U.S. in the state of Delaware, Germany and China (see Note 1d) are assessed for tax purposes in accordance with the tax laws in the countries of their residence. In the year 2021, the Company’s U.S. subsidiary is subject to combined federal and state

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 16 — INCOME TAX: (cont.)

income taxes of approximately 21% ,the subsidiary in Germany is subject to combined corporation tax and trade tax of approximately 28% and the subsidiary in China is subject to combined corporation tax and trade tax of approximately 25%.

c.      Tax loss carryforwards

As of December 31, 2021, the expected tax loss carryforwards of the Company were approximately $48,659, which may be carried forward and offset against taxable income in the future for an indefinite period. The Company has recognized valuation allowance for the full amount in respect of these tax loss carryforwards since their utilization is not expected in the foreseeable future.

Israel and foreign components of income (loss) from continuing operations, before income taxes consisted of:

	Year ended December 31
	2021	2020
Israel	$(17,734)	$(12,378)
Foreign	653	(41)
Total	$(17,081)	$(12,419)

The majority of the Company’s income tax expenses arise from its foreign subsidiaries.

d.      Uncertainty in income tax

The Company applies a more-likely-than-not recognition threshold to uncertain tax positions based on the technical merits of the income tax positions taken. The Company does not recognize a tax benefit unless it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2021 and 2020, no liability for unrecognized tax benefits was recorded due to immateriality.

e.      Tax rate reconciliation

Income tax expense attributable to income from continuing operations was $141 and $43 for the years ended on December 31, 2021 and 2020, respectively, and differed from the amounts computed by applying an Israeli Statutory income tax rate of 23%, to pre-tax income from continuing operations, mainly as a result of changes in valuation allowance of 4,437 and 3,568 respectively, as well as non-deductible expenses.

	Year ended December 31
	2021	2020
Loss before income taxes	$(17,081)	$(12,419)
Statutory tax rate	23%	23%
Computed “expected” tax income	(3,929)	(2,856)
Foreign tax rate differences and exchange rate differences	(615)	(467)
Non-deductible stock compensation and revaluation of financial assets	361	227
Effect of other non-deductible differences	21	27
Change in valuation allowance	4,437	3,112
Subsidiaries tax rate differences	(135)	—
Reported taxes on income	$141	$43

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 16 — INCOME TAX: (cont.)

f.       Deferred tax

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31
	2021	2020
Deferred tax assets
Operating loss carryforwards	$11,192	$7,352
Research and development	1,444	1,364
Accrued expenses	166	152
Lease liability	447	298
Bonus	45	46
Doubtful debts	71	64
Total deferred tax assets	$13,365	$9,276

Deferred tax liabilities
RFI Assets	$(458)	$(942)
Bank Loans	(10)	(28)
Right of use asset	(440)	(286)
Total deferred tax liabilities	$(908)	$(1,256)
Valuation allowance	$(12,457)	$(8,020)
Deferred tax assets, net of valuation allowance	—	—

g.      Roll forward of valuation allowance:

The following table presents a reconciliation of the beginning and ending valuation allowance:

Balance as of December 31, 2019	(4,452)
Additions	(3,568)
Balance as of December 31, 2020	$(8,020)
Additions	(4,437)
Balance as of December 31, 2021	$(12,457)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on these factors, the Company recorded a full valuation allowance on December 31, 2021 and 2020.

g.      Tax assessments

The Company’s tax assessments through 2016 are considered final. The U.S. subsidiary has final tax assessments through 2017. The German and Chinese subsidiaries do not have final tax assessments.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 17 — NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS:

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended December 31
	2021	2020
Numerator:
Net loss for the year	$17,222	$12,462
Extinguishment of preferred shares	—	(46)
Net loss attributable to ordinary shareholders, basic and diluted	$17,222	$12,416
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	630,337	628,662
Net loss per share attributable to ordinary shareholders, basic and diluted	27.32	19.75

The following instruments were not included in the computation of diluted earnings per share because of their anti-dilutive effect:

•        Redeemable convertible preferred shares (see Note 11);

•        Convertible loan agreements (see Note 12);

•        Warrants to purchase convertible preferred shares (see Notes 6 and 13);

•        Simple agreements for future equity (see Note 14);

•        Share-based compensation (see Note 15).

In January 2022, the Company issued series D preferred shares and warrants to purchase series D-1 preferred shares to investors. For further details, see Note 20(a).

NOTE 18 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties which are shareholders and directors of the Company:

a.      Transactions:

	Year ended December 31
	2021	2020
Sales	$53	$16
Cost of sales	$71	$22
Share-based compensation to non-executive directors	$33	$—

b.      Balances:

	December 31
	2021	2020
Current Assets –
Trade receivables, net	$61	$54
Current liabilities –
Trade accounts payables	$24	$23
CLA	$476	$632
SAFE	$2,000	—
Liability to issue shares	$2,000	—

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 18 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (cont.)

c.       During December 2014 and as amended in September 2017, February 2021 and September 2022, the Company entered into an exclusive joint product agreement (the “JPA”), with one of its current investors and a related party. According to the JPA (as amended), the investor has the exclusive right to manufacture for the Company products based on the PDLC technology that are retrofitted onto glass, worldwide (the “Retrofitted Products”), as well as an exclusive right to distribute and sell the Retrofitted Products to certain specific third parties and the exclusive right to manufacture and sell the wet application Retrofitted Products, worldwide. SPD film and PDLC film for embedded and laminated glass products are specifically excluded from the exclusivity right. In addition, the Company may not engage with any other manufacturer to produce the Retrofitted Products and shall not sell or distribute the Retrofitted Products to certain specified third parties other than through or in cooperation with the investor, see Note 20(h).

Note 19 — BUSINESS COMBINATION AFTER REPORTING DATE

a.      General

On January 26, 2022, the Company acquired 100% of the outstanding common shares of Vision Lite SAS, a French société par actions simplifiée (“Target Acquiree”), based in France, Target Acquiree, is a leading Tier 1 supplier for light control technologies and ADAS products across the transportation industry, notably in aviation, railway, bus/coach, and marine. The Target Acquiree is engaged primarily in shading systems for the aeronautic industry worldwide, and rear-view mirrors, driver protection doors, and ADAS for the automobile industry in Europe.

The rational for the acquisition was to create a combined company that would strengthen the Company’s market position, expand its product portfolio, enhance the technologies and extend the Company’s manufacturing capabilities through vertical integration.

b.      Consideration and identifiable net assets acquired

As consideration, an amount of $9,442 (€8,400) was paid in cash to the sellers, $9,442 (€8,400) was paid to the escrow agent at closing and released to the sellers on April 12, 2022, and $3,371 (€3,000) was paid to the sellers on April 28, 2022 and May 11, 2022. In addition, on May 4, 2022, an amount of $1,349 (€1,200) of the consideration was paid into and is currently held in escrow for purposes of providing indemnification for claims of breach of representations by the sellers. The escrow amount is to be held in escrow for a period of up to 2 years from the closing, and thereafter released less any amounts earlier released to the Company due to breaches and amounts in respects of claims, which, regarding the later, shall continue to be held in escrow and only released upon and in accordance with the determination of such claim. In addition, $12,854 cash (€11,436) was transferred by the Company to pay-off Target Acquiree loans.

The Company also entered into an earn out agreement with the sellers. The fair value of the contingent consideration is $3,823 (€3,401) (see Note 19(d) below).

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

Note 19 — BUSINESS COMBINATION AFTER REPORTING DATE (cont.)

The following table summarizes the consideration paid for Target Acquiree and the estimated fair value of the assets acquired and liabilities assumed at the acquisition date, based on a preliminary PPA performed by independent valuation experts:

Consideration:
Cash	$36,458
Contingent consideration	3,823
Fair value of total consideration transferred	40,281
Acquisition-related costs included in general & administrative expense	(1,108)

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	384
Trade receivables	7,573
Inventory	7,794
Other current assets	5,103
Property, plant and equipment	10,284
Operating lease right of use assets	7,819
Customer Relationships*	15,810
Technology*	9,700
Other non-current assets	741
Total assets	65,208
Accounts payable	(8,051)
Payroll and other related payables	(5,531)
Accrued expenses and other current liabilities	(1,568)
Operating lease liabilities, current	(1,555)
Finance lease liabilities, current	(422)
Short term-debt and current maturities of long-term debt	(7,014)
Gauzy Loan	(4,545)
Long term debt	(12,436)
Operating lease liabilities, noncurrent	(6,264)
Finance lease liabilities, noncurrent	(533)
Postretirement employee benefits	(755)
Other noncurrent liabilities	(274)
Total liabilities	(48,948)
Total identifiable net assets assumed	16,260
Goodwill	24,021
Total	$40,281

____________

*        The average expected useful life of Customer Relationships and Technology is approximately 15 and 5 years, respectively.

The fair value of customer relationships was based on the ‘relief from royalties (RFR)’ method. That measure is based on significant inputs that are not observable in the market, or Level 3 inputs (see discussion of the fair value hierarchy in Note 2(z)). Key assumptions include (a) a discount rate of 19%; (b) upsell rate of 1% – 3%; and (c) attrition rate of up to 7%.

The fair value of acquired technology was based on the ‘multi period excess earnings (MPEEM) method. That measure is based on significant inputs that are not observable in the market, or Level 3 inputs. Key assumptions include (a) a discount rate of 18.5%; and (b) royalty rate of 5%.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

Note 19 — BUSINESS COMBINATION AFTER REPORTING DATE (cont.)

The Company is in the process of completing the valuation of the net tangible and intangible assets acquired and liabilities assumed, and its estimate of these values are still preliminary. Therefore, these provisional amounts are subject to change as the Company completes the valuation throughout the measurement period, which will be completed within 12 months of the acquisition date.

c.      Preexisting relationship

On July 27, 2021 the Company entered into a loan agreement with the Target Acquiree, as borrower, in the context of the contemplated acquisition of all of the issued and outstanding equity securities of the Target Acquiree.

The main terms of the loan granted by the Company to the Target Acquiree under such agreement are as follows:

•        Aggregate amount of €4,000 divided into 6 tranches to be made available on the dates referred to in the loan agreement.

•        Interest rate: 5%

•        Maturity date: August 20, 2024

•        Security interest: pledge granted over 35% of the shares in the Target Acquiree for the benefit of the Company.

On December 31, 2021, the loan to target acquiree on the balance sheet is $4,582. The Company recorded financial expense, net amounting to $75 for the year ended December 31, 2021. These amounts include interest accrued on the loan in the amount of $57. Upon closing of the acquisition of the Target Acquiree, this loan became an inter-company loan and was eliminated on consolidation, with no material gain or loss recognized.

d.      Contingent consideration

The purchase price includes a contingent consideration arrangement that requires the Company to pay the sellers of Target Acquiree ranging between $0 and $6,744 (€6,000), conditional on the annual revenues targets for the calendar years 2022 and 2023. The fair value of the contingent consideration arrangement of $3,823 was estimated by applying a binary option model that relies on a variation of Black Scholes model for “Cash or Nothing European Call Option”. That measure is based on significant inputs that are not observable in the market, i.e. — Level 3 inputs (see discussion of the fair value hierarchy in Note 2(z)). Key assumptions include:

Assumptions
Time to Maturity	1 – 2 years
Risk Free Rate	0.75 – 1.18%
Volatility	31.53%
Dividend Yield	0

e.      Goodwill

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of Target Acquiree. None of the goodwill recognized is expected to be deductible for income tax purposes.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

Note 20 — subsequent events:

The Company’s management has performed an evaluation of subsequent events through September 30, 2022, the date the financial statements were available to be issued.

a.      On December 17, 2021, the Company entered into Series D Share Purchase Agreement with existing and new investors, as amended on May 26, 2022, as well as ancillary agreements with certain investors to raise capital in the amount of up to $75,000 providing for, among other things, the issuance by the Company of series D preferred shares, and warrants to purchase series D-1 preferred shares, with such shares to have the rights and privileges as set forth in the Company’s amended and restated articles of association (the “Series D Round”). The initial closing of the Series D Round occurred on January 27, 2022, in which an amount of $25,953 was subscribed by investors including an amount of $3,000 received by the Company pursuant to a certain SAFE dated August 24, 2021 (see Note 14(c)), by and between the Company and the parties set forth therein, which was converted into series D preferred shares at the closing of the Series D Round in 2022. The Company has until September 30, 2022, to raise the additional amounts. As of July 31, 2022, the Company has received subscriptions for an additional $10,868 such that the total subscriptions amount stands at $36,821. During August and September 2022 and until the issuance date of these financial statements the Company has received subscriptions for an additional $15,000 such that the total subscriptions amount stands at $51,821.

In addition, on January 27, 2022, the shareholders of the Company adopted the amended and restated articles of association which included the new class of Series D Preferred Shares issued to the investors in the Series D Rounds.

At the closing of the Series D Round in January 2022, the Company issued to the investors a total of 188,945 series D preferred shares, of which 21,841 were issued upon conversion of the SAFE that was signed in September 2021, and 14,561 were issued in consideration for the $2,000 invested prior to the closing (but as part of the total investment in the round) and presented as a liability to issue shares in the balance sheet as of December 31, 2021.

b.      On February 7, 2021, the Company entered into a Share Purchase Agreement with the shareholders of a Target Acquiree, as amended on July 27, 2021, January 16, 2022 and March 28, 2022. The acquisition closed on January 26, 2022, see Note 19 for further details.

c.      Following the signing of the facility agreement described in Note 20(d), inter alia, the commitments under the Company’s loans with an Israeli bank in an amount of $3,700 (see Note 6(a)) were repaid except for: (i) the three outstanding warrants issued to the bank (see Note 13(a)); (ii) a loan agreement dated May 13, 2020, pursuant to which the Company borrowed an aggregate loan amount of NIS 2.1 million; (iii) a pledge dated January 23, 2018 registered on February 2, 2018 and a pledge dated May 13, 2020 registered on June 8, 2020, and (iv) a fee to be paid to the bank in case of an exit event.

d.      On January 19, 2022, the Company entered into a facility agreement with certain credit funds for a loan facility in the aggregate amount of up to $30,000 (the “Facility” and the “Facility Agreement”, respectively). Subsequent to entering into the Facility Agreement, on January 26, 2022, the Company drew down an amount of $20,000 (the “First Loan”) which was used to repay the Company’s loans with an Israeli bank, and towards the acquisition of the Target Acquiree as set forth above.

The Facility Agreement was amended by a First Amendment on April 25, 2022, under which the Target Acquiree acceded to the Facility Agreement as an additional borrower, and assumed 25% of the first loan ($5,000) and 25% of the unutilized amount of the Facility ($2,500), against repayment of a corresponding amount owed by it to the Company under inter-company loans. The Facility was thereafter fully utilized on April 25, 2022 by the drawdown of loans by each of the Company and the Target Acquiree (aggregated into a loan in an amount of $22,500 (75%) owed by the Company, and a loan in an amount of $7,500 owed by the Target Acquiree (25%)) (the “Facility Loans”).

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

Note 20 — subsequent events: (cont.)

The credit funds also received a “phantom warrant” under the terms of the Facility Agreement which entitles them to a cash payment (allocated proportionately among the Company (75%) and the Target Acquiree (25%)) equal, in the aggregate, to the higher of (i) $3,000; or (ii) the difference between the price per share (PPS) of a series D preferred share in an “Exit Event” (based on the Company’s valuation, as reflected in the terms of the Exit Event as defined below), and the Preferred D Shares PPS of $137.36, multiplied by 39,314 Series D Preferred Shares (or such number of ordinary shares into which such shares shall have been converted, on or prior to such Exit Event, in accordance with their terms). Notwithstanding the foregoing, if the Exit Event which triggers the payment under the phantom warrant is the transfer of less than 50% of the share capital of the Company, then the credit funds shall only be entitled to a portion of the phantom warrant payment; and the remaining portion shall be reserved and remain subject to the provisions of the “phantom warrant” as described in this Note 20(d).

An “Exit Event” for this purpose is (a) transfer of 25% or more of the outstanding share capital of the Company; (b) any transaction, or a series of transactions, where the Company transfers all, or substantially all of its business, assets and operations to any person, other than a transfer to any corporation which is controlled by the Company; (c) any transaction, or a series of transactions which results in a change of control; (d) an IPO of the Company’s shares or listing of Company shares for trade on any stock exchange or regulated market (including any merger with a SPAC).

If no Exit Event (or if only an Exit Event entitling for a partial payment under the “phantom warrant”) occurs until December 30, 2025, the Credit Funds are entitled during a period ending on December 30, 2035, on demand, to a cash payment under the “phantom warrant” of $3,000 (or the remaining portion thereof).

If the Exit Event is an IPO or a transaction in which shareholders of the Company receive consideration in the form of shares of another entity, the credit funds are entitled to elect to receive the payment under the phantom warrant in listed shares of the Company or the shares of such other entity, in lieu of a cash payment (and as discharge of the “phantom warrant”).

The Facility Loans are secured by a guarantee of the Company of the obligations of the Target Acquiree and by certain charges and pledges granted by each of the Company and the Target over their assets to secure their respective obligations under the Facility Agreement (including, but not limited to, pledges over the shares of the Company’s subsidiaries, including the shares of the Target).

The Company must (1) utilize amounts received by it as proceeds from an IPO or a merger transaction with a SPAC or as indemnities or compensation pursuant to the terms and conditions of the Share Purchase Agreement with the Target (other than such indemnities and compensations that do not amount, in the aggregate with any such previous amounts of indemnities and compensations, to $1,000), unless amounts equal to the amounts of such indemnities or compensations are invested in or loaned to the Target Group, for prepayment; and (2) prepay the Facility Loans upon any “Change of Control” (being an event in which a person gains ownership of (a) more than 50% of the Company; (b) the right to appoint a majority of the Board of Directors of the Company).

The following are the main covenants provided under the Facility Agreement:

•        The Company must maintain at all times an unrestricted cash balance of at least $1,500.

•        The Company may not distribute dividends or make payments on account of shareholder loans.

•        The Company must procure additional funding in an amount of $10,000 for each of the years 2022 and 2023 (in equity or debt, provided that such debt is subordinated to the loans under the Facility Agreement) following the effective date of the Facility Agreement.

GAUZY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

Note 20 — subsequent events: (cont.)

•        The Company and its subsidiaries may not incur any debt other than permitted debt, which includes: (i) existing debt; (ii) ordinary course trade debt; (iii) unsecured financial debt in the ordinary course of business, with respect to Company — up to NIS 850,000 and for Target Acquiree — up to EUR 750,000; and (iv) indebtedness of members of the Target in respect of factoring or sale of accounts receivables — up to EURO 4 million (to be updated on a calendar quarterly basis, in accordance with changes to the revenues of the Target Acquiree) but in any event not more than the lower of 65% of the revenues of the Target Acquiree in the immediately preceding quarter and EUR 6 million.

•        The Company and Target Acquiree shall not pledge their assets, other than permitted security, which includes: (i) security existing at closing; and (ii) ordinary course liens and pledges.

•        The Company and its subsidiaries undertake not to enter into related party transactions, other than agreements existing at closing or in the ordinary course and at arm’s length.

e.      With the Closing of the Facility Agreement on January 19, 2022 (see Note 20 (d)) and the closing of the business combination and Series D Round on January 26-27, 2022, respectively (see Note 19 and Note 20 (a)), the Company’s commitment to the investment banker totaled to $2,500, see Note 8(b). $1,000 out of the total commitment amount was paid to the investment banker as of the signing date of these financial statements.

f.       In January 2022, the Board of Directors approved an increase in the number of ordinary shares in the pool under the Plan by an amount of 160,345 ordinary shares such that the total number of ordinary shares reserved for issuance under the Plan is 393,287.

g.      In January and February 2022, the Company granted options to purchase 58,222 ordinary shares to its employees and subcontractors at an exercise price of 1 NIS per share. The options vest over a four-year period, 25% of which vest on the first anniversary of the date of the grant, and the remaining amount vest over the following 3 years in equal parts at the end of each subsequent fiscal quarter, subject to continued employment or service with the Company at the time of vesting. The options expire 10 years from the date of grant.

h.      During September 2022, the cooperation agreement which was signed as part of the February 2021 amendment to the JPA described in Note 18(c) was terminated.”

i.       In January 2022, the CLA Lenders agreed with the lenders under the Facility Agreement (see Note 20(d)) that the rights of the CLA Lenders are subordinated in favor of the lenders under the Facility Agreement, including not having any rights to receive or to demand any payments under the CLA (other than to convert into shares) until the obligations under the Facility Agreement have been discharged in full.

VISION LITE SAS

Report of Independent Public Accounting Firm

Shareholders and Board of Directors of VISION LITE,

Opinion on the Consolidated Financial Statements

We have audited the consolidated financial statements of VISION LITE (the “Company”) which comprise the consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•        Exercise professional judgment and maintain professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Lyon, October 12th 2022

/s/ BDO Rhône Alpes

BDO Rhône Alpes

Company’s auditor since 2021 represented by

Roger-Pierre JERABEK

Partner

VISION LITE GROUP
CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2021	December 31, 2020
		U.S. dollars in thousands	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	2e	$1,394	$2,592
Trade receivables	6	$6,853	$6,517
Inventory	5	$7,379	$6,435
Tax receivables		$4,436	$3,898
Prepaid expenses		$624	$592
Employees receivable		$29	$82
Other current assets		$2	$62
TOTAL CURRENT ASSETS		$20,717	$20,178

NON-CURRENT ASSETS:
Goodwill	2j	$3,544	$3,840
Intangibles assets, net		$56	$41
Property, plant and equipment, net	4	$10,512	$12,168
Restricted long term deposit		$632	$578
Operating lease right of use assets	9	$7,507	$9,095
Investments		$76	$82
Other non-current asset	13a	$1,542	$1,737
TOTAL NON-CURRENT ASSETS		$23,871	$27,543
TOTAL ASSETS		$44,588	$47,721

CURRENT LIABILITIES:
Accounts payables		$7,813	$5,353
Payroll and related costs institutions and payables	13b	$5,652	$6,324
Accrued expenses and other current liabilities	13c	$516	$136
Operating lease liabilities	9	$1,346	$1,398
Finance lease liabilities	9	$414	$370
Short-term borrowings and current maturities of long-term debt	10	$16,971	$17,118
Factoring loan	6	$4,262	$4,331
Deferred revenue	13d	$474	$391
TOTAL CURRENT LIABILITIES		$37,447	$35,422

LONG-TERM LIABILITIES:
Long-term debt, net of discount	10	$12,073	$12,936
Gauzy loans	11	$4,584
Operating lease liabilities	9	$6,689	$8,229
Finance lease liabilities	9	$593	$1,165
Employees rights upon retirement, net	7	$767	$415
Other non-current liabilities	13e	$1,901	$1,219
TOTAL LONG-TERM LIABILITIES		$26,607	$23,965

COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES		$64,054	$59,387

SHAREHOLDERS EQUITY:
Shares outstanding (€0,3 par value per share, 3,431,015 shares authorized as of December 31, 2021 and 2020)		$1,758	$1,758
Additional paid-in capital		$169	$169
Translation to presentation currency		$(306)	$(1,065)
Accumulated deficit		$(21,044)	$(12,574)
TOTAL SHAREHOLDERS EQUITY		$(19,422)	$(11,712)
NON-CONTROLLING INTEREST		$(44)	$46
TOTAL LIABILITIES AND EQUITY		$44,588	$47,721

VISION LITE GROUP
Consolidated Statements of operations and Comprehensive Income

	Note	December 31, 2021	December 31, 2020
		U.S. dollars in thousands	U.S. dollars in thousands
Net sales		$36,204	$33,604
Total revenues		$36,204	$33,604
Cost of revenues	13f	$29,282	$27,246
Gross profit		$6,922	$6,358

Research and development expenses, net	13g	$1,964	$2,912
Selling and marketing expenses	13h	$6,152	$4,505
General and administrative expenses	13i	$7,002	$5,448
Operating loss		$(8,196)	$(6,507)
Financial expense (income), net	13j	$735	$2,096
Other income (expense), net		$168	$0
Loss before tax on income		$(9,099)	$(8,603)
Tax on income		$(161)	$(23)
Net loss		$(8,938)	$(8,580)
Net loss attributable to shareholders		$(8,914)	$(8,556)
Net loss attributable to non-controlling shareholders		$(24)	$(24)

Other comprehensive loss, net of tax:		$(8,938)	$(8,580)
Foreign currency translation		$384	$(645)
Total comprehensive loss, net of tax		$(8,554)	$(9,225)
Comprehensive loss attributable to shareholders		$(8,467)	$(9,201)
Comprehensive loss attributable to non-controlling interest		$(87)	$(24)

VISION LITE GROUP
Consolidated Statement of changes in shareholder’s equity
U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Accumulated deficit	Translation to presentation currency	Total Shareholders’ Equity	Non- controlling interest	Total Shareholders’ Equity and NCI
BALANCE AT DECEMBER 31, 2019	1,758	169	(3,373)	(712)	(2,158)	71	(2,087)
CHANGES DURING 2020:
Net loss			(9,200)		(9,200)	(26)	(9,226)
Foreign exchange differences				(354)	(354)	2	(352)
BALANCE AT DECEMBER 31, 2020	1,758	169	(12,575)	(1,065)	(11,713)	48	(11,666)
CHANGES DURING 2021:
Net loss			(8,467)		(8,467)	(87)	(8,554)
Foreign exchange differences				760	760	(4)	755
BALANCE AT DECEMBER 31, 2021	1,758	169	(21,044)	(306)	(19,422)	(44)	(19,466)

VISION LITE GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2021	2020
	U.S. dollars in thousands	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,938)	$(8,580)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	$4,357	$4,261
Gain from change in investments	$96	$1,163
Deferred tax	$(451)	$(22)
Disposal from fixed assets	$776
Changes in operating assets and liabilities:
Changes in liabilities for social/fiscal debts	$(153)	$833
Decrease (increase) in accounts receivables	$(375)	$15
Increase (decrease) in accounts payable and other liabilities	$2,919	$(721)
Decrease (increase) in inventory	$(1,648)	$149
Increase (decrease) in accrued expenses	$(86)	$170
Net cash used in operating activities	$(3,503)	$(2,732)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property and equipment	$(3,225)	$(4,302)
Net cash used in investing activities	$(3,225)	$(4,302)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in government grant	$983
Proceeds from loans	$7,359	$8,787
Payments in respect of loans bank borrowings	$(2,127)	$(1,269)
Principal payments under finance lease obligation	$(490)	$(280)
Net cash provided by financing activities	$5,726	$7,238
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(1,002)	$205
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	$(196)	$166
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$2,592	$2,221
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,394	$2,592

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 1 — GENERAL

a.      Vision Lite SAS (hereinafter — Vision Lite”) commenced operations in 2013, however its oldest subsidiary exists since 1956. Vision Lite is engaged in the aeronautics, automotive, railway and marine industries. The Company owns the following subsidiaries (collectively hereinafter — the “Group” or the “Company”):

	Activity	% of control
Vision Lite SAS Route d’Irigny BP32 69530 BRIGNAIS – FRANCE	Services and investments grand-mother company	100%
Vision Systems Corporate SAS Route d’Irigny BP 32 69530 BRIGNAIS – FRANCE	Services and investments mother company	100%
Safety Tech SAS Chemin de Chiradie 69530 BRIGNAIS – FRANCE	Automotive, railway manufacturer	95.10%
Vision Systems SAS Route d’Irigny BP 32 69530 BRIGNAIS – FRANCE	Aeronautic manufacturer	100%
Vision Systems North America Inc. 1801 Penn Street MELBOURNE – USA	Automotive and aeronautic manufacturer	100%
Visi Sys Asia Pte LTD 486066 SINGAPOUR	Commercial company	100%
Vision Systems Middle East DWC-LLC UAE	Commercial company	100%
Vision Systems Canada Inc. BLAINVILLE (QUEBEC) – CANADA	Commercial company	95.10%

b.      Liquidity:

The Company has incurred significant losses from operations in 2021 due to the economic consequences of the COVID-19 pandemic. It has a net capital deficiency and cash outflows from operating activities, described in the statement of changes in shareholders equity and in note 15.

Management’s plans are to raise additional funding from new shareholders in order to recapitalize the Company and to be able to invest in capital expenditures preparing for potential future growth. There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in increasing its sales or in raising capital, it may need to reduce activities or curtail operations.

On January 26, 2022, 100% of the Company’s outstanding common shares were purchased by Gauzy Ltd. (“Gauzy”). As part of the consideration transferred, Gauzy loaned $12,854 to dismiss some of the Company’s loans, see Note 10a and 16.

Considering the management’s strategy of raising funds, these financial statements have been prepared assuming that the Company will continue as a going concern. This is confirmed by a support letter from Gauzy in which Gauzy provides its financial support until such time as the Company is able to finance its own operations either through operating cash flow generation or through suitable third-party financing arrangements.

c.      COVID-19:

The COVID-19 pandemic has had a significant impact on the Company’s revenue. In the Vision Systems segment, sales declined by 30% in 2021 compared to 2019 because of reduction in flights and thus customers not ordering solar protection aftermarket parts. In the Safety Tech segment, the impact was a halt on investments of automotive customers in new camera based rear-view systems. In this sector, the revenue increased by 3% between 2019 and 2021, because of higher revenue in driver protection doors, which protects the driver from COVID-19, which compensated decreases in other products. In total, the Company experienced a decrease in its sales of 14% during 2021 compared to 2019.

Some savings have been made on overheads, but the lower sales directly impacted the operating profit level of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 1 — GENERAL (cont.)

The management of the Company continues to monitor the evolving situation with COVID-19, to assess the full impact of the pandemic and the extent to which COVID-19 impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the pandemic or treat its impact.

In addition, the Company further assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impact of COVID-19 as of December 31, 2021 and through the date of this report. The accounting matters assessed included, but were not limited to, the Company’s allowance for doubtful accounts, inventory, research and development and revenue recognition, each of which in turn could have a material adverse impact on our business, financial condition and results of operation.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied on a consistent basis are as follows:

a.      Basis of preparation

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (‘U.S. GAAP’).

b.      Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the Company’s estimates.

c.      Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority and wholly owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.      Functional and presentation currency

The Euro is the currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted. Almost all of the Company’s operational expenses are in Euros and the Company’s financings have been provided in Euros. Accordingly, the functional currency of the Company is the euro.

For the purpose of reporting accounts in U.S. Dollars, which is the presentation currency, transactions and balances originally denominated in euros were converted. Balances in euros were translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items in the statements of operations (indicated below), the following exchange rates are used: (i) for transactions — exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation) — historical exchange rates. Currency transaction gains and losses are presented in financial income or expenses, as appropriate. Upon consolidation, the results of operations of subsidiaries whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the average exchange rates, and assets and liabilities are translated at year-end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income in the financial statements and are included in net income only upon sale or liquidation of the underlying foreign subsidiary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

e.      Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include factoring amounts available who are readily convertible to known amounts of cash.

Refer to paragraph o for more details.

f.       Property and equipment

1)      Property and equipment are stated at cost, net of accumulated depreciation and amortization.

2)      The Company’s property and equipment are depreciated by the straight-line method on the basis of their estimated useful lives.

The estimated useful lives of the Company’s property and equipment are as follows:

Leasehold improvements(*)	Between 3 and 15 years
Industrial fixtures, equipment and tooling	Between 2 and 15 years
Office and IT equipment	Between 3 and 10 years

____________

(*)      Leasehold improvements are amortized by the straight-line method over the expected lease term, which is shorter than the estimated useful life of the improvements.

Depreciation of demonstration units under construction begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

g.      Impairment of long-lived assets

The Company tests amortizing long-lived assets, comprised of property and equipment and other assets, for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure.

As of December 31, 2021, and 2020, the Company has not recognized an impairment loss for its long-lived assets.

h.      Financing costs

Financing costs, premiums and accreted discounts (including debt issuance costs), are amortized over the remaining life of the related debt using the effective interest amortization method. The expense is included in interest in our consolidated statements of operations. The Company records discounts and unamortized financing costs as a direct deduction from, or premiums as a direct addition to, the face amount of the debt.

i.       Inventory

Inventories are stated at the lower of cost or net realizable value. The Company determines the cost of inventory using the actual cost of each unit. The Company periodically reviews its inventory levels and writes down slow inventory with a corresponding charge to cost of sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

j.       Goodwill on acquisition

Goodwill reflects the excess of the consideration transferred, including the fair value of any contingent consideration and any non-controlling interest in the acquiree, over the assigned fair values of the identifiable net assets acquired. Goodwill is not amortized, and is assigned to reporting units and tested for impairment at least on an annual basis.

Acquired goodwill with indefinite useful lives is not amortized, but instead is subject to impairment testing at least annually. Additionally, an interim goodwill impairment test may be required in advance of or after of the annual impairment test if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The goodwill impairment test is performed according to the following principles:

1.      An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

2.      If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative fair value test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized.

The Company’s goodwill is related to the acquisition by Vision Lite of Vision Systems group on February 14, 2013.

An annual impairment test was carried out, based on the present value of expected future cash flows (discounted cash flows) and concluded that no impairment is needed.

k.      Revenue recognition

The Company only has revenue from customers. The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products. This process involves identifying the customer contract, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to use and obtain the benefit of the product.

Shipping and handling costs associated with outbound freight, after control over a product has transferred to a customer, are accounted for as a fulfillment cost and are included in cost of goods sold on transferring control of the goods to the customer.

Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from sales.

The Company’s primary source of revenue is product revenues in the transportation markets. The Company does not act as an agent in any of its revenue arrangements. Contracts with customers generally state the terms of the sale, including the quantity and price of each product purchased. Payment terms and conditions may vary by contract, although terms generally include a requirement of payment within a range of 30 to 60 days after the performance obligation has been satisfied. The Company applies the practical expedient in ASC 606 and does not evaluate payment terms of one

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

year or less since satisfaction of performance obligation for the existence of a significant financing component. As a result, the contracts do not include a significant financing component. In addition, contracts typically do not contain variable consideration as the contracts include fixed prices. The Company provides assurance type warranties on all of its products, which are not separate performance obligations and are outside the scope of Topic 606.

For a small number of contracts, revenue is recognized over time because of the Company’s enforceable right to payment for performance completed on customized products for which the Company has no alternative use. Revenue is measured according to the milestones achieved, which represent the company’s progress in satisfying the performance obligation and thereby best depicts the transfer of control to the customer.

The Company grants limited rights to return products. Return rights vary by customer, the warranty period being variable.

Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by the customer and by product, inventories owned by and located at customers, current customer demand, current operating conditions, and other relevant customer and product information.

Upon recognition, the Company reduces sales and cost of goods sold for the estimated return. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product quality issues and other factors. Return rates can fluctuate over time but are sufficiently predictable to allow the Company to estimate expected future product returns.

The Company’s binding purchase orders are generally for a period of less than one year. Therefore, as permitted by ASC 606, the Company does not disclose information on aggregate amount of transaction price allocated to these remaining performance obligations.

l.       Research and development expenses, net

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including trials, manufacturing costs and professional services. All costs associated with research and developments are expensed as incurred.

Research credit tax granted by the French Government is recognized when the tax credit becomes receivable, provided there is reasonable assurance that the Company or the subsidiaries will comply with the conditions attributed to this credit and there is reasonable assurance the credit will be received. The tax credit is deducted from the research and development expenses as the applicable costs are incurred, refer to note 13f.

m.     Income taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. An allowance is recognized to the extent that it is more likely than not that the deferred tax asset will not be realized in the foreseeable future. The Company has calculated a deferred tax asset with respect to its tax carryforward tax losses and has recognized a full valuation allowance with respect to the amount deferred tax assets exceeds differed tax liabilities regarding the same tax jurisdiction.

There are no uncertain tax positions/recordings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

n.    Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivables. The Company deposits cash and cash equivalents with highly rated financial institutions, and, as a matter of policy, limits the amounts of credit exposure to any single financial institution.

o.      Factoring contract

The Company has agreements with an unrelated third party (a factor) for factoring of specific accounts receivable, by which there is a transfer of the trade receivables to the factor. The factoring terms includes full recourse. Therefore, the Company bears the risk of non-payment by the customer for any reason (e.g. insolvency of the customer).

The factoring is not treated as a sale in accordance with FASB ASC 860, Transfers and Servicing, but as a secured borrowing, so the accounts receivables have been registered as current assets, and the cash collateral to the factor is registered as a short-term loan.

The Company reports the cash flows attributable to the sale of receivables to third parties and the cash receipts from collections made on behalf of and paid to third parties, on a gross basis as trade accounts receivables in cash flows from operating activities and loans in cash flow from financing activities in the Company’s condensed consolidated statement of cash flows.

p.      Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). The new standard requires lessees to record assets and liabilities on the balance sheet for all leases. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.

The Company adopted the standard as of January 1, 2019 on a modified retrospective basis and did not restate comparative periods. The Company elected the package of practical expedients permitted under the transition guidance within the new standard.

Upon initial recognition, the Company recognizes a liability at the present value of the lease payments to be made over the lease term, and concurrently recognizes a ROU asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease. When the rate implicit in a lease is not known, the Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. The subsequent measurement depends on whether the lease is classified as finance lease or an operating lease.

The lease term for all the Company’s leases includes the noncancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise.

For finance leases, the lease liability is initially measured in the same manner and date as for operating leases and is subsequently measured at amortized cost using the effective-interest method. the ROU asset is subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the ROU asset is amortized over the useful life of the underlying asset. Amortization of the ROU asset is recognized and presented separately from interest expense on the lease liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For operating leases, the ROU asset is subsequently measured at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Lease expense for the lease payments is recognized on a straight-line basis over the lease term.

Operating lease ROU assets are presented as operating lease right of use assets on the consolidated balance sheet. The current portion of operating lease liabilities is included in other current liabilities and the long-term portion is presented separately as operating lease liabilities on the consolidated balance sheet. Finance lease ROU assets are included in property, plant, and equipment. The current portion of finance lease liabilities presented as financing lease short-term liability and the long-term portion is presented as finance lease long-term liability on the consolidated balance sheet.

q.      Pension Benefits

The Company has a noncontributory defined benefit pension plan covering substantially all employees upon their retirement. The benefits are based on years of service and the level of compensation during the last year. See Note 7 for further details.

r.       Product Warranties

The Company provides standard warranty on all its products for a period of 1-5 years. Estimated future warranty costs are accrued and charged to cost of goods sold in the period that the related revenue is recognized. These estimates are derived from historical data and trends of product reliability and costs of repairing and replacing defective products.

s.       Loss per share

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities.

The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities.

Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

t.       Recent Accounting Guidance Issued Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which requires companies to measure credit losses of financial instruments, including customer accounts receivable, utilizing a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional Accounting Standard Updates to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. This standard is effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact that these ASUs may have on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which clarifies and simplifies certain aspects of the accounting for income taxes. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect the ASU to have a material impact on its financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock. As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This ASU is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company is currently evaluating the impact that these ASUs may have on its consolidated financial statements.

In November 2021, FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. Entities are required to provide the new disclosures prospectively for all transactions with a government entity that are accounted for under either a grant or a contribution accounting model and are reflected in the financial statements at the date of initially applying the new amendments, and to new transactions entered into after that date.

Retrospective application of the guidance is permitted. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The Company is currently evaluating the effect that ASU 2021-10 will have on its disclosures.

NOTE 3 — SEGMENT INFORMATION

The Group operates its business and reports its financial results in two operating segments, based on its business models:

1)      SAFETY TECH activities

2)      VISION SYSTEMS activities

SAFETY TECH activities are comprised of the following products sales: rear-view mirrors (conventional mirrors or advance driver assistance systems), driver protection doors, shades and accessories. The principal market segments in which this segment operates are busses and coaches, recreational vehicles and railways.

VISION SYSTEMS activities are comprised of the following products sales: shading systems (either conventional shades and sun visors or electronically dimmable solutions or smart windows), cabin comfort management and composite & thermoformed parts. The principal market segments in which this segment operates are aeronautics, land transport and marine.

The Group’s President, who is the chief operating decision maker (“CODM”), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and net profit by the two identified reportable segments, to make decisions about allocation of resources to the segments and to assess their performance. Reports to the CODM do not include inter-segment revenues. Operating and finance expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 3 — SEGMENT INFORMATION (cont.)

are allocated to segments primarily based on their own profit and loss as they are separate entities. The deferred tax expense or benefit is split between the two segments based on the sales figure of each segment, because the amount is not material enough to require a complete calculation.

The accounting policies of the various segments are the same as those described in Note 2, “Significant Accounting Policies.”

The following table shows information by reportable segment for 2021 and 2020 :

Year ended in December 31, 2021
U.S. dollars in Thousands

	SAFETY TECH segment	VISION SYSTEMS segment	TOTAL
Revenues	$19,325	$16,879	$36,204
Gross Profit	$4,331	$2,591	$6,922
Operating expenses	$(7,084)	$(8,202)	$(15,286)
Finance expense	$(380)	$(356)	$(736)
Income tax expense (benefit)	$81	$81	$161
Segment profit (net Loss)	$(3,054)	$(5,885)	$(8,938)

Year ended in December 31, 2020
U.S. dollars in Thousands

	SAFETY TECH segment	VISION SYSTEMS segment	TOTAL
Revenues	$18,403	$15,201	$33,604
Gross Profit	$4,060	$2,299	$6,358
Operating expenses	$(5,604)	$(7,264)	$(12,868)
Finance expense	$(1,079)	$(1,017)	$(2,096)
Income tax expense (benefit)	$14	$10	$23
Segment profit (net Loss)	$(2,609)	$(5,972)	$(8,580)

Supplemental data:

SAFETY TECH SEGMENT

	Year ended December 31,
	2021	2020
	U.S. dollars in thousands
Rear-view mirrors : conventional mirrors	$6,722	$7,307
Driver protection doors	$7,125	$5,843
Advance driver assistance systems	$3,396	$2,978
Shades and accessories	$1,837	$1,748
Design and engineering service	$245	$528
Total	$19,325	$18,403

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 3 — SEGMENT INFORMATION (cont.)

VISION SYSTEMS SEGMENT

	Year ended December 31,
	2021	2020
	U.S. dollars in thousands
Shading systems	$10,861	$8,931
Composite & thermoformed parts	$3,366	$2,853
Cabin comfort management	$751	$1,525
Design and engineering service	$1,902	$1,893
Total	$16,879	$15,201
Country	2021 Revenue in $	2020 Revenue in $
FRANCE	$15,619	$16,263
OTHER EUROPEAN COUNTRIES	$11,073	$8,506
USA	$5,544	$5,695
ASIA	$2,788	$2,429
OTHER COUNTRIES	$1,180	$710
Total revenue	$36,204	$33,604

Major customers:

The following table represents the percentage of consolidated third party net sales to the group’s major customers during the years ended December 31, 2021 and 2020, respectively.

	2021	2020
Customer A	9.2%	10.4%

NOTE 4 — PROPERTY, PLANT AND EQUIPMENT

Composition of assets and the accumulated depreciation thereon, grouped by major classifications for 2021 and 2020 are as follows:

Depreciation and amortization expense was $2,051 and $1,859 for the years ended December 31, 2021 and 2020, respectively.

The Company’s property and equipment in France constitutes 96% of the Company’s property, plant and equipment.

	December 31, 2021	December 31, 2020
	U.S. thousands of dollars
Cost:
Leasehold improvements	$19,522	$20,477
Industrial fixtures, equipment and tooling	$6,885	$7,441
Fixed assets in progress	$2,871	$2,550
Office and IT equipment	$2,278	$1,699
	$31,555	$32,167
Accumulated depreciation :
Leasehold improvements	$(14,422)	$(13,439)
Industrial fixtures, equipment and tooling	$(4,684)	$(4,662)
Office and IT equipment	$(1,937)	$(1,898)
	$(21,043)	$(19,999)
Depreciated balance :	$10,512	$12,168

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 5 — INVENTORIES

The following table presents the components of inventories as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	U.S. thousands of dollars
Raw material and components inventory	$6,883	$5,740
Semi-finished and finished goods	$496	$695
	$7,379	$6,435

The Company recorded inventory write-downs in the amount of $1,842 and $1,803 for the year ended December 31, 2021 and 2020, respectively. These write-downs are linked to slow-moving inventory.

NOTE 6 — TRADE RECEIVABLES

Trade receivables, net of allowances:

	December 31, 2021	December 31, 2020
	U.S. thousands of dollars
Trade receivables sent to factor, gross amount	$4,925	$4,907
Trade receivables, gross amount	$1,932	$1,611
Provision for doubtful debts	$(191)	$(261)
Advances paid to vendors	$186	$260
	$6,853	$6,517

As of December 31, 2021 and 2020, the Company factored approximately 72% and 75%, respectively, of accounts receivable pursuant to the Company’s factoring agreements.

The aging of trade and other receivables at the reporting date was as follows:

	December 31, 2021	December 31, 2020
	U.S. thousands of dollars
Not past due	$6,454	$6,084
Past due 0 – 30 days	$284	$287
Past due 31 – 60 days	$7	$61
Past due 61 – 90 days	$50	$31
Greater than 90 days past due	$58	$53
Total	$6,853	$6,517

NOTE 7 — EMPLOYEE RETIREMENT BENEFITS

The Company’s retirement commitments are partly covered by payments made under a retirement contract for the benefit of employees and managed externally at Natixis Financial Institution. The provision for retirement indemnities at December 31, 2021 represents an accrual for lump-sum retirement indemnity payments to be paid at the time an employee retires if he or she is still present at the Company at the date of retirement.

The Company’s benefit obligation at December 31, 2021 was $1,256 ($1,013 at December 31, 2020).

The Company’s plan assets consisted of cash deposits in an amount of $489 at December 31, 2021 ($597 at December 31, 2020).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 7 — EMPLOYEE RETIREMENT BENEFITS (cont.)

The Company recognized a net amount of $352 and $141 in profit and loss for the net benefit obligation in the years 2021 and 2020, respectively.

At December 31, 2021, an amount of $767 was recognized under the “employee related obligations” item in the consolidated balance sheet ($415 was recognized at December 21, 2020).

The benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are detailed in the table below:

K$
2022	$1
2023	$5
2024	$—
2025	$14
2026	$8
2027 – 2031	$462
$490

Weighted-average assumptions used to determine net benefit cost for 2021 and 2020 were as follows:

	Pension benefits
	2021	2020
Discount rate	0.98%	0.6%
Rate of compensation increase	2%	1%
Turnover rate	5.6%	4%
Expected long-term rate of return on plan assets	0.98%	0.6%

NOTE 8 — COMMITMENTS AND CONTINGENCIES

a.      Grants

In January and July 2021, the Company received two advances on equipment grants, in the form of cash, from the French government in order to launch new investments after the COVID period. These grants, of a total amount of $983 gross amount ($706 net of deferred tax liability), have been recognized in other noncurrent liabilities, because the capital expenditures related will only occur in 2022 to 2024. These grants are presented as financing activities in the statement of cash-flow. These grants represent 28% of new investments, which will be acquired until 2024.

b.      Warranty

The Company provides standard warranties on all its products for the repair or replacement of defective products within 1 to 5 years from the date of purchase. The Company has no recourse provisions that would allow recovery of warranty costs from its suppliers. The following table is a reconciliation of the changes in the Company’s aggregate product warranty liability:

	December 31,
	2021	2020
	U.S. thousands of dollars
Balance at beginning of year	$223	$173
Change in accrual estimate	$(20)	$50
Balance at end of year	$203	$223

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 9 — LEASES

The Company has the following leases:

—     Building leases for the Company premises which are operating leases.

—     Production equipment leases, such as machines or molds, which are financial leases because the equipment will be purchased at the end of the lease term.

—     Hardware and software leases which are operating leases.

—     Vehicle leases which are operating leases.

—     Smaller production equipment leases, such as forklift trucks, which are operating leases.

All the leases have fixed terms and fixed rent amounts. There are no options of renewing the leases. Only the production equipment leases contain an option to be purchased at the end of the lease. For the building leases, as the implicit rate is not known, the rate used to determine the present value of the future lease payments is the incremental borrowing rate based on the information available at the commencement date. The implicit interest rate is known for all other leases.

In May 2020, the Company signed a lease agreement for molds and production equipment of $85 for a period of 4 years, in exchange for a monthly amount of $2.

In September 2021, the Company signed a lease agreement for a vehicle of $45 for a period of 5 years, in exchange for a monthly amount of $1.

The components of lease costs for the years ended December 31, 2021 and 2020 are as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Finance lease cost
Amortization of right of use assets	$348	$401
Interest on lease liabilities	$19	$15
Operating lease cost	$1,757	$1,740
Total lease cost	$2,124	$2,157

Cash flows for amounts included in the measurement of lease liabilities are as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating cash flow from finance lease	$490	$280
Finance cash flow from finance lease	$20	$14
Operating cash flow from operating lease	$1,836	$1,618

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 9 — LEASES (cont.)

Other information related to leases are as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Right-of-use assets obtained in exchange for new lease obligation:
Finance lease	$58	$85
Operating lease	$473	$103
Lease liabilities
Finance lease	$1,007	$1,535
Operating lease	$8,035	$9,627
Weighted average remaining lease term (years):
Finance lease	2.7	3.3
Operating lease	6.5	7.4
Weighted average discount rate:
Finance lease	1.3%	1.2%
Operating lease	1.9%	1.9%

Maturities of lease liabilities are as follows:

	Operating leases	Finance leases
2022	$1,628	$416
2023	$1,549	$320
2024	$1,332	$222
2025	$1,194	$22
2026	$1,058	$25
Thereafter	$2,314
Total lease payments	$9,075	$1,006
Less: imputed interest	$1,040	$0
Present value of lease liabilities	$8,035	$1,007

Lease liabilities, current	$1,346	$414
Lease liabilities, non-current	$6,689	$593
Present value of lease liabilities	$8,035	$1,007

NOTE 10 — FINANCIAL LIABILITIES

Long-term debt at December 31, 2021 and 2020 consists of the following:

	December 31,
	2021	2020
Convertible bond loans CLA and CLB	$8,375	$8,932
Non-convertible bond loan	$2,496	$2,691
Bank loans	$22,417	$18,137
Conditional advances	$340	$295
Total long-term debt	$33,628	$30,054
Less:
Current maturities, long-term debt	$16,971	$17,118
Long-term debt, excluding current maturities	$16,657	$12,936

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 10 — FINANCIAL LIABILITIES (cont.)

a.      During February 2018, the Company entered into convertible loan agreements (the “CLA” and the “CLB”) with SICAV NOVI 2 (the “Lender”), pursuant to which the Lender agreed to loan the Company a sum of €4,861,835 (representing per share value of 2.49$). The loans bear 2-4% annual interest and matures in February 2025. They may be converted to 1,394,244 ordinary shares. The Lender has a right to demand early conversion, while the Company has a right to choose not to convert and to repay the loans with an additional payment of interest so that the total interest rate is 12% (including the already paid interests).

In addition, upon an acquisition of the Company, the Company shall repay the loans with an additional premium so that the total interest rate is 12% including the already paid interests.

As of December 31, 2021, the Company expected that it will be acquired at the following year. Therefore, the additional premium on the CLA was recognized in 2021 and the Company classified the CLA as current liabilities according to the excepted payment. See Note 1b and 16.

Concerning the CLB, the additional premium was recognized at issuance and amortized over time, because the Company had the right to repay this loan at any time.

b.      In July 2019, the Company issued a loan for $2,247, divided into 20 simple registered bonds issued at par, subscription carried out in full. This loan matures in July 2025. As of December 31, 2021 the Company expected that it will be acquired at the following year and that the loan would be reimbursed when that happens so it was classified as a short-term loan. See Note 16.

c.      The Company has a senior debt towards a pool of 3 banks since February 8, 2018. As of December 31, 2021 the Company expected to repay the loan during the following year, and therefore the loan was classified as a short-term loan. See Note 16.

The Company accounted for the CLA’s and its other loans in accordance with ASC 470-10, 470-20 and 835-30. The Company recorded finance expense amounting to $735 and $2,096 for the years ended at December 31, 2021 and 2020, respectively.

Future maturities of the face value of long-term debt at December 31, 2021 are as follows:

Future maturities of long-term debt
2022	$16,972
2023	$4,443
2024	$3,098
2025	$2,728
2026	$1,364
Thereafter	$5,024
Total	$33,628

Some of the loans are guaranteed by a pledge of goodwill/customer base in favor of the banks.

Commitments toward banks:

First ranking non-competitive pledge, for the benefit of the banking pool, over the shares of Vision Systems Corporate securities account opened in the name of Vision Lite, and on which are registered throughout the term of the senior debt, all of the shares being held by Vision Lite as borrower (the aforementioned shares representing 100% of the capital and voting rights of SAS VISION SYSTEMS).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 10 — FINANCIAL LIABILITIES (cont.)

There is a second-ranking pledge in favor of SICAV NOVI 2 over shares of Vision Systems Corporate securities account opened in the name of Vision Lite, as a guarantee for the sums due under the CLB convertible bond contract issued on February 8, 2018.

There is a third-ranking pledge in favor of ID INVEST PARTNERS (NOVI 2) over the shares of Vision Systems Corporate securities account opened in the name of Vision Lite, as a guarantee under the Bond subscription agreement dated July 24, 2019 between NOVI 2 (Id Invest Partners) as subscriber and Vision Lite as issuer for a total amount of EUR 2,000,000.

NOTE 11— GAUZY LOANS

On July 27, 2021, the Company entered into a loan agreement with Gauzy LTD. (“Gauzy”), as lender, in the context of the contemplated M&A transaction in which all of the issued and outstanding equity securities of the Company will be purchased by Gauzy.

The main terms of the loan are as follows:

—     Aggregate amount of €4,000 divided into 6 tranches to be made available on the dates referred to in the loan agreement.

—     Interest rate: 5%

—     Maturity date: August 20, 2024

—     Security interest: pledge granted over 35% of the Company shares for the benefit of Gauzy.

On December 31, 2021, the Gauzy loans on the balance sheet is $4,584. The Company recorded financial expense amounting to $48 for the year ended December 31, 2021. These amounts include interest accrued on the loan. For additional information about the closing of the acquisition, see Note 16.

NOTE 12 — SHARE CAPITAL

The share capital as of December 31, 2021 and 2020 is composed as follows:

	Number of shares		Amount
	Authorized	Issued	Authorized	Issued
Ordinary shares EUR 0.30 par value	3,431,015	3,431,015	€1,029,305	€1,029,305
in USD	3,431,015	3,431,015	$1,758,172	$1,758,172

There was no recognition of authorized shares linked with the convertible loans mentioned in note 10, as these loans have not been converted into shares, but have been totally reimbursed on January 26,2022.

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Balance sheets:

a.      Other non-current asset:

	December 31
	2021	2020
	U.S. thousands of dollars
Bond redemption premium Convertible Loan B	$1,542	$1,737
	$1,542	$1,737

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

b.      Payroll and related costs institutions and payables:

	December 31,
	2021	2020
	U.S. thousands of dollars
Social Institutions	$3,939	$4,461
Paid leave provision	$1,713	$1,863
	$5,652	$6,324

c.      Accrued expenses and other current liabilities:

	December 31,
	2021	2020
	U.S. thousands of dollars
Fiscal Institutions – mainly VAT	$516	$136
	$516	$136

d.      Deferred revenue:

	December 31,
	2021	2020
	U.S. thousands of dollars
Advances received from customers	$408	$143
Deferred income	$66	$248
	$474	$391

e.      Other non-current liabilities:

	December 31
	2021	2020
	U.S. thousands of dollars
Provision for bond redemption premium payment	$972	$953
Advance on equipment grant, net	$706
Provision for customer warranty	$203	$223
Other	$20	$43
	$1,901	$1,219

Statements of operations:

f.       Cost of revenues:

	December 31,
	2021	2020
	U.S. thousands of dollars
Materials	$16,471	$14,519
Direct Labor	$4,063	$3,661
Indirect Labor related to production	$5,208	$5,327
Overheads	$1,163	$1,043
Depreciation	$2,376	$2,695
	$29,282	$27,246

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

g.      Research and development expenses, net:

	December 31
	2021	2020
	U.S. thousands of dollars
Payroll and related expenses	$1,330	$2,177
Operation cost	$765	$1,109
Subcontractors	$632	$1,182
	$2,727	$4,468
Less – Research Credit Tax or Grants	$(763)	$(1,556)
	$1,964	$2,912

h.      Selling and marketing expenses:

	December 31,
	2021	2020
	U.S. thousands of dollars
Payroll and related expenses	$3,063	$2,405
Depreciation	$1,527	$1,101
Overheads	$1,562	$999
	$6,152	$4,505

i.       General and administrative expenses:

	December 31,
	2021	2020
	U.S. thousands of dollars
Payroll and related expenses	$4,137	$3,473
Depreciation	$755	$532
Overheads	$2,110	$1,443
	$7,002	$5,448

j.       Financial expense, net:

	December 31,
	2021	2020
	U.S. thousands of dollars
Foreign exchange profit	$(297)	$(320)
Foreign exchange loss	$158	$393
Foreign exchange profit (loss), net	$(139)	$74

Interest expense on loans	$674	$836
Bond redemption premium	$200	$186
Total finance expense, net	$735	$2,096

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 14 — TAXES ON INCOME

a.      Tax rates

The income and capital gains of the Company are subject to the normal corporate tax rates in France, which is:

2020 – 28%

2021 – 26.5%

Thereafter – 25%.

The income of the U.S. subsidiary is subject to federal corporate tax rate, which is 21% in 2021.

b.      Tax assessments

The Company has final tax assessments through tax year 2021.

The U.S. subsidiary has final tax assessments through tax year 2021 also.

c.      Carryforward losses

As of December 31, 2021, the tax expected loss carryforwards of the Company were $ 27.2 million, which may be carried forward and offset against taxable income in the future for an indefinite period. In respect of these tax loss carryforwards, the Company has recognized valuation allowance for the amount that exceeds the deferred tax liabilities, since their utilization is not expected in the foreseeable future.

U.S. and foreign components of loss from continuing operations, before income taxes consisted of:

	2021	2020
US	$(5,195)	$(4,907)
France	$(21,985)	$(14,836)
Total	$(27,180)	$(19,743)

Deferred income taxes:

	December 31,
	2021	2020
	U.S. dollars in thousands
Deferred tax assets
Net operating loss carry forward	$6,587	$4,739
Research and development expenses	$1,630	$1,832
Leases recognition	$67	$174
Other	$457	$417
Total deferred tax assets	$8,741	$7,162

Deferred tax liabilities
Lease recognition	$64	$53
Grant	$237
Other	$132	$642
Total deferred tax liabilities	$434	$695

Valuation allowance	$8,307	$6,467
Deferred tax assets, net of valuation allowance	0	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 14 — TAXES ON INCOME (cont.)

d.      Roll forward of Valuation Allowance:

The change in valuation allowance for the years ended December 31, 2021 and 2020 was as follows:

	December 31,
	2021	2020
	U.S. dollars in thousands
Balance at the beginning of the year	$6,467	$3,808
Changes during the year	$1,840	$2,659
Balance at the end of the year	$8,307	$6,467

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on these factors, the Company recorded a valuation allowance at December 31, 2021 and 2020.

e.      Tax Rate Reconciliation

There was no income tax expense attributable to income from continuing operations for the years ended December 31, 2021 and 2020, respectively, and differed from the amounts computed by applying a French Statutory income tax rate of 26.50% and 25%, to pre-tax income from continuing operations as a result of the following:

	December 31,
	2021	2020
	U.S. dollars in thousands
Loss before income taxes	$8,938	$8,603
Statutory tax rate	26.5%	28%
Computed “expected” tax income	$2,369	$2,409
Effect of other non-deductible differences	$(368)	$273
Change in valuation allowance	$(1,840)	$(2,659)
Reported income taxes benefit	$161	$23

NOTE 15 — LOSS PER SHARE:

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year Ended December 31,
	2021	2020
	(in dollars, except share and per share data)
Numerator:
Net loss	(8,913,832)	(8,555,966)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	3,431,015	3,431,015
Basic loss per share (in dollars)	(2.60)	(2.49)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes are expressed in U.S. dollars in thousands, except per share amounts.

NOTE 15 — LOSS PER SHARE (cont.)

The effects of convertible loans A and B (see Note 10) for the years ended December 31, 2021 and 2020 were excluded from the calculation of diluted loss per share as a net loss was reported in these periods and the effect of these loans were anti-dilutive.

NOTE 16 — SUBSEQUENT EVENTS:

The Company has been acquired on January 26, 2022. This deal has brought cash which was used to redeem the two convertible loans CLA and CLB (Note 10a), the simple registered bond loan (Note 10b) and the senior debt (Note 10c).

In the year before the acquisition, the future shareholder has also brought cash to the Company, in a form of a loan (see Note 11).

Ordinary Shares

P R O S P E C T U S

BofA Securities

Cowen

Stifel

, 2022

Through and including         , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.       Indemnification of Directors and Officers.

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability, in whole or in part, for damages caused as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association.

An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or other distribution to shareholders. An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided that a provision authorizing such indemnification is contained in its articles of association:

•        a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•        reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•        reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•        expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•        a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

•        financial liabilities imposed on the office holder in favor of a third party;

•        financial liabilities imposed in an administrative proceeding on the office holder in favor of a third party harmed by a breach, pursuant to certain provisions of the Israeli Securities Law; and

•        expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify, insure or exculpate an office holder against any of the following:

•        a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, regulations promulgated under the Companies Law allow the insurance of office holders without shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s stated compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.

The Amended Articles allow us to exculpate, indemnify and insure our office holders for any act (including any omission) performed by virtue of being an office holder to the fullest extent permitted by law. Our office holders are currently covered by a directors and officers’ liability insurance policy. We intend to purchase additional insurance coverage prior to the consummation of this offering, providing total coverage of $             million for the benefit of all of our directors and officers, in respect of which we paid a 12-month premium of approximately $            .

We have entered into agreements with each of our directors and other office holders exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of the duty of care, and undertaking to indemnify them to the fullest extent permitted by law.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Item 7.       Recent Sales of Unregistered Securities.

During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(2), Rule 701 and/or Regulation S under the Securities Act. No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

Preferred Equity Financings

In November 2019, we issued 75,922 Series B preferred shares to the Series B Preferred SAFE Investors pursuant to the Simple Agreement for Future Equity agreements entered into as part of the Series B Preferred SAFE Financing for aggregate consideration in the amount of approximately $2,500,000 paid in the form of conversion pursuant to the Series B Preferred SAFE Financing.

From September 2020 through January 2021, we sold an aggregate of 264,613 of our Series C preferred shares at a purchase price of $67.2672 per share for an aggregate purchase price of approximately $17.8 million. In addition, in connection with such sale of Series C preferred shares in September 2020 through January 2021, a portion of the loans made under the 2020 Convertible Loan Agreements Financing was converted into an aggregate of 52,844 Series C preferred shares.

In September 2020, we issued 14,862 Series C preferred shares to the Series C Preferred SAFE Investor pursuant to the Series C Preferred Simple Agreement for Future Equity agreements entered into as part of the Series C Preferred SAFE Financing for aggregate consideration in the amount of approximately $1,000,000 paid in the form of conversion pursuant to the Series C Preferred SAFE Financing.

In September 2020 and April 2020, we issued 13,379 and 898 Series C preferred shares, respectively, to the Additional Series C Preferred SAFE Investor pursuant to the Simple Agreement for Future Equity agreements entered into as part of the Additional Series C Preferred SAFE Financing for aggregate consideration in the amount of approximately $900,000 paid in the form of conversion pursuant to the Additional Series C Preferred SAFE Financing.

From January 2022 through September 2022, we sold an aggregate of 246,224 of our Series D preferred shares at a purchase price of $137.36 per share for an aggregate purchase price of approximately $34.0 million.

In January 2022, we issued 21,841 Series D preferred shares and warrants to purchase 14,197 Series D-1 preferred shares to the Series D Preferred SAFE Investors pursuant to the Series D Preferred Simple Agreement for Future Equity agreements entered into as part of the Series D Preferred SAFE Financing for aggregate consideration in the amount of approximately $3,000,000 paid in the form of conversion pursuant to the Series D Preferred SAFE Financing.

From January 2022 through September 2022, we issued warrants to purchase up to an aggregate of 160,045 of our Series D-1 preferred shares to various investors in connection with the purchase of our Series D preferred shares. The warrants were issued with an exercise price of $151.09 per share.

From March 2018 through December 2021, we issued warrants to purchase up to an aggregate of 10,408 of our most senior preferred shares to lenders in connection with a number of loan agreements. The warrants were issued with an exercise price of $             per share.

Incentive Compensation

Since January 1, 2019 and as of December 31, 2021, we have issued an aggregate of 3,074 ordinary shares pursuant to the exercise of share options by our employees, officers, directors and consultants.

Since January 1, 2019 and as of December 31, 2021, we have granted our directors, officers, employees and consultants options to purchase an aggregate of 164,382 ordinary shares, at a weighted average exercise price of 1 NIS per share, under our 2016 Share Award Plan. As of December 31, 2021, options to purchase 221,768 ordinary shares granted to our directors, officers, employees and consultants remain outstanding.

Item 8.       Exhibits and Financial Statement Schedules.

(a)     See the Exhibit Index.

(b)    Financial Statement Schedules. All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in our consolidated financial statements and the related notes thereto.

(c)     Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9.       Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.       For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.      For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement by and among Gauzy Ltd. and the underwriters named therein.
3.1*	Amended and Restated Articles of Association of Gauzy Ltd., as currently in effect.
3.2*	Amended and Restated Articles of Association of Gauzy Ltd. to be in effect upon the closing of this offering.
4.1*	Amended and Restated Investors’ Rights Agreement, dated January 27, 2022, by and among Gauzy Ltd. and the investors named therein.
5.1*	Opinion of Gornitzky & Co., Israeli counsel to Gauzy Ltd., as to the validity of the ordinary shares.
10.1*	Form of Indemnification Agreement.
10.2*	Gauzy Ltd. 2016 Share Award Plan.
10.3*	Compensation Policy.
10.4*	Facility Agreement by and among Gauzy Ltd., the lenders named therein and Klirmark Capital 3 Ltd., dated as of January 19, 2022.
10.5*	Amendment to Facility Agreement by and among Gauzy Ltd. and Vision Lite, the lenders named therein and Klirmark Capital 3 Ltd., dated as of April 25, 2022.
10.6*	SPD Film, Emulsion and End-Product License Agreement between Research Frontiers Incorporated and Gauzy Ltd., dated September 30, 2017.
10.7*	Letter Agreement between Gauzy Ltd. and Research Frontiers Incorporated, dated September 7, 2018.
21.1*	List of subsidiaries.
23.1*	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.
23.2*	Consent of Gornitzky & Co. (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature pages of Registration Statement).
107*	Filing Fee Table.

____________

*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on this          day of          , 2022.

GAUZY LTD.
By:
Eyal Peso, Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Eyal Peso and Meir Peleg, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Chief Executive Officer and Chairman
Eyal Peso	(Principal Executive Officer)
Chief Financial Officer
Meir Peleg	(Principal Financial and Accounting Officer)
Director
Brian Abrams
Director
Gal Gitter
Director
Alexander Babitsky
Director
Danny Allouche
Director
Yishai Klein

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Gauzy Ltd., has signed this Registration Statement on this            day of           , 2022.

Gauzy USA, Inc.
Authorized U.S. Representative

Name: Eyal Peso
Title: Chief Executive Officer